FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2011

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

On June 30, 2011, Nomura Holdings, Inc. filed its Annual Securities Report for the year ended March 31, 2011 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Act.

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	English translation of certain items disclosed in the Annual Securities Report pursuant to the Financial Instruments and Exchange Act for the fiscal year ended March 31, 2011
2.	Confirmation Letter and Management’s Report on Internal Control Over Financial Reporting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 29, 2011	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

EXHIBIT I

Annual Securities Report Pursuant to the Financial Instruments and Exchange Act for the Fiscal Year Ended March 31, 2011

Notes:

1.	Translation for the underlined items are attached to this form as below.

2.	The U.S. dollar amounts, which are not displayed in the Annual Securities Report (“annual report”), are included solely for the convenience of the reader and have been translated at the rate of ¥82.76 = U.S. $1, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2011. This translation should not be construed to imply that the Yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

PART I    Corporate Information

Item 1. Information on Company and Its Subsidiaries and Affiliates

1. Selected Financial Data.

(1) Selected consolidated financial data for the latest five fiscal years.

Year ended March 31	2007	2008	2009	2010	2011
Total revenue (Mil yen)	2,049,101	1,593,722	664,511	1,356,751	1,385,492
Net revenue (Mil yen)	1,091,101	787,257	312,627	1,150,822	1,130,698
Income (loss) before income taxes (Mil yen)	318,502	(64,910)	(780,265)	105,247	93,255
Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders (Mil yen)	175,828	(67,847)	(708,192)	67,798	28,661
Comprehensive income (loss) attributable to NHI shareholders (Mil yen)	213,459	(145,571)	(755,518)	77,103	8,097
Total equity (Mil yen)	2,222,959	2,001,102	1,551,546	2,133,014	2,091,636
Total assets (Mil yen)	35,577,511	25,236,054	24,837,848	32,230,428	36,692,990
Shareholders’ equity per share (Yen)	1,146.23	1,042.60	590.99	579.70	578.40
Net income (loss) attributable to NHI common shareholders per share—basic (Yen)	92.25	(35.55)	(364.69)	21.68	7.90
Net income (loss) attributable to NHI common shareholders per share—diluted (Yen)	92.00	(35.57)	(366.16)	21.59	7.86
Total NHI shareholders’ equity as a percentage of total assets (%)	6.1	7.9	6.2	6.6	5.7
Return on shareholders’ equity (%)	8.28	(3.25)	(40.15)	3.70	1.36
Price/earnings ratio (times)	26.61	—	—	31.78	55.06
Cash flows from operating activities (Mil yen)	(1,627,156)	(647,906)	(712,629)	(1,500,770)	(235,090)
Cash flows from investing activities (Mil yen)	(533,813)	(102,019)	(98,905)	(269,643)	(423,214)
Cash flows from financing activities (Mil yen)	1,568,703	942,879	999,760	2,176,530	1,284,243
Cash and cash equivalents at end of the year (Mil yen)	410,028	507,236	613,566	1,020,647	1,620,340
Number of staffs	16,854	18,026	25,626	26,374	26,871
[Average number of temporary staffs, excluded from above]	[3,766 ]	[4,576 ]	[4,997 ]	[4,728 ]	[4,199 ]

(Notes)

1	The selected financial data were stated in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

2	Shareholders’ equity per share, Total NHI shareholders’ equity as a percentage of total assets, Return on shareholders’ equity are calculated with Total NHI shareholders’ equity.

3	Due to the retroactive application of Financial Accounting Standards Board (“FASB”), Accounting Standards Codification™ (“ASC”) 210-20 “Balance Sheet—Offsetting” (“ASC 210-20”), we have reclassified the “Total assets” and “Total NHI shareholders’ equity as a percentage of total assets” for the years ended March 31, 2007 and 2008. The amounts previously reported are as follows:

Year ended March 31	2007	2008
Total assets (Mil yen)	35,873,374	26,298,798
Total NHI shareholders’ equity as a percentage of total assets (%)	6.1	7.6

4	Price/earnings ratio (times) is not stated for the years ended March 31, 2008 and 2009 due to net loss.

5	The consumption tax and local consumption tax on taxable transaction are accounted for based on the tax exclusion method.

6	Certain contract employees who were previously included in temporary staff are included in Number of staffs for the year ended March 31, 2008. Such numbers previously reported have been reclassified to conform to the current year presentation. The numbers previously reported are as follows:

Year ended March 31	2007
Number of staffs	16,145
[Average number of temporary staffs, excluded from above]	[4,434	]

7	With the application of ASC 946, “Financial Services—Investment Companies”, all investments made by investment companies within the scope of the guide are carried at fair value, with changes in fair value recognized through earnings commencing from the fiscal year ended March 31, 2008.

8	In accordance with the updated guidance for accounting and reporting of noncontrolling interests in financial statements, included in ASC 810, “Consolidation” (“ASC 810”), (“updated noncontrolling interests guidance” ), the consolidated balance sheets and consolidated statements of operations as of and for the years ended March 31, 2007, 2008 and 2009 have been reclassified. Such reclassification has been made in Income (loss) before income taxes and Total equity. The amounts previously reported are as follows:

Year ended March 31	2007	2008	2009
Income (loss) before income taxes (Mil yen)	321,758	(64,588)	(779,046)
Total equity (Mil yen)	2,185,919	1,988,124	1,539,396

(2)	Selected stand alone financial data for the latest five fiscal years

Year ended March 31,	2007	2008	2009	2010	2011
Operating revenue (Mil yen)	340,886	419,649	340,071	220,873	219,875
Ordinary income (Mil yen)	207,221	246,231	127,181	29,121	11,690
Net income (loss) (Mil yen)	158,235	53,985	(393,712)	12,083	(15,094)
Common stock (Mil yen)	182,800	182,800	321,765	594,493	594,493
Number of issued shares (1,000 shares)	1,965,920	1,965,920	2,661,093	3,719,133	3,719,133
Shareholders’ equity (Mil yen)	1,475,328	1,423,661	1,244,082	1,806,307	1,764,894
Total assets (Mil yen)	4,438,039	4,449,810	3,681,507	4,566,078	5,278,581
Shareholders’ equity per share (Yen)	772.51	740.17	466.99	485.62	481.23
Dividend per share (Yen)	44.00	34.00	25.50	8.00	8.00
The first quarter	8.00	8.50	8.50	—	—
The second quarter	8.00	8.50	8.50	4.00	4.00
The third quarter	8.00	8.50	8.50	—	—
The end of a term (the fourth quarter)	20.00	8.50	—	4.00	4.00
Net income (loss) per share (Yen)	82.97	28.27	(202.62)	3.86	(4.16)
Net income per share—diluted (Yen)	82.59	28.07	—	3.83	—
Shareholders’ equity as a percentage of total assets (%)	33.2	31.7	33.1	39.0	32.8

Return on shareholders’ equity (%)	10.84	3.74	(29.95)	0.81	(0.86)
Price/earnings ratio (times)	29.59	52.71	—	178.36	—
Payout ratio (%)	53.03	120.27	—	213.61	—
Dividend on shareholders’ equity (%)	5.69	4.60	4.00	1.45	1.66
Number of staffs	21	52	52	50	65
[Average number of temporary staffs, excluded from above]	[—]	[—]	[—]	[—]	[—]

(Notes)

1	The consumption tax and local consumption tax on taxable transactions are accounted for based on the tax exclusion method.

2	Nomura Holdings, Inc. (hereinafter “the Company”) paid quarterly dividend payments in the years ended March 31, 2007, 2008 and 2009.

3	No dividend per share information is provided at the end of term (the fourth quarter) of the year ended March 31, 2009, as there was no dividend.

4	Number of staffs represents staffs who work at the Company.

5	No net income per share – diluted information was provided, as there was net loss per share, although there are dilutive shares for the years ended March 31, 2009 and 2011.

6	No payout ratio or dividend on shareholder’s equity information was provided due to the net loss for the years ended March 31, 2009 and 2011.

3. Business Overview.

The Company and its 687 consolidated subsidiaries and variable interest entities primarily operate investment and financial services business focusing on securities business as their core business. Nomura provides wide-ranging services to customers for both of financing and investment through the operations in Japan and other major financial capital markets in the world. Such services include securities trading and brokerage, underwriting and distribution, arrangement of public offering and secondary distribution, arrangement of private placement, principal investment, asset management and other broker-dealer and financial business. There are also 18 companies accounted for under the equity method as at March 31, 2011.

The reporting of the business operations and results of the Company and its consolidated subsidiaries are based on business segments referred in Note 21 “Segment and geographic information” in our consolidated financial statements included in this annual report. Please refer to the table below on the organizational structure listing the main companies by business segments.

Organizational Structure

The following table lists Nomura Holdings, Inc. and its significant subsidiaries and affiliates by business segments.

Nomura Holdings, Inc.

Retail Division

(Domestic)

Nomura Securities Co., Ltd. and others

Asset Management Division

(Domestic)

Nomura Asset Management Co., Ltd. and others

Wholesale Division

(Domestic)

Nomura Securities Co., Ltd. and others

(Overseas)

Nomura Holding America Inc.

Nomura Securities International, Inc.

Nomura America Mortgage Finance, LLC

Instinet, Inc.

Nomura Europe Holdings plc

Nomura International plc

Nomura Bank International plc

Nomura Principal Investment plc

Nomura Capital Markets plc

Nomura Asia Holding N.V.

Nomura International (Hong Kong) Limited

Nomura Singapore Limited and others

Others

(Domestic)

The Nomura Trust and Banking Co., Ltd.

Nomura Facilities, Inc.

Nomura Research Institute, Ltd.*

JAFCO Co., Ltd.*

Nomura Land and Building Co., Ltd.* and others

*Affiliates

(Note) Nomura Land and Building Co., Ltd became a consolidated subsidiary of the Company on May 24, 2011. For further information, please refer to Note 10, “Business combinations” in our consolidated financial statements included in this annual report.

Item 2. Operating and Financial Review

1. Operating Results.

You should read the following discussion of our operating and financial review and prospects together with Item 1 “Selected Financial Data” of this annual report and our consolidated financial statements included elsewhere in this annual report. Operating results for the year ended March 31, 2009 are based on our consolidated financial information submitted on June 30, 2009, and certain reclassifications of reported amounts have been made to conform to the current year presentation. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of factors, including, but not limited to, those under “Risk Factors” and elsewhere in this annual report.

Business Environment

Japan

The Japanese economy entered a recovery phase in the fiscal year ended March 31, 2010 supported by stimulus measures taken by the Japanese government and rebounding exports amid robust growth in emerging economies and a recovery in Europe and the U.S. These conditions continued through the first half of the fiscal year ended March 31, 2011, but the recovery lost momentum in the second half with benefits from government policy measures fading and growth in overseas economies slowing as Europe’s sovereign debt problems spread. In addition, the East Japan Earthquake hit before the end of the fiscal year, leading to rapid deterioration in operations and distribution, particularly in the manufacturing industry. Against this backdrop, real gross domestic product (“GDP”) in the fiscal year ended March 31, 2011 showed the first positive growth in three years, of 2.3%, after having fallen 2.4% in the prior fiscal year. Meanwhile until the East Japan Earthquake, the employment environment steadily improved supported by the economic recovery through the first half of the fiscal year.

Amid ongoing and widespread cost-cutting efforts, corporate earnings continued to expand in the fiscal year ended March 31, 2011 on a recovery in sales from the second half of the prior fiscal year underpinned by domestic and overseas economies. We estimate that recurring profits at major companies (NOMURA 400 companies) rose by around 50% in the fiscal year ended March 31, 2011 supported by strong profit growth in the first half of the fiscal year, despite the effects of the East Japan Earthquake late in the fiscal year. The overall improvement in earnings was driven by the manufacturing industry, which benefited from firm exports.

The stock market declined after maintaining a rising trend through April 2010, with stock prices falling over the fiscal year as a whole. Economic stimulus measures taken by many countries from 2008 supported stock price gains, but global stock markets turned down from April 2010 as risk aversion gained momentum around the world amid spreading concerns over sovereign debt prompted by deteriorating public finances in Europe. Thereafter, stock markets rallied in response to stepped-up monetary easing in the U.S., though Japanese stocks fell at the end of the fiscal year in the wake of the East Japan Earthquake. The Tokyo Stock Price Index (TOPIX), after reaching its high for the fiscal year in April 2010, declined through November, then rose through February 2011, before falling back to its low for the year immediately after the East Japan Earthquake. The TOPIX had advanced from 773.66 points at the end of March 2009 to 978.81 points at the end of March 2010, an increase of 26.5% over the fiscal year, then declined to 869.38 points at the end of March 2011, a fall of 11.2%. The Nikkei Stock Average also declined over the fiscal year as a whole, by 12.0%, from ¥11,089.94 at the end of March 2010 to ¥9,755.10 at the end of March 2011.

Yields on newly issued 10-year Japanese government bonds were at the 1.3% level in early April 2010, the point at which share prices turned up, but fell to the 0.8% level in October 2010 against a backdrop of ongoing stock price declines. Thereafter, yields rose to around 1.3% in February 2011 in tandem with the stock market rally, ending March at around that level. Despite concerns over Japan’s expanding sovereign debt, interest rates stayed low amid expectations of further monetary easing by the Bank of Japan and other factors.

On the foreign exchange markets, the yen was influenced by changes in U.S. monetary policy and concerns over the euro currency system. At the end of March 2010, the yen was trading at the ¥93 level against the U.S. dollar and the ¥125 level against the euro. From July 2010, the U.S. dollar weakened against the yen as the view spread that concerns over sovereign debt in Europe would adversely affect the U.S. economy, with the yen at one stage reaching around ¥80 against the dollar at the end of October 2010. Thereafter, yen appreciation halted as the Bank of Japan took additional monetary easing steps, and although it rose to the ¥76 level against the U.S. dollar at one point following the East Japan Earthquake, it ended March 2011 at the ¥83 level. Against the euro, the yen appreciated as the Greek sovereign debt crisis worsened and concerns surfaced over the euro currency system and European economies. The yen then depreciated over January–March 2011 reflecting expectations of interest rates being raised on inflationary concerns, moving from around ¥110 against the euro in January 2011 to around ¥117 at the end of March 2011.

Overseas

The economies of the leading industrialized nations have been continuing to recover, but whereas in the U.S. additional monetary easing provided ongoing economic support, in Europe concerns have surfaced of inflation triggered by rising commodity prices, while fears have emerged of sovereign debt problems as a side effect of economic stimulus measures. In international commodity markets, too, prices have continued to rise supported by U.S. monetary easing and expectations of strong, sustained recoveries in emerging economies. In emerging economies, meanwhile, growing numbers of countries have been implementing monetary tightening prompted by inflationary concerns, while in China curbing rises in real estate prices and prices generally has become an issue as aggressive fiscal policy measures are maintained.

U.S. real GDP contracted by 2.6% year-on-year in 2009 then recovered to expand by 2.9% in 2010. Corporate earnings improved, underpinned by buoyant emerging-market economies and policy support measures, with increasingly buoyant corporate activity providing a following wind for recovery. Monetary policy tools continued to underpin the economy owing to delayed recovery in real estate markets and employment conditions.

The Federal Reserve Board (“FRB”) sought to shift gradually to a neutral policy stance, but found itself having again to take easing measures to provide further support. The FRB held the federal funds rate target at 0–0.25%, effectively maintaining a zero interest rate policy. Faced with widening concerns that European sovereign debts could derail financial markets and that this could adversely affect the real economy through weakness in real estate markets and a delayed recovery in the employment environment, the FRB strengthened its quantitative easing from November 2010, increasing the supply of funds through purchases of U.S. Treasuries in the bond market. The U.S. stock market declined in tandem with the spread of Europe’s sovereign debt problems, but then saw a clear rise as the FRB stepped up its monetary easing. The Dow Jones Industrial Average stood at $10,856.63 at the end of March 2010 but rallied to $12,319.73 at the end of March 2011. The yield on 10-year U.S. Treasuries was at the 3.9% level in March 2010, fell to around 2.4% in October 2010 as the stock market declined and in expectation of FRB policy measures, then rose to around 3.5% in March 2011 amid the stock market rally and spreading concerns over a widening fiscal deficit.

European economies saw a mixed environment, with concerns over economic recovery, sovereign debt problems, and inflation. In the Eurozone, real GDP expanded 1.8% year-on-year in 2010 after contracting 4.1% in 2009. The European Central Bank (“ECB”)’s monetary easing aided export recovery via depreciation of the euro, and fiscal stimulus measures by various countries’ governments contributed to gradual economic recovery. Concerns over sovereign debt problems as a side effect of fiscal stimulus disrupted financial markets, and were highlighted as having an adverse economic impact. Concerns over inflation also grew amid rising crude oil prices, and the view gained ground that the ECB would raise its policy rate. Stock prices rallied in parallel with advances in U.S. stock markets, with the benchmark German stock index (“DAX”) rising approximately 14% during the fiscal year ended March 31, 2011.

Asia ex-Japan economies also saw growing inflationary concerns as recovery continued. Real GDP growth in China in 2010 was 10.3%, versus 8.7% in 2009. Domestic demand continues to expand centering on investment, sustaining a strong recovery, but with consumer prices rising faster than the Chinese government’s target, monetary policy has been tightened in phases along with measures to restrain increases in real estate prices. The key question is whether the government can follow a path of sustainable economic management that achieves a balance between economic growth and inflation curbs.

Executive Summary

In the beginning of the fiscal year ended March 31, 2011, emerging countries drove economic activity in Japan and throughout the world. In April 2010, the TOPIX hit 998 points, the highest level of the period, while the S&P500 Index topped 1,200 points. In May 2010, bond markets became unstable in the face of sovereign debt problems in Greece and other countries in Europe. This resulted in a significant decline in liquidity, creating an adverse business environment. In the second half of the year, the market settled down and client-flow businesses recovered. In the U.S., the FRB continued its quantitative easing measures and otherwise tried to spur the economy in response to the delay in recovery of the employment situation and continued weakness in the housing market. The economy responded by showing signs of recovery, which helped the S&P500 Index rebound from a low of 1,022 points in July 2010 to 1,325 points at the end of March 2011. During this time, China and other emerging countries continued to enjoy strong economic growth on the back of robust domestic demand and enhanced economic partnerships within Asia. A few countries, including India and China, shifted to a monetary tightening policy upon sensing some economic overheating. Meanwhile, sovereign debt problems continued to be a cause of concern in certain European countries. The East Japan Earthquake in March 2011 negatively impacted business sentiment in Japan. The TOPIX temporarily dropped below 800 points, but subsequently rebounded to the end of the fiscal year at 869 points. The yen-dollar exchange rate also fell to a post-war high in the ¥76 range at one point, but then closed the fiscal year in the ¥83 range. Concerning financial regulations, the outline for Basel III (new capital requirement regulations for financial institutions) has become clearer as regulations on and oversight of financial institutions is becoming more stringent. Going forward, we must continue to carefully address related developments. Amid this environment, in line with our client-focused business strategy, the Retail division promoted consulting services and diversified its product offering, while the Asset Management division made efforts to expand assets under management and enhance investment performance, both in Japan and overseas. In the Wholesale division, created in April 2010, collaboration between businesses was bolstered, while initiatives were undertaken to increase revenues from client-flow businesses as well as to diversify the products and solutions offered. Investments aimed at building up the business platform, along with initiatives to manage costs, allowed us to post an overall profit for the eighth consecutive quarter, as well as to record profits in all three segments. We posted net revenue of ¥1,130.7 billion for the fiscal year ended March 31, 2011, a 2% decline from the previous year. Non-interest expenses decreased 1% from the previous year to ¥1,037.4 billion, income before income taxes was ¥93.3 billion, and net income attributable to the shareholders of Nomura was ¥28.7 billion. Consequently, ROE for the full fiscal year was 1.4%.

In Retail, net revenue for the year ended March 31, 2011 increased by 1% from the previous year to ¥392.4 billion, and income before income taxes decreased by 11% from the previous year to ¥101.2 billion. We continued to focus on providing clients consulting services to accommodate client needs. Consulting services resulted in balanced business growth, centered on equities, bonds, investment trusts and insurance products. There was a ¥3.9 trillion net inflow in retail client assets during the fiscal year. Due to the impact of the East Japan Earthquake on the stock market, total retail client assets dropped to ¥70.6 trillion at the end of the fiscal year, from ¥73.5 trillion at the end of the previous fiscal year. However, the number of client accounts increased by 50,000 to the end of the fiscal year at 4.94 million accounts, indicating steady growth in the business base.

In Asset Management, net revenue for the year ended March 31, 2011 increased by 15% from the previous year to ¥80.7 billion, due primarily to growth of assets under management. Non-interest expenses increased by 8% from the previous year to ¥55.7 billion and income before income taxes increased by 35% from previous year to ¥25.1 billion. Asset under management increased by ¥1.3 trillion from the end of March 2010 to ¥24.7 trillion at the end of March 2011. In the investment trust business, we saw an inflow of money, particularly from multi-currency funds. In the investment advisory business, there was an increase in mandates mainly from overseas clients.

In Wholesale, net revenue for the year ended March 31, 2011 decreased by 20% from the previous year to ¥630.5 billion. Our performance was most challenged in the first quarter, due primarily to the financial market turmoil related to Greece and the European sovereign crisis. As we shifted our strategy, our performance stabilized and improved from the second quarter to the fourth quarter, demonstrating good business momentum. Non-interest expenses increased by 2% to ¥623.8 billion, mostly as a result of international business expansion in the first half of the fiscal year. As a result, income before income taxes was ¥6.7 billion. The formal establishment of the Wholesale Division from April 2010 led to closer collaboration between business lines and as a result, we executed a number of cross-divisional transactions between Global Markets and Investment Banking.

Results of Operations

Overview

The following table provides selected consolidated statements of operations information for the years indicated.

The information for the fiscal year ended March 31, 2009 (from April 1, 2008 to March 31, 2009) was derived from the Annual Securities Report to the Financial Instruments and Exchange Act filed on June 30, 2009 and the amounts previously reported have been reclassified to conform to the fiscal year ended March 31, 2011 (from April 1, 2010 to March 31, 2011) presentation.

	Year Ended March 31
	2009	2010	2011
	(in millions of yen, except percentages)
Non-interest revenues:
Commissions	¥306,803	¥395,083	¥405,463	$4,899
Fees from investment banking	54,953	121,254	107,005	1,293
Asset management and portfolio service fees	140,166	132,249	143,939	1,739
Net gain (loss) on trading	(128,339)	417,424	336,503	4,066
Gain (loss) on private equity investments	(54,791)	11,906	19,292	233
Gain (loss) on investments in equity securities	(25,500)	6,042	(16,677)	(202)
Other	39,863	37,483	43,864	531

Total Non-interest revenues	333,155	1,121,441	1,039,389	12,559
Net interest revenue	(20,528)	29,381	91,309	1,103

Net revenue	312,627	1,150,822	1,130,698	13,662
Non-interest expenses	1,092,892	1,045,575	1,037,443	12,535

Income (loss) before income taxes	(780,265)	105,247	93,255	1,127
Income tax expense (benefit)	(70,854)	37,161	61,330	741

Net income (loss)	¥(709,411)	¥68,086	¥31,925	$386
Less: Net income (loss) attributable to noncontrolling interests	(1,219)	288	3,264	40

Net income (loss) attributable to NHI shareholders	¥(708,192)	¥67,798	¥28,661	$346

Return on equity	(40.2)%	3.7%	1.4%

Net revenue decreased by 2% from ¥1,150.8 billion for the year ended March 31, 2010 to ¥1,130.7 billion for the year ended March 31, 2011. Commissions increased by 3%, due primarily to an increase in commissions for the distribution of investment trusts. As there were a number of large equity finance transactions with Japanese clients in the previous year compared with this year, fees from investment banking decreased by 12% for the year ended March 31, 2011. Asset management and portfolio service fees increased by 9%, due primarily to an increase in assets under management mainly driven by continuing cash inflows. Net gain on trading fell to ¥336.5 billion for the year ended March 31, 2011, due primarily to a decrease in equity trading. Gain on private equity investments was ¥19.3 billion for the year ended March 31, 2011 due primarily to realized gains on disposal of certain investments and unrealized gains on equity securities of certain investee companies.

Net revenue increased by 268% from ¥312.6 billion for the year ended March 31, 2009 to ¥1,150.8 billion for the year ended March 31, 2010. Commissions increased by 29%, due primarily to an increase in commissions for the distribution of investment trusts, reflecting the recovery from the overall market slump triggered by the turmoil in the global financial markets. Fees from investment banking increased by 121%, due primarily to an increase in transaction volume in equity finance for Japanese companies. Net gain on trading was ¥417.4 billion for the year ended March 31, 2010, due primarily to the recovery from the turmoil in the global financial markets. Gain on private equity investments was ¥11.9 billion for the year ended March 31, 2010 due primarily to realized and unrealized gains on equity securities of certain investee companies.

Net interest revenue was negative ¥20.5 billion for the year ended March 31, 2009, ¥29.4 billion for the year ended March 31, 2010 and ¥91.3 billion for the year ended March 31, 2011. Net interest revenue is a function of the level and mix of total assets and liabilities, which includes trading assets and financing and lending transactions, and the level, term structure and volatility of interest rates. Net interest revenue is an integral component of trading activity. In assessing the profitability of our overall business and of our Global Markets business in particular, we view net interest revenue and non-interest revenues in aggregate. For the year ended March 31, 2011, interest revenue increased by 47% due mainly to expansion of securitized product trading in our U.S. region and interest expense increased 24% due mainly to an increase in repo transaction. As a result, net interest revenue for the year ended March 31, 2011 increased by ¥61.9 billion from the year ended March 31, 2010. For the year ended March 31, 2010, interest revenue and interest expense decreased 29% and 41%, respectively, due primarily to decline of short-term interest rates of repurchase and reverse repurchase transactions. As a result, net interest revenue for the year ended March 31, 2010 increased by ¥49.9 billion from the year ended March 31, 2009.

In our consolidated statements of operations, we include gains and losses on investments in equity securities within revenue. We recorded gains and losses on such investments in the amount of negative ¥25.5 billion for the year ended March 31, 2009, ¥6.0 billion for the year ended March 31, 2010 and negative ¥16.7 billion for the year ended March 31, 2011. This line item includes both realized and unrealized gains and losses on investments in equity securities held for operating purposes. These investments refer to our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships.

Non-interest expenses decreased by 1% from ¥1,045.6 billion for the year ended March 31, 2010 to ¥1,037.4 billion for the year ended March 31, 2011. The decrease in non-interest expenses was caused by the decrease in other expenses by 12% from ¥142.5 billion for the year ended March 31, 2010 to ¥125.4 billion for the year ended March 31, 2011, due to, among other factors, impairment losses against affiliated companies were lower for the year ended March 31, 2011. The decrease in non-interest expenses was offset by a 7% increase in commissions and floor brokerage from ¥86.1 billion for the year ended March 31, 2010 to ¥92.1 billion for the year ended March 31, 2011.

Non-interest expenses decreased by 4% from ¥1,092.9 billion for the year ended March 31, 2009 to ¥1,045.6 billion for the year ended March 31, 2010. The decrease in non-interest expenses was caused by a decrease in other expenses by 46% from ¥262.6 billion for the year ended March 31, 2009 to ¥142.5 billion for the year ended March 31, 2010, primarily because impairment losses against affiliated companies were lower for the year ended March 31, 2010. The decrease in non-interest expenses was offset by the full-year recognition of compensation and benefits, information processing and communications, and occupancy and depreciation related to the acquisition of Lehman in October 2008 for the year ended March 31, 2010, while such expenses were recognized for a six month period in the year ended March 31, 2009.

Loss before income taxes was ¥780.3 billion for the year ended March 31, 2009, and income before income taxes was ¥105.2 billion for the year ended March 31, 2010 and ¥93.3 billion for the year ended March 31, 2011.

We are subject to a number of different taxes in Japan and have adopted the consolidation tax system permitted under Japanese tax law. The consolidation tax system only imposes a national tax. Since April 1, 2004, our domestic statutory tax rate has been approximately 41%. Our foreign subsidiaries are subject to the income tax rates of the countries in which they operate, which are generally lower than those in Japan. Our effective tax rate in any one year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each location.

Income tax expense for the year ended March 31, 2011 was ¥61.3 billion, representing an effective tax rate of 65.8%. The significant factor causing the difference between the effective tax rate of 65.8% and the statutory tax rate of 41% were different tax rates applicable for foreign subsidiaries which increased the effective tax rate by 10.8%, taxable items to be added to financial profit and non-deductible expenses which increased the effective tax rate by 5.3% and 16.6%, respectively for the year ended March 31, 2011. The significant factor reducing the effective tax rate was non-taxable revenue which decreased the effective tax rate by 8.4%.

Income tax expense for the year ended March 31, 2010 was ¥37.2 billion, representing an effective tax rate of 35.3%. The significant factor causing the difference between the effective tax rate of 35.3% and the statutory tax rate of 41% was due to different tax rates applicable for foreign subsidiaries which decreased the effective tax rate by 26.9%. Other significant factors causing the difference were taxable items to be added to financial profit and non-deductible expenses which increased the effective tax rate by 10.8% and 10.5%, respectively for the year ended March 31, 2010.

Income tax benefit for the year ended March 31, 2009 was ¥70.9 billion, representing an effective tax rate of 9.1% which was significantly below the statutory tax rate of 41%. The most significant factor causing the difference was an increase in the valuation allowance, mainly relating to non-recoverability of losses in certain U.S. and U.K. subsidiaries and also future realizable losses in Japan as a result of the review of the future realizable value of the deferred tax assets. Although the increase in the valuation allowance generally has the effect of increasing the effective tax rate, this had the effect of decreasing the rate by approximately 27.6% due to losses from continuing operations. Other significant factors included tax benefits recognized on the devaluation of investments in foreign subsidiaries which increased the effective tax rate by approximately 7.5% and also the different tax rates applicable for foreign subsidiaries which decreased the effective tax rate by 9.9% for the year ended March 31, 2009.

Net loss attributable to NHI shareholders was ¥708.2 billion for the year ended March 31, 2009, and net income attributable to NHI shareholders was ¥67.8 billion for the year ended March 31, 2010 and ¥28.7 billion for the year ended March 31, 2011. Our return on equity was negative 40.2% for the year ended March 31, 2009, 3.7% for the year ended March 31, 2010, and 1.4% for the year ended March 31, 2011.

Results by Business Segment

In April 2010, we established the Wholesale Division, encompassing the operations previously conducted by the Global Markets, the Investment Banking, and the Merchant Banking divisions. Also we realigned our reportable segments to reflect how we operate and manage our business. Accordingly, our operating management and management reporting are prepared based on the Retail, the Asset Management and the Wholesale segments. We disclose business segment information in accordance with this structure from the first quarter commencing on April 1, 2010. Gain (loss) on investments in equity securities, our share of equity in the earnings (losses) of affiliates, impairment losses on long-lived assets, corporate items and other financial adjustments are included as “Other” operating results outside of business segments in our segment information. Unrealized gain (loss) on investments in equity securities held for operating purposes is classified as reconciling items outside of our segment information. The performance results by business segments are disclosed in Note 21 “Segment and geographic information” to our consolidated financial statements included in this annual report. The reconciliation of our segment results of operations and consolidated financial statements is also set forth in Note 21 “Segment and geographic information”. Certain reclassifications of reported amounts have been made to conform to the current year presentation.

Retail

In Retail, we receive commissions and fees from investment consultation services which we provide mainly to individual clients in Japan. Additionally, we receive operational fees from asset management companies in connection with the administration services of investment trust certificates that we distribute. We also receive agent commissions from insurance companies for the insurance products we sell as an agent.

Operating Results of Retail

	Year Ended March 31
	2009	2010	2011
	(in millions of yen)
Non-interest revenues	¥287,750	¥384,816	¥389,404	$4,705
Net interest revenue	4,107	3,456	3,029	37

Net revenue	291,857	388,272	392,433	4,742
Non-interest expenses	273,620	274,915	291,245	3,519

Income before income taxes	¥18,237	¥113,357	¥101,188	$1,223

Net revenue for the year ended March 31, 2011 was ¥392.4 billion, increasing 1% from ¥388.3 billion for the year ended March 31, 2010, due primarily to increasing revenues from bond related products and commissions for distribution of investment trusts.

Net revenue for the year ended March 31, 2010 was ¥388.3 billion, increasing 33% from ¥291.9 billion for the year ended March 31, 2009, due primarily to increasing commissions for distribution of investment trusts.

Non-interest expenses for the year ended March 31, 2011 were ¥291.2 billion, increasing 6% from ¥274.9 billion for the year ended March 31, 2010, due primarily to an increase in compensation and benefits.

Non-interest expenses for the year ended March 31, 2010 were ¥274.9 billion, at a consistent level with ¥273.6 billion for the year ended March 31, 2009.

Income before income taxes was ¥18.2 billion for the year ended March 31, 2009, ¥113.4 billion for the year ended March 31, 2010, and ¥101.2 billion for the year ended March 31, 2011.

The graph below shows the revenue composition by instrument in terms of Retail non-interest revenues for the years ended March 31, 2009, 2010, and 2011.

As described above, revenue composition of investment trusts and asset management was 59% for the year ended March 31, 2011, at a consistent level with the previous year. Revenue composition of equities decreased from 26% for the year ended March 31, 2010 to 22% for the year ended March 31, 2011. Revenue composition of bonds increased from 15% for the year ended March 31, 2010 to 18% for the year ended March 31, 2011, due primarily to an increase in revenue reflecting the increase in the sales of bonds. Revenue composition of variable annuity insurance unchanged from the previous year at 1%.

Retail Client Assets

The following graph shows amounts and details regarding the composition of retail client assets at March 31, 2009, 2010, and 2011. Retail client assets consist of clients’ assets held in our custody and assets relating to variable annuity insurance products.

Retail Client Assets

Retail client assets decreased from ¥73.5 trillion as of March 31, 2010 to ¥70.6 trillion as of March 31, 2011, due to the impact of the East Japan Earthquake on the stock market. The balance of our clients’ investment trusts increased by 8% from ¥12.9 trillion as of March 31, 2010 to ¥13.9 trillion as of March 31, 2011, reflecting net cash inflows by clients of ¥1.4 trillion and market depreciation of ¥0.4 trillion.

Retail client assets increased by ¥14.2 trillion from ¥59.3 trillion as of March 31, 2009 to ¥73.5 trillion as of March 31, 2010, due primarily to market appreciation of equity securities. The balance of our clients’ investment trusts increased by 25% from ¥10.4 trillion as of March 31, 2009 to ¥12.9 trillion as of March 31, 2010, reflecting net cash inflows by clients of ¥0.8 trillion and market appreciation of ¥1.7 trillion.

Asset Management

We earn portfolio management fees through the development and management of investment trusts, which are distributed by NSC, other brokers, banks, Japan Post Bank Co., Ltd. and Japan Post Network Co., Ltd. We also provide investment advisory services for pension funds and other institutional clients. Net revenues basically consist of asset management and portfolio services fees that are attributable to Asset Management.

Operating Results of Asset Management

	Year Ended March 31
	2009	2010	2011
	(in millions of yen)
Non-interest revenues	¥56,463	¥68,280	¥76,269	$922
Net interest revenue	3,326	2,085	4,475	54

Net revenue	59,789	70,365	80,744	976
Non-interest expenses	52,409	51,771	55,691	673

Income before income taxes	¥7,380	¥18,594	¥25,053	$303

Net revenue increased by 15% from ¥70.4 billion for the year ended March 31, 2010 to ¥80.7 billion for the year ended March 31, 2011, due primarily to the increase in assets under management mainly driven by continuing cash inflows.

Net revenue increased by 18% from ¥59.8 billion for the year ended March 31, 2009 to ¥70.4 billion for the year ended March 31, 2010, due primarily to the increase in assets under management mainly driven by the stock market appreciation.

Non-interest expenses increased by 8% from ¥51.8 billion for the year ended March 31, 2010 to ¥55.7 billion for the year ended March 31, 2011.

Non-interest expenses decreased by 1% from ¥52.4 billion for the year ended March 31, 2009 to ¥51.8 billion for the year ended March 31, 2010.

Income before income taxes was ¥7.4 billion for the year ended March 31, 2009, ¥18.6 billion for the year ended March 31, 2010 and ¥25.1 billion for the year ended March 31, 2011.

The following table sets forth assets under management of each principal Nomura entity within Asset Management as of the dates indicated.

	March 31
	2009	2010	2011
	(in billions of yen)
Nomura Asset Management Co., Ltd.	¥19,993	¥23,292	¥27,034
Nomura Funds Research and Technologies Co., Ltd.	1,634	1,525	2,824
Nomura Corporate Research and Asset Management Inc.	1,049	1,107	1,841
Private Equity Funds Research and Investments Co., Ltd.	600	578	538
Nomura Funds Research and Technologies America, Inc.	216	240	196
Nomura Asset Management Deutschland KAG mbH.	172	220	294

Combined total	¥23,663	¥26,962	¥32,727
Overlapping asset accounts among group companies	(3,432)	(3,518)	(8,014)

Total	¥20,231	¥23,444	¥24,713

Assets under management were ¥24.7 trillion as of March 31, 2011, a ¥4.5 trillion increase from March 31, 2009, and a ¥1.3 trillion increase from March 31, 2010.

In our investment trust business, we have continuing cash inflows mainly from currency selection type funds. In the investment advisory business, there was an increase in mandates mainly from overseas clients. Investment trust assets included in assets under management by Nomura Asset Management Co., Ltd. (“NAM”) were ¥15.9 trillion as of March 31, 2011, up ¥1.3 trillion, or 9%, from the previous year, reflecting net cash inflows by clients of ¥1.7 trillion and market depreciation of ¥0.5 trillion. The balance of investment trusts such as Nomura Global High Yield Bond Fund (Basket Currency Selection Type), Nomura US High Yield Bond Fund (Currency Selection Type) and Nomura Japan Brand Stock Investment Fund (Currency Selection Type) increased. For the year ended March 31, 2010, the balance of investment trusts managed by NAM were ¥14.7 trillion as of March 31, 2010, up ¥1.7 trillion, or 13%, from the previous year, reflecting net cash outflows by clients of ¥0.4 trillion and market appreciation of ¥2.1 trillion.

The following table shows NAM’s share, in terms of net asset value, in the Japanese asset management market as of the dates indicated.

NAM’s share of the fund market in Japan

	As of March 31
	2009	2010	2011
Total of publicly offered investment trusts	22%	20%	22%
Stock investment trusts	16%	15%	17%
Bond investment trusts	44%	43%	43%

Wholesale

The formal establishment of the Wholesale Division from April 2010 led to closer collaboration between business lines and as a result we executed a number of cross-divisional transactions between Global Markets and Investment Banking.

Operating Results of Wholesale

	Year Ended March 31
	2009	2010	2011
	(in millions of yen)
Non-interest revenues	¥(146,522)	¥763,567	¥534,094	$6,454
Net interest revenue	(17,108)	25,964	96,442	1,165

Net revenue	(163,630)	789,531	630,536	7,619
Non-interest expenses	553,695	614,349	623,819	7,538

Income (loss) before income taxes	¥(717,325)	¥175,182	¥6,717	$81

Net revenue decreased by 20% from ¥789.5 billion for the year ended March 31, 2010 to ¥630.5 billion for the year ended March 31, 2011, due primarily to the financial market turmoil related to Greece and the European sovereign crisis.

Non-interest expenses increased by 2% from ¥614.3 billion for the year ended March 31, 2010 to ¥623.8 billion for the year ended March 31, 2011 as a result of international business expansion in the first half of the fiscal year, while controlling compensation and benefits based on performance.

Loss before income taxes was ¥717.3 billion for the year ended March 31, 2009 and income before income taxes was ¥175.2 billion for the year ended March 31, 2010 and ¥6.7 billion for the year ended March 31, 2011.

Global Markets

We have a proven track record in sales and trading of bonds, stocks, and foreign exchange, as well as derivatives based on these financial instruments, mainly to domestic and overseas institutional investors. In response to the increasingly diverse and complex needs of our clients, we are building up our trading and product origination capabilities to offer superior products not only to domestic and overseas institutional investors but also to the Retail and the Asset Management. This cross-divisional approach also extends to the Investment Banking, where close collaboration leads to high value-added solutions for our clients.

We continue to develop extensive ties with institutional investors in Japan and international markets; wealthy and affluent investors, public-sector agencies, and regional financial institutions in Japan; and government agencies, financial institutions, and corporations around the world. These ties enable us to identify the types of products of interest to investors and then to develop and deliver products that meet their needs.

	Year Ended March 31
	2009	2010	2011
	(in millions of yen)
Net revenue	¥(157,254)	¥658,441	¥518,788	$6,268
Non-interest expenses	417,387	486,433	499,300	6,033

Income (loss) before income taxes	¥(574,641)	¥172,008	¥19,488	$235

Net revenue decreased from ¥658.4 billion for the year ended March 31, 2010 to ¥518.8 billion for the year ended March 31, 2011. In Fixed Income, net revenue decreased from ¥308.0 billion for the year ended March 31, 2010 to ¥259.8 billion for the year ended March 31, 2011. In Equities, net revenue decreased from ¥352.8 billion for the year ended March 31, 2010 to ¥227.3 billion for the year ended March 31, 2011. Despite the overall drop in revenues amid difficult market conditions, client revenues increased as our investments in our client franchise and a broader product offering continued to produce results. In Fixed Income, we successfully diversified our revenue mix between products and regions. From a regional point of view, we saw a big jump in contribution from the Americas (in our first full year of operation), and Asia revenues also rose year on year. In terms of products, securitized products showed the largest revenue increase with foreign exchange products also reflecting an increase in revenue, while rates and credit performed relatively well. In Equities, we continued to round out our research and execution platforms overseas, and execution services again provided the largest revenue contribution. We also responded effectively to client needs and provided substantial liquidity to clients after the East Japan Earthquake, thus capturing a higher market share in Japan.

        Net revenue increased from negative ¥157.3 billion for the year ended March 31, 2009 to ¥658.4 billion for the year ended March 31, 2010. In Fixed Income, net revenue increased from negative ¥217.2 billion for the year ended March 31, 2009 to ¥308.0 billion for the year ended March 31, 2010. In Equities, net revenue increased from ¥98.9 billion for the year ended March 31, 2009 to ¥352.8 billion for the year ended March 31, 2010. Over the past year we have seen positive results from our expanded business platform following the acquisition of certain Lehman Brothers operations in October 2008. In addition to growth in client equity and fixed income trading in Japan, we also saw an increase in such businesses in both Europe and Asia. In Equities, we expanded our client franchise by enhancing services related to European and Asian equities in addition to our existing Japanese equity-related business and by serving clients with our advanced technologies. In Fixed Income, we became a Primary Dealer in the U.S. as we continued our platform build out aimed at delivering world-class products and services. In Global Markets, we are working to build a regionally-balanced earnings structure with a focus on client trades.

Non-interest expenses increased by 3% from ¥486.4 billion for the year ended March 31, 2010 to ¥499.3 billion for the year ended March 31, 2011, due primarily to increases in infrastructure cost for business expansion.

Non-interest expenses increased by 17% from ¥417.4 billion for the year ended March 31, 2009 to ¥486.4 billion for the year ended March 31, 2010, due primarily to increases in commissions, floor brokerage and compensation and benefits.

Loss before income taxes was ¥574.6 billion for the year ended March 31, 2009 and income before income taxes was ¥172.0 billion for the year ended March 31, 2010 and ¥19.5 billion for the year ended March 31, 2011.

Investment Banking

We provide a broad range of investment banking services, such as underwriting and advisory activities to a diverse range of corporations, financial institutions, sovereigns, investment funds and others. We underwrite offerings of debt, equity and other financial instruments in Asia, Europe and other major financial markets. We have been enhancing our M&A and financial advisory expertise to secure more high profile deals both across and within regions. We develop and forge solid relationships with these clients on a long-term basis by providing extensive resources in a seamless fashion to facilitate bespoke solutions.

	Year Ended March 31
	2009	2010	2011
	(in millions of yen)
Investment Banking (Gross)	¥87,559	¥196,076	¥185,011	$2,236
Allocation to Other divisions	(24,060)	(77,154)	(82,623)	(998)

Investment Banking (Net)	63,499	118,922	102,388	1,238
Other	(69,875)	12,168	9,360	113

Net revenue	(6,376)	131,090	111,748	1,351
Non-interest expenses	136,308	127,916	124,519	1,505

Income (loss) before income taxes	¥(142,684)	¥3,174	¥(12,771)	$(154)

Net revenue decreased from ¥131.1 billion for the year ended March 31, 2010 to ¥111.7 billion for the year ended March 31, 2011. Net revenue of investment banking (net) decreased from ¥118.9 billion for the year ended March 31, 2010 to ¥102.4 billion for the year ended March 31, 2011. Net revenue of other decreased from ¥12.2 billion for the year ended March 31, 2010 to ¥9.4 billion for the year ended March 31, 2011. In the year ended March 31, 2011, realized gains from investments in Japan were ¥11.1 billion. Realized losses from the Terra Firma Investments were ¥3.4 billion and unrealized gains from the Terra Firma Investments were ¥14.6 billion. Realized and unrealized gains arose primarily on residential real estate, leisure and utilities sectors while realized losses are related to the exit of a media business.

Net revenue increased from negative ¥6.4 billion for the year ended March 31, 2009 to ¥131.1 billion for the year ended March 31, 2010. Net revenue of investment banking (net) increased from ¥63.5 billion for the year ended March 31, 2009 to ¥118.9 billion for the year ended March 31, 2010, due primarily to increased transaction volume in equity finance by major Japanese financial institutions and corporations. Net revenue of other increased from negative ¥69.9 billion for the year ended March 31, 2009 to ¥12.2 billion for the year ended March 31, 2010, due primarily to realized and unrealized gains on equity securities of certain investee companies. In the year ended March 31, 2010, unrealized gains from investments in Japan were ¥4.8 billion. Realized gains from the Terra Firma Investments were ¥0.6 billion and unrealized gains from the Terra Firma Investments were ¥8.4 billion. Realized and unrealized gains arose from improving markets, primarily in residential real estate, renewable energy and utilities sectors. In the year ended March 31, 2009, realized gains from investments in Japan were ¥42.0 billion and unrealized losses from investments in Japan were ¥78.0 billion. Realized gains from the Terra Firma Investments were ¥6.7 billion and unrealized losses from the Terra Firma Investments were ¥15.7 billion. Realized gains resulted from the exit of certain retail and service industry investments. Unrealized losses resulted from underperformance of investments in the media, aircraft leasing, waste management and renewable energy sectors.

Non-interest expenses decreased by 3% from ¥127.9 billion for the year ended March 31, 2010 to ¥124.5 billion for the year ended March 31, 2011 as a result of our controlling compensation and benefits based on performance.

Non-interest expenses decreased by 6% from ¥136.3 billion for the year ended March 31, 2009 to ¥127.9 billion for the year ended March 31, 2010, due primarily to a decrease of professional fees.

Loss before income taxes was ¥142.7 billion for the year ended March 31, 2009, income before income taxes was ¥3.2 billion for the year ended March 31, 2010 and loss before income taxes was ¥12.8 billion for the year ended March 31, 2011.

Other Operating Results

Other operating results include net gain (loss) related to economic hedging transactions, realized gain (loss) on investments in equity securities held for operating purposes, equity in earnings of affiliates, corporate items, and other financial adjustments. Please refer to Note 21 “Segment and geographic information” to our consolidated financial statements included in this annual report.

Loss before income taxes in other operating results was ¥65.4 billion for the year ended March 31, 2009, ¥211.3 billion for the year ended March 31, 2010 and ¥22.8 billion for the year ended March 31, 2011.

Other operating results for the year ended March 31, 2011 include the gains from changes in the fair value of the financial liabilities, for which the fair value option was elected, attributable to the change in our creditworthiness of ¥9.3 billion ($0.11 billion), the negative impact of our own creditworthiness on derivative liabilities which resulted in gains of ¥20.5 billion ($0.25 billion) and the losses from changes in counterparty credit spreads of ¥6.6 billion ($0.08 billion).

Summary of Regional Contribution

For a summary of our net revenue, income (loss) before income taxes and long-lived assets by geographic region, see Note 21 “Segment and geographic information” to our consolidated financial statements included in this annual report.

Cash flows

Please refer to Item 2. Operating and Financial Review, 6. Operating and Financial Analysis, (4) Liquidity and Capital Resources.

(2) Trading Activities

Assets and liabilities for trading purposes

For disclosures relating to the assets and liabilities for trading purposes, please refer to Item 5. Financial Information, 1. Consolidated Financial Statements and Other, Note 3, “Fair value of financial instruments” as well as Note 4, “Derivative instruments and hedging activities”.

Risk management of trading activity

Value at Risk (VaR) is the tools we use to measure market risk of our trading related business.

1)	Assumption on VaR

•	2.33 standard deviations 99% confidence level

•	Holding period: One day

•	Consider correlation of price movement among the products

2)	Records of VaR

	March 31, 2010 (Bil Yen)	March 31, 2011 (Bil Yen)
Equity	2.6	1.8
Interest rate	4.4	4.1
Foreign exchange	10.5	4.5
Sub-total	17.5	10.4
Diversification benefit	(5.0)	(4.1)

Value at Risk (VaR)	12.5	6.3

	Year ended March 31, 2011
	Maximum (Bil Yen)	Minimum (Bil Yen)	Average (Bil Yen)
Value at Risk (VaR)	13.6	6.0	9.1

2. Current Challenges.

Although the global economy was moving gradually toward normality supported by emerging markets, it is facing uncertainty due to the unstable political situation in the Middle East, sovereign crisis in Europe and the East Japan Earthquake in March. In this environment, we plan to address the needs of our clients globally by taking advantage of our strengthened business platform and to grow our client base and improve our market share. We will continue to strategically allocate management resources towards social responsibility to contribute to a stable forum for providing steady liquidity through properly functioning markets.

In addition, we will continue to proceed with our plans to reduce costs by reengineering businesses to fit the market environment and increase operational efficiency.

To achieve our strategic goals, we will implement the following initiatives:

•	Retail Division

In the Retail Division, we will continue to enhance our products and service offerings, which are provided through Financial Advisors, online or via call centers to accommodate increasingly sophisticated and diverse client needs. We aim to enhance investment consultation services and to continue being a trusted partner to our clients by providing world-class products and services that meet their individual needs.

•	Asset Management Division

In our investment trust business, we aim to provide individual clients with a diverse range of investment opportunities to meet investors’ needs and in investment advisory business, we aim to provide institutional clients globally with value-added investment service. Together, we intend to increase assets under management and expand our client base.

We aim to increase our world-class competitive advantage in Japan and the rest of Asia by making continuous efforts to improve investment performance and to gain trust from investors worldwide.

•	Wholesale Division

Global Markets will enhance our product development expertise to continue acting as our product supply hub and also work to expand profitability. We will focus on delivering high value-added products and solutions to our clients by leveraging our global trading infrastructure and making full use of our strengthened business franchise. In Fixed Income, we will strengthen not only our global marketing structure but also our trading and product development capabilities. In Equities, we will continue to act as a world-class liquidity provider. Through even closer co-operation between Fixed Income and Equities we will aim for synergies in structuring, research, distribution, and risk management.

In Investment Banking, we are expanding our M&A advisory and corporate finance businesses to diversify sources of profit by providing high value-added solutions to meet the individual needs of each client. We aim to enhance our presence as a global investment bank headquartered in Asia that provides world-class services, while continuing to build our business in Japan.

In implementing the initiatives outlined above, we will enhance collaboration between divisions. We aim to bring together the collective strengths of our domestic and international operations to realize our management objectives and to maximize shareholder value by enhancing profitability across our businesses, while helping to strengthen the global financial and capital markets.

In addition, we are working to further enhance our management system to support continued growth.

With respect to regulatory tightening, we will continue to closely monitor global regulatory trends, namely with respect to regulatory capital and move forward with measures for preparedness. We have been closely monitoring developments concerning Basel III regulations since it was first announced at the end of 2010.

We understand that it is necessary to further strengthen our global risk management system. By adopting a proactive risk management approach, senior management has directly engaged in risk management-related decision making. We will continue to strengthen this system.

The East Japan Earthquake heightened our awareness of the importance of a crisis management structure and business continuity plans. We will work to further enhance our existing crisis management scheme including our system infrastructure and business recovery system.

As our business becomes increasingly international, we recognize the growing importance of compliance. In addition to complying with laws and regulations, we view compliance in a wider context. We will further enhance Nomura Group’s overall compliance system.

We view talented personnel as key assets. In line with our basic client-oriented business approach, we have established globally-uniform personnel policies firmly rooted in the belief that employees should be rewarded for their overall performance. We will continue to build a professional organization capable of delivering a comprehensive range of services that satisfy our clients.

3. Risk Factors.

Risk Factors

You should carefully consider the risks described below before making an investment decision. If any of the risks described below actually occurs, our business, financial condition, results of operations or cashflow could be adversely affected. In that event, the trading prices of our shares could decline, and you may lose all or part of your investment. In addition to the risks listed below, risks not currently known to us or that we now deem immaterial may also harm us and affect your investment.

Our business may be materially affected by financial markets and economic conditions and market fluctuations in Japan and elsewhere around the world

In the past several years, financial markets and economic conditions in Japan and elsewhere around the world have changed rapidly and, for a period of time, very negatively. In particular, in 2008 and through to early 2009, the financial services industry, global securities markets and real economies, especially in developed countries, were materially and adversely affected by a world-wide market crisis and dislocation. While the world economy grew in 2010 due to stimuli from expansive monetary and fiscal policies, the global markets face new challenges arising out of concerns over economic and structural issues in the peripheral countries of the Eurozone as well as political instability in certain regions such as the Middle East, and the economic outlook in the medium to long term remains uncertain.

In addition, not only purely economic factors but also future war, acts of terrorism, economic or political sanctions, disease pandemics, geopolitical risks and events, natural disasters or other similar events could have a material adverse effect on economic and financial market conditions. For example, with respect to our home market of Japan, the economic downturn has prolonged and may worsen in the future due to the economic consequences resulting from direct and indirect negative effects of the East Japan Earthquake in March 2011, including damages to nuclear power plant and resulting power shortages, and supply line disruptions. A sustained market/economic downturn can adversely affect our business and can result in substantial losses. Even in the absence of a prolonged market/economic downturn, we may incur substantial losses due to market volatility. Also, governmental fiscal and monetary policy changes in Japan and other jurisdictions where we conduct business and other business environmental changes may adversely affect our business, financial condition and results of operations. The following are certain risks related to the financial markets and economic conditions on our specific businesses.

Our brokerage and asset management revenues may decline

A market downturn could result in a decline in the revenues concerning our intermediary business because of a decline in the volume and value of securities that we broker for our clients. Also, with regard to our asset management business, in most cases, we charge fees for managing our clients’ portfolios that are based on the value of their portfolios. A market downturn that reduces the value of our clients’ portfolios may increase the amount of withdrawals or reduce the amount of new investments in these portfolios, and would reduce the revenue we receive from our asset management businesses.

Our investment banking revenues may decline

Changes in financial or economic conditions would likely to affect the number and size of transactions for which we provide securities underwriting, financial advisory and other investment banking services. Our investment banking revenues, which include fees from these services, are directly related to the number and size of the transactions in which we participate and would therefore decrease if there are financial and market changes unfavorable to our investment banking business and our clients.

We may incur significant losses from our trading and investment activities

We maintain large trading and investment positions in fixed income, equity and other markets, both for our own account and for the purpose of facilitating our clients’ trades. Our positions consist of various types of assets, including financial derivatives transactions in equity, interest rate, currency, credit, commodity and other markets, as well as in loans and real estate. Fluctuations in the markets where these assets are traded can adversely affect the value of these assets. To the extent that we own assets, or have long positions, a market downturn could result in losses if the value of these long positions decreases. Furthermore, to the extent that we have sold assets we do not own, or have short positions, an upturn in the prices of the assets could expose us to potentially significant losses. Although we have worked to mitigate these position risks with a variety of hedging techniques, these market movements could result in losses. We can incur losses if the financial system is overly stressed and the markets move in a way we have not anticipated, as a result of specific events such as the global financial and credit crisis in the autumn of 2008.

Our businesses have been and may continue to be affected by changes in market volatility levels. Certain of our trading businesses depend on market volatility to provide trading and arbitrage opportunities, and decreases in volatility may reduce these opportunities and adversely affect the results of these businesses. On the other hand, increased volatility, while it can increase trading volumes and spreads, also increases risk as measured by Value-at-Risk (“VaR”) and may expose us to increased risks in connection with our market-making and proprietary businesses or cause us to reduce the outstanding position or size of these businesses in order to avoid increasing our VaR.

Furthermore, we commit capital to take relatively large positions for underwriting or warehousing assets to facilitate certain capital market transactions. Also, we structure and possess pilot funds for developing financial investment products and invest seed money to set up and support financial investment products. We may incur significant losses from these positions in the event of significant market fluctuations.

In addition, if we are the party providing collateral in a transaction, significant declines in the value of the collateral can increase our costs and reduce our profitability; and if we are the party receiving collateral, such declines can reduce our profitability by reducing the level of business done with our clients and counterparties.

Holding large and concentrated positions of securities and other assets may expose us to large losses

Holding a large amount of securities concentrated in specific assets can increase our risks and expose us to large losses in our businesses such as market-making, block trading, underwriting, asset securitization and acquiring newly-issued convertible bonds through third-party allotment. We have committed substantial amounts of capital to these businesses. This often requires us to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. In addition, we may incur substantial losses due to market fluctuations on asset-backed securities such as commercial mortgage-backed securities.

Extended market declines can reduce liquidity and lead to material losses

Extended market declines can reduce the level of market activity and the liquidity of the assets traded in the market for our business, which may make it difficult to sell, hedge or value such assets. If we cannot properly close out or hedge our associated positions in a timely manner or in full, particularly with respect to over-the-counter derivatives, we may incur substantial losses. Further, the inability or difficulty of monitoring prices in a less liquid market could lead to unanticipated losses.

Our hedging strategies may not prevent losses

We use a variety of instruments and strategies to hedge our exposure to various types of risk. If our hedging strategies are not effective, we may incur losses. We base many of our hedging strategies on historical trading patterns and correlations. For example, if we hold an asset, we may hedge this position by taking another asset which has, historically, moved in a direction that would offset a change in value of the former asset. However, historical trading patterns and correlations may not continue, as seen in the case of the global financial and credit crisis in the autumn of 2008, and these hedging strategies may not be fully effective in mitigating our risk exposure because we are exposed to all types of risk in a variety of market environments.

Our risk management policies and procedures may not be fully effective in managing market risk

Our policies and procedures to identify, monitor and manage risks may not be fully effective. Some of our methods of managing risk are based upon observed historical market behavior. This historical market behavior may not continue in future periods. As a result, we may suffer large losses by being unable to predict future risk exposures that could be significantly greater than the historical measures indicate. Other risk management methods that we use also rely on our evaluation of information regarding markets, clients or other matters, which is publicly available or otherwise accessible by us. This information may not be accurate, complete, up-to-date or properly evaluated, in which case we may be unable to properly assess our risks, and thereby suffer large losses. Furthermore, certain factors, such as market volatility, may render our risk evaluation model unsuitable for the new market environment. In such event, we may become unable to evaluate or otherwise manage our risks adequately.

Market risk may increase other risks that we face

In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate other risks that we face. For example, the risks associated with new products developed through financial engineering/innovation may be increased by market risk.

Also, if we incur substantial trading losses caused by our exposure to market risk, our need for liquidity could rise sharply while our access to cash may be impaired as a result of market perception of our credit risk. Furthermore, in a market downturn, our clients and counterparties could incur substantial losses of their own, thereby weakening their financial condition and, as a result, increasing our credit risk exposure to them.

We may have to recognize impairment charges with regard to the amount of goodwill and tangible and intangible assets recorded on our consolidated balance sheets

We have purchased all or a part of the equity interests in, or certain operations from, certain other companies in order to pursue our business expansion, and expect to continue to do so when and as we deem appropriate. We account for each of those and similar purchases and acquisitions in conformity with U.S. GAAP as a business combination by allocating their acquisition costs to the assets acquired and liabilities assumed and recording the remaining amount as goodwill.

We may have to record impairment charges with regard to the amount of goodwill and tangible and intangible assets. Any impairment charges for goodwill or tangible or intangible assets we recognize, if recorded, may adversely affect our results of operations and financial condition.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition

Liquidity, or having ready access to cash, is essential to our businesses. In addition to maintaining a readily available cash position, we seek to secure ample liquidity through repurchase and securities lending transactions, access to long-term debt, issuance of mid/long-term bonds, diversification of our short-term funding sources such as commercial paper, and by holding a portfolio of highly liquid assets. We bear the risk that we may lose liquidity under certain circumstances, including the following:

We may be unable to access the debt capital markets

We depend on continuous access to the short-term credit markets and the debt capital markets to finance our day-to-day operations. An inability to raise money in the long-term or short-term debt markets, or to engage in repurchase agreements and securities lending, could have a substantial negative effect on our liquidity. For example, lenders could refuse to extend the credit necessary for us to conduct our business based on their assessment of our long-term or short-term financial prospects if:

•	we incur large trading losses,

•	the level of our business activity decreases due to a market downturn, or

•	regulatory authorities take significant action against us.

In addition to the above, our ability to borrow in the debt markets could also be impaired by factors that are not specific to us, such as increases in banks’ nonperforming loans which reduce their lending capacity, a severe disruption of the financial and credit markets which, among others, can lead to widening credit spreads and thereby increase our borrowing costs, or negative views about the general prospects for the investment banking, brokerage or financial services industries generally.

We may be unable to access the short-term debt markets

We issue commercial paper and short-term bank loans as a source of unsecured short-term funding of our operations. Our liquidity depends largely on our ability to refinance these borrowings on a continuous basis. Investors who hold our outstanding commercial paper and other short-term debt instruments have no obligation to provide refinancing when the outstanding instruments mature. We may be unable to obtain short-term financing from banks to make up any shortfall.

We may be unable to sell assets

If we are unable to borrow in the debt capital markets or if our cash balances decline significantly, we will need to liquidate our assets or take other actions in order to meet our maturing liabilities. In volatile or uncertain market environments, overall market liquidity may decline. In a time of reduced market liquidity, we may be unable to sell some of our assets, which may adversely affect our liquidity, or we may have to sell assets at depressed prices, which could adversely affect our results of operations and financial condition. Our ability to sell our assets may be impaired by other market participants seeking to sell similar assets into the market at the same time.

Lowering of our credit ratings could increase our borrowing costs

Our borrowing costs and our access to the debt capital markets depend significantly on our credit ratings. Rating agencies may reduce or withdraw their ratings or place us on “credit watch” with negative implications. This could increase our borrowing costs and limit our access to the capital markets. This, in turn, could reduce our earnings and adversely affect our liquidity.

Further, other factors which are not specific to us may increase our funding cost, such as negative market perception of Japanese fiscal soundness.

Event risk may cause losses in our trading and investment assets as well as market and liquidity risk

Event risk refers to potential losses in value we may suffer through unpredictable events that cause large unexpected market price movements. These include not only commonly significant events such as the terrorist attacks in the U.S. on September 11, 2001, U.S. subprime issues since 2007, the global financial and credit crisis in the autumn of 2008 and the East Japan Earthquake in March 2011, but also more specifically the following types of events that could cause losses on our trading and investment assets:

•	sudden and significant reductions in credit ratings with regard to our trading and investment assets by major rating agencies,

•	sudden changes in trading, tax, accounting, laws and other related rules which may make our trading strategy obsolete, less competitive or not workable, or

•

an unexpected failure in a corporate transaction in which we participate resulting in our not receiving the consideration we should have received, as well as bankruptcy, deliberate acts of fraud, and administrative penalty with respect to the issuers of our trading and investment assets.

We may be exposed to losses when third parties that are indebted to us do not perform their obligations

Our counterparties are from time to time indebted to us as a result of transactions or contracts, including loans, commitments to lend, other contingent liabilities, and derivatives transactions such as swaps and options. We may incur material losses when our counterparties default on their obligations to us due to bankruptcy, deterioration in their creditworthiness, lack of liquidity, operational failure, an economic or political event, or other reasons.

Credit risk may also arise from:

•	holding securities issued by third parties, or

•

the execution of securities, futures, currency or derivative trades that fail to settle at the required time due to nondelivery by the counterparty, such as monoline insurers (financial guarantors) which are counterparties in credit default swap contracts, or systems failure by clearing agents, exchanges, clearing houses or other financial infrastructure.

Problems related to third party credit risk may include the following:

Defaults by a large financial institution could adversely affect the financial markets generally and us specifically

The commercial soundness of many financial institutions is closely interrelated as a result of credit, trading, clearing or other relationships among the institutions. As a result, concern about the credit standing of, or a default by, one institution could lead to significant liquidity problems or losses in, or defaults by, other institutions. This may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which we interact on a daily basis. Actual defaults, increases in perceived default risk and other similar events could arise in the future and could have an adverse effect on the financial markets and on us. Our finance operations may be damaged if major financial institutions, Japanese or otherwise, fail or experience severe liquidity or solvency problems.

There can be no assurance as to the accuracy of the information about, or the sufficiency of the collateral we use in managing, our credit risk

We regularly review our credit exposure to specific clients or counterparties and to specific countries and regions that we believe may present credit concerns. Default risk, however, may arise from events or circumstances that are difficult to detect, such as account-rigging and fraud. We may also fail to receive full information with respect to the risks of a counterparty. In addition, in cases where we have extended credit against collateral, we may fall into a deficiency in value in the collateral. For example, if sudden declines in market values reduce the value of our collateral, we may become undersecured.

Our clients and counterparties may be unable to perform their obligations to us as a result of political or economic conditions

Country, regional and political risks are components of credit risk, as well as market risk. Political or economic pressures in a country or region, including those arising from local market disruptions or currency crises, may adversely affect the ability of clients or counterparties located in that country or region to obtain credit or foreign exchange, and therefore to perform their obligations owed to us.

The financial services industry is intensely competitive and rapidly consolidating

Our businesses are intensely competitive, and we expect them to remain so. We compete on the basis of a number of factors, including transaction execution, our products and services, innovation, reputation and price. In recent years, we have experienced intense price competition, particularly in brokerage, investment banking and other businesses.

Competition with commercial banks, commercial bank-owned securities subsidiaries and non-Japanese firms in the Japanese market is increasing

Since the late 1990s, the financial services sector in Japan has been undergoing deregulation. In accordance with the amendments to the Securities and Exchange Law (which has been renamed as the Financial Instruments and Exchange Act (the “FIEA”) since September 30, 2007), effective from December 1, 2004, banks and certain other financial institutions became able to enter into the securities brokerage business. In addition, in accordance with the amendments to the FIEA effective from June 1, 2009, firewalls between commercial banks and securities firms were deregulated. Therefore, as our competitors will be able to cooperate more closely with their affiliated commercial banks, banks and other types of financial services firms can compete with us to a greater degree than they could before deregulation in the areas of financing and investment trusts. Among others, securities subsidiaries of commercial banks and non-Japanese firms have been affecting our market shares in the sales and trading, investment banking and retail businesses.

Increased domestic and global consolidation in the financial services industry means increased competition for us

In recent years, there has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired broker-dealers or have consolidated with other financial institutions in Japan and overseas. Through such business alliances and consolidations, these other securities companies and commercial banks have the ability to offer a wide range of products, including loans, deposit-taking, insurance, brokerage, asset management and investment banking services within their group. This diversity of services offered may enhance their competitive position compared with us. They also have the ability to supplement their investment banking and brokerage businesses with commercial banking, insurance and other financial services revenues in an effort to gain market share. Our policy to remain independent from commercial banks may result in a loss of market share as these large, consolidated firms expand their businesses.

Our ability to expand internationally will depend on our ability to compete successfully with financial services firms in international markets

We believe that significant opportunities and challenges will arise for us outside of Japan. In order to take advantage of these opportunities, we will have to compete successfully with financial services firms based in important non-Japanese markets, including the U.S., Europe and Asia. Some of these financial services firms are larger, better capitalized and have a stronger local presence and a longer operating history in these markets. As a means to bolster our international operations, we acquired certain Lehman operations in Europe, the Middle East and Asia in 2008 and we have been rebuilding and expanding our operations in these regions and the U.S. We believe that expansion and strengthening of our international business will be important to our global success, and failure to expand and strengthen our international operations may materially and adversely affect our global strategy.

Operational risk may disrupt our businesses, result in regulatory action against us or limit our growth

We face, for example, the following types of operational risk which could result in financial losses, disruption in our business, litigation from relevant parties, intervention in our business by the regulatory authorities, or damage to our reputation:

•	failure to execute, confirm or settle securities transactions,

•	failure by officers or employees to perform proper administrative activities prescribed in our regular procedures, such as placing erroneous orders to securities exchanges,

•	suspension or malfunction of internal or third party systems, or unauthorized access, misuse and computer viruses affecting such systems,

•

the destruction of our facilities or systems or impairment of our ability to do business arising from the impacts of disasters or acts of terrorism, which are beyond anticipation and may not be covered by our contingency plan or

•	the disruption of our business due to pandemic diseases or illnesses, such as avian and swine flu.

Our business is subject to substantial legal, regulatory and reputational risks

Substantial legal liability or a significant regulatory action against us could have a material financial effect on us or cause reputational harm to us, which in turn could seriously damage our business prospects and results of operations. Also, material changes in regulations applicable to us or to our market could adversely affect our business.

Our exposure to legal liability is significant

We face significant legal risks in our businesses. These risks include liability under securities or other laws in connection with securities underwriting and offering transactions, liability arising from the purchase or sale of any securities or other products, disputes over the terms and conditions of complex trading arrangements or the validity of contracts for our transactions and legal claims concerning our financial advisory and merchant banking businesses.

During a prolonged market downturn or upon the occurrence of an event that adversely affects the market, we would expect claims against us to increase. We may also face significant litigation. The cost of defending such litigation may be substantial and our involvement in litigation may damage our reputation. In addition, even legal transactions might be subject to social criticism according to the particular details of such transactions. These risks may be difficult to assess or quantify and their existence and magnitude may remain unknown for substantial periods of time.

Extensive regulation of our businesses limits our activities and may subject us to significant penalties and losses

The financial services industry is subject to extensive regulation. We are subject to regulation by governmental and self-regulatory organizations in Japan and in virtually all other jurisdictions in which we operate, and such governmental and regulatory scrutiny may increase as our operations expand. These regulations are broadly designed to ensure the stability of financial system and the integrity of the financial markets and financial institutions, and to protect clients and other third parties who deal with us, and often limit our activities, through net capital, client protection and market conduct requirements. Although we have policies in place to prevent violations of such laws and regulations, we may not always be able to prevent violations, and we could be fined, prohibited from engaging in some of our business activities, ordered to improve our internal governance procedures, or be subject to revocation of our license to conduct business. Our reputation could also suffer from the adverse publicity that any administrative or judicial sanction against us may create. As a result of any such sanction, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our clients, especially public institutions, decide not to engage us for their financial transactions.

Tightening of regulations applicable to the financial system and financial industry could adversely affect our business, financial condition and operating results.

If regulations that apply to our businesses are introduced, modified or removed, we could be adversely affected directly or through resulting changes in market conditions. For example, to improve the stability and transparency of Japan’s financial system and to ensure the protection of investors, a bill to amend the FIEA was passed by the Diet, which became effective on April 1, 2011, excluding certain sections. The amendment strengthened supervision through introducing corporate group regulations, which we are subject to, such as consolidated capital adequacy regulations on financial instruments business operators the size of which exceeds specified parameters and on certain parent companies, and by requiring reports on the financial status of such companies. In addition, the Financial Services Agency (the “FSA”) amended the “Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc.” which became effective on April 1, 2011. Such amendment includes, among others, restrictions on the compensation systems of corporate groups of specified parent company, including Nomura Group, which are designed to reduce excessive risk taking by their executives and employees. For more information about such amendments, see “Regulation—Japan” under Item 4.B. of this annual report.

In addition, in response to the financial markets crisis in the autumn of 2008, various reforms to the financial regulatory framework at a national level and by international agreements, such as the agreements reached at the Group of Twenty (G-20) Summit, are undergoing to restore financial stability and to enhance financial industry’s resilience against future crises. Such proposals for reform include the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) in the U.S. and various proposals to strengthen financial regulation in the European Union and the United Kingdom (“U.K.”). The impact of these proposals (including bank levy) on us and our industry may be significant. However, policy responses to such proposals and amendment of existing systems are still ongoing and are difficult to precisely predict at this point. For more information about such regulations, see “Regulation—Overseas” under Item 4.B. of this annual report.

The changes in regulations on accounting standards, consolidated regulatory capital adequacy rules and liquidity ratio could also have a material adverse affect on our business, financial condition, and results of operations. For example, we currently calculate our consolidated regulatory capital adequacy ratio in accordance with the FSA’s notice on Basel II based consolidated capital adequacy rules applicable to the Ultimate Designated Parent Company as defined in “Regulation-Japan” under Item 4.B. below. Although specific rules to implement the Basel III measures announced by the Basel Committee on Banking Supervision (the “Basel Committee”) are yet to be finalized in Japan by the FSA, the implementation of those new measures may cause our capital adequacy ratio to decrease or may require us to liquidate assets, raise additional capital or otherwise restrict our business activities in a manner that could adversely increase our funding costs or could otherwise adversely affect our operating or financing activities or the interests of our shareholders. In addition to the Basel III, the Financial Stability Board and the Basel Committee are considering proposals to impose additional regulatory capital requirements to global systemically important financial institutions (“G-SIFIs”), identified by financial regulators. The costs and its impact upon us as described above may further increase if we are identified as the G-SIFIs. For more information about such measures, see “Consolidated Regulatory Requirements” under Item 5.B. of this annual report.

Deferred tax assets may be reviewed due to a change in laws and regulations, resulting in an adverse affect on our operating results and financial condition.

We recognize deferred tax assets on the consolidated balance sheets as a possible benefit of tax relief in the future. If there is a tax reform such as a reduction of corporate tax rate or a change in accounting standards in the future, we may reduce the deferred tax assets in our consolidated balance sheets. As a result, it could adversely affect our operating results and financial condition.

Misconduct or fraud by an employee, director or officer, or any third party, could occur, and our reputation in the market and our relationships with clients could be harmed

We face the risk that misconduct by an employee, director or officer, or any third party, could occur which may adversely affect our business. Misconduct by an employee, director or officer can include, for example, entering into transactions in excess of authorized limits, acceptance of risks that exceed our limits, or concealment of unauthorized or unsuccessful activities. The misconduct could also involve, for example, the improper use or disclosure of our or our clients’ confidential information, such as insider trading, which could result in regulatory sanctions, legal liability and serious reputational or financial damage to us. Although we have precautions in place to detect and prevent any such misconduct, it may not be effective in all cases, and we may not always be able to detect or deter misconduct by an employee, director or officer. If any administrative or judicial sanction is issued against us as a result of such misconduct, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our clients, especially public institutions, decide not to engage us for their financial transactions.

Third parties may also engage in fraudulent activities, including devising a fraudulent scheme to induce our investment, loans, guarantee or any other form of financial commitment, both direct and indirect. Because of the broad range of businesses that we engage in and the large number of third parties with whom we deal in our day-to-day business operations, such fraud or any other misconduct may be difficult to prevent or detect. We may not be able to recover the financial losses caused by such activities and our reputation may also be damaged by such activities.

Unauthorized disclosure of personal information held by us may adversely affect our business

We keep and manage personal information obtained from clients in connection with our business. In recent years, there have been many reported cases of personal information and records in the possession of corporations and institutions being improperly accessed or disclosed.

Although we exercise care in protecting the confidentiality of personal information and take steps to safeguard such information in compliance with the Act on the Protection of Personal Information and rules, regulations and guidelines relating thereto, if any material unauthorized disclosure of personal information does occur, our business could be adversely affected in a number of ways. For example, we could be subject to complaints and lawsuits for damages from clients if they are adversely affected as a result of the release of their personal information. In addition, we could incur additional expenses associated with changing our security systems, either voluntarily or in response to administrative guidance or other regulatory initiatives, or in connection with public relations campaigns designed to prevent or mitigate damage to our corporate or brand image or reputation. Any damage to our reputation caused by such unauthorized disclosure could lead to a decline in new clients and/or a loss of existing clients, as well as to increased costs and expenses in dealing with any such problems.

We are a holding company and depend on payments from our subsidiaries

We depend on dividends, distributions and other payments from our subsidiaries to fund dividend payments and to fund all payments on our obligations, including debt obligations. Regulatory and other legal restrictions may limit our ability to transfer funds freely, either to or from our subsidiaries. In particular, many of our subsidiaries, including our broker-dealer subsidiaries, are subject to laws and regulations that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. These laws and regulations may hinder our ability to access funds that we may need to make payments on our obligations.

We may not be able to realize gains we expect, and may even suffer losses, on our private equity investments

We engage in private equity businesses in and outside of Japan through fully owned subsidiaries and other consolidated entities which have third party pooling of funds. Decline of fair values of our investment positions, which could arise from deteriorating business performance of investee companies or any deterioration in the market conditions of these sectors, may cause material losses to us. Further, our inability to dispose of our private equity investments at the level and time we may wish could have a material impact on our operating results and financial condition.

We may not be able to dispose of our operating investments at the time or with the speed we would like

We hold substantial operating investments, which refer to investments in equity securities of companies not affiliated with us which we hold on a long-term basis in order to promote existing and potential business relationships. A substantial portion of these investments consists of equity securities of public companies in Japan. Under U.S. GAAP, depending on market conditions, we may record significant unrealized gains or losses on our operating investments, which would have a substantial impact on our consolidated statements of operations. Depending on the conditions of the Japanese equity markets, we may not be able to dispose of these equity securities when we would like to do so, as quickly as we may wish or at the desired values.

Equity investments in affiliates and other investees accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in us incurring an impairment loss

We have affiliates and investees, accounted for under the equity method in our consolidated financial statements, whose shares are publicly traded. Under U.S. GAAP, if there is a decline in the fair value, i.e., the market price, of the shares we hold in such affiliates over a period of time, and we determine that the decline is other-than-temporary, then we record an impairment loss for the applicable fiscal period.

We may face an outflow of clients’ assets due to losses of cash reserve funds or bonds we offered

We offer many types of products to meet various needs of our clients with different risk profiles. Cash reserve funds, such as money management funds and money reserve funds are categorized as low-risk products. Such cash reserve funds may fall below par value as a result of losses caused by the rise of interest rates or the withdrawals or defaults on bonds contained in the portfolio. In addition, bonds that we offer may default or experience delays in their obligation to pay interest and/or principal. Such losses in the products we offer may result in the loss of client confidence and lead to an outflow of client assets from our custody.

6. Operating and financial analysis.

(1) Operating and financial analysis

Please refer to Item 2. Operating and Financial Review “1. Operating Results”. See also “2. Current Challenges” and “3. Risk Factors”.

(2) Critical accounting policies and estimates

Use of estimates—

In presenting these consolidated financial statements, management makes estimates regarding the valuation of certain financial instruments and investments, the outcome of litigation and tax examinations, the recovery of the carrying value of goodwill, the allowance for doubtful accounts, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosures in these consolidated financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates which could have a material impact on these consolidated financial statements, and it is possible that such adjustments could occur in the near term.

Fair value of financial instruments—

A significant amount of Nomura’s financial assets and financial liabilities are carried at fair value, with changes in fair value recognized through the consolidated statements of operations. Use of fair value is either specifically required under U.S. GAAP or Nomura makes an election to use fair value for certain eligible items under the fair value option.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances such as to measure impairment.

In accordance with ASC 820 “Fair Value Measurements and Disclosures”, all financial instruments measured at fair value have been categorized into a three-level hierarchy based on the transparency of inputs used to establish fair value.

Level 1:

Unadjusted quoted prices in active markets for identical assets or liabilities accessible by us at the measurement date.

Level 2:

Quoted prices in inactive markets or containing other inputs which are observable, either directly or indirectly. Valuation techniques using observable inputs reflect assumptions used by market participants in pricing financial instruments and are based on data obtained from independent market sources at the measurement date.

Level 3:

Unobservable inputs that are significant to the fair value measurement of the financial instrument. Valuation techniques using unobservable inputs reflect management’s assumptions about the estimates used by other market participants in valuing similar financial instruments. These valuation techniques are developed based on the best available information at the measurement date.

Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement of the instruments. A derivative valued using a combination of Level 1, 2 and 3 inputs would be classified as Level 3, where the Level 3 inputs are significant in its measurement.

The valuation of Level 3 financial assets and liabilities are dependent on certain parameters which cannot be observed or corroborated in the market. This can be the case if, for example, the specific financial instrument is traded in an inactive market. Common characteristics of an inactive market include a low number of transactions of the financial instrument; stale or non-current price quotations; price quotations that vary substantially either over time or among market makers; or little publicly released information. Unobservable parameters include volatility risk and correlation risk for derivative instruments; refinancing periods and recovery rates for credit-related products and loans; and macroeconomic factors affecting the value of collateral for asset-backed securitization products.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be established using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered an unobservable parameter. Other techniques for determining an appropriate value for unobservable parameters may take into account information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information we would expect market participants to use in valuing similar instruments.

Level 3 financial assets excluding derivatives as a proportion of total financial assets excluding derivatives, carried at fair value on a recurring basis was 5% as of March 31, 2011 as listed below:

	Billions of yen
	March 31, 2011
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting	Total	The proportion of Level 3
Financial Assets measured at Fair Value (Excluding derivative assets)	7,715	7,509	723	—	15,947	5%
Derivative, Assets	698	15,664	557	(15,428)	1,491
Derivative, Liabilities	757	15,903	573	(15,577)	1,656

Please refer to Item 5. Financial Information, 1. Consolidated Financial Statements and Other, Note 3, “Fair value of financial instruments” for further information.

Private equity business

Please refer to Item 5. Financial Information, 1. Consolidated Financial Statements and Other, (1). Consolidated Financial Statements, Notes to the Consolidated Financial Statements, Note 2, “Summary of accounting policies: Private equity business” and Note 5, “Private equity business”.

Derivative contracts

We use a variety of derivative financial instruments including futures, forwards, swaps and options, for trading and non-trading purposes. All derivatives are carried at fair value, with changes in fair value recognized through the consolidated statements of operations or the consolidated statements of comprehensive income depending on the purpose for which the derivatives are used.

Fair value amounts recognized for derivative instruments entered into under a legally enforceable master netting agreement are offset in the consolidated balance sheets and fair value amounts recognized for the right to reclaim cash collateral (a receivable) and the obligation to return cash collateral (a payable) are also offset against net derivative liabilities and net derivative assets, respectively.

Derivative contracts consist of listed derivatives and OTC derivatives. The fair value of listed derivatives are generally determined from quoted market prices. OTC derivatives are valued using valuation models. Listed derivative and OTC derivative assets and liabilities are shown below:

	Billions of yen		Translation into billions of U.S. dollars
	March 31, 2011
	Assets	Liabilities	Assets	Liabilities
Listed derivatives	¥224	¥334	$3	$4
OTC derivatives	1,267	1,322	15	16

	¥1,491	¥1,656	$18	$20

	Billions of yen
	March 31, 2010
	Assets	Liabilities
Listed derivatives	¥901	¥990
OTC derivatives	1,135	1,170

	¥2,036	¥2,160

The fair value of OTC derivative assets and liabilities as of March 31, 2011 and 2010 by remaining contractual maturity are shown below:

	Billions of yen
	March 31, 2011
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross-maturity netting(1)	Total fair value
OTC derivative assets	¥512	¥598	¥717	¥575	¥1,424	¥(2,559)	¥1,267
OTC derivative liabilities	713	768	612	681	1,369	(2,821)	1,322

	Billions of yen
	March 31, 2010
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross-maturity netting(1)	Total fair value
OTC derivative assets	¥720	¥621	¥727	¥428	¥1,426	¥(2,787)	¥1,135
OTC derivative liabilities	1,157	689	733	505	1,250	(3,164)	1,170

(1)	This column shows the impact of netting derivative assets with derivative liabilities for the same counterparty across maturity band categories. Derivative assets and derivative liabilities with the same counterparty in the same maturity category are netted within the maturity category. This column also includes cash collateral netting with the same counterparty.

The fair value of derivative contracts includes adjustments for credit risk, both with regards to counterparty credit risk on positions held and our own creditworthiness on positions issued.

We realize gains or losses relating to changes in credit risk on our derivative contracts together with the movements of trading positions, which include derivatives, that are expected to mitigate the above mentioned impact of changes in credit risk. We have various derivative contracts with exposure to credit risk including those with monoline insurers (financial guarantors). See “Monoline insurers (financial guarantors)” below for further information.

The impact of changes in our own creditworthiness on derivative liabilities was a gain of ¥20 billion ($0.25 billion) for the year ended March 31, 2011.

Goodwill

Under U.S. GAAP, goodwill must be allocated to reporting units and tested for impairment at least annually. The assumptions used in the valuations of the reporting units include estimates of future cash flows and the cost of equity used to discount those cash flows to a present value.

Goodwill impairment testing is performed at a level below the business segments.

In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Deterioration in economic and market conditions may result in declines in business performance. Such declines in business performance, or increase in the estimated cost of equity, could cause the estimated fair values of the reporting units or associated goodwill to decline, which could result in an impairment charge to earnings in a future period related to some portion of the associated goodwill.

Exposure to Certain Financial Instruments and Counterparties

Challenging market conditions continue to impact numerous products including securitization products and leveraged finance to which we have certain exposures. We also have exposures to Special Purpose Entities (“SPEs”) and monoline insurers (financial guarantors).

Securitization Products

Our exposure to securitization products consists of commercial mortgage-backed securities (“CMBS”), residential mortgage-backed securities (“RMBS”), commercial real estate-backed securities and other securitization products. We hold these securitization products in connection with securitization, financing, trading and other activities. The following table provides a summary of our exposure to securitization products by geographic location of the underlying collateral as of March 31, 2011.

	March 31, 2011
	Japan	Asia	Europe	Americas	Total
	(in millions)
Commercial mortgage-backed securities(2)	¥11,437	¥—	¥13,474	¥82,438	¥107,349
Residential mortgage-backed securities(3)	12,419	—	20,854	329,479	362,752
Commercial real estate-backed securities	27,665	—	—	—	27,665
Other securitization products(4)	88,507	315	7,180	92,011	188,013

Total	¥140,028	¥315	¥41,508	¥503,928	¥685,779

(1)	The balances shown exclude those for which we transferred financial assets to securitization vehicles where such transfers were accounted for as secured financings rather than sales under ASC 860, “Transfers and Servicing” (“ASC 860”), and in which we have no continuing economic exposures.
(2)	We have ¥26,753 million exposure, as whole loans and commitments, to U.S. CMBS-related business as of March 31, 2011.
(3)	The RMBS balance for Americas excludes mortgage pass-through securities and U.S. government guaranteed collateralized mortgage obligations (CMO) because their credit risks are considered minimal.
(4)	Other securitization products mainly include collateralized loan obligations (CLO), collateralized debt obligations (CDO) and asset-backed securities (ABS) (eg. credit card loans, auto loans, student loans and etc.)

The following table provides our exposure to CMBS by geographical region and the external credit ratings of the underlying collateral as of March 31, 2011.

	March 31, 2011
	(in millions)
	AAA	AA	A	BBB	BB	B	Not rated	GSE(1)	Total
Japan	¥5,332	¥1,610	¥—	¥580	¥1,271	¥—	¥2,644	¥—	¥11,437
Europe	1,165	680	3,366	2,173	1,484	2,967	1,639	—	13,474
Americas	12,270	1,411	16,469	18,861	12,356	4,775	16,256	40	82,438

Total	¥18,767	¥3,701	¥19,835	¥21,614	¥15,111	¥7,742	¥20,539	¥40	¥107,349

(1)	GSE (Government Sponsored Enterprises).
(2)	Rating based on the lowest rating given by Standard & Poor’s, Moody’s Investors Service, Fitch Ratings Ltd., Japan Credit Rating Agency, Ltd. or Rating and Investment Information, Inc. as of March 31, 2011.

Monoline Insurers (financial guarantors)

The following table sets forth our notional amounts, gross exposure, counterparty risk reserves and other adjustments, net exposure, and credit default swap (“CDS”) protection to monoline insurers (financial guarantors) by credit rating in structured credit trading business of Global Markets in Europe. The table does not include fully reserved or hedged exposures.

	March 31, 2011
Monoline Insurers by Credit Rating(1)	Notional(2)	Gross Exposure(3)	Counterparty Risk Reserves and Other Adjustments	Net Exposure	CDS Protection(4)(5)
	(in millions)
Non-investment grade	$5,192	$1,116	$850	$266	$167

Total	$5,192	$1,116	$850	$266	$167

(1)	Rating based on the lower of either Standard & Poor’s or Moody’s Investors Service as of March 31, 2011. Unrated monoline exposures are included in non-investment grade.
(2)	The gross notional value of the credit derivative contract. There is no exposure related to U.S. RMBS as reference assets.
(3)	Gross exposure represents the estimated fair value prior to Counterparty Risk Reserves and Other Adjustments.
(4)	Notional of CDS protection less estimated fair value of CDS protection acquired against the monoline insurers.
(5)	Other than above, we also sell protection primarily to facilitate transactions for our clients referencing a basket of names including monoline insures. As of March 31, 2011, our exposure arising from such trades was $34 million.

Leveraged Finance

We provide loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of financing is usually initially provided through a commitment, we have both funded and unfunded exposures on these transactions.

The following table sets forth our exposure to leveraged finance by geographic location of the target company as of March 31, 2011.

	March 31, 2011
	Millions of yen			Translation into millions of U.S. dollars
	Funded	Unfunded	Total	Total
Japan	¥3,276	¥—	¥3,276	$40
Europe	62,208	6,008	68,216	824
Americas	—	1,220	1,220	15

Total	¥65,484	¥7,228	¥72,712	$879

Special Purpose Entities

Our involvement with these entities includes structuring, underwriting, as well as, subject to prevailing market conditions, distributing and selling debt instruments and beneficial interests issued by these entities. In the normal course of securitization and equity derivative activities business, we also act as a transferor of financial assets to, and underwriter, distributor and seller of repackaged financial instruments issued by these entities. We retain, purchase and sell variable interests in SPEs in connection with our market-making, investing and structuring activities. Our other types of involvement with SPEs include guarantee agreements and derivative contracts.

For further discussion on Nomura’s involvement with Variable Interest Entities (“VIEs”), see Note 8, “Securitization and Variable Interest Entities” in our consolidated financial statements included in this annual report.

Accounting Developments

See Note 2, “Summary of accounting policies: New accounting pronouncements recently adopted”, in our consolidated financial statements included in this annual report.

(3) Quantitative and Qualitative Disclosures about Market Risk

Risk Management

The business activities of Nomura are exposed to various risks such as market risk, credit risk, operational risk and other risks caused by external factors. We have established a risk management framework to provide comprehensive controls, monitoring and reporting of these risks in order to maintain financial soundness and our corporate values.

Global Risk Management Structure

Governance

The Board of Directors has established the “Structure for Ensuring Appropriate Business of Nomura Holdings, Inc.” defining basic principles and establishing framework for the management of risk of loss. In addition, they are continuously making efforts to improve, strengthen and develop our risk management capabilities under this framework. The Group Integrated Risk Management Committee (“GIRMC”), upon delegation of the EMB, has established the “Integrated Risk Management Policy”, describing our overall risk management framework including the fundamental principles concerning risk management and organization and this is under continuous improvement.

Basic Principles of Risk Management

We define risks as (i) the potential erosion of Nomura Group’s capital base due to unexpected losses from business operations, (ii) the potential lack of access to funds due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions, and (iii) the potential failure of revenues to cover expenses due to the deterioration of the earnings environment or deterioration of efficiency or effectiveness of business operations.

It is a fundamental principle that all Directors, Executive Managing Directors, Senior Managing Directors, Corporate Auditors and employees of Nomura regard themselves as principals of risk management and appropriately manage risks arising in the course of day-to-day business operations. At the same time, we practice prudent risk management at an individual entity level within the group and also identifies, evaluates and appropriately manages risks within each of the business departments, risk management departments and internal audit departments, each and all.

Fundamental Policy of Risk Management

Our fundamental policy concerning risk management is to control risks arising in the course of business operations to the confines of the company’s risk appetite, which is clearly established based on risk tolerance in line with group-wide business strategy, business targets, management strength and financial base. We endeavor to impregnate this appetite into actual business operations.

Our risk appetite consists of quantitative and qualitative factors. Targets are set for such quantitative factors as capital adequacy, liquidity and profitability. Targets also set for such qualitative factors as Zero Tolerance Risk, which are risk that Nomura shall tolerate to no extent whatsoever, and for Minimum Tolerance Risk, which is a risk that we may tolerate to a limited extent in consideration of profit potential, risk mitigation methods, monitoring capability and other factors, respectively.

We endeavor to measure risks using quantitative methods to the greatest extent possible and to continually improve its risk measurement methods. We use economic capital, for the risks measured by quantitative methods collectively and use this as the principal reference for assessment of capital adequacy, capital allocation and risk management. When evaluating risks by quantitative methods, we conduct stress testing as a complementary measure to analyze and evaluate the potential impact of each type of risk on our capital base.

Risk Management Organizations

The organizational structure and core bodies tasked with risk management in Nomura are shown in the following chart.

Executive Management Board

The EMB deliberates on and determines our management strategy, allocation of management resources and important management matters of Nomura by promoting the effective use of management resources and execution of business with the unified objective to contribute to increasing of shareholder value.

Group Integrated Risk Management Committee

The GIRMC deliberates on and determines important matters concerning integrated risk management of Nomura upon delegation by the EMB for contributing to the sound and effective management of the business. The GIRMC is a core organization for group-wide risk management and establishes our risk appetite and the framework of integrated risk management in accordance with the risk appetite.

Chief Risk Officer

The Chief Risk Officer (“CRO”) is responsible for supervising the Risk Management Department and maintaining the effectiveness of the risk management framework independently from the business units within Nomura. The CRO not only regularly reports on the status of our risk management to the GIRMC, but also reports to and seeks the approval of the GIRMC on measures required for risk management.

Chief Financial Officer

The CFO has the operational authority and responsibility over our liquidity management. Liquidity risk management policy is based on risk appetite which the GIRMC formulates. Our primary objective for liquidity risk management is to ensure continuous liquidity across market cycles and periods of stress, and to ensure that all funding requirements and unsecured debt obligations that fall due within one year can be met without additional unsecured funding or forced liquidation of trading assets.

Risk Management Unit

The Risk Management Unit is defined as collectively the Group Risk Management Department and departments or units in charge of risk management established independently from the business units of Nomura entities. The Risk Management Department is responsible for establishing and operating risk management processes, establishing and enforcing risk management policies and regulations, verifying the effectiveness of risk management methods, gathering reports from Nomura entities, reporting to Executive/Senior Managing Directors and the GIRMC and others and also reporting to regulatory bodies and handling of regulatory applications concerning risk management methods and other items.

Classification and Definition of Risk

We classify and define risks as follows and have established departments or units to manage each risk type.

Risk Category	Summary Description
Market Risk	Risk of losses arising from fluctuations in values of financial assets and liabilities (including off balance sheet items) due to fluctuations in market risk factors (interest rates, foreign exchange rates, prices of securities and others).

Credit Risk	Risk of losses arising from decrease or disappearance of asset values (including off-balance sheet items) due to deteriorations in creditworthiness or default of an obligor or counterparty.

Country Risk	Risk caused about by a country’s political, economic, legal, conventional, religious or other characteristics inherent to the country or risk of losses arising from changes in a country’s situation due to a change of regime, decrease in predictability and stability of political measures, economic downturn or social turmoil.

Operational Risk	Risk of loss associated with inadequate or failed internal processes, people and systems or from external events.

System Risk	Within Operational Risk, risk of losses due to system defects including, but not limited to computer crash or malfunction, or risk of losses due to unauthorized use of computers.

Liquidity Risk	Risk of losses arising from difficulty in securing necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of our creditworthiness or deterioration in market conditions.

Business Risk	Risk of failure of revenues to cover costs due to deterioration in the earnings environment or deteriorations in the efficiency or effectiveness of business operations.

Market Risk

We define market risk as potential loss in the value of an asset resulting from changes in market prices, rates, indices, volatilities, correlations or other market factors. This type of risk primarily impacts our trading activities. Effective management of this risk requires the ability to analyze a complex and constantly changing global market environment, identify problematic trends and ensure that appropriate action is taken in a timely manner. Our principle statistical measurement tool to assess and limit market risk on an ongoing basis is Value-at-Risk (“VaR”). Limits on VaR are set in line with the firm’s risk appetite as expressed through economic capital. In addition to VaR, we use stress testing and scenario analysis to measure and analyze our market risk. Market risk is monitored against a set of approved limits, with daily reports delivered to senior management.

Value-at-Risk

VaR is the potential loss in the value of our trading positions due to adverse movements in markets over a defined time horizon with a specified confidence level. We estimate VaR using a 99% confidence level and a one-day time horizon for our trading portfolio. Market risks that are incorporated in the VaR model include equity prices, interest rates, foreign exchange rates, and associated volatilities and correlations. The historical data to calculate volatilities and correlations is weighted to give greater importance to more recent observations.

VaR Methodology, Assumptions and Limitations. We make a number of assumptions and approximations in relation to the modeling of the risk characteristics of our trading positions. Different assumptions, approximations or a combination of them could result in a materially different VaR. We believe that the assumptions and approximations we use are reasonable.

Trading Portfolio Risk

Back-Testing

We compare VaR values with the actual profits and losses in trading portfolio and verify model’s accuracy used in risk measurement. We count the number of actual times that VaR is exceeded and verify whether the number of times is within a predetermined range. If the number of exceptions is greater than the number predicted by the confidence level used for VaR, then we implement any necessary adjustments to the VaR methodology.

Other Measures

In some business lines or portfolios we use additional measures to control or limit risk taking activity. These measures include sensitivity analysis which show the potential changes to a portfolio due to standard moves in market risk factors. Metrics and limits of this type are typically specific to asset types, businesses or strategies and are used to complement VaR and economic capital measures.

Stress Testing

Stress testing represents the potential loss on a portfolio due to the impact of applying a severe yet feasible scenario. We have a comprehensive program of stress testing in place ranging from global cross risk class scenarios, such as the ‘Severe Market and Economic Downturn’ and ‘Severe Rates Rise’ used to limit risks against risk appetite at the overall group level, to desk level scenarios/grids designed to limit risks within individual business lines. Stress results are compared and used in conjunction with our economic capital measures. We continue to invest in the development of analysis tools, systems and global team of Risk and Risk IT professionals dedicated to stress testing.

Model Review

Pricing models are used to generate trade valuations and the risk measurement metrics for the management of positions. The Global Model Validation Group validates the appropriateness and consistency of these models, independent of those who design and build the models. As part of this process, the Global Model Validation Group analyzes a number of factors to assess the model’s suitability for the valuation and risk management of a particular product.

Non-Trading Risk

A major market risk in our non-trading portfolio relates to equity investments held for operating purposes which we hold on a long-term basis. Our non-trading portfolio is exposed mainly to volatility in the Japanese stock market. One method that can estimate the market risk in the portfolio is to analyze market sensitivity based on changes in the Tokyo Stock Price Index, or TOPIX, which is a leading index of prices of stocks on the First Section of the Tokyo Stock Exchange.

We use regression analysis covering the previous 90 days which tracks and compares fluctuations in the TOPIX and the market value of our equity investments held for operating purposes. Our simulation indicates that, for each 10% change in the TOPIX, the market value of our operating equity investments held for operating purposes can be expected to change by ¥13,196 million as of March 31, 2010 and ¥14,051 million as of March 31, 2011. The TOPIX closed at 978.81 points as of March 31, 2010 and at 869.38 points as of March 31, 2011. This simulation analyzes data for our entire portfolio of equity investments held for operating purposes. Therefore, it is very important to note that the actual results differ from our expectations because of price fluctuations of individual equities.

Credit Risk

Nomura defines credit risk as risk of losses arising from decrease or disappearance of asset values (including off-balance sheet items) due to deterioration in creditworthiness or default of an obligor.

For controlling credit risk appropriately, we have established basic principles in our Credit Risk Management Policy, a basic policy concerning credit risk management, which are important to meet the various needs of our clients whilst taking appropriate risks and ensuring sufficient returns to increase our corporate values. Under these basic principles, we have established a robust and comprehensive credit risk management framework.

We have been applying the Foundation Internal Rating-Based Approach in calculating credit risk weighted assets for regulatory capital calculations since the end of March 2011. However, the Standardized Approach is still applied to certain business units or asset types, which are considered immaterial to the calculation of credit risk weighted assets.

Credit Risk Management Framework

Under the credit risk management framework, the GIRMC, upon delegation by the EMB, deliberates on and determines important matters concerning integrated risk management of Nomura and accordingly has established important principles concerning credit risk management as described in the Credit Risk Management Policy and other documents. The Global Risk Management Committee, upon delegation by the GIRMC, deliberates on and determines important matters concerning our credit risk management based on strategic risk allocation and risk appetite as determined by the GIRMC.

We have established an organizational structure with an appropriate mutual supervision system of check-and-balances under the CRO. The Credit Department, which is independent from the business units, conducts credit analysis, internal rating assignment, monitoring of credit risk profiles including credit concentration risk and others. Also, the Credit Risk Control Unit (the “CRCU”), also independent from the business units and Credit Department, establishes and maintains procedures and standards, monitoring operations, validation and others items for the Internal Rating System.

The Internal Audit Department, independently from these departments, audits the adequacy of credit risk management.

Method of Credit Risk Management

Internal Rating System

We have established an Internal Rating System to be a unified, exhaustive and objective framework to reasonably evaluate credit risk. Internal ratings consist of obligor ratings, which represent an assessment of an obligor’s creditworthiness and facility ratings, which represent an assessment of potential unrecoverable loss for a facility in default. Internal ratings are classified into 20 grades, which consist of 17 non-default grades and 3 default grades based on creditworthiness.

Obligor ratings are assigned in principle to obligors who fall into the scope of the credit risk weighted assets calculation. In order to appropriately reflect the creditworthiness of obligors, obligor ratings are not only reviewed periodically at least once a year, but also are reviewed as soon as a significant change in the creditworthiness of the obligor is identified. The Credit Department, functionally independent from the business units, is responsible for assigning internal ratings in order to ensure the sound process of rating assignment. The CRCU functionally independent from business units and the Credit Department, is responsible for validating the appropriateness of Internal Rating System at least once a year. In addition, the Internal Audit Department, independent from all other divisions is responsible for auditing the appropriateness of the overall Internal Rating System, as part of Internal Audit’s review of credit risk management.

Management of individual credit exposures

Our main type of credit risk assets are counterparties faced through derivatives transactions or securities financing transactions (“derivatives in this section.”).

Credit exposures against counterparties are managed by means of setting credit limits, basing upon credit analysis of individual obligors. For risk monitoring after transactions, credit limits are managed through the daily calculation of potential credit exposures up to maturity, as well as monitoring the actual creditworthiness of obligors with adequate frequency, based upon which obligor ratings and credit limits are updated.

Credit Risk Mitigation Techniques

We enter into International Swap and Derivatives Association, Inc. (“ISDA”) master agreements or equivalent agreements (called “Master Netting Agreements”) with many of its derivatives counterparties. Master Netting Agreements provide protection to reduce losses potentially incurred by a counterparty default.

In addition, to reduce losses potentially incurred by a counterparty default, Nomura requires collateral to mitigate exposure, principally cash or highly liquid bonds, including U.S. and Japanese government securities, when necessary.

Scope of Credit Risk Management

The scope of credit risk management includes counterparty trading and various debt or equity instruments including loans, private equity investments, fund investments, investment securities and any other as deemed necessary from a credit risk management perspective.

Integrated Management

We evaluate credit risk not only by obligor, but also by obligor group where it is appropriate that their credit risk should be evaluated collectively.

Credit Risk Reporting

The global risk management unit is responsible for monitoring, evaluating and analyzing credit risk and for reporting the status of credit risk to CRO, Senior Managing Directors in charge of risk management and the GIRMC with appropriate frequency.

Credit Risk Measurement

Credit risk is quantitatively-measured by a globally unified methodology. Credit risk is properly measured to reflect the effect of collateral or a guarantee.

Credit Risk to counterparties to derivatives transaction

We measure our credit risk to counterparties of derivatives transactions as the sum of actual current exposure evaluated daily at its fair value, plus potential exposure until maturity of such transactions. All derivative credit lines are controlled through the risk management units.

As we mentioned previously, we enter into Master Netting Agreements with many of our derivative counterparties. Master Netting Agreements provide protection to reduce our risks of counterparty default and, in some cases, offset our consolidated balance sheet exposure with the same counterparty and provide a more meaningful presentation of our balance sheet credit exposure. In addition, to reduce default risk, we require collateral, principally cash or highly liquid bonds, including U.S. and Japanese government securities when necessary.

The credit exposures in our trading-related derivatives as of March 31, 2011 are summarized in the table below, showing as the fair value by counterparty credit rating and by tenor. The credit ratings are internally determined by our credit unit.

	Years to Maturity					Cross-Maturity Netting(1)	Total Fair Value	Collateral Obtained	Replacement Cost
Credit Rating	Less than 1 Year	1 to 3 Years	3 to 5 Years	5 to 7 Years	More than 7 Years
							(a)	(b)	(a)-(b)
	(in billions of Yen)
AAA	¥2	¥14	¥30	¥14	¥79	¥(67)	¥72	¥0	¥72
AA	133	214	252	177	409	(894)	291	30	261
A	189	285	308	245	580	(1,197)	410	125	285
BBB	63	44	72	89	175	(194)	249	11	238
BB	13	14	13	18	112	(16)	154	23	131
Other(2)	112	27	42	32	69	(191)	91	65	26

Sub-total	512	598	717	575	1,424	(2,559)	1,267	254	1,013
Listed	367	216	45	5	1	(410)	224	—	224

Total	¥879	¥814	¥762	¥580	¥1,425	¥(2,969)	¥1,491	¥254	¥1,237

(1)	This item represents netting of payable balances with receivable balances for the same counterparty across maturity band categories. Receivable and payable balances with the same counterparty in the same maturity category, however, are net within the maturity category. Cash collateral netting against net derivatives in accordance with ASC 210-20 “Balance Sheet—Offsetting” are included.
(2)	“Other” does not necessarily indicate that the counterparties’ credit is below investment grade.

Operational Risk

Overview of Operational Risk Management

Nomura defines operational risk as the risk of loss associated with inadequate or failed internal processes, people, and systems or from external events. This is an industry standard definition based on the Basel Committee on Banking Supervision definition of operational risk.

The GIRMC has approved the Nomura Global Operational Risk Management Policy, which defines the fundamental policy and framework for operational risk management across Nomura Group in order to meet business and regulatory needs. This Policy is supported by further minimum standards and procedures to clearly set out a consistent framework for the management of operational risk.

Operational Risk Principles

We adopt the industry standard “Three Lines of Defence” for the management of operational risk, comprising the following elements:

1)	1st Line of Defense: The business which owns and manages its risks

2)	2nd Line of Defense: The Operational Risk Management (“ORM”) function, which defines and co-ordinates the operational risk strategy and framework

3)	3rd Line of Defense: Internal and External Audit, who provide independent assurance

4)	The Governing Body: The GIRMC, with delegated authority from the EMB, which provides formal oversight

This ensures appropriate oversight and independent review and challenge of operational risk management throughout the company.

Operational Risk Management Framework

We have established an operational risk management framework comprising certain key products, services and processes. This framework is shown below:

Infrastructure of the framework

•	Policy framework: Sets minimum standards for operational risk and details how to monitor adherence to these standards

•	Training and awareness: Action taken by ORM to improve business understanding of ORM

Products and Services

•	Scenario analysis: Process to identify high impact, low probability ‘tail events’

•	Event reporting: Process to obtain information on and learn from actual events impacting on the company and relevant external events

•	Key Risk Indicators (“KRI”): Metrics which allow monitoring of certain key operational risks

•	Risk and Control Self Assessment (“RCSA”): Process to identify key risks, controls and action plans

Outputs

•	Analysis and reporting: Key aspect of ORM role to analyze and report on ORM information and work with business to develop actions

•	Operational risk capital calculation: Calculate operational risk capital under Basel II provisions

Operational Risk Classification

We use the standard Basel II event type as operational risk classifications (namely, Internal Fraud, External Fraud, Employee Practices and Workplace Safety, Clients, Products & Business Practices, Damage to Physical Assets, Business Disruption and System Failures and Execution, Delivery & Process Management).

Basel II regulatory capital calculation for operational risk

We use The Standardized Approach (“TSA”) for calculating regulatory capital for operational risk. This involves using the three years average of gross income, allocated to business lines and multiplied by a fixed percentage determined by the FSA, to establish the amount of required operational risk capital.

We use consolidated net revenue as gross income. Gross income allocation is performed by mapping the net revenue of each given segment from management accounting data to each business line in accordance with the categories:

Business Line	Description	Beta Factor
Retail Banking	Retail deposit and loan-related services	12%
Commercial Banking	Deposit and loan-related services except for Retail Banking business	15%
Payment and Settlement	Payment and settlement services for clients’ transactions	18%
Retail Brokerage	Securities-related services mainly for individuals	12%
Trading and Sales	Market-related business	18%
Corporate Finance	M&A, underwriting, secondary and private offerings, and other funding services for clients	18%
Agency Services	Agency services for clients such as custody	15%
Asset Management	Fund management services for clients	12%

•

Nomura then calculates capital for every business line by multiplying respectively allocated annual gross income by the corresponding factors set out above. Any unallocable gross income is multiplied by a fixed percentage of 18%.

•

The total Operational Risk capital is calculated as the three-year average of the simple summation of the amounts across each of the business lines and unallocable value in each year. However, where the aggregated amount within a given year is negative, then the input to the numerator for that year shall be zero.

•

In any given year, negative numbers in any business line shall offset positive numbers in other business lines. However, negative numbers in unallocable value shall not offset positive numbers in other business lines and shall be treated as zero.

(4) Liquidity and Capital Resources.

Liquidity

Overviews

We define liquidity risk as the potential inability to meet financial obligations as they become due. This risk could arise from an inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Liquidity risk could be due both to Nomura-specific and market-wide events. Liquidity risk management policy is based on liquidity risk appetite which the Group Integrated Risk Management Committee formulates upon delegation by the Executive Management Board (“EMB”). Our primary objective for liquidity risk management is to ensure continuous liquidity across market cycles and periods of market stress, and to ensure that all funding requirements and unsecured debt obligations that fall due within one year can be met without additional unsecured funding or forced liquidation of assets.

We have in place a number of Liquidity Risk Management frameworks that enable us to achieve our primary liquidity objective. These frameworks include (1) Centralized Control of Residual Cash; (2) Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets; (3) Management of Credit Lines to Nomura Group Entities; (4) Implementation of Liquidity Stress Tests; (5) Contingency Funding Plan (“CFP”).

Our EMB has the authority to make decisions concerning the group liquidity management. The Chief Financial Officer (“CFO”) has the operational authority and responsibility over our liquidity management based on decisions made by the EMB.

1. Centralized Control of Residual Cash. We control centrally residual cash held at Nomura Group entities for effective utilization purposes. As for the usage of funds, we manage the overall level of unsecured funding and set internal limits on the additional amount of unsecured funding available across Nomura Group. The limit for unsecured funding is set by the EMB and monitored closely by Global Treasury.

In order to enable us to transfer funds smoothly among the group entities, we limit issuance of securities by regulated broker-dealers or banking entities. We actively seek to concentrate issuance of all long-term unsecured, non-deposit funding instruments at either Nomura or unregulated issuing entities. The primary benefits of this strategy include cost minimization, wider investor name recognition and greater flexibility in providing funding to various subsidiaries across Nomura Group.

2. Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets. We seek to maintain a surplus of long term debt and equity above the cash capital requirements of our assets. This enables us to fund our operations for at least one year in a stress event, without needing to raise additional unsecured funding or forcing the liquidation of assets. The amount of liquidity required is based on an internal model which incorporates the following requirements.

(i)	Our ability to finance assets using secured funding, including repurchase agreements and securities lending transactions. The cash capital requirements are calculated using conservative estimates of the assets secured borrowing power in stressed scenarios.

(ii)	Goodwill and identifiable intangible assets, property, equipment and other illiquid assets.

(iii)	Collateral requirements on derivative contracts arising as a result of a two-notch downgrade in our credit rating.

Collateral requirements to support potential increased intraday collateral requirements from our clearers and settlement agents arising as a result of a two-notch downgrade in our credit rating.

In addition, other unencumbered assets held at exchanges for chaining requirements are also funded with long-term liquidity.

(iv)	Commitments to lend to external counterparties based on the probability of drawdown.

(v)	Capital or other forms of financing in our regulated subsidiaries that is in excess of their long-term cash capital requirements.

Our internal model takes into account legal, regulatory and tax restrictions that may impact the ability to freely transfer of liquidity across the entities within the group.

We routinely issue long term-debt in various maturities and currencies to maintain a long-term funding surplus, and to also achieve both cost-effective funding and a maturity profile where the average duration of our debt is sufficient to meet our long-term cash capital requirements. We therefore seek to maintain an average maturity for plain vanilla instruments greater than or equal to three years. The average maturity (for debt securities and borrowings with maturities longer than one year) was 4.32 years as of March 31, 2011. Approximately 80% of our medium-term notes are structured and linked to interest or equity, indices, currencies or commodities. Conditions for calls by indices are individually set. These maturities are evaluated based on our internal model and monitored by Global Treasury. Maturities for plain vanilla debt securities and borrowings are evaluated based on contractual maturities. Where there is a possibility that notes may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. This model values the embedded optionality under stress market conditions in order to determine when the note is likely to be called.

On this basis, the average maturity of structured notes (notes with maturities longer than one year) was 10.92 years as of March 31, 2011. The average maturity of our entire long term debt portfolio, including plain vanilla debt securities and borrowings, was 7.03 years as of March 31, 2011. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings.

(1)	Redemption schedule is individually estimated by considering of probability of redemption. Due to structure bias, we use probability adjusted by a certain stress factor.

We typically fund our trading activities on a secured basis through secured borrowings and repurchase agreements. We believe these funding activities in the secured markets are more cost-efficient and less credit-rating sensitive than financing in the unsecured market. Also, repurchase agreements tend to be short-term, often overnight. We manage the liquidity risks arising from secured funding by transacting with a diverse group of global counterparties, providing with a various range and types of securities collateral and actively seeking to term out the tenor of certain transactions.

We seek to reduce refinancing risk through diversification of our funding sources. We diversify funding by product, investor and market in order to reduce our reliance on any one funding source. We benefit by distributing a significant portion of our debt through our retail and institutional sales force to a diversified global investor base.

We believe that maintaining relationships with our investors is critical to our liquidity strategy.

We also seek to diversify funding by currency. The proportion of our non-yen denominated long-term debt increased to 28.5% of total term debt outstanding as of March 31, 2011 from 22.0% as of March 31, 2010.

We diversify funding by issuing various types of debt instruments—these include both structured loans and notes. Structured notes are debt obligations with returns linked to other debt or equity securities, indices, currencies or commodities.

	March 31
	2010		2011
	(in billions, except percentages)
Short-Term Unsecured Debt Total(1)	¥2,153.5	20.9%	¥2,634.3	23.6%
Short-Term Bank Borrowings	704.2		884.3
Other Loans	128.6		84.8
Commercial Paper	484.6		379.5
Deposit at Banking Entities	354.9		573.1
Certificates of Deposit	64.4		184.0
Bonds and Notes maturing within one year	416.8		528.6
Long-Term Unsecured Debt Total	6,024.6	58.5%	6,466.9	57.8%
Long-Term Deposit at Banking Entities	29.3		55.5
Long-Term Bank Borrowings	1,995.8		1,999.6
Other Loans	162.8		188.8
Bonds and Notes(2)	3,836.7		4,223.0
NHI Shareholders’ Equity	2,126.9	20.6%	2,082.8	18.6%

(1)	Short-term unsecured debt includes the current portion of long-term unsecured debt.
(2)	Excluding “Long-term bonds and notes issued by consolidated VIEs” that meet the definition of Variable Interest Entities (VIEs) under ASC 810, “Consolidation” and secured financing transactions recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860.

In terms of funding, Nomura Holdings, Inc., NSC, Nomura Europe Finance N.V. and Nomura Bank International plc are main entities for external borrowings, issuances and others. Having raised the funds to match the currencies and liquidities of assets, we pursue to optimize our funding structures.

For this fiscal year ended March 31, 2011, we issued ¥180 billion senior unsecured bonds in the domestic market and $1.25 billion in the U.S. market in January 2011. In addition, in November and December 2010, we also issued ¥153.2 billion subordinated unsecured bonds in the domestic market. Nomura Europe Finance N.V. issued $760 million senior unsecured bonds and AUD 1,707 million in the domestic market in September 2010 and March 2011.

3. Management of Credit Lines to Nomura Group entities. We maintain committed facility agreements with financial institutions for Nomura Group entities in order to provide contingent financing sources. Total of unused committed facilities was ¥124.4 billion as of March 31, 2011. We have structured the facilities to ensure that the maturity dates of these facilities are distributed evenly throughout the year in order to prevent excessive maturities of facilities in any given period. While the ability to borrow under these facilities is subject to customary lending conditions and covenants, we do not believe that any of the covenant requirements will impair our ability to draw on them. We occasionally test the effectiveness of our drawdown procedures.

4. Implementation of Liquidity Stress Tests. We maintain our liquidity portfolio and monitor our sufficiency of liquidity based on an internal model which simulates changes in cash outflow under specified stress scenarios to comply with our above mentioned liquidity management policy.

We assess the firm’s liquidity requirements under various stress scenarios with differing levels of severity over multiple time horizons. We evaluate these requirements under company-specific and broad market wide events, including potential credit rating downgrades at the parent company and subsidiary levels that may impact us by loss of access to unsecured capital markets, additional collateral posting requirements, limited or no access to secured funding markets and other events. We call this risk analysis our “Maximum Cumulative Outflow” framework.

To ensure a readily available source for a potential liquidity requirement, we maintain a liquidity portfolio in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. As of March 31, 2011, our liquidity portfolio was ¥5,819.1 billion which generated a liquidity surplus taking into account a stress scenario as defined in our liquidity risk policy. We recognize that the liquidity standards for financial institutions continue to be the subject of further discussion among the relevant supervisory bodies including the Basel Committee. The existing model and simulations upon which we currently rely may need to be reviewed depending on any new development in this area. Our liquidity portfolio is composed of following highly liquid products.

	March 31
	2010	2011
	(in billions)
Liquidity Portfolio	¥5,149.9	¥5,819.1
Cash, Cash Equivalent and Time Deposits	1,217.5	1,959.7
Overnight Call Loans	23.6	8.3
Government Securities	3,908.8	3,851.1

In addition to the liquidity portfolio, we have ¥1,806.9 billion of other unencumbered assets comprising mainly unpledged trading assets that can be used as an additional source of secured funding. The aggregate value of our liquidity portfolios and other unencumbered assets as of March 31, 2011 was ¥7,626.0 billion—this represented 289.5% of our total unsecured debt maturing within one year.

	March 31
	2010	2011
	(in billions)
Net Liquidity Value of Other Unencumbered Assets	¥1,249.9	¥1,806.9
Liquidity Portfolio	5,149.9	5,819.1

Total	¥6,399.8	¥7,626.0

In the stress test, we assume the cash outflow as shown below and also consider the assumption that in certain instances, legal and regulatory requirements can restrict the flow of funds between entities in our consolidated group, and funds or securities may not freely move among us.

The size and structure of our liquidity portfolio takes into account immediate cash requirements arising from

(i)	Upcoming maturities of unsecured debt (maturities less than 1 year)

(ii)	Potential buybacks of our outstanding debt

(iii)	Loss of secured funding lines particularly for less liquid assets, over and above our cash capital estimates

(iv)	Fluctuation of funding needs under normal business circumstances

(v)	Cash and collateral outflows in a stress event.

We constantly evaluate and modify our liquidity risk assumptions based on regulatory and market changes. The model we use in order to simulate the impact of stress scenarios assumes no liquidation of assets, no ability to issue additional unsecured funding, a widening of haircuts on outstanding repo funding, collateralization of clearing banks and depositories, drawdowns on loan commitments and loss of liquidity from market losses on inventory.

5. Contingency Funding Plan (“CFP”). We have developed a detailed contingency funding plan to integrate liquidity risk control into our comprehensive risk management strategy and to enhance the quantitative aspects of our liquidity risk control procedures. As a part of the CFP, we have developed an approach for analyzing and specifying the extent of any liquidity crisis. This allows us to estimate the likely impact of both a Nomura-specific and market-wide crises; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. This has been developed at the legal entity level in order to capture specific cash requirements at the local level—it assumes that the parent company does not have access to cash that may be trapped at the subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our funding plans for different Nomura-specific and market-wide events. We also have access to operations at central banks such as the Bank of Japan and the European Central Bank, which provide financing against various types of securities. These operations are accessed in the normal course of business and are an important tool in mitigating contingent risk from market disruptions.

Cash Flow

Cash and cash equivalents as of March 31, 2011, increased by ¥599.7 billion compared with March 31, 2010. Cash flows from operating activities for the year ended March 31, 2011 were outflows of ¥235.1 billion due to the increase in Trading assets. Cash flows from investing activities for the year ended March 31, 2011 were outflows of ¥423.2 billion due mainly to an increase in Non-trading debt securities, net. Cash flows from financing activities for the year ended March 31, 2011 were inflows of ¥1,284.2 billion due primarily to an increase in Long-term borrowings.

Balance Sheet and Financial Leverage

Total assets as of March 31, 2011, were ¥36,693.0 billion, an increase of ¥4,462.6 billion compared with ¥32,230.4 billion as of March 31, 2010, reflecting increases in Securities purchased under agreements to resell, Cash and cash equivalents and Trading assets. Total liabilities as of March 31, 2011, were ¥34,601.4 billion, an increase of ¥4,504.0 billion compared with ¥30,097.4 billion as of March 31, 2010, reflecting increases in Securities sold under agreements to repurchase and Long-term borrowings. NHI shareholders’ equity as of March 31, 2011, was ¥2,082.8 billion, a decrease of ¥44.1 billion compared with ¥2,126.9 billion as of March 31, 2010, due to increases in Common stock held in treasury and Accumulated other comprehensive loss.

We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. The EMB is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continuously review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses.

As leverage ratios are commonly used by other financial institutions similar to us, we voluntarily provide a Leverage ratio and Adjusted leverage ratio primarily for benchmarking purposes so that users of our annual report can compare our leverage against other financial institutions. There are currently no regulatory or statutory reporting requirements which require us to disclose leverage ratios.

The following table sets forth NHI shareholders’ equity, total assets, adjusted assets and leverage ratios:

	March 31
	2010		2011
	(in billions, except ratios)
NHI Shareholders’ equity	¥2,126.9		¥2,082.8
Total assets(1)	32,230.4		36,693.0
Adjusted assets(2)	19,763.2		21,536.7
Leverage ratio(3)	15.2	x	17.6	x
Adjusted leverage ratio(4)	9.3	x	10.3	x

(1)	Reconciles to the total assets amount disclosed on the face of our consolidated balance sheets and therefore excludes the fair value of securities transferred to counterparties under repo-to-maturity and certain Japanese securities lending transactions which are accounted for as sales rather than collateralized financing arrangements. The fair value of securities derecognized under these agreements has not had a significant impact on our reported Leverage and Adjusted leverage ratios as of March 2010 and 2011.
(2)	Represents total assets less securities purchased under agreements to resell and securities borrowed transactions.
(3)	Equals total assets divided by NHI shareholders’ equity.
(4)	Equals adjusted assets divided by NHI shareholders’ equity.

Total assets increased significantly by 13.8% reflecting primarily an increase in Securities purchased under agreements to resell. On the other hand, NHI Shareholders’ equity decreased by 2.1%. As a result, our leverage ratio went up from 15.2 times as of March 31, 2010 to 17.6 times as of March 31, 2011.

Adjusted assets increased significantly due to increases in Cash and cash equivalents and Trading assets. As a result, our adjusted leverage ratio went up from 9.3 times as of March 31, 2010 to 10.3 times as of March 31, 2011.

Consolidated Regulatory Requirements

The FSA established the “Guideline for Financial Conglomerate Supervision” (hereinafter referred to as the “Financial Conglomerate Guideline”) in June 2005 and set out the rule on consolidated regulatory capital. We started monitoring our consolidated capital adequacy ratio in accordance with the Financial Conglomerate Guideline from April 2005.

Beginning from the end of March, 2009, we elected to calculate the consolidated capital adequacy ratio according to the Bank Holding Companies Notice as permitted under the Financial Instruments Business Operators Guidelines, although we continue to be monitored as a financial conglomerate governed by Financial Conglomerate Guideline. The Bank Holding Companies Notice incorporates the rules set out in “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” published with the Basel Committee on Banking Supervision (Basel II).

Under the Financial Conglomerate Guideline, financial conglomerates, defined as the holding companies of financial institutions and its group companies, must maintain the amount of consolidated capital not less than required capital. Since electing to calculate our consolidated capital adequacy ratio according to the Bank Holding Companies Notice, we convert each risk by multiplying the amount by 12.5; therefore we examine whether we comply by this requirement by confirming that the capital/risk-weighted asset ratio is higher than 8%. As of March 31, 2011, we were in compliance with this requirement, with a ratio of total capital to risk-weighted assets of 22.2%.

The following table presents the Company’s consolidated capital adequacy ratio as of March 31, 2010 and March 31, 2011:

	March 31
	2010	2011
	(in billions, except ratios)
Qualifying Capital
Tier 1 capital	¥2,000.0	¥1,915.0
Tier 2 capital	560.0	651.5
Tier 3 capital	306.1	139.6
Deductions	60.2	121.8
Total qualifying capital	2,805.9	2,584.3
Risk-Weighted Assets
Credit risk-weighted assets	4,657.9	7,468.4
Market risk equivalent assets	5,461.2	2,442.3
Operational risk equivalent assets	1,406.7	1,718.8
Total risk-weighted assets	11,525.7	11,629.5
Consolidated Capital Adequacy Ratios
Consolidated capital adequacy ratio	24.3%	22.2%
Tier 1 capital ratio	17.3%	16.4%

Total qualifying capital is comprised of Tier 1, Tier 2 and Tier 3 capital. Our Tier 1 capital mainly consists of NHI shareholders’ equity and noncontrolling interests less goodwill, certain intangible fixed assets.

Tier 2 and Tier 3 capital consist of subordinated debt classified to Tier 2 and Tier 3 by original maturity and other conditions set out by the Bank Holding Companies Notice.

Market risk is calculated using the Company’s VaR model as permitted under the Financial Instruments Business Operators Guidelines. On March 31, 2011, we started calculating credit risk assets and operational risk using foundation internal ratings-based approach and the Standardized Approach respectively, upon obtaining approval from the FSA. Prior to that, we calculated these risks applying the Standardized Approach and the Basic Indicator Approach respectively.

Certain risks such as investment securities are reclassified to credit risk from market risk. The decrease in market risk through this reclassification has resulted in limiting the Tier 3 capital to ¥139.6 billion as only certain ratio of the market risk requirement can be counted as Tier 3.

We provide Tier 1 capital ratio and consolidated capital adequacy ratio not only to demonstrate that we are in compliance with regulatory requirements set out by the FSA but also for benchmarking purposes so that users of our report can compare our capital position against those of other financial groups under same Basel II framework. Management receives and reviews these Capital ratios on a regular basis.

The Basel Committee has issued a series of announcements regarding a broader program designed to strengthen the regulatory capital framework in light of weaknesses revealed by the financial crises. The following is a summary of the proposals which are most relevant to us.

On March 12, 2009, the Basel Committee, recognizing the need to strengthen the level of capital in the banking system, announced that the regulatory minimum level of capital would be reviewed in 2010. On July 13, 2009, the Basel Committee announced its approval of a package of measures designed to strengthen its rules governing trading book capital and to enhance the three pillars of the Basel II framework. This announcement states that the Basel Committee’s trading book rules, effective at the end of 2011, will introduce higher capital requirements to capture the credit risk of complex trading activities. Such trading rules also include a stressed VaR requirement, which the Basel Committee believes will help dampen the cyclicality of the minimum regulatory capital framework. On September 7, 2009, the Group of Central Bank Governors and Heads of Supervision, the oversight body of the Basel Committee, reached agreement on certain key measures designed to strengthen regulation of the banking sector, including an increase in the quality, consistency and transparency of the Tier 1 capital base. In particular, it was agreed that the predominant form of Tier 1 capital should be common stock and retained earnings, narrowing the scope of current Tier 1.

On December 17, 2009, in an effort to promote a more resilient banking sector, the Basel Committee approved for consultation a package of proposals to strengthen global capital and liquidity regulations. The proposals include raising the quality, consistency and transparency of the capital base (including, in particular, deductions of goodwill and other intangibles and net deferred tax assets from the predominant form of Tier 1 capital, and expanding the limitation on the double counting of capital to cover the wider financial system); strengthening the risk coverage of the capital framework (in addition to the higher capital requirements for trading book exposures announced in July 2009); introducing a leverage ratio requirement as a supplemental measure to the risk-based framework; and introducing a series of measures to address concerns over the “procyclicality” of the current framework. The proposals also introduce a minimum liquidity standard including a 30-day liquidity coverage ratio as well as a longer-term structural liquidity ratio. Additional capital, liquidity or other supervisory measures to reduce the externalities created by systemically important institutions are also under review. On December 16, 2010, the Committee issued the Basel III rules text “International framework for liquidity risk measurement, standards and monitoring” and “A global regulatory framework for more resilient banks and banking systems” together with the results of the comprehensive quantitative impact study it had conducted in 2010, setting out the standards which will be phased in gradually from 2013.

The FSA introduced the notices on consolidated regulation and supervision of securities companies on consolidated basis on April 1, 2011 to improve the stability and transparency of Japan’s financial system and ensure the protection of investors.

We have been assigned as Ultimate Designated Parent Company who must calculate consolidated regulatory capital adequacy ratio according to the Upstream Consolidated Regulatory Capital Notice in April 2011. Since then we calculate our Basel II-based consolidated regulatory capital adequacy ratio according to the Upstream Consolidated Regulatory Capital Notice. The Upstream Consolidated Regulatory Capital Notice is expected to incorporate the series of rules and standards described above in line with the schedule proposed by the Basel Committee.

Credit Ratings

The cost and availability of unsecured funding generally are dependent on credit ratings. Our long-term and short-term debt were rated by Standard & Poor’s, Moody’s Investors Service, Rating and Investment Information, Inc., Japan Credit Rating Agency, Ltd.

As of May 31, 2011, the credit ratings of Nomura Holdings, Inc. and NSC were as follows:

Nomura Holdings, Inc.	Short-term Debt	Long-term Debt

Standard & Poor’s	A-2	BBB+
Moody’s Investors Service	—	Baa2
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

Nomura Securities Co., Ltd.	Short-Term Debt	Long-term Debt

Standard & Poor’s	A-2	A-
Moody’s Investors Service	P-2	Baa1
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

(5) Off-Balance Sheet Arrangements.

Off-balance sheet entities

In the normal course of business, we engage in a variety of off-balance sheet arrangements with off-balance sheet entities which may have an impact on Nomura’s future financial position and performance.

Off-balance sheet arrangements with off-balance sheet entities include the following where Nomura has:

•	an obligation under a guarantee contract;

•	a retained or contingent interest in assets transferred to an off-balance sheet entity or similar arrangement that serves as credit, liquidity or market risk support;

•	any obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument; or

•

any obligation, including a contingent obligation, arising out of a variable interest in an off-balance sheet entity that is held by, and material to, us, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, us.

Off-balance sheet entities may take the form of a corporation, partnership, fund, trust or other legal vehicle which is designed to fulfill a limited, specific purpose by its sponsor. We both create or sponsor these entities and also enter into arrangements with entities created or sponsored by others.

Our involvement with these entities includes structuring, underwriting, distributing and selling debt instruments and beneficial interests issued by these entities, subject to prevailing market conditions. In the normal course of business, we also act as a transferor of financial assets to these entities, as well as, and underwriter, distributor and seller of asset-repackaged financial instruments issued by these entities, in connection with our securitization and equity derivative activities. We retain, purchase and sell variable interests in Special Purpose Entities (“SPEs”) in connection with our market-making, investing and structuring activities. Our other types of off-balance sheet arrangements include guarantee agreements and derivative contracts. Significant involvement is assessed based on all of our arrangements with these entities, even if the probability of loss, as assessed at the balance sheet date, is remote.

For further information about transactions with VIEs, see Note 8, “Securitization and Variable Interest Entities” in our consolidated financial statements included in this annual report.

Repurchase and securities lending transactions accounted for as sales

We enter into certain types of repurchase transactions and securities lending transactions which we account for as sales rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 are met. These consist of Repo-to-maturity transactions, certain Japanese securities lending transactions and to a lesser extent, Japanese Gensaki transactions.

We enter into repo-to-maturity transactions to take advantage of arbitrage opportunities between the cash security and repo markets. These transactions involve the sourcing of specific securities in the market and contemporaneously entering into repurchase agreements with different counterparties where the maturity of the agreement matches the maturity of the security transferred as collateral. We account for these transactions as sales rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 are met. The amounts of securities derecognized from our consolidated balance sheets under open repo-to-maturity transactions as of March 31, 2010 and 2011 were ¥185,047 million and ¥169,766 million ($2,051 million), respectively.

We engage in certain Japanese securities lending transactions for funding purposes under which we transfer long securities (such as Japanese listed equities). The agreements supporting these transactions include varying margining requirements, but the amount of cash we borrow from our counterparties is typically significantly less than the fair value of securities we lend. We account for these transactions as sales in our consolidated financial statements where the criteria for derecognition of the transferred financial assets under ASC 860 are met. In particular, we do not maintain effective control over the transferred financial assets as we are not able to be returned the transferred financial assets on substantially agreed terms, even in the event of default by the transferee. The amounts of securities derecognized from our consolidated balance sheets under open securities lending transactions as of March 31, 2010 and 2011 were ¥153,808 million and ¥291,870 million ($3,527 million), respectively.

We also have historically engaged in traditional Japanese repurchase agreements called “Gensaki” transactions. We account for Gensaki transactions as sales in our consolidated financial statements where the criteria for derecognition of the transferred financial assets under ASC 860 have been met. The transactions are now less commonplace in Japan and have largely been replaced with Gensaki Repo transactions which were introduced in Japan in 2001 and which are similar to other international repurchase agreements used in the U.S., U.K. and other jurisdictions. These transactions contain margin requirements, rights of security substitution, or certain restrictions on the customer’s right to sell or repledge the transferred securities. We therefore account for Gensaki repo agreements as collateralized financings in our balance sheet. The amounts of securities derecognized from our consolidated balance sheets under Gensaki Transactions as of March 31, 2010 and 2011 were not significant.

(6) Tabular Disclosure of Contractual Obligations.

As part of our business, we enter into a variety of contractual obligations and contingent commitments, which may require future payments. These arrangements include:

Standby letters of credit and other guarantees:

•

In the normal course of our banking / financing activities, we enter into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

Long-term borrowings:

•	In connection with our operating activities, we issue Japanese yen and non-Japanese yen denominated long-term borrowings with variable and fixed interest in accordance with our funding policy.

Operating lease commitments:

•	We lease our office space and certain employees’ residential facilities in Japan primarily under cancellable lease agreements which are customarily renewed upon expiration;

•	We lease certain equipment and facilities under non-cancellable operating lease agreements.

Capital lease commitments:

•	We lease certain equipment and facilities under capital lease agreements.

Purchase obligations:

•	We have purchase obligations for goods and services which include payments for construction-related, advertising, and computer and telecommunications maintenance agreements.

Commitments to extend credit:

•	In connection with our banking and financing activities, we enter into contractual commitments to extend credit, which generally have a fixed expiration dates;

•	In connection with our investment banking activities, we enter into agreements with clients under which we commit to underwrite notes that may be issued by the clients.

Commitments to invest in partnerships:

•

In connection with our merchant banking activities, we have commitments to invest in interests in various partnerships and other entities and commitments to provide financing for investments related to those partnerships.

Commitments to purchase aircraft:

•	In accordance with our adoption of ASC810 amended by ASU 2009-17, we began consolidating certain VIEs which have commitments to purchase aircraft.

Note 12, “Borrowings” contains further detail on our short-term and long-term borrowing obligation and Note 20, “Commitments, contingencies and guarantees” in our consolidated financial statements contains further detail on our other commitments, contingencies and guarantees.

The contractual amounts of commitments to extend credit represent the amounts at risk should the contracts be fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the clients’ creditworthiness and the value of collateral held. We evaluate each client’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on management’s credit evaluation of the counterparty.

The following table shows our contractual obligations and contingent commitments as well as their maturities as of March 31, 2011:

	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in millions)
Standby letters of credit and other guarantees	¥8,512	¥205	¥9	¥190	¥8,108
Long-term borrowings(1)	8,172,752	892,016	1,917,525	2,095,880	3,267,331
Operating lease commitments	88,215	15,034	25,414	17,578	30,189
Capital lease commitments(2)	49,977	386	239	2,660	46,692
Purchase obligations(3)	39,543	28,553	10,990	—	—
Commitments to extend credit	264,736	70,621	64,289	128,105	1,721
Commitments to invest in partnerships	38,008	274	23,886	282	13,566
Commitments to purchase aircraft	77,928	24,905	45,066	7,957	—

Total	¥8,739,671	¥1,031,994	¥2,087,418	¥2,252,652	¥3,367,607

(1)	The amounts disclosed within long-term borrowings exclude financial liabilities recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860. These are not borrowings issued for our own funding purposes and therefore do not represent actual contractual obligations by us to deliver cash.
(2)	The total contractual amount of capital lease commitments is the total minimum lease payments before deducting interest.
(3)	The amounts reflect the minimum contractual obligations under enforceable and legally binding contracts that specify all significant terms. The amounts exclude obligations that are already reflected on our consolidated balance sheets as liabilities or payables.

Excluded from the above table are obligations that are generally short-term in nature, including short-term borrowings, deposits received at banks and other payables, collateralized agreements and financing transactions (such as resale and repurchase agreements), and trading liabilities.

In addition to amounts presented above, we have commitments under resale and repurchase agreements including amounts in connection with collateralized agreements, collateralized financing and Gensaki transactions. These commitments amount to ¥1,337 billion for resale agreements and ¥1,605 billion for repurchase agreements as of March 31, 2011. These amounts include certain types of repurchase transactions and securities lending transactions which we account for as sales rather than collateralized financings in accordance with ASC 860.

Item 4. Company Information

1. Share Capital Information

(1) Total Number of Shares

A. Number of Authorized Share Capital

Type	Authorized Share Capital (shares)
Common Stock	6,000,000,000
Class 1 Preferred Stock	200,000,000
Class 2 Preferred Stock	200,000,000
Class 3 Preferred Stock	200,000,000
Class 4 Preferred Stock	200,000,000

Total	6,000,000,000

(Note)

The “Authorized Share Capital” is stated by class and the total is the number of authorized share capital designated in the Articles of Incorporation.

B. Issued Shares

Type	Number of Issued Shares as of March 31, 2011	Number of Issued Shares as of June 30, 2011	Trading Markets	Description
Common Stock	3,719,133,241	3,719,133,241	Tokyo Stock Exchange(*2)	1 unit is 100 shares
			Osaka Stock Exchange(*2)
			Nagoya Stock Exchange(*2)
			Singapore Stock Exchange
			New York Stock Exchange

Total	3,719,133,241	3,719,133,241	—	—

(Notes)

1	Shares that may have increased from exercise of stock options between June 1, 2011 and June 30, 2011 are not included in the number of issued shares as of June 30, 2011.
2	Listed on the First Section of each stock exchange.

(2) Stock Options

A. Stock Acquisition Right

Resolved by the 99th General Shareholders’ Meeting on June 26, 2003

Stock Acquisition Rights No. 3

	End of Fiscal Year (March 31, 2011)	End of Preceding Month to Filing of this Report (May 31, 2011)

Number of Stock Acquisition Right	79(*)	—

Number of Stock Acquisition Right for Treasury (out of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	79,000	—

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From June 5, 2006 to June 4, 2011	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2.       For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the commencement of the exercise period.

         The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3. The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

1,000 shares will be issued per one stock acquisition right.

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

Stock Acquisition Rights No. 4

	End of Fiscal Year (March 31, 2011)	End of Preceding Month to Filing of this Report (May 31, 2011)

Number of Stock Acquisition Right	1,224(*1)	Same as left

Number of Stock Acquisition Right for Treasury (out of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	1,224,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥1,311 per share	Same as left

Exercise Period of the Stock Acquisition Right	From July 1, 2006 to June 30, 2011	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,311 Capital Inclusion Price ¥656	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2.      For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3. The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights and any request for purchase of additional less-than-a-full unit shares), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

Stock Acquisition Rights No. 5

	End of Fiscal Year (March 31, 2011)	End of Preceding Month to Filing of this Report (May 31, 2011)

Number of Stock Acquisition Right	6(*)	Same as left

Number of Stock Acquisition Right for Treasury (out of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	6,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From April 26, 2007 to April 25, 2012	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1	Same as left

Conditions to Exercise of Stock Acquisition Right

1.       Not to be partial exercise of one stock acquisition right.

2.       For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the commencement of the exercise period.

         The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

Same as left

3.       The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

1,000 shares will be issued per one stock acquisition right.

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

Stock Acquisition Rights No. 6

	End of Fiscal Year (March 31, 2011)	End of Preceding Month to Filing of this Report (May 31, 2011)

Number of Stock Acquisition Right	172(*)	166(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	172,000	166,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From June 4, 2007 to June 3, 2012	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2.       For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the commencement of the exercise period.

         The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3. The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

1,000 shares will be issued per one stock acquisition right.

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

Stock Acquisition Rights No. 8

	End of Fiscal Year (March 31, 2011)	End of Preceding Month to Filing of this Report (May 31, 2011)

Number of Stock Acquisition Right	14,888(*1)	Same as left

Number of Stock Acquisition Right for Treasury (out of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	1,488,800	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥1,152 per share	Same as left

Exercise Period of the Stock Acquisition Right	From July 1, 2007 to June 30, 2012	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,152 Capital Inclusion Price ¥576	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2.       For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the exercise.

         The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3. The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights and any request for purchase of additional less-than-a-full unit shares), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

Stock Acquisition Rights No. 9

	End of Fiscal Year (March 31, 2011)	End of Preceding Month to Filing of this Report (May 31, 2011)

Number of Stock Acquisition Right	1,357(*)	1,177(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	135,700	117,700

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From April 25, 2008 to April 24, 2013	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2.       For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the commencement of the exercise period.

         The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3. The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

Stock Acquisition Rights No. 10

	End of Fiscal Year (March 31, 2011)	End of Preceding Month to Filing of this Report (May 31, 2011)

Number of Stock Acquisition Right	3,427(*)	3,287(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	342,700	328,700

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From June 13, 2008 to June 12, 2013	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,053	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.	Same as left

2.       For a person given Stock Acquisition Right (the “Optionee”) maintains position as a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by the situations determined in terms of the options.

3. The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 11

	End of Fiscal Year (March 31, 2011)	End of Preceding Month to Filing of this Report (May 31, 2011)

Number of Stock Acquisition Right	17,600(*1)	Same as left

Number of Stock Acquisition Right for Treasury (out of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	1,760,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥1,793 per share	Same as left

Exercise Period of the Stock Acquisition Right	From July 7, 2008 to July 6, 2013	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,793 Capital Inclusion Price ¥1,140	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Each stock acquisition right may not be exercised partly.	Same as left

2.       The Optionee maintains the position of a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary even where the Optionee loses such a position as a result of the situations determined in terms of the options.

3. The Optionee, at the time of the exercising the stock acquisitions right, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on the Reorganization	—	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the common stock is split or the common stock is consolidated after the grant of the Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Stock Split or Stock Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Shares of Common Stock of the Company Disposed of x Paid-in Amount Per Share and/or Disposal Value per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares)

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 12

	End of Fiscal Year (March 31, 2011)	End of Preceding Month to Filing of this Report (May 31, 2011)

Number of Stock Acquisition Right	47(*)	Same as left

Number of Stock Acquisition Right for Treasury (out of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	4,700	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From October 11, 2008 to October 10, 2013	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,105	Same as left

Conditions to Exercise of Stock Acquisition Right	1. Each stock acquisition right may not be exercised partly.	Same as left

2.       The Optionee maintains the position of a director, executive officer or employee of the Company or the Company’s Subsidiary, during the time between the grant of the stock acquisition rights and the commencement of the exercise period.

         The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary even where the Optionee loses such a position as a result of the situations determined in terms of the options.

3. The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left
Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 13

	End of Fiscal Year (March 31, 2011)	End of Preceding Month to Filing of this Report (May 31, 2011)

Number of Stock Acquisition Right	6,172(*)	5,243(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	617,200	524,300

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From April 26, 2009 to April 25, 2014	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,165	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.       The Optionee maintains a position as an Executive or Employee of the Company or the Subsidiary during the period between the granting of the Stock Acquisition Rights and the commencement of the Exercise Period.

          The Optionee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Optionee loses such position as a result of the situations determined in terms of the options.

3. The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 14

	End of Fiscal Year (March 31, 2011)	End of Preceding Month to Filing of this Report (May 31, 2011)

Number of Stock Acquisition Right	5,536(*)	5,314(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	553,600	531,400

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From June 22, 2009 to June 21, 2014	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,278	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.      The Optionee maintains a position as an Executive or Employee of the Company or the Subsidiary during the period between the granting of the Stock Acquisition Rights and the commencement of the Exercise Period.

The Optionee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Optionee loses such position as a result of the situations determined in terms of the options.

3. The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 15

	End of Fiscal Year (March 31, 2011)	End of Preceding Month to Filing of this Report (May 31, 2011)

Number of Stock Acquisition Right	1,130(*1)	Same as left

Number of Stock Acquisition Right for Treasury (out of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	113,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥1,940 per share	Same as left

Exercise Period of the Stock Acquisition Right	From August 2, 2009 to August 1, 2014	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,940 Capital Inclusion Price ¥1,219	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the exercise.

         The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition right.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 16

	End of Fiscal Year (March 31, 2011)	End of Preceding Month to Filing of this Report (May 31, 2011)

Number of Stock Acquisition Right	18,350(*1)	Same as left

Number of Stock Acquisition Right for Treasury (out of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	1,835,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥1,940 per share	Same as left

Exercise Period of the Stock Acquisition Right	From August 2, 2009 to August 1, 2014	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,940 Capital Inclusion Price ¥1,219	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.       The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the exercise.

          The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition right.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 17

	End of Fiscal Year (March 31, 2011)	End of Preceding Month to Filing of this Report (May 31, 2011)

Number of Stock Acquisition Right	4,002(*)	Same as left

Number of Stock Acquisition Right for Treasury (out of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	400,200	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From August 2, 2009 to August 1, 2014	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,105	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 18

	End of Fiscal Year (March 31, 2011)	End of Preceding Month to Filing of this Report (May 31, 2011)

Number of Stock Acquisition Right	218(*)	Same as left

Number of Stock Acquisition Right for Treasury (out of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	21,800	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From October 20, 2009 to October 19, 2014	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥972	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 19

	End of Fiscal Year (March 31, 2011)	End of Preceding Month to Filing of this Report (May 31, 2011)

Number of Stock Acquisition Right	12,251(*)	11,076(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	1,225,100	1,107,600

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From April 24, 2010 to April 23, 2015	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥806	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

         The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 20

	End of Fiscal Year (March 31, 2011)	End of Preceding Month to Filing of this Report (May 31, 2011)

Number of Stock Acquisition Right	1,227(*)	Same as left

Number of Stock Acquisition Right for Treasury (out of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	122,700	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From June 24, 2010 to June 23, 2015	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥819	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

         The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 21

	End of Fiscal Year (March 31, 2011)	End of Preceding Month to Filing of this Report (May 31, 2011)

Number of Stock Acquisition Right	4,536(*)	4,284(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	453,600	428,400

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From June 24, 2010 to June 23, 2015	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥819	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

         The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 22

	End of Fiscal Year (March 31, 2011)	End of Preceding Month to Filing of this Report (May 31, 2011)

Number of Stock Acquisition Right	1,100(*1)	Same as left

Number of Stock Acquisition Right for Treasury (out of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	110,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥1,333 per share	Same as left

Exercise Period of the Stock Acquisition Right	From August 6, 2010 to August 5, 2015	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,333 Capital Inclusion Price ¥808	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the exercise.

         The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition right.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 23

	End of Fiscal Year (March 31, 2011)	End of Preceding Month to Filing of this Report (May 31, 2011)

Number of Stock Acquisition Right	19,160(*1)	Same as left

Number of Stock Acquisition Right for Treasury (out of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	1,916,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥1,333 per share	Same as left

Exercise Period of the Stock Acquisition Right	From August 6, 2010 to August 5, 2015	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,333 Capital Inclusion Price ¥808	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the exercise.

         The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition right.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Stock Acquisition Rights No. 24

	End of Fiscal Year (March 31, 2011)	End of Preceding Month to Filing of this Report (May 31, 2011)

Number of Stock Acquisition Right	30(*)	Same as left

Number of Stock Acquisition Right for Treasury (out of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	3,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From August 6, 2010 to August 5, 2015	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise	Issue Price of Shares ¥1 Capital Inclusion Price ¥747	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.      The Grantee maintains an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

         The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 26

	End of Fiscal Year (March 31, 2011)	End of Preceding Month to Filing of this Report (May 31, 2011)

Number of Stock Acquisition Right	156(*)	104(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	15,600	10,400

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From November 11, 2010 to November 10, 2015	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise	Issue Price of Shares ¥1 Capital Inclusion Price ¥488	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 27

	End of Fiscal Year (March 31, 2011)	End of Preceding Month to Filing of this Report (May 31, 2011)

Number of Stock Acquisition Right	594(*)	396(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	59,400	39,600

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From November 11, 2010 to November 10, 2015	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise	Issue Price of Shares ¥1 Capital Inclusion Price ¥488	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

         The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 28

	End of Fiscal Year (March 31, 2011)	End of Preceding Month to Filing of this Report (May 31, 2011)

Number of Stock Acquisition Right	76,074(*)	44,482(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	7,607,400	4,448,200

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From May 1, 2011 to April 30, 2016	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise	Issue Price of Shares ¥1 Capital Inclusion Price ¥295	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 29

	End of Fiscal Year (March 31, 2011)	End of Preceding Month to Filing of this Report (May 31, 2011)

Number of Stock Acquisition Right	4,811(*)	Same as left

Number of Stock Acquisition Right for Treasury (out of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	481,100	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From June 17, 2011 to June 16, 2016	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise	Issue Price of Shares ¥1 Capital Inclusion Price ¥409	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

         The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 30

	End of Fiscal Year (March 31, 2011)	End of Preceding Month to Filing of this Report (May 31, 2011)

Number of Stock Acquisition Right	10,674(*)	Same as left

Number of Stock Acquisition Right for Treasury (out of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	1,067,400	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From June 17, 2011 to June 16, 2016	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise	Issue Price of Shares ¥1 Capital Inclusion Price ¥409	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 31

	End of Fiscal Year (March 31, 2011)	End of Preceding Month to Filing of this Report (May 31, 2011)

Number of Stock Acquisition Right	1,760(*1)	Same as left

Number of Stock Acquisition Right for Treasury (out of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	176,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥757 per share	Same as left

Exercise Period of the Stock Acquisition Right	From August 6, 2011 to August 5, 2016	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥757 Capital Inclusion Price ¥465	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the exercise.

         The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the time of the exercising the stock acquisition right.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 105th General Shareholders’ Meeting on June 25, 2009

Stock Acquisition Rights No. 32

	End of Fiscal Year (March 31, 2011)	End of Preceding Month to Filing of this Report (May 31, 2011)

Number of Stock Acquisition Right	23,400(*1)	Same as left

Number of Stock Acquisition Right for Treasury (out of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	2,340,000	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥757 per share	Same as left

Exercise Period of the Stock Acquisition Right	From August 6, 2011 to August 5, 2016	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥757 Capital Inclusion Price ¥465	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the exercise.

The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the time of the exercising the stock acquisition right.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 105th General Shareholders’ Meeting on June 25, 2009

Stock Acquisition Rights No. 33

	End of Fiscal Year (March 31, 2011)	End of Preceding Month to Filing of this Report (May 31, 2011)

Number of Stock Acquisition Right	5,781(*)	Same as left

Number of Stock Acquisition Right for Treasury (out of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	578,100	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From November 26, 2011 to November 25, 2016	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥297	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 34

	End of Fiscal Year (March 31, 2011)	End of Preceding Month to Filing of this Report (May 31, 2011)

Number of Stock Acquisition Right	22,086(*)	Same as left

Number of Stock Acquisition Right for Treasury (out of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	2,208,600	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From May 19, 2012 to May 18, 2017	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥293	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 105th General Shareholders’ Meeting on June 25, 2009

Stock Acquisition Rights No. 35

	End of Fiscal Year (March 31, 2011)	End of Preceding Month to Filing of this Report (May 31, 2011)

Number of Stock Acquisition Right	78,304(*)	76,948(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	7,830,400	7,694,800

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From May 19, 2012 to May 18, 2017	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥293	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

         The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 105th General Shareholders’ Meeting on June 25, 2009

Stock Acquisition Rights No. 36

	End of Fiscal Year (March 31, 2011)	End of Preceding Month to Filing of this Report (May 31, 2011)

Number of Stock Acquisition Right	22,118(*)	Same as left

Number of Stock Acquisition Right for Treasury (out of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	2,211,800	Same as left

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From May 19, 2013 to May 18, 2017	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥293	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

         The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 37

	End of Fiscal Year (March 31, 2011)	End of Preceding Month to Filing of this Report (May 31, 2011)

Number of Stock Acquisition Right	329,000(*)	327,076(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	32,900,000	32,707,600

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From April 30, 2012 to April 29, 2017	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥328	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

         The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 38

	End of Fiscal Year (March 31, 2011)	End of Preceding Month to Filing of this Report (May 31, 2011)

Number of Stock Acquisition Right	106,899(*)	106,453(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	10,689,900	10,645,300

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share	Same as left

Exercise Period of the Stock Acquisition Right	From April 30, 2013 to April 29, 2018	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥328	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

         The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Note)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 39

	End of Fiscal Year (March 31, 2011)	End of Preceding Month to Filing of this Report (May 31, 2011)

Number of Stock Acquisition Right	28,550(*1)	28,530(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares	Same as left

Number of Shares under the Stock Acquisition Rights	2,855,000	2,853,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(*2)	¥487 per share	Same as left

Exercise Period of the Stock Acquisition Right	From November 16, 2012 to November 15, 2017	Same as left

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥487 Capital Inclusion Price ¥307	Same as left

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.	Same as left

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the exercise.

         The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the time of the exercising the stock acquisition right.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.	Same as left

Substituted Payment	—	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share

Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

B. Bond with the stock acquisition right

None

C. Convertible Bonds and Bonds with subscription warrant which are deemed as Bonds with stock acquisition rights according to Article 19, paragraph 2 of Law Amending and Furnishing Commercial Code, etc

None

(3) Conversion of bond with the stock acquisition right with provision of adjustment of conversion price

None

(4) Rights plan

None

(5) Changes in Issued Shares, Common Stock, etc.

Date	Increase/(Decrease) of Issued Shares	Total Issued Shares	Increase/(Decrease) of Common Stock (thousand Yen)	Common Stock (thousand Yen)	Increase/(Decrease) of Additional paid-in capital (thousand Yen)	Additional paid-in capital (thousand Yen)
March 11, 2009(1)	661,572,900	2,627,492,760	132,248,423	315,048,212	132,248,423	244,752,688
March 27, 2009(2)	33,600,000	2,661,092,760	6,716,640	321,764,852	6,716,640	251,469,328
October 13, 2009(3)	766,000,000	3,427,092,760	208,474,560	530,239,412	208,474,560	459,943,888
October 27, 2009(4)	34,000,000	3,461,092,760	9,253,440	539,492,852	9,253,440	469,197,328
From April 1, 2009 To March 31, 2010(5)	258,040,481	3,719,133,241	55,000,000	594,492,852	55,000,000	524,197,328

(Notes)

1.	Public Offering: issued 661,572,900 shares, issue price 417 yen per share, paid in amount 399.80 yen per share, amount applied to stated capital 199.90 yen per share.
2.	Third-Party Allotment (by way of over-allotment): issued 33,600,000 shares, paid in amount 399.80, amount applied to stated capital 199.90 per share, allotted to Mitsubishi UFJ Securities Co., Ltd.
3.	Public Offering: issued 766,000,000 shares, issue price 568 yen per share, paid in amount 544.32 yen per share, amount applied to stated capital 272.16 yen per share.
4.	Third-Party Allotment (by way of over-allotment): issued 34,000,000 shares, paid in amount 544.32, amount applied to stated capital 272.16 per share, allotted to Mitsubishi UFJ Securities Co., Ltd.
5.	Increased because of conversion of convertible bond with stock acquisition rights.

(6) Shareholders

	As of March 31, 2011
	Unit Shareholders (100 shares per 1 unit)
					Foreign Shareholders
	Governments and Municipal Governments	Financial Institutions	Securities Companies	Other Corporations	Other than individuals	Individuals	Individuals and Others	Total	Shares Representing Less than One Unit (Shares)
Number of Shareholders	1	307	109	4,282	715	250	428,527	434,191	—
Number of Units Held	260	8,275,369	904,991	2,128,393	13,779,486	5,060	12,079,176	37,172,735	1,859,741
Percentage of Units Held (%)	0.00	22.26	2.43	5.73	37.07	0.01	32.49	100.00	—

(Notes)

1.	Of the 117,183,399 treasury stocks, 1,171,833 units are included in Individuals and Others, and 99 shares are included in Shares Representing Less than One Unit.
2.	20 units held by Japan Securities Depository Center, Inc. are included in Other Corporations.

(7) Major Shareholders

		As of March 31, 2011
Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	188,035	5.06
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3, Hamamatsu-cho, Minato-Ku, Tokyo, Japan	150,819	4.06
State Street Bank and Trust Company	Boston, Massachusetts, U.S.A.	117,076	3.15
SSBT OD 05 Omnibus Account – Treaty Clients	338 Pit Street, Sydney, New South Wealth, Australia	83,328	2.24
The Chase Manhattan Bank, N.A. London S.L. Omnibus Account	Woolgate House, Coleman Street, London, England	64,758	1.74
The Bank of New York Mellon as Depository Bank for Depository Receipt Holders	101 Barclays Street, New York, New York, U.S.A.	45,808	1.23
Japan Trustee Services Bank, Ltd. (Trust Account 9)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	43,832	1.18
The Bank of New York JASDEC Treaty Account	35 Des Arts Avenue, Brussels, Belgium	33,840	0.91
Japan Trustee Services Bank, Ltd. (Trust Account 4)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	33,420	0.90
State Street Bank West Client Treaty	1776 Heritage Drive North Quincy Massachusetts, U.S.A.	31,064	0.84

Total		791,980	21.31

(Note)

The Company has 117,183 thousand shares of treasury stock as of March 31, 2011 which is not included in the Major Shareholders list above.

(8) Voting Rights

A. Outstanding Shares

	As of March 31, 2011
	Number of Shares		Number of Votes	Description
Stock without voting right		—	—	—
Stock with limited voting right (Treasury stocks, etc.)		—	—	—
Stock with limited voting right (Others)		—	—	—
Stock with full voting right (Treasury stocks, etc.)	(Treasury Stocks) Common stock	117,183,300	—	—
	(Crossholding Stocks) Common stock	1,000,000	—	—
Stock with full voting right (Others)	Common stock	3,599,090,200	35,990,902	—
Shares less than 1 unit	Common stock	1,859,741	—	Shares less than 1 unit (100 shares)

Total Shares Issued		3,719,133,241	—	—

Voting Rights of Total Shareholders		—	35,990,902	—

(Note)

2,000 shares held by Japan Securities Depository Center, Inc. are included in Stock with full voting right (Others). 99 treasury stocks are included in Shares less than 1 unit.

B. Treasury Stocks

		As of March 31, 2011
Name	Address	Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury Stocks)
Nomura Holdings, Inc.	1-9-1, Nihonbashi, Chuo-Ku, Tokyo, Japan	117,183,300	—	117,183,300	3.15

(Crossholding Stocks)
Nomura Research Institute, Ltd.	1-6-5, Marunouchi, Chiyoda-Ku, Tokyo, Japan	1,000,000	—	1,000,000	0.03

Total	—	118,183,300	—	118,183,300	3.18

(9) Stock Option System

The Company adopts stock option system utilizing stock acquisition rights.

A. Resolved by the General Shareholders’ Meeting in 2003

The General Shareholders’ Meeting held on June 26, 2003 resolved the Company to issue the following two types of stock acquisition rights to directors, executive officers, and employees of the Company and its subsidiaries pursuant to the provisions of Article 280-20 and 280-21 of the Commercial Code of Japan.

Stock Acquisition Rights No. 3

Resolution Date	June 26, 2003

Offeree	—

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

B. Resolved by the General Shareholders’ Meeting in 2004

The General Shareholders’ Meeting held on June 25, 2004 resolved the Company to issue the following three types of stock acquisition rights to directors, executive officers, and employees of the Company and its subsidiaries pursuant to the provisions of Article 280-20 and 280-21 of the Commercial Code of Japan.

Stock Acquisition Rights No. 4

Resolution Date	June 25, 2004

Offeree	Directors, executive officers and employees of the Company and its subsidiaries (336 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 5

Resolution Date	June 25, 2004

Offeree	Directors, executive officers and employees of the Company and its subsidiaries (1 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 6

Resolution Date	June 25, 2004

Offeree	Directors, executive officers and employees of the Company and its subsidiaries (33 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

C. Resolved by the General Shareholders’ Meeting in 2005

The General Shareholders’ Meeting held on June 28, 2005 resolved the Company to issue the following four types of stock acquisition rights to directors, executive officers, and employees of the Company and its subsidiaries pursuant to the provisions of Article 280-20 and 280-21 of the Commercial Code of Japan.

Stock Acquisition Rights No. 8

Resolution Date	June 28, 2005

Offeree	Directors, executive officers and employees of the Company and its subsidiaries (404 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 9

Resolution Date	June 28, 2005

Offeree	Directors, executive officers and employees of the Company and its subsidiaries (33 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 10

Resolution Date	June 28, 2005

Offeree	Directors, executive officers and employees of the Company and its subsidiaries (63 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

D. Resolved by the General Shareholders’ Meeting in 2006

The General Shareholders’ Meeting held on June 28, 2006 resolved the Company to issue the following two types of stock acquisition rights to directors, executive officers, and employees of the Company and directors, executive officers, statutory auditors, and employees of its subsidiaries pursuant and to the provisions of Article 236, 238 and 239 of the Companies Act.

Stock Acquisition Rights No. 11

Resolution Date	June 28, 2006

Offeree	Directors, executive officers and employees of the Company and directors, executive officers, statutory auditors and employees of its subsidiaries (528 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 12

Resolution Date	June 28, 2006

Offeree	Directors, executive officers and employees of the Company and directors, executive officers, statutory auditors and employees of its subsidiaries (1 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 13

Resolution Date	June 28, 2006

Offeree	Directors, executive officers and employees of the Company and directors, executive officers, statutory auditors and employees of its subsidiaries (96 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 14

Resolution Date	June 28, 2006

Offeree	Directors, executive officers and employees of the Company and directors, executive officers, statutory auditors and employees of its subsidiaries (102 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

E. Resolved by the General Shareholders’ Meeting in 2007

The General Shareholders’ Meeting held on June 27, 2007 resolved the Company to delegate the determination of solicitation plan to the Board of Directors of the Company or to the executive officers designated by the resolution by the Board of Directors upon the issuance of the following two types of stock acquisition rights under stock option to directors, executive officers, statutory auditors, and employees of its subsidiaries in accordance to pursuant and to the provisions of Article 236, 238 and 239 of the Companies Act.

Stock Acquisition Rights No. 16

Resolution Date	June 27, 2007

Offeree	Directors, executive officers statutory auditors and employees of the Company’s subsidiaries (564 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 17

Resolution Date	June 27, 2007

Offeree	Directors, executive officers statutory auditors and employees of the Company’s subsidiaries (24 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 18

Resolution Date	June 27, 2007

Offeree	Directors, executive officers, statutory auditors and employees of the Company’s subsidiaries (3 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 19

Resolution Date	June 27, 2007

Offeree	Directors, executive officers, statutory auditors and employees of the Company’s subsidiaries (126 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 21

Resolution Date	June 27, 2007

Offeree	Directors, executive officers and employees of the Company’s subsidiaries (135 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

F. Resolved by the General Shareholders’ Meeting in 2008

The General Shareholders’ Meeting held on June 26, 2008 resolved the Company to delegate the determination of solicitation plan to the Board of Directors of the Company or to the executive officers designated by the resolution by the Board of Directors upon the issuance of the following two types of stock acquisition rights under stock option to directors, executive officers, statutory auditors, and employees of its subsidiaries in accordance to pursuant and to the provisions of Article 236, 238 and 239 of the Companies Act.

Stock Acquisition Rights No. 23

Resolution Date	June 26, 2008

Offeree	Directors, executive officers and employees of the Company’s subsidiaries (589 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 27

Resolution Date	June 26, 2008

Offeree	Employees of the Company’s subsidiaries (9 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 28

Resolution Date	June 26, 2008

Offeree	Directors, executive officers and employees of the Company’s subsidiaries (53 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 30

Resolution Date(*)	June 26, 2008

Offeree	Directors, executive officers and employees of the Company’s subsidiaries (140 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

G. Resolved by the General Shareholders’ Meeting in 2009

The General Shareholders’ Meeting held on June 25, 2009 resolved the Company to delegate the determination of solicitation plan to the Board of Directors of the Company or to the executive officers designated by the resolution by the Board of Directors upon the issuance of the following two types of stock acquisition rights under stock option to directors, executive officers, statutory auditors, and employees of its subsidiaries in accordance to pursuant and to the provisions of Article 236, 238 and 239 of the Companies Act.

Stock Acquisition Rights No. 32

Resolution Date	June 25, 2009

Offeree	Directors, executive officers and employees of the Company’s subsidiaries (978 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 33

Resolution Date	June 25, 2009

Offeree	Employees of the Company’s subsidiaries (7 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 35

Resolution Date	June 25, 2009

Offeree	Directors, executive officers and employees of the Company’s subsidiaries (96 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

Stock Acquisition Rights No. 36

Resolution Date	June 25, 2009

Offeree	Employees of the Company’s subsidiaries (8 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

H. Not resolved by the General Shareholders’ Meeting

Stock Acquisition Rights No. 15

Resolution Date(*)	July 12, 2007

Offeree	Directors, executive officers and employees of the Company (23 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

(Note) Resolution date of Group Executive Management Committee designated by the resolution by the Board of Directors.

Stock Acquisition Rights No. 20

Resolution Date(*)	June 6, 2008

Offeree	Directors, executive officers and employees of the Company (17 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

(Note) Resolution date of Group Management Committee designated by the resolution by the Board of Directors.

Stock Acquisition Rights No. 22

Resolution Date(*)	July 18, 2008

Offeree	Directors, executive officers and employees of the Company (24 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

(Note) Resolution date of Group Management Committee designated by the resolution by the Board of Directors.

Stock Acquisition Rights No. 24

Resolution Date(*)	July 18, 2008

Offeree	Directors of the Company (1 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

(Note) Resolution date of Group Management Committee designated by the resolution by the Board of Directors.

Stock Acquisition Rights No. 26

Resolution Date(*)	October 24, 2008

Offeree	Employees of the Company (2 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

(Note) Resolution date of Group Management Committee designated by the resolution by the Board of Directors.

Stock Acquisition Rights No. 29

Resolution Date(*)	May 29, 2009

Offeree	Directors, executive officers and employees of the Company (30 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

(Note) Resolution date of Group Management Committee designated by the resolution by the Board of Directors.

Stock Acquisition Rights No. 31

Resolution Date(*)	July 17, 2009

Offeree	Directors executive officers and employees of the Company (33 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

(Note) Resolution date of Group Management Committee designated by the resolution by the Board of Directors.

Stock Acquisition Rights No. 34

Resolution Date(*)	April 30, 2010

Offeree	Directors, executive officers and employees of the Company (22 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

(Note) Resolution date of Group Management Committee designated by the resolution by the Board of Directors.

Stock Acquisition Rights No. 37

Resolution Date(*)	July 9, 2010

Offeree	Employees of the Company’s subsidiaries (672 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

(Note) Resolution date of Group Management Committee designated by the resolution by the Board of Directors.

Stock Acquisition Rights No. 38

Resolution Date(*)	July 9, 2010

Offeree	Employees of the Company’s subsidiaries (328 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

(Note) Resolution date of Group Management Committee designated by the resolution by the Board of Directors.

Stock Acquisition Rights No. 39

Resolution Date(*)	October 28, 2010

Offeree	Directors, executive officers and employees of the Company (1,136 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Substituted Payments	Same as above

Issue of Stock Acquisition Right Attendant on Reorganization	Same as above

(Note) Resolution date of Group Management Committee designated by the resolution by the Board of Directors.

Stock Acquisition Rights No. 40

Resolution Date(*)	May 19, 2011

Offeree	Directors, executive officers and employees of the Company and its subsidiaries (755 in total)

Type of Share under the Stock Acquisition Right	Common Stock

Number of Shares under the Stock Acquisition Rights	20,809,500

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From May 25, 2012 to May 24, 2018

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payments	—

Issue of Stock Acquisition Right Attendant on Reorganization	—

(Note) Resolution date of Group Management Committee designated by the resolution by the Board of Directors.

Stock Acquisition Rights No. 41

Resolution Date(*)	May 19, 2011

Offeree	Directors, executive officers and employees of the Company and its subsidiaries (755 in total)

Type of Share under the Stock Acquisition Right	Common Stock

Number of Shares under the Stock Acquisition Rights	20,659,800

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From May 25, 2013 to May 24, 2018

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period.

         The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payments	—

Issue of Stock Acquisition Right Attendant on Reorganization	—

(Note) Resolution date of Group Management Committee designated by the resolution by the Board of Directors.

Stock Acquisition Rights No. 42

Resolution Date(*)	May 19, 2011

Offeree	Directors, executive officers and employees of the Company and its subsidiaries (754 in total)

Type of Share under the Stock Acquisition Right	Common Stock

Number of Shares under the Stock Acquisition Rights	20,617,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From May 25, 2014 to May 24, 2018

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee maintains a position as an Executive or Employee of the Company or the Company’s Subsidiary during the period between the granting of the stock acquisition rights and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the situations determined in terms of the options.

3. A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payments	—

Issue of Stock Acquisition Right Attendant on Reorganization	—

(Note) Resolution date of Group Management Committee designated by the resolution by the Board of Directors.

2. Stock Repurchase

Type of Stock	Repurchase of the common stock in accordance with provisions of Articles 155-3 and 155-7 of the Companies Act.

(1) Stock Repurchase resolved by Shareholders’ Meeting

None

(2) Stock Repurchase resolved by Board of Directors

	Number of Shares	Total Amount (Yen)
Resolution by the Board of Directors on July 30, 2010 (Repurchase period from August 9, 2010 to September 17, 2010)	75,000,000	50,000,000,000
Stock repurchased in the prior year Stock repurchased during the year ended March 31, 2011	— 75,000,000	— 37,361,694,700
Total number of resolved stocks and amounts remaining Percentage remaining as of March 31, 2011	0 0.0	12,638,305,300 25.3
Stock repurchased from April 1, 2011 to the reporting date Percentage remaining as of the reporting date	— 0.0	— 25.3

(3) Stock Repurchase not based on above (1) or (2)

	Number of Shares	Total Amount (Yen)
Stock repurchased during the year ended March 31, 2011	30,934	16,048,848
Stock repurchased from April 1, 2011 to May 31, 2011	1,327	541,559

(Note)

1	The above figures are results from acceptance of requests for purchasing less-than-a-full-unit-shares.
2	The above figures do not include those purchased from June 1, 2011 to the reporting date of this annual security report.

(4) Disposal and retention of repurchased stock

	The year ended March 31, 2011		Stock repurchased from April 1, 2011 to May 31, 2011
	Number of shares	Total amount of disposal (yen)	Number of shares	Total amount of disposal (yen)
Disposal through offering	—	—	—	—
Cancellation	—	—	—	—
Transfer through merger, share exchange and corporate division	—	—	—	—
Others(*1)	6,873,009	8,158,312,564	3,545,416	2,889,483,194
Treasury stocks	117,183,399	—	113,639,310	—

(Note)

1	Others are for purchasing less-than-a-full-unit-shares and disposal for exercise of stock acquisition rights.
2	The above figures do not include those purchased or disposed from June 1, 2011 to the reporting date of this annual security report.

3. Dividend Policy

The Company seeks to enhance shareholder value by capturing business opportunities as they develop. To achieve this goal, Nomura maintains sufficient capital to support its business. It reviews its capital sufficiency as appropriate, taking into consideration economic risks inherent in its businesses, regulatory requirements, and maintenance of a sufficient debt rating for a global financial institution.

The Company believes that raising shareholder value over the long term and paying dividends are essential to rewarding shareholders. It will strive to pay stable dividends using a consolidated payout ratio of 30 percent as a key indicator.

However, dividend payments for period will be determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment as well as the company’s consolidated financial performance.

The payment frequency is semi-annual in principle (record dates: September 30 and March 31).

Pursuant to Article 459 (1) of Companies Act of Japan, in the Company’s Articles of Incorporation, the Company established the capability to declare dividends from retained earnings by decision of the Board of Directors based on the record dates of June 30, September 30, December 31, and March 31 of each year.

As for retained earnings, the Company intends to invest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure, to maximize shareholder value, while giving due regard to potential regulatory changes as mentioned above.

(Dividends for fiscal year ended March 31, 2011)

In line with its dividend policy for the fiscal year ended March 31, 2011, the Company paid a dividend of 4 yen per share to shareholders of record as of September 30, 2010. Based on the same dividend policy, we paid a dividend of 4 yen per share to shareholders of record as of March 31, 2011. As a result, the annual dividend totaled 8 yen per share.

The details of dividends from retained earnings in the fiscal year ended March 31, 2011 are as follows.

Decision date	Record date	Total dividend value (millions of yen)	Dividend per share (yen)
Board of Directors October 29, 2010	September 30, 2010	14,402	4.00

Board of Directors April 28, 2011	March 31, 2011	14,408	4.00

4. Stock Price History

(1) Annual Highs and Lows

Fiscal Year	103rd	104th	105th	106th	107th
Year Ending:	March 31, 2007	March 31, 2008	March 31, 2009	March 31, 2010	March 31, 2011
High (Yen)	2,870	2,580	1,918	934	717
Low (Yen)	1,843	1,395	403	498	361

(Note) Prices on the first section of Tokyo Stock Exchange

(2) Monthly Highs and Lows

Month	October, 2010	November, 2010	December, 2010	January, 2011	February, 2011	March, 2011
High (Yen)	456	507	536	556	557	526
Low (Yen)	397	395	471	493	495	361

(Note) Prices on the first section of Tokyo Stock Exchange

6. Status of Corporate Governance and Other

(1) Corporate Governance

Fundamental concept of corporate governance

The Company recognizes that enhanced corporate governance is one of the most important preconditions for the pursuit of transparent management, speedy group management, and increased corporate value for Nomura Group over the medium-to-long term. On this basis, the Company has been striving to strengthen and improve its corporate governance system.

Among other endeavors, the Company has been proactively reorganizing corporate governance structures to ensure transparent management. When the Company became a holding company of Nomura Group in October 2001, it installed outside Directors to strengthen its oversight functions, established an Internal Controls Committee as well as a compensation committee including outside directors, and set up an Advisory Board of eminent persons from outside the Company. Since its listing on the New York Stock Exchange (NYSE) in December 2001, the Company has been further improving its information disclosure system and promoting the building of a more transparent management framework. For instance, in June 2003, the Company adopted the Committee System. With the aim of further raising the strength and transparency of the Company’s oversight functions, the following three committees were put in place: the Nomination Committee, Audit Committee and Compensation Committee, each comprised of a majority of outside Directors. Further, considerable authority has been delegated to the Company’s Executive Officers for the speedy and efficient management of group operations.

In addition, Nomura Group enacted its Code of Ethics in 2004 which specifies items to be observed by each director, officer and employee of Nomura Group with respect to corporate governance and corporate social responsibility. Thus, the Company strives to fulfill its responsibility to all of its stakeholders, not to mention its shareholders.

The latest information on our status of corporate governance is disclosed to the Stock Exchanges on which we are listed, and can also be reviewed on our homepage (http://www.nomuraholdings.com/jp/investor/).

Matters related to the corporate governance of the Company

1. Organizational Structure

The Company’s organizational structure is a committee-based system under which management oversight and business execution functions are clearly separated. The committees (the Nomination Committee, Audit Committee and Compensation Committee), each of which are comprised of a majority of outside Directors have the function of enhancing management oversight and transparency. Authority for the execution of business functions is broadly delegated by the Board of Directors to the Executive Officers allowing for speedy and efficient decision-making. For these reasons, we have determined this to be the most suitable form of corporate governance for the Company.

Further, as a corporation listed on the NYSE, the Company believes that, among the various organizational structures applicable in Japan, an organizational structure based on this Committee System is the most compatible with the corporate governance standards stipulated in the NYSE Listed Company Manual.

<Business Execution Framework>

        As an entity adopting the Committee System, the Board of Directors has broadly delegated to the Executive Officers decision making authority for business execution functions to ensure that the Executive Officers can execute the Company’s business with speed and efficiency. Among the matters delegated to the Executive Officers by resolutions of the Board of Directors, the most important matters of business shall be deliberated and decided by specific management structures of the Company including the Executive Management Board, the Group Integrated Risk Management Committee, and the Internal Controls Committee. The roles and members of each management structure are outlined below.

(1) Executive Management Board

This board is chaired by the Group’s Chief Executive Officer (“CEO”) and also consists of the Group’s Chief Operating Officer (“COO”), Chief Executive Officers of each Nomura Group Business Division, and other persons designated by the Group CEO. The Executive Management Board deliberates and decides upon management strategies, business plans, budgets, the allocation of management resources, and other important matters related to the management of Nomura Group.

(2) Group Integrated Risk Management Committee

This committee is chaired by the Group CEO and also consists of the Group COO, Chief Executive Officers of each Nomura Group Business Division and the Chief Risk Officer of the Nomura Group, and other persons designated by the Group CEO. Based on a delegation by the Executive Management Board, the purpose of the Group Integrated Risk Committee is to deliberate on or determine important matters concerning enterprise risk management of the Nomura Group. Furthermore, the Global Risk Management Committee was established under the Group Integrated Risk Management Committee to deliberate and decide upon important individual matters related to positional risk management. Also in relation to risk management, this provides a global control framework with specialized departments that gathers and analyzes risk management information and a basis to determine and operate the risk management process.

(3) Internal Controls Committee

This committee is chaired by the Group CEO and also consists of persons designated by the Group CEO, an Audit Committee member elected by the Audit Committee, and a Director elected by the Board of Directors (the Audit Mission Director). The Internal Controls Committee deliberates and decides upon the principal matters related to the maintenance and assessment of internal controls with respect to the business operation systems of the Nomura Group, and matters related to the promotion of proper corporate behavior throughout the Nomura Group.

The board and committees above are responsible for deciding upon the execution of important business matters delegated by the Board of Directors, and are to report to the Board of Directors on the status of their discussions at least once every three (3) months.

In order to further bolster the Company’s business execution framework for financial operations that are becoming increasingly sophisticated and specialized, the Company utilizes a system whereby the Executive Officers delegate a part of their authority for business execution decisions to Senior Managing Directors, enabling them to focus more on individual business line activities.

In addition to the above, an “Advisory Board”, consisting of the heads of representative corporations has been set up as a consultative panel for the Executive Management Board in order to ensure that the board makes the utmost use of outside opinions in planning its management strategies.

<The Statutory Committees>

As an entity adopting Committee System, the Company has complied with its legal requirement to establish three statutory committees each comprised of a majority of outside Directors—the Nomination Committee, Audit Committee, and Compensation Committee. The roles, members, etc. of each Committee are outlined in the following:

(1) Nomination Committee

This Committee is a statutory organization responsible for determining the details of proposals on the election and dismissal of Directors for submission to a meeting of shareholders. The three members of this Committee are elected by the Board of Directors. The decisions are based on determined standards relating to personality, vision, specialization and experience in corporate management, individualism and etc. Nobuyuki Koga, who is the Chairman of the Board of Directors and does not serve concurrently as an Executive Officer, currently chairs the Committee. The other two members are Masahiro Sakane and Toshinori Kanemoto, both of whom are outside Directors.

(2) Audit Committee

This Committee is a statutory organization having powers to audit the execution of duties by the Directors and Executive Officers, to prepare audit reports, and to determine details of proposals regarding the election, dismissal, and non-reelection of the independent auditors for submission to a meeting of shareholders. The three members of the Committee are elected by the Board of Directors. The current members of the Committee are: Haruo Tsuji and Tsuguoki Fujinuma who are outside Directors and Masanori Itatani, Director not concurrently serving as an Executive Officer. Further, all three individuals are also independent directors as stipulated by the Sarbanes-Oxley Act of 2002, and Tsuguoki Fujinuma, satisfies the requirements of a Financial Expert under the Act and has sufficient expertise in the areas of finance and accounting. This Committee is chaired by Haruo Tsuji.

(3) Compensation Committee

This Committee is a statutory organization to determine the policy with respect to the particulars of compensation to be paid to the Directors and Executive Officers and the individual compensation for each of them. The three members of the Committee are elected by the Board of Directors. Nobuyuki Koga, currently chairs the Committee. The other two members are Masahiro Sakane and Toshinori Kanemoto, both of whom are outside Directors.

2. Status of Improvement of the Internal Control System

Nomura Group is striving to strengthen and improve its internal control system in order to promote proper corporate behavior throughout the Group, from the viewpoints of ensuring management transparency and efficiency, complying with laws and regulations, controlling risks, ensuring the reliability of business and financial reports, and fostering the timely and appropriate disclosure of information. The internal control system implemented in the Company has been resolved by the Board of Directors under the title of “Structure for ensuring appropriate business in Nomura Holdings, Inc.”

Furthermore, in relation to effective and adequate internal controls, the Nomura Group Internal Audit Department has been established independently from the business lines. The Nomura Group Internal Audit Department and the other similar audit sections placed in major affiliated subsidiaries conduct internal audits of the Company and subsidiaries. The Nomura Group Internal Audit Department follows the instructions of the Internal Controls Committee in the execution of its duties. Results of the internal audits are reported not only to the business execution lines, but also to the Audit Committee and Audit Mission Directors.

.

3. Status of Improvement of the Risk Management System

Please refer to Item 2. Operating and Financial Review “(3) Quantitative and Qualitative Disclosures about Market Risk” of the section “6. Operating and Financial Analysis”.

4. Compensation

The overview of Nomura Group’s compensation framework is as follows:

(1) Compensation policy

We have developed our compensation policy for both executives and employees of Nomura Group to ensure we attract, retain, motivate and develop talent that enable us to achieve sustainable growth, realize a long-term increase in shareholder value, deliver client excellence, compete in a global market and enhance our reputation. Our compensation policy is based around the following six key themes. It aims to:

1.	align with Nomura values and strategies;

2.	reflect firm, division and individual performance;

3.	establish appropriate performance measurement with a focus on risk;

4.	align employee and shareholder interests;

5.	establish appropriate compensation structures; and

6.	ensure robust governance and control processes.

(2) Compensation governance

The Compensation Committee of Nomura, which is a statutory committee, is responsible for approving our overall compensation policy and for ensuring that Nomura Group’s compensation framework supports our business strategy.

The Company has delegated authority to the Human Resources Committee (“HRC”) to develop and to implement Nomura Group’s compensation policy. The HRC’s responsibilities include:

•

approving the compensation framework, assuring that it is in line with global compensation strategy, while taking into account necessary factors to ensure that all staff, including members of executive management, are provided with appropriate incentives to enhance their performance and are rewarded for their individual contributions to the success of our business globally,

•	approving the total bonus pool and its allocation to each business,

•

reviewing the performance measures of senior executives to ensure that benefits, including rights to performance-related compensation, reflect the performance of both individuals and our business globally,

•	continually reviewing the appropriateness and relevance of the compensation policy and

•	approving any major changes in employee benefits structures globally.

The term of the office of each HRC member is unlimited, and changes to its members must be approved by the Chairman. Current members include the Group CEO (as Chairman of the Committee), Group COO, CEO of the Wholesale Division, CEO of the Retail Division, CFO, head of the CEO/COO Office, heads of Human Resources and a Director of Nomura.

(3) Regulatory developments and review of our compensation plans

The recent global financial crisis has resulted in enhanced regulatory requirements and oversight in many of our key operating regions. During the fiscal year ended March 31, 2010, we completed a comprehensive review of our compensation programs and practices, with assistance from an independent compensation consulting firm, in light of changes to our business, the regulatory environment and the broader competitive landscape.

Based on above mentioned reviews, the new compensation programs have been developed to support our business strategy and growth, to better respond to the expectations of key stakeholders in the business including employees. These programs are aligned with the frameworks created by the Financial Stability Board, a forum of global financial regulators, as well as by regulators in key jurisdictions in which we operate.

We will continue to review our program and will adapt to changes as appropriate based on regulatory input and guidance and our ever-changing competitive environment.

(4) Nomura compensation framework

Annual Total Compensation is used to compare our compensation with that of the market standard, which includes the following components:

Compensation Components	Purposes	Specific Elements
Base Salary	• Rewards individuals for their knowledge, skills, competencies and experiences • Reflects local labor market standards • Reflects sufficient levels to absorb changes in the amount of bonuses	• Base pay

Fixed Allowances	• Reflects practices of local labor markets to deliver allowances as a part of fixed compensation to individuals	• Housing allowances • Overtime pay

Variable Compensation

•    Rewards team and individual performances, and their contribution to results     as well as strategic and future value

•    Reflects broad view on compensation, including individual performances,     approaches to risk, compliance and cross divisional cooperation

•    Reflects appropriate internal and market-based comparisons

•    Considers the stages of business development

• Cash bonuses • Deferred compensation

Note: Benefits are driven by local market regulations and practices, and are not included in the definition of Total Compensation

For the fiscal year ended March 31, 2010, we reassessed the balance of variable compensation and the fixed compensation to reflect changes in both regulatory framework designed to mitigate risk-taking as well as market practices.

This reassessment is intended to keep Total Compensation at the current level while shifting the balance towards fixed compensation rather than variable compensation.

Variable compensation is used to reward both firm-wide and individual performances. Its level is based on financial and non-financial elements.

Guarantees on compensation are used in limited circumstances; we give such guarantees only when they are deemed essential based on commercial justification.

(5) Variable compensation

Our variable compensation programs are a core part of our Total Compensation. They are intended to align employee interests with the long-term interests of shareholders.

Funding framework

A key aspect of our comprehensive review of compensation programs and practices was the reassessment of our approaches to determining the total amount of variable compensation as a component of Total Compensation. To ensure adequate returns to shareholders, determining the amount of Total Compensation based on risk-adjusted profits may become the industry standard, which is consistent with regulatory requirements. We have therefore emphasized on determining the compensation as a percentage of risk-adjusted profits (before deduction of tax and personnel expenses).

Decisions are made with reference to payout ratios applicable to companies selected for the purpose of comparing. Such ratios differ among each business division. The companies for the comparison are determined on the basis of similarity in terms of its businesses, size and scope, as well as geographical distribution. We compete against these companies to attract and retain the best talent for the development and growth of our business. In addition, determination of compensation for control functions is made independently of that for business divisions.

During the investment phase of any business we seek to develop, the actual funding level of compensation will be affected by budget targets, franchise building, capital usage, incentive guarantees and market conditions. It is likely to decrease over time as the business matures and will trend to a sustainable longer-term level.

Types of variable compensation plans

The core elements of variable compensation in the Nomura group are delivered in the following ways:

1. Cash bonuses

A proportion of the variable compensation is delivered in the form of a cash payment made to individuals following the end of the fiscal year. The proportion of cash bonuses decreases from all cash at the lowest level of compensation so that individuals with higher levels of compensation receive a lower proportion in cash. This is in line with regulatory guidance, and while the policy is global in application, specific local regulatory requirements will be adhered to when deciding on proportions of cash bonuses.

2. Deferred compensation

Certain senior management and employees whose compensation is above a certain amount receive a portion of their variable compensation in the form of deferred compensation vehicles. By linking the economic value to Nomura’s stock price or imposing certain vesting periods in place, such plans will:

•	align employee interest with that of shareholders;

•	increase employee retention through providing individual wealth creation potential over certain period from the grant to vesting; and

•	encourage cross-divisional and cross-regional collaboration by focusing individuals on a common goal of the long-term increase in corporate value.

With these benefits, deferred compensation plans are also recommended by regulators of key jurisdictions in which we operate.

For certain deferred compensation plans for the fiscal year ended March 31, 2011, we have changed the deferral periods so that they are in line with the “Principles for Sound Compensation Practices” issued by the FSB, which recommends, among others, a deferral period of three or more years.

Our deferred compensation plans have the following variations:

1. Core deferral plans

(a) Stock Acquisition Right (“SAR”) Plan

Nomura has issued the following two types of SARs to certain employees as well as senior management.

•	SAR Plan A

Options are awarded with an exercise price higher than the Nomura stock price on the date of grant. There is a certain period set between the date of grant and the date of vesting. They are qualified as SARs under Japanese taxation laws and therefore have been issued mainly to employees in Japan.

•	SAR Plan B

This plan is intended to offer a similar economic effect as restricted stock, as commonly used in the U.S. and Europe. Options are granted with an exercise price of ¥1 per share. There is a certain period set between the date of grant and the date of vesting.

(b) Notional Stock Unit (“NSU”) Plan

This is a cash-settled plan that has been designed to replicate the key features of the SAR Plan B described above. This allows equity-linked awards to be made in countries where SARs are less favorably treated from tax or other perspectives. We have expanded this plan globally since the fiscal year ended March 31, 2010.

2. Supplemental deferral plans

We also introduced the following deferral plans for the fiscal year ended March 31, 2011. These plans were offered to certain senior management and employees in addition to the Core deferral plans. The plans reinforce our goals of retaining and motivating our key talent in the competitive market place.

(a) Collared Notional Stock Unit (“CSU”) Plan

This plan is linked to the value of the Nomura’s stock price with exposure of the employee subject to a cap and floor.

(b) Notional Index Unit (“NIU”) Plan

This plan is linked to a world stock index quoted by Morgan Stanley Capital International. Other material terms, including deferral period and vesting conditions, are the same as those for CSUs.

(6) Compensation for Directors and Executive Officers

In accordance with the fundamental approach and framework of compensation as described above, the Compensation Committee of Nomura, which adopts the committee system corporate form under the Companies Act, determines compensation for its Directors and Executive Officers in line with the compensation policy specifically applicable to them. The Compensation Committee is a highly independent organization, which is comprised of a Director of the Board who is not an executive officer (as Chairman of the Committee) and a majority of outside Directors.

1    Aggregate compensation

	Year Ended March 31, 2011
	Number of Directors or Executive Officers	(Millions of Yen)
Category		Base Salary	SARs	Cash Bonus	Total
Directors (Excluding Outside Directors)	5	¥184	¥89	¥2	¥275
Executive Officers	10	563	331	36	930
Outside Directors	8	233	11	—	244

Total	23	¥980	¥431	¥38	¥1,449

Includes compensations from subsidiaries.

2    Individual compensation of Directors and Executive Officers receiving 100 million yen or more

	Year Ended March 31, 2011
			(Millions of Yen)
Name	Company	Category	Base Salary	SARs	Cash Bonus	Total
Junichi Ujiie	NHI	Chairman of the Board of Directors	¥95	¥65	¥—	¥160
Kenichi Watanabe	NHI	Director and President & CEO	108	63	1	172
Takumi Shibata	NHI	Director and Deputy President & COO	96	56	3	155
Hitoshi Tada	NHI	Executive Managing Director	70	84	22	176
Atsushi Yoshikawa	NHI	Executive Managing Director	60	32	9	101

5. Limitation of Liability Agreement

The Company has entered into agreements with all of the outside Directors, which limit their liabilities to the Company under Article 423, Paragraph 1 of the Companies Act. The liability under the agreement is limited up to the higher of 20 million yen or the amount prescribed by the laws and ordinances.

Organization, personnel and procedures for internal audits and audits by the Audit Committee/Cooperation in the conduct of internal audits, audits by the Audit Committee and accounting audits and their relationship with Internal Audit Department.

As an entity adopting Committee System, the Board of Directors and the Audit Committee perform the central management oversight functions in the Company. To establish the independence of the Committee from the execution of business more transparently, the members of the Audit Committee are organized by the outside Directors, Haruo Tsuji and Tsuguoki Fujinuma and a Director not concurrently serving as Executive Officer, Masanori Itatani. Tsuguoki Fujinuma, satisfies the requirements of a Financial Expert under the Act and has sufficient expertise in the areas of finance and accounting. In order to increase the effectiveness of audit work, a non-executive full-time Director familiar with the business and organization of Nomura Group has been appointed as Audit Mission Director and works in that capacity to assist the Audit Committee in conducting audits. The Audit Mission Director assists audits by the Audit Committee by supervising operations, attending important meetings, and performing daily hearings and visiting audit in accordance with the instructions of the Audit Committee. The Company has also established an Office of Audit Committee to support the Audit Committee. The Office of Audit Committee provides operational support for the Audit Committee and assists the Audit Mission Directors and the members of the Audit Committee in conducting audits. Either Audit Committee or an Audit Committee member elected by the Audit Committee performs personal evaluations of the staff employees working in the Office of Audit Committee, and the consent of either Audit Committee or an Audit Committee member elected by the Audit Committee is required for recruitments, transfers, and discipline of employees serving in the Office.

Further, in order to ensure effective and adequate internal controls the Nomura Group Internal Audit Department has been established independently from the business lines. The Nomura Group Internal Audit Department and the other similar audit sections placed in major affiliated subsidiaries conduct internal audits of the Company and subsidiaries. The status of implementation of the internal audit is reported to the Internal Controls Committee, made up partly of an Audit Committee member and attended by an Audit Mission Director, and the matters discussed at the Internal Controls Committee are reported to the Board of Directors. Results of individual internal audits are also reported periodically (monthly as a general rule) to the Audit Committee by Nomura Group Internal Audit Department, either directly or through the Audit Mission Directors. In addition, Audit Committee members may recommend changes in an internal audit plan, additional audit procedures, and preparations for improvement plans to Executive Officers, with respect to the annual plan, status of implementation, and results of an internal audit.

The Audit Committee has authority to approve the annual audit plan of the independent auditor, hear reports and explanations on the accounting audit from the independent auditor at least once each quarter, exchange information from time to time with the independent auditor, audit the method and result of the independent auditor’s audits in view of the appropriateness thereof, and examine the relevant financial documents and supplementary schedules. In addition, audit fees to be paid to the independent auditor are approved by the Audit Committee upon explanation from the CFO. Furthermore, regarding the services rendered to the Company and its subsidiaries by the independent auditor and its affiliates and the fees to be paid, the Company has stipulated the procedure for deliberation and prior approval by the Audit Committees upon the request of the CFO, pursuant to the U.S. Sarbanes-Oxley Act of 2002 and the relevant rules of the U.S. Securities and Exchange Commission.

The Number of the Outside Directors, Personal Relations, Capital Relations, Business Relations and or Other Stakes, and the Function and the Role in Accomplishing the Corporate Governance, and Their Appointment.

As an entity adopting an organizational structure to separate the management oversight functions from business execution functions, the Board of Directors has eight outside Directors among 14 directors, aiming to ensure transparent management under the external oversight. The outside Directors monitor management decisions on significant issues and business execution through their activities on the Board of Directors, Nomination Committee, Audit Committee and Compensation Committee with their ample expertise and experience.

As none of the outside Directors fall under the categories for which independency is considered suspect, and since none have conflicts of interests with the shareholders, the Company has filed each of its eight outside Directors as being independent directors in the Company’s submission to the Exchange.

Status of Equity Investment

(1)	Equity investment not for pure investment purpose

Number of the different securities:	398 securities
Amount on balance sheet:	88,173 million yen

(2)	Equity investments not for pure investment purpose by security, number of shares, amount on balance sheet and holding purpose.

(for the year ended March 31, 2010)

Name of security	Number of shares (‘000 shares)	Amount on balance sheet (Millions of yen)	Holding purpose
Toyota Motor Corporation	3,553	13,261	To enhance business relationship
Resona Holdings, Inc.	7,905	8,965	Same as above
DENTSU INC.	2,400	5,643	Same as above
Asahi Breweries, Ltd.	2,650	4,587	Same as above
Aioi Insurance Co., Ltd.	7,644	3,357	Same as above
The Chiba Bank, Ltd.	5,693	3,121	Same as above
HIROSE ELECTRIC CO., LTD.	300	3,097	Same as above
Takashimaya Company, Limited	3,200	2,385	Same as above
Benesse Holdings, Inc.	568	2,228	Same as above
The Joyo Bank, Ltd.	4,298	1,731	Same as above

Note:

Aioi Insurance Co., Ltd. became a subsidiary of MS&AD Insurance Group Holdings, Inc. by exchanging its shares with those of MS&AD Insurance Group Holdings, Inc on April 1, 2010, following which the Company was allocated 1,452,000 shares of MS&AD Insurance Group Holdings for 7,644,000 shares of Aioi Insurance Co., Ltd. held by the Company at that time.

(for the year ended March 31, 2011)

Name of security	Number of shares (‘000 shares)	Amount on balance sheet (Millions of yen)	Holding purpose
Toyota Motor Corporation	3,553	11,903	To enhance business relationship
DENTSU INC.	2,400	5,153	Same as above
Asahi Breweries, Ltd.	2,650	3,665	Same as above
MS&AD Insurance Group Holdings, Inc.	1,810	3.428	Same as above
Resona Holdings, Inc.	7,905	3,130	Same as above
HIROSE ELECTRIC CO., LTD.	300	2,688	Same as above
The Chiba Bank, Ltd.	5,693	2,653	Same as above
Benesse Holdings, Inc.	568	1,933	Same as above
Takashimaya Company, Limited	3,200	1,699	Same as above
The Gunma Bank, Ltd.	3,168	1,397	Same as above
JGC Corporation	700	1,364	Same as above
THE NISHI-NIPPON CITY BANK, LTD.	4,610	1,102	Same as above
Nankai Electric Railway Co., Ltd.	3,316	1,101	Same as above
The Hiroshima Bank, Ltd.	3,000	1,083	Same as above
The Shizuoka Bank, Ltd.	1,500	1,032	Same as above
Credit Saison Co., Ltd.	759	1,016	Same as above
Osaka Securities Exchange Co., Ltd.	2	1,002	Same as above
The Musashino Bank, Ltd.	313	844	Same as above
SURUGA bank, Ltd.	1,136	839	Same as above
The Juroku Bank, Ltd.	2,617	715	Same as above
Mitsui Fudosan Co., Ltd.	516	708	Same as above
Hokuhoku Financial Group, Inc.	4,132	669	Same as above
Sapporo Hokuyo Holdings, Inc	1,670	668	Same as above
NIPPON EXPRESS CO., LTD.	2,060	657	Same as above
The Iyo Bank, Ltd.	934	647	Same as above
Japan Securities Finance Co., Ltd.	1,010	556	Same as above
SHOWA AIRCRAFT INDUSTRY CO., LTD.	834	533	Same as above
The Aomori Bank, Ltd.	2,040	520	Same as above
Heiwa Corporation	400	515	Same as above
The Awa Bank, Ltd.	1,000	505	Same as above

(3)	Equity investments for pure investment purpose

Millions of yen
For the year ended March 31, 2010	For the year ended March 31, 2011
Total amount on balance sheet	Total amount on balance sheet	Total dividends received	Total gains or losses on sale	Total gains or losses on valuation
19,713	26,312	154	—	16,119

Regulations on the Number of Directors

The Company’s Articles of Incorporation provide for not more than 20 Directors.

Requirements for a Resolution to Elect Directors

The Company’s Articles of Incorporation provide that a resolution for the election of Directors shall be adopted at meeting of shareholders at which shareholders holding not less than one-third ( 1/3) of the voting rights out of the total number of the voting rights owned by all the shareholders of the Company are present, upon approval by a majority of the voting rights of the shareholders so present. The Company’s Articles of Incorporation also provide that no cumulative voting shall be used for the election of Directors.

Requirement on “Special” Resolution at the Meeting of Shareholders

The Company’s Articles of Incorporation provide for any resolution under Article 309, Paragraph 2 of the Companies Act shall be adopted at meeting of shareholders at which shareholders holding not less than one-third (  1/3) of the voting rights owned by all shareholders of the Company shall be present, by a majority of not less than two-thirds ( 2/3) of the voting rights of the shareholders so present.

Decision-Making Body for Dividends and Other Particulars

In order for the Company to return the profit to the shareholders and execute capital policy responding flexibly to changes in the business environment, the Company’s Articles of Incorporation provide for dividends and other particulars under Article 459, Paragraph 1 of the Companies Act shall be adopted at Board of Directors, instead of meeting of shareholders unless prescribed by law.

Exemption from liability for Directors and Executive Officers

In order for the Directors and Executive Officers to exhibit expected roles in execution of their duties, the Company’s Articles of Incorporation provide for Directors (including former Directors) and Executive Officers (including former Executive Officers) under Article 423, Paragraph 1, to exempt any liabilities under Article 426, Paragraph 1, up to the amount specified in the law.

Preferred Stock

The Company’s Articles of Incorporation enables the Company to issue preferred stock with no voting rights, other than common stock. The unit shares for preferred stock is 100 shares, same as common stock. The shareholders of the preferred stock do not have voting right to any of the agenda proposed at a meeting of shareholders, as long as the shareholders of the preferred stocks receive preferred dividends that are paid in priority to the shareholders of the common stock.

Names of the certified public accountants who executed the audit work, name of the audit corporation to which the certified public accountants belong, and composition of the assistants assigned to the audit work

1. Names of the certified public accountants who executed the audit work and name of the audit corporation to which the certified public accountants belong

Designated and Operating Partner Koichi Hanabusa	Ernst & Young ShinNihon LLC

Designated and Operating Partner Hiroki Matsumura	Ernst & Young ShinNihon LLC

Designated and Operating Partner Yuichiro Sakurai	Ernst & Young ShinNihon LLC

Designated and Operating Partner Junko Kamei	Ernst & Young ShinNihon LLC

Personal profiles are not provided, as none of the above accountants have records of more than seven (7) years of continuous service as auditors of the Company.

2. Composition of the assistants assigned to the audit work

Certified public accountants:	twenty-one (21) persons

Others:	fifty-nine (59) persons

Note: Others include junior accountants, those who passed the Certified Public Accountant Examination and system auditors.

(2) Audit fees, etc

1. Details of fees to Ernst & Young ShinNihon LLC

	Year ended March 31, 2010		Year ended March 31, 2011
	Audit	Non-audit	Audit	Non-audit
	(in millions of yen)
The Company	¥848	¥92	¥806	¥74
The consolidated subsidiaries	305	92	297	99

Total	¥1,153	¥184	¥1,103	¥173

2. Details of significant fees to Ernst & Young and its member firm companies other than Ernst & Young ShinNihon LLC

Ernst & Young ShinNihon LLC is a member firm of Ernst & Young. Ernst & Young and its member firm companies other than Ernst & Young ShinNihon LLC also provide a various type of services, such as audit services, audit-related services, tax services and other services with the Company and its consolidated subsidiaries. The following table presents information about fees for those services provided by Ernst & Young and its member firm companies other than Ernst & Young ShinNihon LLC.

	Millions of yen	Millions of yen
	Year ended March 31, 2010	Year ended March 31, 2011
Audit Fees	¥1,577	¥1,480
Audit-Related Fees	47	67
Tax Service Fees	135	115
Other Fees	12	156

Total	¥1,771	¥1,818

3. Details of non-audit services provided by Ernst & Young ShinNihon for the Company

Ernst & Young ShinNihon LLC provides certain non-audit services, such as, accounting advice and comfort letter, which are not included in the scope of services prescribed in Article 2, Paragraph 1 of Certified Public Accountants Act, with the Company.

4. Approval of audit fees

Our Audit Committee is to agree on audit fee level for Ernst & Young ShinNihon LLC after receiving the explanation from our Chief Financial Officer (“CFO”). With respect to non-audit services to be provided by Ernst & Young ShinNihon LLC, Ernst & Young and its member firm companies, our Audit Committee receives the application from our CFO and makes the pre-approval decision on these services after reviewing the details and estimated fee levels for each engagement, pursuant to its internal policies.

Item 5. Financial Information

1. Preparation Method of Consolidated Financial Statements and Unconsolidated Financial Statements

(1)	Pursuant to Article 93 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (Ministry of Finance Ordinance No. 28, 1976), the consolidated financial statements were prepared in accordance with the accounting principles which are required in order to issue American Depositary Shares (“ADS”), i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(2)	The consolidated financial statements were prepared by making necessary adjustments to the financial statements of each consolidated company which were prepared in accordance with the accounting principles generally accepted in each country. Such adjustment has been made to comply with above-mentioned principles in (1).

(3)	The unconsolidated financial statements of the Company were prepared based on the “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” (Ministry of Finance Ordinance No.59, 1963) (the “Regulations”) and Article 2 of the Regulation.

However, the unconsolidated financial statements for the years ended March 31, 2010 were prepared in accordance with the Regulations before revision and the unconsolidated financial statements for the years ended March 31, 2011 were prepared in accordance with the Regulations after revision.

2. Audit Certificate

Under Article No.193-2-1 of the Financial Instruments and Exchange Act, Ernst & Young ShinNihon performed audits of the consolidated and unconsolidated financial statements for the previous period (from April 1, 2009 to March 31, 2010), and Ernst & Young ShinNihon LLC performed audits of the consolidated and unconsolidated financial statements for the current period (from April 1, 2010 to March 31, 2011).

3. Specific efforts to ensure the appropriateness of the consolidated financial statements

The Company makes specific efforts to ensure the appropriateness of its consolidated financial statements. Certain internal structures are in place for ensuring the Company’s correct understanding of the accounting standards and the ability to accurately deal with any changes in the standards as well as for maintaining the completeness and appropriateness in disclosure in relation to any significant information which is subject to disclosure requirements.

1. Consolidated Financial Statements and Other

(1) Consolidated Financial Statements

NOMURA HOLDINGS, INC.

1. CONSOLIDATED BALANCE SHEETS

		Millions of yen		Translation into millions of U.S. dollars
		March 31
	Notes	2010	2011	2011
ASSETS
Cash and cash deposits:
Cash and cash equivalents		¥1,020,647	¥1,620,340	$19,579
Time deposits		196,909	339,419	4,101
Deposits with stock exchanges and other segregated cash		134,688	190,694	2,304

Cash and cash deposits, Total		1,352,244	2,150,453	25,984

Loans and receivables:	*9
Loans receivable (including ¥692,232 million and ¥554,180 million ($6,696 million) measured at fair value by applying the fair value option in 2010 and 2011, respectively)	*3	1,310,375	1,271,284	15,361
Receivables from customers		59,141	32,772	396
Receivables from other than customers		707,623	928,626	11,221
Allowance for doubtful accounts		(5,425)	(4,860)	(59)

Loans and receivables, Total		2,071,714	2,227,822	26,919

Collateralized agreements:
Securities purchased under agreements to resell (including ¥904,126 million ($10,925 million) measured at fair value by applying the fair value option in 2011)	*3	7,073,926	9,558,617	115,498
Securities borrowed		5,393,287	5,597,701	67,638

Collateralized agreements, Total		12,467,213	15,156,318	183,136

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥3,921,863 million and ¥4,621,042 million ($55,837 million) in 2010 and 2011, respectively; including ¥18,546 million and ¥15,444 million ($187 million) measured at fair value by applying the fair value option in 2010 and 2011, respectively)	*3, 4	14,374,028	14,952,511	180,673
Private equity investments (including ¥61,918 million and ¥62,553 million ($756 million) measured at fair value by applying the fair value option in 2010 and 2011, respectively)	*3, 5	326,254	289,420	3,497

Trading assets and private equity investments, Total		14,700,282	15,241,931	184,170

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥273,616 million in 2010 and ¥300,075 million ($3,626 million) in 2011)		357,194	392,036	4,737
Non-trading debt securities	*3	308,814	591,797	7,151
Investments in equity securities	*3	122,948	91,035	1,100
Investments in and advances to affiliated companies	*19	251,273	273,105	3,300
Other	*11	598,746	568,493	6,869

Other assets, Total		1,638,975	1,916,466	23,157

Total assets		¥32,230,428	¥36,692,990	$443,366

The accompanying notes are an integral part of these consolidated financial statements.

		Millions of yen		Translation into millions of U.S. dollars
		March 31
	Notes	2010	2011	2011
LIABILITIES AND EQUITY
Short-term borrowings (including ¥103,975 million and ¥183,524 million ($2,218 million) measured at fair value by applying the fair value option in 2010 and 2011, respectively)	*3, 12	¥1,301,664	¥1,167,077	$14,102
Payables and deposits:
Payables to customers		705,302	880,429	10,638
Payables to other than customers		374,522	410,679	4,962
Deposits received at banks		448,595	812,500	9,818

Payables and deposits, Total		1,528,419	2,103,608	25,418

Collateralized financing:
Securities sold under agreements to repurchase (including ¥332,337 million ($4,016 million) measured at fair value by applying the fair value option in 2011)	*3	8,078,020	10,813,797	130,665
Securities loaned		1,815,981	1,710,191	20,664
Other secured borrowings		1,322,480	1,162,450	14,046

Collateralized financing, Total		11,216,481	13,686,438	165,375

Trading liabilities	*3, 4	8,356,806	8,688,998	104,990
Other liabilities	*11	494,983	552,316	6,673
Long-term borrowings (including ¥1,839,251 million and ¥2,300,606 million ($27,799 million) measured at fair value by applying the fair value option in 2010 and 2011, respectively)	*3, 12	7,199,061	8,402,917	101,534

Total liabilities		30,097,414	34,601,354	418,092

Commitments and contingencies	*20
NHI Shareholders’ equity:	*17
Common stock
No par value share; Authorized—6,000,000,000 shares in 2010 and 2011 Issued—3,719,133,241 shares in 2010 and 2011 Outstanding—3,669,044,614 shares in 2010 and 3,600,886,932 shares in 2011		594,493	594,493	7,183
Additional paid-in capital		635,828	646,315	7,810
Retained earnings		1,074,213	1,069,334	12,921
Accumulated other comprehensive loss		(109,132)	(129,696)	(1,567)

Total NHI shareholder’s equity before treasury stock		2,195,402	2,180,446	26,347
Common stock held in treasury, at cost—50,088,627 shares in 2010 and 118,246,309 shares in 2011		(68,473)	(97,692)	(1,181)

Total NHI shareholders’ equity		2,126,929	2,082,754	25,166

Noncontrolling interests		6,085	8,882	108
Total equity		2,133,014	2,091,636	25,274

Total liabilities and equity		¥32,230,428	¥36,692,990	$443,366

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

2. CONSOLIDATED STATEMENTS OF OPERATIONS

		Millions of yen		Translation into millions of U.S. dollars
		Year ended March 31
	Notes	2010	2011	2011
Revenue:
Commissions		¥395,083	¥405,463	$4,899
Fees from investment banking		121,254	107,005	1,293
Asset management and portfolio service fees		132,249	143,939	1,739
Net gain (loss) on trading	*3, 4	417,424	336,503	4,066
Gain (loss) on private equity investments		11,906	19,292	233
Interest and dividends		235,310	346,103	4,182
Gain (loss) on investments in equity securities		6,042	(16,677)	(202)
Other		37,483	43,864	531

Total revenue		1,356,751	1,385,492	16,741
Interest expense		205,929	254,794	3,079

Net revenue		1,150,822	1,130,698	13,662

Non-interest expenses:
Compensation and benefits		526,238	518,993	6,271
Commissions and floor brokerage		86,129	92,088	1,113
Information processing and communications		175,575	182,918	2,210
Occupancy and related depreciation		87,806	87,843	1,061
Business development expenses		27,333	30,153	364
Other		142,494	125,448	1,516

Non-interest expenses, Total		1,045,575	1,037,443	12,535

Income (loss) before income taxes		105,247	93,255	1,127

Income tax expense (benefit)	*16	37,161	61,330	741

Net income (loss)		¥68,086	¥31,925	$386

Less: Net income (loss) attributable to noncontrolling interests		288	3,264	40

Net income (loss) attributable to NHI shareholders		¥67,798	¥28,661	$346

		Yen		Translation into U.S. dollars
Per share of common stock:	*13
Basic—
Net income (loss) attributable to NHI shareholders per share		¥21.68	¥7.90	$0.10

Diluted—
Net income (loss) attributable to NHI shareholders per share		¥21.59	¥7.86	$0.09

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

3. CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2010	2011	2011
Common stock
Balance at beginning of year	¥321,765	¥594,493	$7,183
Issuance of common stock	217,728	—	—
Conversion of convertible bonds	55,000	—	—

Balance at end of year	594,493	594,493	7,183

Additional paid-in capital
Balance at beginning of year	374,413	635,828	7,683
Cumulative effect of change in accounting principle(1)	(26,923)	—	—
Issuance of common stock	228,934	—	—
Conversion of convertible bonds	55,000	—	—
Gain on sales of treasury stock	5,702	3,191	39
Issuance and exercise of common stock options	(4,242)	7,296	88
Beneficial conversion feature relating to convertible bond	2,959	—	—
Sale of subsidiary shares to noncontrolling interests	561	—	—
Other net change in additional paid-in capital	(576)	—	—

Balance at end of year	635,828	646,315	7,810

Retained earnings
Balance at beginning of year	1,038,557	1,074,213	12,980
Cumulative effect of change in accounting principle(1)(2)	(6,339)	(4,734)	(57)
Net income (loss) attributable to NHI shareholders	67,798	28,661	346
Cash dividends	(25,803)	(28,806)	(348)

Balance at end of year	1,074,213	1,069,334	12,921

Accumulated other comprehensive loss
Cumulative translation adjustments
Balance at beginning of year	(73,469)	(74,330)	(898)
Net change during the year	(861)	(23,096)	(279)

Balance at end of year	(74,330)	(97,426)	(1,177)

Defined benefit pension plans
Balance at beginning of year	(44,968)	(34,802)	(421)
Pension liability adjustment	10,166	2,532	31

Balance at end of year	(34,802)	(32,270)	(390)

Balance at end of year	(109,132)	(129,696)	(1,567)

Common stock held in treasury
Balance at beginning of year	(76,902)	(68,473)	(827)
Repurchases of common stock	(18)	(37,378)	(452)
Sale of common stock	13	4	0
Common stock issued to employees	8,275	8,155	98
Other net change in treasury stock	159	—	—

Balance at end of year	(68,473)	(97,692)	(1,181)

Total NHI shareholders’ equity
Balance at end of year	2,126,929	2,082,754	25,166

Noncontrolling interests
Balance at beginning of year	12,150	6,085	74
Cash dividends	(103)	(100)	(1)
Net income (loss) attributable to noncontrolling interests	288	3,264	40
Accumulated other comprehensive loss attributable to:
Cumulative translation adjustments	(196)	(1,055)	(13)
Purchase / Sale (Disposition) of subsidiary shares, etc., net	(2,004)	0	0
Other net change in noncontrolling interests	(4,050)	688	8

Balance at end of year	6,085	8,882	108

Total equity
Balance at end of year	¥2,133,014	¥2,091,636	$25,274

(1)	Cumulative effect of change in accounting principle for the year ended March 31, 2011 was previously reported as Adjustments to initially apply “Contracts in entity’s own equity”.
(2)	Cumulative effect of change in accounting principle for the year ended March 31, 2011 is an adjustment to initially apply Accounting Standards Update (“ASU”) No. 2009-17, “Consolidation (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”).

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

4. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen		Translation into millions of U.S. dollars
	Year Ended March 31
	2010	2011	2011
Net income (loss)	¥68,086	¥31,925	$386
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(1,057)	(24,151)	(292)
Defined benefit pension plans:
Pension liability adjustment	18,339	4,074	50
Deferred income taxes	(8,173)	(1,542)	(19)

Total	10,166	2,532	31

Total other comprehensive income (loss)	9,109	(21,619)	(261)

Comprehensive income (loss)	77,195	10,306	125
Less: Comprehensive income (loss) attributable to noncontrolling interests in subsidiaries	92	2,209	27

Comprehensive income (loss) attributable to NHI shareholders	¥77,103	¥8,097	$98

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

5. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2010	2011	2011
Cash flows from operating activities:
Net income (loss)(1)	¥68,086	¥31,925	$386
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	73,081	75,587	913
Stock-based compensation	9,737	18,638	225
(Gain) loss on investments in equity securities	(6,042)	16,677	202
Equity in (earnings) loss of affiliates, net of dividends received	(8,097)	(6,800)	(82)
Loss on disposal of office buildings, land, equipment and facilities	2,446	6,348	77
Deferred income taxes	19,574	55,199	667
Changes in operating assets and liabilities:
Time deposits	348,003	(155,251)	(1,876)
Deposits with stock exchanges and other segregated cash	142,416	(67,738)	(819)
Trading assets and private equity investments	(3,123,679)	(1,481,908)	(17,906)
Trading liabilities	3,737,079	1,206,394	14,577
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(1,437,635)	327,668	3,959
Securities borrowed, net of securities loaned	(69,472)	(446,152)	(5,391)
Other secured borrowings	(1,591,535)	(160,031)	(1,934)
Loans and receivables, net of allowance for doubtful accounts	(248,175)	(354,691)	(4,286)
Payables	139,919	319,506	3,861
Bonus accrual	30,784	(8,802)	(106)
Accrued income taxes, net	65,718	(26,174)	(316)
Other, net	347,022	414,515	5,008

Net cash used in operating activities	(1,500,770)	(235,090)	(2,841)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(83,079)	(186,350)	(2,252)
Proceeds from sales of office buildings, land, equipment and facilities	2,909	109,888	1,328
Payments for purchases of investments in equity securities	(2,318)	(221)	(2)
Proceeds from sales of investments in equity securities	1,272	3,247	39
(Increase) decrease in loans receivable at banks, net	(105,800)	(60,350)	(729)
Increase in non-trading debt securities, net	(64,586)	(286,013)	(3,456)
Business combinations or disposals, net	(9,865)	5,570	67
Increase in investments in affiliated companies, net	(13)	(8,936)	(108)
Other, net	(8,163)	(49)	(1)

Net cash used in investing activities	(269,643)	(423,214)	(5,114)

Cash flows from financing activities:
Increase in long-term borrowings	3,059,225	2,267,658	27,400
Decrease in long-term borrowings	(1,470,978)	(1,188,034)	(14,355)
Increase (decrease) in short-term borrowings, net	137,076	(97,282)	(1,175)
Increase in deposits received at banks, net	13,279	368,354	4,451
Proceeds from issuances of common stock	446,662	—	—
Proceeds from sales of common stock held in treasury	10	8	0
Payments for repurchases of common stock held in treasury	(18)	(37,378)	(452)
Payments for cash dividends	(11,130)	(29,083)	(351)
Proceeds from issuances of stock by subsidiaries	2,404	—	—

Net cash provided by financing activities	2,176,530	1,284,243	15,518

Effect of exchange rate changes on cash and cash equivalents	964	(26,246)	(317)

Net increase in cash and cash equivalents	407,081	599,693	7,246
Cash and cash equivalents at beginning of the year	613,566	1,020,647	12,333

Cash and cash equivalents at end of the year	¥1,020,647	¥1,620,340	$19,579

Supplemental disclosure:
Cash paid during the year for—
Interest	¥210,742	¥259,679	$3,138

Income tax payments (refunds), net	¥(62,994)	¥32,305	$390

Non cash activities—

Business combinations:

Assets acquired, excluding cash and cash equivalents, and debt assumed were ¥45,981 million and ¥27,663 million, respectively, for the year ended March 31, 2010.

Capital lease assets:

The increase in Office buildings, land, equipment and facilities in the consolidated balance sheets includes newly recognized capital leases in the amount of ¥26,572 million during the year ended March 31, 2010.

Conversion of convertible bonds:

During the year ended March 31, 2010, convertible bonds were exercised at the amount of ¥110,000 million. Accordingly, Common Stock increased by ¥55,000 million and Additional paid-in capital increased by ¥55,000 million.

Other:

During the year ended March 31, 2011, as a result of adoption for ASU 2009-17, assets excluding cash and cash equivalent increased by ¥275,464 million ($3,328 million) and liabilities increased by ¥289,757 million ($3,501 million).

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of accounting:

In December 2001, Nomura Holdings Inc. (the “Company”) filed a registration statement, in accordance with the Securities Exchange Act of 1934, with the United States Securities and Exchange Commission (“SEC”) in order to list its American Depositary Shares (“ADS”) on the New York Stock Exchange. Since then, the Company has an obligation to file an annual report, Form 20-F, with the SEC in accordance with the Securities Exchange Act of 1934.

Therefore, the Company and other entities in which it has a controlling financial interest (hereinafter collectively referred to as “Nomura”) prepares its consolidated financial statements pursuant to the original section 93 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (Ministry of Finance Ordinance No. 28, 1976) prior to the amendments made to it by the section 2.2 of “Partial Amendments to Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (Ministry of Finance Ordinance No. 73, 2009) in accordance with the accounting principles which are required in order to issue ADS, i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”). Also, from the financial quarter commended on July 1, 2009, Nomura adopted the Codification which became the sole source of U.S. GAAP references. All technical references to U.S. GAAP pronouncements within these consolidated financial statements have been replaced with the relevant Codification topic or sub-topic references. See Note 2, “Summary of accounting policies: Basis of presentation” below for further details. The following paragraphs describe the major differences between U.S. GAAP which Nomura adopts and accounting principles generally accepted in Japan (“Japanese GAAP”), and where the significant differences exist, the amount of effect to income before income taxes pursuant to Japanese GAAP. Nomura discloses as (higher) or (lower) below the amount by which Income before income taxes based on U.S. GAAP was higher or lower than Japanese GAAP respectively.

Scope of consolidation—

Under U.S. GAAP, the scope of consolidation is mainly determined by the ownership of a majority of the voting interest in an entity and by identifying the primary beneficiary. Under Japanese GAAP, the scope of consolidation is determined by “Financial controlling model”, taking into account of factors other than ownership level of voting interest in an entity.

In addition, U.S. GAAP provides the definition of investment companies for which the audit and accounting guide applies, and these entities that are subject to such guide carry all of their investments at fair value, with changes in fair value recognized through the consolidated statement of operations. Under Japanese GAAP, under situations such as where a venture capital holds other companies’ shares for trading and investment promotion purposes, such companies are not considered as subsidiaries even if such shareholding otherwise meets the control criteria.

Unrealized gains and losses on investments in equity securities—

Under U.S. GAAP applicable to broker-dealers, minority investments in equity securities are measured at fair value with changes in fair value recognized in the consolidated statements of operations. Under Japanese GAAP, these investments are also measured at fair value, but unrealized gains and losses, net of applicable income taxes, are reported in a separate component of net assets. Income before income taxes prepared under Japanese GAAP, therefore, does not reflect ¥9,407 (higher) and ¥16,896 million (lower) for the year ended March 31, 2010 and 2011, respectively.

Unrealized gains and losses on non-trading debt securities—

Under U.S. GAAP applicable to broker-dealers, unrealized gains and losses on non-trading debt securities are measured at fair value with changes in fair value recognized in the consolidated statements of operations. Under Japanese GAAP, unrealized gains and losses on non-trading debt securities, net of applicable income taxes, are reported in a separate component of net assets. Income before income taxes prepared under Japanese GAAP, therefore, does not reflect ¥1,495 (lower) and ¥60 million (lower) for the year ended March 31, 2010 and 2011, respectively.

Retirement and severance benefit—

Under U.S. GAAP, gains or losses resulting from either experience that is different from an actuarial assumption or a change in assumption is amortized over the average remaining service period of employees when such gain or loss at the beginning of the year exceeds the “Corridor” which is defined as 10% of the larger of projected benefit obligation or the fair value of plan assets. Further, U.S. GAAP requires recognition of the funded status of postretirement plans as an asset or a liability, measured as the difference between the fair value of the plan asset and the benefit obligation. Under Japanese GAAP, the gain or loss is amortized over a certain period regardless of the Corridor.

Amortization of goodwill and equity method goodwill—

Under U.S. GAAP, goodwill must not be amortized and must be tested for impairment periodically. Under Japanese GAAP, goodwill must be amortized over certain periods within 20 years based on the straight-line method. Therefore, the difference compared with Japanese GAAP has an impact of ¥6,511 million (higher) and ¥6,197 million (higher) for the year ended March 31, 2010 and 2011 on Income before income taxes, respectively.

Changes in the fair value of derivative contracts—

Under U.S. GAAP, all derivative contracts, including derivative contracts that have been designated as hedges to specific assets or specific liabilities, are valued at fair value, and the valuation adjustments of derivative contracts are recognized in the statements of operations or other comprehensive income. Under Japanese GAAP, derivative contracts that have been entered into for hedging purposes are valued at fair value and valuation adjustments of derivative contracts, net of tax are recognized in net assets as a separate item.

Fair value for financial assets and financial liabilities—

Under U.S. GAAP, the fair value option may be elected for eligible financial assets and liabilities which are otherwise not to be measured at fair value (“the fair value option”). If an entity elects the fair value option, changes in the fair value in subsequent reporting periods must be recognized through earnings. Under Japanese GAAP, the fair value option is not permitted. Therefore, under Japanese GAAP, Income before income taxes does not reflect ¥13,925 million (lower) and ¥17,853 million (higher) for the year ended March 31, 2010 and 2011, respectively. In addition, non-marketable stocks which are valued at fair value in the consolidated financial statements shall be valued at cost except in case of impairment loss recognition under Japanese GAAP.

Offsetting of amounts related to certain contracts—

U.S. GAAP allows an entity that is party to a master netting arrangement to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement. Japanese GAAP does not allow such offsetting of amounts.

Stock issuance costs—

Under U.S. GAAP, the stock issuances costs are deducted from the capital. Under Japanese GAAP, the paid in amount before deduction of stock issuance costs is recorded as capital and the stock issuance costs are either immediately expensed at once or capitalized as deferred asset and amortized over up to three years.

Convertible bonds—

Under U.S. GAAP, if an embedded derivative contained in a convertible bond is indexed to the issuing entity’s own stock and satisfies a given standard, such embedded derivative is not bifurcated from the host bond and the entire bond together with such embedded derivative is recorded as a liability; and if an embedded derivative is not considered as indexed to its own stock or does not satisfy a given standard, the derivative component must be bifurcated. Also, if the conversion price is lower than the market price at the bond issuance or the conversion price is required to be adjusted lower than the market value after the bond issuance, the intrinsic value of such a conversion feature is booked separately from the host bond and recorded in Additional-paid-in capital, and the difference from the bond’s redemption amount is amortized over the life of the bond and recorded as an interest expense. Under Japanese GAAP, the convertible bond proceeds can be treated as the straight bond issuance where the entire proceeds covering both the value of the convertible feature and the value of the host bond are recorded entirely (“whole method”), or alternatively, the value of conversion feature is separated from the value of the host bond upon the convertible bond issuance and the portion of bond proceeds applicable to the value of bond is accounted for in accordance with the straight bond issuance and the value of the convertible feature is recorded as “stock acquisition rights” in net assets (“separation method”).

Accounting for change in controlling interest in consolidated subsidiary’s shares—

Under U.S. GAAP, when the parent’s ownership interest decreases as a result of sales of the subsidiary’s common shares by the parent and such subsidiary becomes an equity method investee, the parent’s remaining investment in the former subsidiary is measured at fair value as of the date of loss of controlling interest and the related valuation gain or loss is recognized. Under Japanese GAAP, the remaining investment on the parent’s consolidated balance sheet is computed as the investment valuation amount computed under the equity method of accounting, which is equal to the sum of the carrying amount of investment in the equity method investee recorded in the parent’s stand-alone balance sheet and the result derived via multiplying the adjustments to such investment recorded during the period from the initial date of acquisition of subsidiary to the date of loss of control by the ratio of the remaining share holding percentage against the holding percentage prior to the loss of control.

2. Summary of accounting policies:

Description of business—

The Company and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government customers on a global basis.

Nomura operates its business through various divisions based upon the nature of specific products and services, its main customer base and its management structure. In April 2010, Nomura established the Wholesale Division, encompassing the operations previously conducted by the Global Markets, the Investment Banking and the Merchant Banking Divisions. Also, Nomura realigned its reportable segments to reflect how it operates and manages its business. Accordingly, Nomura’s management structure and reporting is now based on the Retail, Asset Management and Wholesale segments.

In its Retail business, Nomura provides investment consultation services mainly to individual customers in Japan. In its Asset Management business, Nomura develops and manages investment trusts, and provides investment advisory services. In its Wholesale business, Nomura is engaged in the sales and trading of debt and equity securities and currencies on a global basis to various institutions, provides investment banking services such as underwriting of bonds and equities as well as mergers and acquisition and financial advice and invests in private equity businesses and seeks to maximize returns on the investments by increasing the corporate value of investee companies.

Basis of presentation—

Effective from the financial quarter commenced on July 1, 2009, Nomura adopted the FASB Codification as required by ASC 105 “Generally Accepted Accounting Principles” and Accounting Standards Updates (“ASU”) 2009-01 “Topic 105—Generally Accepted Accounting Principles”. The primary objective of the Codification is to simplify access to all authoritative literature related to a particular topic in one place by replacing former authoritative guidance provided from different sources in various pronouncements such as Statement of Financial Accounting Standards, Emerging Issue Task Force Abstracts, FASB Interpretations, FASB Staff Positions, AICPA Statements of Position and Industry Guides. Further, effective July 1, 2009, any changes to the Codification are communicated by the FASB through an ASU.

As the Codification is not intended to change U.S. GAAP but rather consolidates it into a single set of rules, adoption of the Codification by the Company has not had a material financial impact on these consolidated financial statements. All technical references to U.S. GAAP pronouncements within these consolidated financial statements have been replaced with the relevant Codification topic or sub-topic references.

These consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest. The Company initially determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a variable interest entity (“VIE”) under ASC 810, “Consolidation” (“ASC 810”). VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or which do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company consolidates VIEs where Nomura is the primary beneficiary, which is where Nomura holds variable interests that provide power over the most significant activities of the VIE and the right to receive benefits or the obligation to absorb losses meeting a significance test, provided that Nomura is not acting as a fiduciary for other interest holders. For certain VIE entities that qualify as investment companies under ASC 946 “Financial Services—Investment Companies” (“ASC 946”) or for which it is industry practice to apply guidance consistent with the measurement principles in ASC 946, Nomura is the primary beneficiary when it holds interests that will absorb a majority of the expected losses or a majority of the expected residual returns of the entity, or both.

For entities other than VIEs, Nomura is generally determined to have a controlling financial interest in an entity when it owns a majority of the voting interests.

Equity investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of the voting stock of a corporate entity, or at least 3 percent of a limited partnership) are accounted for under the equity method of accounting and reported in Other assets—Investments in and advances to affiliated companies or at fair value by electing the fair value option permitted by ASC 825 “Financial Instruments” (“ASC 825”) and reported in Trading assets or Private equity investments. Investments undertaken by Nomura’s Merchant Banking business are reported in Private Equity Investments. Other investments are reported in Trading assets. Equity investments in which Nomura has neither control nor significant influence are carried at fair value, with changes in fair value recognized currently through the consolidated statements of operations.

Certain entities in which the Company has a financial interest are investment companies under ASC 946. These entities, including subsidiaries such as Nomura Principal Finance Co., Ltd. (“NPF”), carry all of their investments at fair value, with changes in fair value recognized through the consolidated statements of operations.

The Company’s principal subsidiaries include Nomura Securities Co., Ltd., Nomura Securities International, Inc. and Nomura International plc.

All material intercompany transactions and balances have been eliminated on consolidation. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Use of estimates—

In presenting these consolidated financial statements, management makes estimates regarding the valuation of certain financial instruments and investments, the outcome of litigation and tax examinations, the recovery of the carrying value of goodwill, the allowance for doubtful accounts, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosures in these consolidated financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates which could have a material impact on these consolidated financial statements, and it is possible that such adjustments could occur in the near term.

Fair value of financial instruments—

A significant amount of Nomura’s financial assets and financial liabilities are carried at fair value, with changes in fair value recognized through the consolidated statements of operations. Use of fair value is either specifically required under U.S. GAAP or Nomura makes an election to use fair value for certain eligible items under the fair value option.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances such as to measure impairment.

In all cases, fair value is determined in accordance with ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”) which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of a principal market, the most advantageous market for the relevant financial asset or financial liability. See Note 3, “Fair value of financial instruments” below for more information regarding how Nomura estimates fair value for specific types of financial instruments used in the ordinary course of business.

Private equity business—

Private equity investments are generally carried at fair value, with changes in fair value recognized through the consolidated statements of operations. See Note 5, “Private equity business” for more information.

Transfers of financial assets—

Nomura accounts for the transfer of a financial asset as a sale when Nomura relinquishes control over the asset by meeting the following conditions: (a) the asset has been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the asset received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, if, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests held and (c) the transferor has not maintained effective control over the transferred asset.

In connection with its securitization activities, Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government and corporate securities and other types of financial assets. Nomura’s involvement with SPEs includes structuring and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets and does not consolidate the SPE. Nomura may obtain or retain an interest in the financial assets, including residual interests in the SPEs dependent upon prevailing market conditions. Any such interests are accounted for at fair value and included in Trading assets within the consolidated balance sheets with the change in fair value included within Revenue—Net gain (loss) on trading in the consolidated statements of operations.

Foreign currency translation—

The financial statements of the Company’s subsidiaries are measured using their functional currency which is the currency of the primary economic environment in which the entity operates. All assets and liabilities of subsidiaries which have a functional currency other than Japanese yen are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported through NHI shareholders’ equity within Accumulated other comprehensive loss.

Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are credited or charged to the consolidated statements of operations.

Fee revenue—

Revenue—Commissions includes amounts charged for executing brokerage transactions accrued on a trade date basis and are included in current period earnings. Revenue—Fees from investment banking includes securities underwriting fees and other corporate financing services fees. Underwriting fees are recorded when services for underwriting are completed. All other fees are recognized when related services are performed. Revenue—Asset management and portfolio service fees are accrued over the period that the related services are provided or when specified performance requirements are met.

Trading assets and trading liabilities—

Trading assets and Trading liabilities primarily comprise debt and equity securities, derivatives, and loans.

Trading assets and Trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recognized on the consolidated balance sheets on a trade date basis and carried at fair value with changes in fair value reported within Revenue—Net gain (loss) on trading in the consolidated statements of operations.

Collateralized agreements and collateralized financing—

Collateralized agreements consist of resale agreements and securities borrowed. Collateralized financing consists of repurchase agreements, securities loaned and other secured borrowings.

Resale and repurchase agreements (“repo transactions”) principally involve the buying or selling of government and government agency securities under agreements with clients to resell or repurchase these securities to or from those clients. Nomura monitors the value of the underlying securities on a daily basis relative to the related receivables and payables, including accrued interest, and requests or returns additional collateral when appropriate. Repo transactions are generally accounted for as collateralized agreements or collateralized financing transactions and are recorded on the consolidated balance sheets at the amount at which the securities were originally acquired or sold with applicable accrued interest, as appropriate. Certain repo transactions are carried at fair value through election of the fair value option. No allowance for credit losses is generally recorded on repurchase agreements due to the strict collateralization requirements.

Repo transactions where the maturity of the security transferred as collateral matches the maturity of the repo transaction (“repo-to-maturity transactions”) are accounted for as sales rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 “Transfers and Servicing” (“ASC 860”) are met. The amounts of securities derecognized from the consolidated balance sheets under repo-to-maturity transactions as of March 31, 2010 and March 31, 2011 was ¥185,047 million and ¥169,766 million, ($2,051 million), respectively.

Japanese “Gensaki” transactions which have no margin requirements nor substitution rights have also been historically accounted for as sales where the criteria for derecognition of the transferred financial assets under ASC 860 are met. The amounts of securities derecognized from the consolidated balance sheets under Gensaki transactions as of March 31, 2010 and 2011 were not significant. These transactions have largely been replaced with “Gensaki Repo transactions” which have been more common in Japanese financial markets since 2001. Unlike Gensaki transactions, Gensaki Repo transactions contain margin requirements, rights of security substitution, and certain restrictions on the client’s right to sell or repledge the transferred securities. Accordingly, Gensaki Repo transactions are accounted for as collateralized agreements or collateralized financing transactions and are recorded on the consolidated balance sheets at the amount that the securities were originally acquired or sold with applicable accrued interest, as appropriate.

Repo transactions (including Gensaki Repo transactions) are presented in the consolidated balance sheets net-by-counterparty, where offsetting is consistent with ASC 210-20 “Balance Sheet—Offsetting” (“ASC 210-20”). See Note 7 “Collateralized transactions” for more information on netting.

Securities borrowed and securities loaned are generally accounted for as collateralized agreements and collateralized financing transactions, respectively. Securities borrowed and securities loaned are generally cash collateralized and are recorded on the consolidated balance sheets at the amount of cash collateral advanced or received. Securities borrowed transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities loaned transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized. No allowance for credit losses is generally recorded on securities borrowing transactions due to the strict collateralization requirements.

Certain Japanese securities lending transactions are accounted for as sales where the criteria for derecognition of the transferred financial assets under ASC 860 are met. The amounts of securities derecognized from the consolidated balance sheets under these transactions as of March 31, 2010 and March 31, 2011 was ¥153,808 million and ¥291,870 million, ($3,527 million) respectively.

Other secured borrowings consist primarily of secured borrowings from financial institutions and central banks in the inter-bank money market, and are recorded at contractual amounts.

Trading balances of secured borrowings consist of the liabilities related to transfers of financial assets that are accounted for as secured financing transactions rather than sales and are included in the consolidated balance sheets in Long-term borrowings. The fair value option is generally elected for these transactions, which are carried at fair value on a recurring basis. See Note 8, “Securitization and Variable Interest Entities” and Note 12, “Borrowings” for further information regarding these transactions.

On the consolidated balance sheets, all Nomura-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities, including Gensaki Repo transactions, are shown parenthetically in Trading assets as Securities pledged as collateral.

Derivatives—

Nomura uses a variety of derivative financial instruments, including futures, forwards, swaps and options, for both trading and non-trading purposes. All freestanding derivatives are carried at fair value in the consolidated balance sheets and reported within Trading assets or Trading liabilities depending on whether fair value is positive or negative, respectively. Changes in fair value are recognized either through the consolidated statements of operations or the consolidated statements of comprehensive income depending on the purpose for which the derivatives are used.

Derivative assets and liabilities are presented in the consolidated balance sheets on a net-by-counterparty basis where offsetting is consistent with ASC 210-20. In addition, fair value amounts recognized for the right to reclaim cash collateral (a receivable) and the obligation to return cash collateral (a payable) are also offset against net derivative liabilities and net derivative assets, respectively.

Certain derivatives embedded in hybrid financial instruments such as structured notes and certificates of deposit are bifurcated from the host contract and are carried at fair value. Embedded derivatives bifurcated from an underlying host debt instrument are reported in Short-term borrowings or Long-term borrowings depending on the maturity of the underlying host contract.

Trading

Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value reported in the consolidated statement of operations within Revenue—Net gain (loss) on trading.

Non-trading

In addition to its trading activities, Nomura uses derivative financial instruments for other than trading purposes such as to manage risk exposures arising from recognized assets and liabilities, forecasted transactions and firm commitments. Certain derivatives used for non-trading purposes are formally designated as fair value and net investment accounting hedges under ASC 815 “Derivatives and Hedging” (“ASC 815”).

Nomura designates derivative financial instruments as fair value hedges of interest rate risk arising from specific financial liabilities. These derivatives are effective in reducing the risk associated with the exposure being hedged and they are highly correlated with changes in the fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Changes in fair value of the hedging derivatives are reported together with those of the hedged liabilities through the consolidated statements of operations within Interest expense.

Derivative financial instruments designated as hedges of the net investment in foreign operations are linked to specific subsidiaries with non-Japanese yen functional currencies. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates and is reported through NHI shareholders’ equity within Accumulated other comprehensive loss. Change in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate is excluded from the measure of hedge effectiveness and is reported in the consolidated statements of operations within Revenue—Other.

See Note 4 “Derivative Instruments and Hedging Activities” for more information.

Loans receivable—

Loans receivable are loans which management intends to hold for the foreseeable future. Loans receivable are either carried at fair value or at amortized cost. Interest earned on Loans receivable is generally reported in the consolidated statements of operations within Revenue—Interest and dividends.

Loans receivable carried at fair value

Certain loans which are risk managed on a fair value basis are carried at fair value through election of the fair value option. Nomura makes this election to mitigate volatility in the consolidated statement of operations caused by the difference in measurement basis that would otherwise exist between the loans and the derivatives used to risk manage those loans. Changes in the fair value of loans receivable accounted for at fair value are reported in the consolidated statements of operations within Revenue—Net gain (loss) on trading.

Loans receivable carried at amortized cost

Loans receivable which are not accounted for at fair value are carried at amortized cost. Amortized cost represents cost adjusted for deferred fees or costs, unamortized premiums or discounts on purchased loans and after deducting applicable allowance for loan losses.

Loan origination fees, net of direct origination costs, are amortized to Revenue—Interest and dividends as an adjustment to yield over the life of the loan. Net unamortized deferred fees and costs were ¥525 million and ¥483 million ($6 million) as of March 31, 2010 and March 31, 2011, respectively.

See Note 9 “Financing receivables” for more information.

Other receivables—

Receivables from customers include amounts receivable on client securities transactions and Receivables from other than customers include amounts receivable for securities not delivered to a purchaser by the settlement date, margin deposits, commissions, and net receivables arising from unsettled securities transactions. The net receivable arising from unsettled securities transactions reported within Receivables from other than customers was ¥95,954 million and nil as of March 31, 2010 and March 31, 2011, respectively.

These amounts are carried at contractual amounts due less any applicable allowance for credit losses which reflects management’s best estimate of probable losses incurred within receivables which have been specifically identified as impaired. The allowance for credit losses is reported in the consolidated balance sheets within the Allowance for doubtful accounts.

Loan commitments—

Unfunded loan commitments are accounted for as either off-balance sheet instruments, or are carried at fair value on a recurring basis either as trading instruments or through election of the fair value option.

Loan commitments are generally accounted for in a manner consistent with the accounting for the loan receivable upon funding. Where the loan receivable will be classified as a trading asset or will be elected for the fair value option, the loan commitment is also generally held at fair value, with changes in fair value reported in the consolidated statement of operations within Revenue—Net gain (loss) on trading. Loan commitment fees are recognized as part of the fair value of the commitment when earned.

For loan commitments where the loan will be held for the foreseeable future, Nomura recognizes an allowance for credit losses which is reported within Other liabilities—other in the consolidated balance sheets which reflects management’s best estimate of probable losses incurred which have been specifically identified as impaired. Loan commitment fees are generally deferred and recognized over the term of the arrangement as an adjustment to yield.

Payables and deposits—

Payables to customers include amounts payable on client securities transactions and are generally measured at contractual amounts due.

Payables to other than customers include payables to brokers and dealers for securities not received from a seller by the settlement date and net payables arising from unsettled securities transactions. Amounts are measured at contractual amounts due. The net payable arising from unsettled securities transactions reported within Payables to other than customers was nil and ¥60,771 million ($734 million) as of March 31, 2010 and March 31, 2011, respectively.

Deposits received at banks represent amounts held on deposit within Nomura’s banking subsidiaries and are measured at contractual amounts due.

Office buildings, land, equipment and facilities—

Office buildings, land, equipment and facilities, held for use by Nomura are stated at cost, net of accumulated depreciation and amortization, except for land, which is stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are expensed as incurred in the consolidated statements of operations.

Depreciation and amortization charges are generally computed using the straight-line method and at rates based on estimated useful lives of each asset according to general class, type of construction and use. The estimated useful lives for significant asset classes are as follows:

Office buildings	5 to 50 years
Equipment and facilities	3 to 35 years
Software	Up to 5 years

Depreciation and amortization is included in Non-interest expenses—Information processing and communications in the amount of ¥51,924 million, ¥52,455 million ($633 million), and in Non-interest expenses—Occupancy and related depreciation in the amount of ¥21,157 million, and ¥23,132 million ($280 million) for the years ended March 31, 2010 and 2011, respectively.

Leases that involve real estate are classified as either operating or capital leases in accordance with ASC 840 “Leases” (“ASC 840”). Rent expense relating to operating leases is recognized over the lease term on a straight-line basis. If the lease is classified as a capital lease, Nomura records the real estate on the consolidated balance sheets and a liability for minimum lease payments. The real estate is initially recognized at fair value as determined in accordance with ASC 820, and subsequently depreciated over its useful life on straight-line basis. Where Nomura has certain involvement in the construction of real estate subject to a lease, Nomura is deemed the owner of the construction project and records the real estate on the consolidated balance sheet until construction is completed. At the end of the construction period the real estate is either derecognized or continues to be recognized on Nomura’s balance sheet in accordance with ASC 840, depending on the extent of Nomura’s continued involvement with the real estate.

Long-lived assets, excluding goodwill and indefinite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow generated by the asset is less than the carrying amount of the asset, a loss is recognized to the extent that the carrying value exceeds its fair value.

Nomura recorded non-cash impairment charges of ¥194 million and ¥1,532 million ($19 million) substantially related to write-downs of software, office buildings, land, equipment, facilities, and other assets for the years ended March 31, 2010 and 2011, respectively. These losses are included in the consolidated statements of operations in Non-interest expenses—Other. The revised carrying values of these assets were based on the estimated fair value of the assets.

Investments in equity securities—

Nomura holds minority stakes in the equity securities of unaffiliated Japanese financial institutions and corporations in order to promote existing and potential business relationships. These companies will also often have similar investments in Nomura. Such cross-holdings are a customary business practice in Japan and provide a way for companies to manage shareholder relationships.

These investments, which Nomura refers to as being held for operating purposes, are carried at fair value within Other assets—Investments in equity securities in the consolidated balance sheets, with changes in fair value reported within Revenue—Gain (loss) on investments in equity securities in the consolidated statements of operations. These investments comprise listed and unlisted equity securities in the amounts of ¥89,045 million and ¥33,903 million, respectively, as of March 31, 2010 and ¥66,792 million ($807 million) and ¥24,243 million ($293 million), respectively, as of March 31, 2011.

Non-trading debt securities—

Non-trading debt securities consist of debt securities mainly held by non-trading subsidiaries. Non-trading debt securities are carried at fair value, with changes in fair value reported within Revenue—Other in the consolidated statements of operations.

Short-term and long-term borrowings—

Short-term borrowings are defined as borrowings which are due on demand, which have a contractual maturity of one year or less at issuance date, or which have a longer contractual maturity but which contain features outside of Nomura’s control that allows the investor to demand redemption within one year from original issuance date.

          Short-term and long-term borrowings primarily consist of commercial paper, bank borrowings, structured notes issued by Nomura and SPEs consolidated by Nomura, and financial liabilities recognized in transfers of financial assets which are accounted for as financings rather than sales under ASC 860 (“secured financing transactions”). Of these financial liabilities, certain structured notes and secured financing transactions are accounted for at fair value on a recurring basis through election of the fair value option. Other short and long-term borrowings are primarily carried at amortized cost.

Structured notes—

Structured notes are debt securities which contain embedded features (often meeting the accounting definition of a derivative) that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variable(s) such as an equity or equity index, commodity price, foreign exchange rate, credit rating of a third party or more complex interest rate calculation.

All structured notes issued by Nomura on or after April 1, 2008 are carried at fair value on a recurring basis through election of the fair value option. This blanket election for structured notes is made primarily to mitigate the volatility in the consolidated statements of operations caused by differences in the measurement basis for structured notes and the derivatives used to risk manage those positions and to generally simplify the accounting Nomura applies to these financial instruments.

Certain structured notes outstanding as of March 31, 2008 were already measured at fair value but others continue to be accounted for by Nomura by bifurcating the embedded derivative from the associated debt host contract. The embedded derivative is accounted for at fair value and the debt host contract is accounted for at amortized cost.

Changes in the fair value of structured notes elected for the fair value option and bifurcated embedded derivatives are reported within Revenue—Net gain (loss) on trading in the consolidated statements of operations.

Income taxes—

Deferred tax assets and liabilities are recorded for the expected future tax consequences of tax loss carryforwards and temporary differences between the carrying amounts and the tax bases of assets and liabilities based upon enacted tax laws and tax rates. Nomura recognizes deferred tax assets to the extent it believes that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to Nomura that are not deemed more likely than not to be realized.

Nomura recognizes and measures unrecognized tax benefits based on Nomura’s estimate of the likelihood, based on the technical merits, that tax positions will be sustained upon examination based on the facts and circumstances and information available at the end of each period. Nomura adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. The reassessment of unrecognized tax benefits could have a material impact on Nomura’s effective tax rate in the period in which it occurs.

Stock-based compensation—

Stock-based awards issued by Nomura are classified as either equity or liability awards depending on the terms of the award.

Stock-based awards which will be settled by the delivery of Nomura shares are classified as equity awards. For these awards, total compensation cost is generally fixed at the grant date and measured using the grant-date fair value of the award, net of any amount the employee is obligated to pay and estimated forfeitures.

Stock-based awards such as Notional Stock Unit (“NSU”) which will be settled in cash are classified as liability awards. These are remeasured to fair value at each balance sheet date, net of estimated forfeitures with the final measurement of cumulative compensation cost equal to the settlement amount.

For both equity and liability awards, fair value is determined either by using option pricing models or based on the market price of the Company’s shares. Compensation cost is recognized in the consolidated statements of operations over the requisite service period, which generally is equal to the vesting period.

See Note 15. “Stock-based compensation plans” for further information regarding stock-based compensation.

Earnings per share—

The computation of basic earnings per share is based on the average number of shares outstanding during the year. Diluted earnings per share reflects the assumed conversion of all dilutive securities based on the most advantageous conversion rate or exercise price available to the investors, and assuming conversion of convertible debt under the if-converted method.

Cash and cash equivalents—

Nomura defines cash and cash equivalents as cash on hand and demand deposits with banks.

Goodwill and intangible assets—

Goodwill and intangible assets not subject to amortization are reviewed annually, or more frequently in certain circumstances, for impairment. Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. Nomura periodically assesses the recoverability of goodwill by comparing the fair value of each reporting unit to which goodwill relates to the carrying amount of the reporting unit including goodwill. If such assessment indicates that the fair value is less than the related carrying amount, a goodwill impairment determination is made. Identifiable intangible assets with finite lives are amortized over their expected useful lives.

Nomura’s equity method investments are tested in their entirety for other-than-temporary impairment when there is an indication of impairment. The underlying assets associated with the equity method investments, including goodwill, are not tested separately for impairment.

Restructuring costs—

Costs associated with an exit activity are recognized at fair value in the period in which the liability is incurred. Such costs include one-time termination benefits provided to employees, costs to terminate certain contracts and costs to relocate employees. Termination benefits provided to employees as part of ongoing benefit arrangements are recognized as liabilities during the period in which it is probable that Nomura has incurred a liability and the amount of the liability can be reasonably estimated.

Restructuring costs of a plan to either exit an activity of a company acquired by Nomura or involuntarily terminate or relocate employees of an acquired company are recognized as liabilities assumed in a business combination only if an obligation to incur the costs associated with these activities existed at the acquisition date.

New accounting pronouncements adopted during the current year—

The following new accounting pronouncements relevant to Nomura have been adopted during the year ended March 31, 2011:

Transfers of financial assets and consolidation of variable interest entities

In December 2009, the FASB issued ASU No. 2009-16 “Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets” (“ASU 2009-16”) which incorporated new guidance for the accounting for transfers of financial assets into ASC 860. ASU 2009-16 changed the requirements for derecognizing financial assets, eliminated the concept of a qualified special purpose entity (“QSPE”), and requires additional disclosures about transfers of financial assets and a transferor’s continuing involvement with transfers accounted for as sales. The requirements for derecognizing financial assets include new restrictions regarding when a portion of a financial asset may be accounted for as a sale, as well as a clarification of the criteria required for legal isolation of the transferred assets. Entities previously considered as QSPEs are now evaluated for consolidation under the revised guidance provided by ASC 810 as amended by ASU 2009-17, as described below, provided Nomura had variable interests in those entities at the adoption date.

Nomura prospectively adopted the amendments to ASC 860 from ASU 2009-16 as of April 1, 2010. The adoption did not have a material impact on these financial statements.

In December 2009, the FASB issued ASU No. 2009-17 “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”) which incorporated new guidance for the consolidation of VIE into ASC 810.

ASU 2009-17 amended the rules defining VIEs and requires a company to perform a qualitative analysis to determine if a VIE should be consolidated. If a company has variable interests that provide it with power over the most significant activities of the VIE and the right to receive benefits or the obligation to absorb losses meeting a significance test, the company consolidates the entity, provided that the company is not acting as a fiduciary for other interest holders. Under the new qualitative approach, a quantitative analysis of exposure to expected benefit and loss is no longer determinative in isolation. ASU 2009-17 also requires the consolidation or deconsolidation of VIEs to be evaluated on an ongoing basis, which differs from previous guidance that required evaluation when Nomura first became involved with a VIE and only upon occurrence of certain triggering events.

ASU 2009-17 contains special transition provisions governing whether the assets, liabilities, and noncontrolling interests resulting from consolidation of entities at the date of adoption should occur at their carrying amounts (as if such entities had been consolidated under the revised guidance prior to the adoption date), fair value, or at unpaid principal balances. At adoption, differences between the net amount added to the balance sheet upon consolidation and the amount previously recognized on an unconsolidated basis are recognized as a cumulative adjustment to the beginning balance of retained earnings.

In February 2010, the FASB issued ASU No. 2010-10 “Consolidation (Topic 810): Amendments for Certain Investment Funds” (“ASU 2010-10”) which indefinitely deferred the amendments to ASC 810 introduced by ASU 2009-17 for certain entities that qualify as investment companies under ASC 946 or for which it is industry practice to apply guidance consistent with the measurement principles in ASC 946, as long as Nomura has no explicit or implicit obligation to fund losses of the entity that could potentially be significant to the entity (except for certain qualifying money market funds). The ASU did not defer the revised disclosures requirements of ASU 2009-17 for entities determined to be VIEs under guidance existing prior to ASU 2009-17.

Nomura adopted the revised guidance in ASC 810 introduced by ASU 2009-17 and ASU 2010-10 on April 1, 2010 and analyzed the impact on all QSPEs, SPEs, funds and similar entities with which it is involved. Entities qualifying for the deferral under ASU 2010-10 continue to be assessed for consolidation under the guidance included in ASC 810 prior to amendment thereof by ASU 2009-17.

Based on the results of this analysis, Nomura consolidated certain securitization vehicles, which increased total assets by ¥292 billion, total liabilities by ¥297 billion, and decreased total shareholders’ equity by ¥5 billion upon adoption as of April 1, 2010. The increase in total assets also did not have a significant effect on Nomura’s calculation of risk-weighted assets and therefore did not have a significant effect on Nomura’s capital ratios.

Enhanced disclosures about the credit quality of financing receivables and the allowance for loan losses

In July 2010, the FASB issued amendments to ASC 310 “Receivables” (“ASC 310”) through issuance of ASU 2010-20 “Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (“ASU 2010-20”). ASU 2010-20 requires greater transparency of a reporting entity’s exposure to credit losses from lending arrangements and significantly expands disclosures by requiring more robust and disaggregated disclosures for the following:

•	Nonaccrual and past due financing receivables;

•	The allowance for credit losses related to financing receivables;

•	Impaired loans (individually evaluated for impairment);

•	Credit quality information; and

•	Modifications (e.g. troubled debt restructurings).

For public entities such as Nomura, the new and amended disclosures that relate to information as of the end of a reporting period (i.e. balance sheet disclosures) were generally effective for the first interim or annual reporting period ending on or after December 15, 2010. New disclosures under ASU 2010-20 that relate to activity that occurs during a reporting period are generally effective for the first interim or annual periods beginning on or after December 15, 2010.

See Note 9 “Financing receivables” in these consolidated financial statements where the new disclosures have been provided.

In January 2011, the FASB issued ASU 2011-01, “Receivables (Topic 310): Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20” which deferred the disclosures related to troubled debt restructurings originally required by ASU 2010-20 until related revised accounting guidance on troubled debt restructurings was issued. Following issuance of ASU 2011-02 “Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring” (“ASU 2011-02”) in April 2011 and described further below, these disclosures will now be effective for interim and annual periods beginning on or after June 15, 2011.

As ASU 2010-20 only introduces new disclosures and does not impact how Nomura accounts for financing receivables, adoption of ASU 2010-20 has not had, and is not expected to have, a material impact on these consolidated financial statements.

Future accounting developments—

The following new accounting pronouncements relevant to Nomura will be adopted in future periods:

Presentation of comprehensive income

In June 2011, the FASB issued amendments to ASC 220 “Comprehensive Income” (“ASC 220”) through issuance of ASU 2011-05 “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” (“ASU 2011-05”) which revises the manner in which reporting entities present comprehensive income in their financial statements. The amendments remove certain presentation options in ASC 220 and require reporting entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements.

ASU 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. Nomura currently expects to adopt the new requirements from April 1, 2012. Because the new requirements only change how comprehensive income is presented within these consolidated financial statements rather than changing when an item must be reported in other comprehensive income or when an item of other comprehensive income is reclassified to earnings, the new requirements are not expected to have a material impact on these consolidated financial statements.

Fair value measurement and disclosures

In May 2011, the FASB issued amendments to ASC 820 through issuance of ASU 2011-04 “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”), which amends the descriptions for measuring fair value and existing fair value measurement disclosures and in particular:

•

Prohibits application of block discounts for all fair value measurements, regardless of classification in the fair value hierarchy and clarifies how other premiums or discounts should be applied in a fair value measurement;

•	Allows the fair value of certain financial instruments held in a portfolio to be measured on the basis of the net position being managed if certain criteria are met;

•	Clarifies that the concepts of highest and best use and valuation premise in a fair value measurement are not relevant for most financial assets and financial liabilities;

•

Clarifies that the fair value of own equity instrument classified in shareholders’ equity and certain liabilities should be measured from the perspective of a market participant that holds the instrument as an asset;

•

Clarifies that the principal market should be determined based on the market with greatest volume and level that a reporting entity can access, which is usually the market in which the reporting entity usually transacts;

•	Requires additional qualitative and quantitative disclosures around fair value measurements, including more information around Level 3 inputs.

ASU 2011-04 is effective prospectively during interim and annual periods beginning after December 15, 2011. Early adoption is not permitted.

Nomura will adopt ASU 2011-04 from January 1, 2012 and is currently evaluating its impact on these consolidated financial statements.

Accounting for troubled debt restructurings

In April 2011, the FASB issued amendments to ASC 310 through issuance of ASU 2011-02 “Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring” (“ASU 2011-02”) which provides additional guidance and clarification to creditors in determining whether a debt restructuring constitutes a troubled debt restructuring.

ASU 2011-02 is effective for interim or annual periods beginning on or after June 15, 2011 and should be applied retrospectively to the beginning of the annual period of adoption.

As a result of issuance of ASU 2011-02, new disclosures around troubled debt restructuring required by ASU 2010-20 described above will also be effective for interim or annual periods beginning on or after June 15, 2011.

Nomura will adopt the new requirements from July 1, 2011 and does not expect these to have a material impact on these consolidated financial statements.

Accounting for repurchase agreements and similar transactions

              In April 2011, the FASB issued amendments to ASC 860 through issuance of ASU 2011-03 “Reconsideration of Effective Control for Repurchase Agreements” (“ASU 2011-03”) which modifies the effective control criterion for when repurchase agreements and similar transactions are accounted for as secured financing transactions or sales. Currently, when assessing effective control, one of the conditions a transferor has to meet is the ability to repurchase or redeem the financial assets even in the event of default of the transferee. This ability is demonstrated through obtaining cash or other collateral sufficient to fund substantially all of the cost to purchase replacement assets should the transferee fail to return the transferred asset. The new requirements remove this condition and consequently, the level of cash collateral, haircuts and ongoing margining received by the transferor in a repurchase agreement or other similar agreement is now irrelevant in determining if it should be accounted for as a sale.

ASU 2011-03 is effective prospectively for new transactions and modifications of existing transactions that occur on or after the first interim or annual period after December 15, 2011. Early adoption is prohibited.

Nomura will therefore adopt the new requirements from January 1, 2012 and does not expect these to have a material impact on these consolidated financial statements. Certain Japanese securities lending transactions undertaken after adoption date will be accounted for as secured borrowings rather than sales in these consolidated financial statements as the criteria for derecognition of the transferred financial assets under ASC 860 will no longer be met. The amounts of securities derecognized from the consolidated balance sheets under open securities lending transactions as of March 31, 2010 and 2011 were ¥153,808 million and ¥291,870 million ($3,527 million), respectively.

Disclosure of supplementary pro forma information for business combinations

In December 2010, the FASB issued amendments to ASC 805 “Business Combinations” (“ASC 805”) through issuance of ASU 2010-29 “Disclosures of Supplementary Pro Forma Information for Business Combinations” (“ASU 2010-29”), which addresses diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. When a business combination has occurred, ASU 2010-29 requires a public entity that presents comparative financial statements to disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. ASU 2010-29 also expands the supplemental pro forma disclosures under ASC 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.

ASU 2010-29 is effective prospectively for business combinations occurring in fiscal years beginning on or after December 15, 2010 with early adoption permitted.

Nomura will adopt the new requirements for future business combinations occurring on or after April 1, 2011. Because the new requirements only provide clarification on disclosure requirements, these are not expected to have a material impact on these consolidated financial statements.

Impairment testing of goodwill and other intangibles

In December 2010, the FASB issued amendments to ASC 350 “Intangibles—Goodwill and Other” (“ASC 350”) through issuance of ASU 2010-28 “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts” (“ASU 2010-28”), which addresses questions about determination of the impairment of goodwill in certain narrow circumstances. Under ASC 350, testing for goodwill impairment is a two-step test conducted at the “reporting unit” level. When a goodwill impairment test is performed, an entity must assess whether the carrying amount of a reporting unit exceeds its fair value (Step 1). If it does, an entity must perform an additional test to determine whether goodwill has been impaired and to calculate the amount of that impairment (Step 2). ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts by requiring performance of Step 2 of the test if it is more likely than not that a goodwill impairment exists. Upon adoption of the ASU, an entity with a reporting unit that has a carrying amounts that is zero or negative is required to assess whether it is more likely than not that the reporting unit’s goodwill is impaired.

ASU 2010-28 is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2010.

Nomura will adopt the new requirements from April 1, 2011 and they will not have a material impact on these consolidated financial statements in the quarter of adoption.

Fair value measurement disclosures

In January 2010, the FASB issued amendments to ASC 820 through issuance of ASU 2010-06 “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”) which expands fair value disclosure requirements, including a requirement that information about purchases, sales, issuances and settlements of Level 3 instruments be provided on a gross basis.

The majority of the disclosure requirements of ASU 2010-06 were effective for interim or annual periods beginning after December 15, 2009, which for Nomura was the fourth quarter commencing on January 1, 2010. Gross information on purchases, sales, issuances and settlements is required in fiscal years beginning after December 15, 2010 which for Nomura will be within the fiscal year commencing on April 1, 2011 and interim periods within that fiscal year.

Because the new requirements only introduce new disclosures and do not impact upon how Nomura measures fair value, they are not expected to have a material impact on these consolidated financial statements.

Revenue recognition of multiple-deliverable revenue arrangements

In October 2009, the FASB issued amendments to ASC 605 “Revenue Recognition” through issuance of ASU 2009-13 “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements-a consensus of the FASB Emerging Issues Task Force” (“ASU 2009-13”), which amends the accounting for multiple-deliverable arrangements to enable vendors to account for products or services separately rather than as a combined unit.

ASU 2009-13 is effective prospectively from fiscal years beginning on or after June 15, 2010 with early adoption permitted.

Nomura will adopt ASU 2009-13 from April 1, 2011 and it will not have a material impact on these consolidated financial statements.

Other accounting developments—

Offsetting of financial instruments

In January 2011, as part of the ongoing plan to converge International Financial Reporting Standards and U.S. GAAP, the International Accounting Standards Board and the FASB issued an exposure draft significantly restricting the rules for when financial instruments such as repurchase agreements and derivatives can be offset in the balance sheet. In particular:

•

Netting would be required (rather than permitted) only if Nomura has an unconditional and legally enforceable right to set off financial instruments and intends either to settle the eligible asset and eligible liability on a net basis or simultaneously (i.e. at the same moment);

•	Netting collateral amounts against recognized financial assets and liabilities would not be permitted; and

•	Netting currently permitted under industry-specific accounting guidance, including guidance for broker-dealers such as Nomura, would be eliminated.

The exposure draft also introduces significant new disclosure requirements around netting and related arrangements (such as collateral agreements) and the effect of those arrangements on net exposures.

Nomura is currently evaluating the requirements of the exposure draft, but expects adoption of the new guidance, if it is issued as currently drafted, to result in a material increase in the size of Nomura’s consolidated balance sheet.

3. Fair value of financial instruments:

The fair value of financial instruments

A significant amount of Nomura’s financial instruments are carried at fair value or at amounts that approximate fair value. Financial assets carried at fair value on a recurring basis are reported in the consolidated balance sheets within Trading assets and private equity investments, Loans and receivables, Collateralized agreements and Other assets. Financial liabilities carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Collateralized financing, Long-term borrowings and Other liabilities.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value but where fair value is used in specific circumstances, such as to measure impairment.

In all cases, fair value is determined in accordance with ASC 820 which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market for the relevant financial assets or financial liabilities.

Financial assets carried at fair value also include investments in certain funds for which Nomura applies ASC 820 where, as a practical expedient, fair value is determined on the basis of net asset value per share (“NAV per share”) if the NAV per share is calculated in accordance with certain industry standard principles.

Increases and decreases in the fair value of assets and liabilities will significantly impact Nomura’s position, performance, liquidity and capital resources. As explained below, valuation techniques applied contain inherent uncertainties and Nomura is unable to predict the accurate impact of future developments in the market. Where appropriate, Nomura uses economic hedging strategies to mitigate its risk, although these hedges are also subject to unpredictable movements in the market.

Valuation methodology for financial instruments carried at fair value on a recurring basis

The fair value of financial instruments is based on quoted market prices including market indices, broker or dealer quotations or an estimation by management of the expected exit price under current market conditions. Various financial instruments, including cash instruments and over-the-counter (“OTC”) contracts, have bid and offer prices that are observable in the market. These are measured at the point within the bid-offer range which best represents Nomura’s estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value.

Where quoted prices are available in active markets, no valuation adjustments are taken to modify the fair value of assets or liabilities marked using such prices. Other instruments may be measured using valuation techniques, such as valuation pricing models incorporating observable parameters, unobservable parameters or a combination of both. Valuation pricing models use parameters which would be considered by market participants in valuing similar financial instruments.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Valuation uncertainty results from a variety of factors, including the valuation technique or model selected, the quantitative assumptions used within the valuation model, the inputs into the model, as well as other factors. Valuation adjustments are used to reflect the assessment of this uncertainty. Common valuation adjustments include model reserves, credit adjustments, close-out adjustments, and other appropriate instrument-specific adjustments, such as those to reflect transfer or sale restrictions.

The level of adjustments is largely judgmental and is based on an assessment of the factors that management believe other market participants would use in determining the fair value of similar financial instruments. The type of adjustments taken, the methodology for the calculation of these adjustments, and the inputs for these calculations are reassessed periodically to reflect current market practice and the availability of new information.

For example, the fair value of certain financial instruments includes adjustments for credit risk; both with regards to counterparty credit risk on positions held and Nomura’s own creditworthiness on positions issued. Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable inputs for the relevant counterparty. The same approach is used to measure the credit exposure on Nomura’s liabilities as is used to measure counterparty credit risk on Nomura’s assets.

Such valuation pricing models are calibrated to the market on a regular basis and inputs used are adjusted for current market conditions and risks. The global risk management unit reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about a model’s suitability for valuation and sensitivity of a particular product. Valuation models are calibrated to the market on a periodic basis by comparison to observable market pricing, comparison with alternative models, and analysis of risk profiles.

As explained above, any changes in fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. Where financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data available upon which include base assumptions underlying valuation pricing models.

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on bonds issued by the Japanese Government, U.S. Government, Governments within the European Union (“EU”), their states and municipalities, and their agencies. These concentrations generally arise from taking trading securities positions and are reported within Trading assets in the consolidated balance sheets. Government, state, municipal, and government agency securities, including Securities pledged as collateral, represented 21% of total assets as of March 31, 2010 and 19% as of March 31, 2011. The following tables present geographic allocations of Nomura’s trading assets related to government, state, municipal, and government agency securities. See Note 4. “Derivative instruments and hedging activities” about the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2010
	Japan	U.S.	EU	Other	Total(1)
Governments, states, municipalities and their agencies	¥2,756	¥1,635	¥2,270	¥232	¥6,893

	Billions of yen
	March 31, 2011
	Japan	U.S.	EU	Other	Total(1)
Governments, states, municipalities and their agencies	¥2,822	¥1,184	¥2,640	¥370	¥7,016

	Translation into billions of U.S. dollars
	March 31, 2011
	Japan	U.S.	EU	Other	Total(1)
Governments, states, municipalities and their agencies	$34	$14	$32	$5	$85

(1)	Other than above, there were ¥187 billion of government, state, municipal and agency securities in Other assets—Non-trading debt securities as of March 31, 2010 and ¥410 billion ($4.95 billion) as of March 31, 2011. The vast majority of these securities are Japanese government, states, municipalities and agency securities.

Fair value hierarchy

All financial instruments measured at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (“the fair value hierarchy”) based on the transparency of inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1:

Unadjusted quoted prices in active markets for identical assets or liabilities accessible by Nomura at the measurement date.

Level 2:

Quoted prices in inactive markets or prices containing other inputs which are observable, either directly or indirectly. Valuation techniques using observable inputs reflect assumptions used by market participants in pricing financial instruments and are based on data obtained from independent market sources at the measurement date.

Level 3:

Unobservable inputs that are significant to the fair value measurement of the financial instrument. Valuation techniques using unobservable inputs reflect management’s assumptions about the estimates used by other market participants in valuing similar financial instruments. These valuation techniques are developed based on the best available information at the measurement date.

The availability of inputs observable in the market varies by product and can be affected by a variety of factors. Significant factors include, but are not restricted to the prevalence of similar products in the market, especially for customized products, how established the product is in the market, for example, whether it is a new product or is relatively mature, and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current data. A period of significant change in the market may reduce the availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.

Significant judgments used in determining the classification of financial instruments include the nature of the market in which the product would be traded, the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions for similar instruments.

Where valuation models include the use of parameters which are less observable or unobservable in the market, significant management judgment is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those valuations for Level 1 or Level 2 financial instruments.

Certain criteria management use to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotes among market participants, and the amount of publicly available information.

The following tables present information about Nomura’s financial assets and financial liabilities measured at fair value on a recurring basis as of March 31, 2010 and 2011, respectively within the fair value hierarchy.

	Billions of yen
	March 31, 2010
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2010
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥830	¥1,068	¥164	¥—	¥2,062
Private equity(3)	1	0	325	—	326
Japanese government securities	2,650	—	—	—	2,650
Japanese agency and municipal securities	104	2	0	—	106
Foreign government, agency and municipal securities	3,075	1,040	22	—	4,137
Bank and corporate debt securities and loans for trading purposes	165	1,599	131	—	1,895
Commercial mortgage-backed securities (“CMBS”)	—	110	27	—	137
Residential mortgage-backed securities (“RMBS”)	0	1,015	4	—	1,019
Mortgage and other mortgage-backed securities	—	47	117	—	164
Collateralized debt obligations (“CDO”)	1	32	43	—	76
Investment trust funds and other	29	53	10	—	92

Total cash instruments	6,855	4,966	843	—	12,664

Derivatives(4):
Equity contracts	851	650	61	—	1,562
Interest rate contracts	3	11,849	172	—	12,024
Credit contracts	0	1,751	302	—	2,053
Foreign exchange contracts	—	701	14	—	715
Commodity contracts	6	24	2	—	32
Netting	—	—	—	(14,350)	(14,350)

Total derivatives	860	14,975	551	(14,350)	2,036

Sub Total	¥7,715	¥19,941	¥1,394	¥(14,350)	¥14,700

Loans and receivables(5)	8	674	10	—	692
Other assets	383	26	38	—	447

Total	¥8,106	¥20,641	¥1,442	¥(14,350)	¥15,839

Liabilities:
Trading liabilities
Equities	¥1,366	¥196	¥0	¥—	¥1,562
Japanese government securities	1,616	—	—	—	1,616
Foreign government, agency and municipal securities	2,334	426	—	—	2,760
Bank and corporate debt securities	—	257	0	—	257
Residential mortgage-backed securities (“RMBS”)	—	2	—	—	2

Total cash instruments	5,316	881	0	—	6,197

Derivatives(4):
Equity contracts	941	790	29	—	1,760
Interest rate contracts	3	11,742	163	—	11,908
Credit contracts	0	1,660	360	—	2,020
Foreign exchange contracts	—	765	16	—	781
Commodity contracts	5	25	2	—	32
Netting	—	—	—	(14,341)	(14,341)

Total derivatives	949	14,982	570	(14,341)	2,160

Sub Total	¥6,265	¥15,863	¥570	¥(14,341)	¥8,357

Short-term borrowings(7)	—	101	9	—	110
Payables and deposits(8)	—	0	(0)	—	0
Long-term borrowings(7)(9)(10)	91	1,521	(127)	—	1,485
Other liabilities	3	3	—	—	6

Total	¥6,359	¥17,488	¥452	¥(14,341)	¥9,958

	Billions of yen
	March 31, 2011
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2011
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥951	¥1,230	¥121	¥—	¥2,302
Private equity(3)	—	—	289	—	289
Japanese government securities	2,663	—	—	—	2,663
Japanese agency and municipal securities	—	159	—	—	159
Foreign government, agency and municipal securities	3,382	789	23	—	4,194
Bank and corporate debt securities and loans for trading purposes	—	1,568	51	—	1,619
Commercial mortgage-backed securities (“CMBS”)	—	171	28	—	199
Residential mortgage-backed securities (“RMBS”)	—	1,963	3	—	1,966
Mortgage and other mortgage-backed securities	—	2	128	—	130
Collateralized debt obligations (“CDO”)	—	72	34	—	106
Investment trust funds and other	85	29	10	—	124

Total cash instruments	7,081	5,983	687	—	13,751

Derivatives(4):
Equity contracts	653	721	98	—	1,472
Interest rate contracts	16	11,750	203	—	11,969
Credit contracts	—	1,863	203	—	2,066
Foreign exchange contracts	0	1,266	49	—	1,315
Commodity contracts	29	64	4	—	97
Netting	—	—	—	(15,428)	(15,428)

Total derivatives	698	15,664	557	(15,428)	1,491

Sub Total	¥7,779	¥21,647	¥1,244	¥(15,428)	¥15,242

Loans and receivables(5)	—	543	11	—	554
Collateralized agreements(6)	—	904	—	—	904
Other assets	634	79	25	—	738

Total	¥8,413	¥23,173	¥1,280	¥(15,428)	¥17,438

Liabilities:
Trading liabilities
Equities	¥1,444	¥91	¥—	¥—	¥1,535
Japanese government securities	1,588	—	—	—	1,588
Japanese agency and municipal securities	—	2	—	—	2
Foreign government, agency and municipal securities	3,018	509	—	—	3,527
Bank and corporate debt securities	—	316	—	—	316
Commercial mortgage-backed securities (“CMBS”)	—	1	—	—	1
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Collateralized debt obligations (“CDO”)	—	0	—	—	0
Investment trust funds and other	64	—	—	—	64

Total cash instruments	6,114	919	—	—	7,033

Derivatives(4):
Equity contracts	723	784	70	—	1,577
Interest rate contracts	15	11,861	192	—	12,068
Credit contracts	—	1,835	258	—	2,093
Foreign exchange contracts	0	1,341	47	—	1,388
Commodity contracts	19	82	6	—	107
Netting	—	—	—	(15,577)	(15,577)

Total derivatives	757	15,903	573	(15,577)	1,656

Sub Total	¥6,871	¥16,822	¥573	¥(15,577)	¥8,689

Short-term borrowings(7)	—	182	1	—	183
Payables and deposits(8)	—	0	1	—	1
Collateralized financing(6)	—	332	—	—	332
Long-term borrowings(7)(9)(10)	126	1,663	144	—	1,933
Other liabilities	44	—	—	—	44

Total	¥7,041	¥18,999	¥719	¥(15,577)	¥11,182

	Translation into billions of U.S. dollars
	March 31, 2011
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2011
Assets:
Trading assets and private equity investments(2)
Equities(3)	$11.50	$14.87	$1.46	$—	$27.83
Private equity(3)	—	—	3.50	—	3.50
Japanese government securities	32.18	—	—	—	32.18
Japanese agency and municipal securities	—	1.92	—	—	1.92
Foreign government, agency and municipal securities	40.87	9.53	0.28	—	50.68
Bank and corporate debt securities and loans for trading purposes	—	18.94	0.61	—	19.55
Commercial mortgage-backed securities (“CMBS”)	—	2.06	0.34	—	2.40
Residential mortgage-backed securities (“RMBS”)	—	23.72	0.04	—	23.76
Mortgage and other mortgage-backed securities	—	0.02	1.55	—	1.57
Collateralized debt obligations (“CDO”)	—	0.87	0.41	—	1.28
Investment trust funds and other	1.03	0.35	0.12	—	1.50

Total cash instruments	85.58	72.28	8.31	—	166.17

Derivatives(4):
Equity contracts	7.89	8.71	1.18	—	17.78
Interest rate contracts	0.19	141.98	2.45	—	144.62
Credit contracts	—	22.51	2.45	—	24.96
Foreign exchange contracts	0.00	15.30	0.59	—	15.89
Commodity contracts	0.35	0.77	0.05	—	1.17
Netting	—	—	—	(186.42)	(186.42)

Total derivatives	8.43	189.27	6.72	(186.42)	18.00

Sub Total	$94.01	$261.55	$15.03	$(186.42)	$184.17

Loans and receivables(5)	—	6.56	0.14	—	6.70
Collateralized agreements(6)	—	10.92	—	—	10.92
Other assets	7.66	0.96	0.30	—	8.92

Total	$101.67	$279.99	$15.47	$(186.42)	$210.71

Liabilities:
Trading liabilities
Equities	$17.45	$1.10	$—	$—	$18.55
Japanese government securities	19.19	—	—	—	19.19
Japanese agency and municipal securities	—	0.02	—	—	0.02
Foreign government, agency and municipal securities	36.46	6.16	—	—	42.62
Bank and corporate debt securities	—	3.82	—	—	3.82
Commercial mortgage-backed securities (“CMBS”)	—	0.01	—	—	0.01
Residential mortgage-backed securities (“RMBS”)	—	0.00	—	—	0.00
Collateralized debt obligations (“CDO”)	—	0.00	—	—	0.00
Investment trust funds and other	0.77	—	—	—	0.77

Total cash instruments	73.87	11.11	—	—	84.98

Derivatives(4):
Equity contracts	8.74	9.47	0.85	—	19.06
Interest rate contracts	0.18	143.32	2.32	—	145.82
Credit contracts	—	22.17	3.12	—	25.29
Foreign exchange contracts	0.00	16.20	0.57	—	16.77
Commodity contracts	0.23	0.99	0.07	—	1.29
Netting	—	—	—	(188.22)	(188.22)

Total derivatives	9.15	192.15	6.93	(188.22)	20.01

Sub Total	$83.02	$203.26	$6.93	$(188.22)	$104.99

Short-term borrowings(7)	—	2.21	0.01	—	2.22
Payables and deposits(8)	—	0.00	0.01	—	0.01
Collateralized financing(6)	—	4.01	—	—	4.01
Long-term borrowings(7)(9)(10)	1.52	20.09	1.74	—	23.35
Other liabilities	0.53	—	—	—	0.53

Total	$85.07	$229.57	$8.69	$(188.22)	$135.11

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.
(2)	Includes investments in certain funds measured at fair value on the basis of NAV per share as a practical expedient.
(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(4)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment speeds. Credit contracts include credit default swaps as well as derivatives referencing corporate and government bonds. Derivatives previously classified under “Other contracts” have been reclassified based on the above methodology. Previously reported amounts have been reclassified to conform to the current period presentation.
(5)	Includes loans elected for the fair value option.
(6)	Includes collateralized agreements or collateralized financing elected for the fair value option.
(7)	Includes structured notes elected for the fair value option.
(8)	Includes embedded derivatives bifurcated from deposits received at banks. If unrealized gains are greater than unrealized losses, deposits are reduced by the excess amount.
(9)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gains are greater than unrealized losses, borrowings are reduced by the excess amount.
(10)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.

Valuation methodology by major class of financial asset and financial liability

The valuation methodology used by Nomura to estimate fair value for major classes of financial assets and financial liabilities, together with the significant inputs which determine classification in the fair value hierarchy, is as follows:

Equities—Equities include direct holdings of both listed and unlisted equity securities, and fund investments. Listed equity securities are valued using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid/offer prices as applicable or mid-market prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value, even if Nomura has a large “block” holding and the block could not be disposed of in its entirety at the quoted price. Listed equities traded in inactive markets are valued using the exchange price as adjusted to reflect liquidity and bid offer spreads and are classified in Level 2. Unlisted equity securities are valued using the same methodology as private equity investments described below and are usually classified as Level 3 because of the management judgment involved. As a practical expedient, fund investments are generally valued using NAV per share where available. Publicly traded mutual funds which are valued using a daily NAV per share are classified as Level 1. Investments in funds where Nomura has the ability to redeem its investment with the investee at NAV per share as of the balance sheet date or within the near term are classified as Level 2. Investments in funds where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified as Level 3.

Private equity—The valuation of unlisted private equity investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected exit price of the investment is different from the carrying value. In reaching that determination, Nomura primarily uses either its own internal valuation models based on estimated future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital or comparable market multiple valuations such as EV/EBITDA (Enterprise Value/EBITDA), PE Ratio (Price/Earnings Ratio), Price/Embedded Value Ratio and other multiples based on relationships between numbers reported in the financial statements and the price of comparable companies. Where possible these valuations are compared with the operating cash flows and financial performance of the companies or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity investments are generally classified as Level 3.

Government, state, municipal and agency securities—Japanese and other G7 government securities are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources. These securities are traded in active markets and therefore are classified within Level 1 of the fair value hierarchy. Non-G7 government securities, agency securities and municipal securities are valued using similar pricing sources but are generally classified as Level 2 as they are traded in markets that are not considered to be active. Certain non-G7 securities may be classified as Level 1 because they trade in active markets. Certain securities may be classified as Level 3 because they trade infrequently and there is not sufficient information from comparable securities to classify them as Level 2.

Corporate debt securities—The valuation of corporate debt securities is primarily performed using internal models and market inputs such as price quotes and recent market transactions of identical or similar debt, yield curves, asset swap spreads and credit default spreads. Most corporate debt securities are classified in Level 2 because the modeling inputs are usually observable. Certain corporate debt securities may be classified as Level 1 because they trade in active markets where there is sufficient information from a liquid exchange or multiple sources and they are valued using an unadjusted quote for an identical instrument. Certain securities may be classified as Level 3 because they trade infrequently and there is insufficient information from comparable securities to classify them as Level 2.

Commercial mortgage-backed securities (“CMBS”) and Residential mortgage-backed securities (“RMBS”)—The fair value of CMBS and RMBS is estimated using quoted market prices, recent market transactions or by reference to a comparable market index. CMBS and RMBS securities are classified primarily as Level 2 if all significant inputs are observable. For certain asset classes, no direct pricing sources or comparable indices are available and valuation is based on a combination of indices. These securities are classified as Level 3.

Mortgage and other mortgage-backed securities—The fair value of other mortgage backed securities is estimated using quoted market prices, recent market transactions or by reference to a comparable market index. Where all significant inputs are observable, the securities will be classified as Level 2. For certain securities, no direct pricing sources or comparable securities or indices may be available. These securities are classified as Level 3.

Collateralized debt obligations (“CDO”)—CDOs are valued using internal models where quoted market prices do not exist. Key inputs used by the model include market spread data for each credit rating, prepayment speeds, recovery rates and default probabilities. Since some of these inputs are unobservable, certain CDOs are classified as Level 3 where the unobservable inputs are significant.

Investment trust funds and other—Investment trust funds are generally valued using NAV per share. Publicly traded funds which are valued using a daily NAV per share are classified as Level 1. For funds that are not publicly traded but Nomura has the ability to redeem its investment with the investee at NAV per share on the balance sheet date or within the near term, the investments are classified as Level 2. Investments where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified as Level 3.

Derivatives—Exchange-traded derivatives are usually valued using unadjusted quoted market prices and are therefore classified as Level 1. Where exchange-traded derivatives are not valued at the exchange price due to timing differences, these are classified as Level 2. OTC derivatives are valued by internal models using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Valuation techniques include simple discounted expected cash flow techniques and Black-Scholes and Monte Carlo simulations. For OTC derivatives that trade in liquid markets, such as plain vanilla forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. OTC derivatives are classified within Level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence. Derivatives that are valued using models with significant unobservable inputs such as correlation, long-dated volatility, credit curves or other unobservable inputs are classified within Level 3. Examples of derivatives classified as Level 3 by Nomura include exotic interest rate derivatives, exotic foreign exchange derivatives, exotic equity derivatives, exotic derivatives including a combination of interest rate, foreign exchange and equity risks and certain other transactions including long-dated or exotic credit derivatives. Valuation adjustments are recorded to model valuations which do not calibrate to market and consider all factors that would impact fair value including bid offer, liquidity and credit risk; both with regards to counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities.

Loans—Loans carried at fair value either as trading assets or through election of the fair value option are valued primarily through internal models using similar inputs to corporate debt securities as quoted prices are usually not available. Where there are no significant inputs which are unobservable, loans are classified as Level 2. Certain loans, however, may be classified as Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them as Level 2.

Collateralized agreements and Collateralized financing—Resale and repurchase agreements carried at fair value through election of the fair value option are valued using discounted cash flow models. Key inputs include expected future cash flows, interest rates and collateral funding spreads such as general collateral or special rates. Resale and repurchase agreements are generally classified in Level 2 of the fair value hierarchy as unobservable inputs are not significant. Where the unobservable inputs are significant, they will be classified in Level 3.

Short-term and long-term borrowings (“Structured notes”)—Structured notes are debt securities issued by Nomura which contain embedded features that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variables, such as an equity or equity index, commodity price, foreign exchange rate, credit rating of a third party or a more complex interest rate. The fair value of structured notes is estimated using a quoted price in an active market for the identical liability if available, and where not available, using a mixture of valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, similar liabilities when traded as assets, and also the amount at the measurement date that Nomura would pay to transfer the identical liability or would receive if the identical liability is entered at the measurement date. The fair value of structured notes includes an adjustment to reflect Nomura’s own creditworthiness. This adjustment can differ depending on the market in which the structured note is issued and traded. Structured notes are generally classified in Level 2 of the fair value hierarchy as unobservable inputs are not significant. Where the unobservable inputs are significant, they will be classified in Level 3.

Long-term borrowings (“Secured financing transactions”)—Secured financing transactions are liabilities recognized when a transfer of a financial asset does not meet the criteria for sales accounting under ASC 860 and therefore the transaction is accounted for as a secured borrowing. This liability is valued using the same methodology that is applied to the transferred financial assets which remain on the consolidated balance sheets and is therefore classified in the same level in the fair value hierarchy as the transferred financial assets. These liabilities do not provide general recourse to Nomura and therefore no adjustment is made to reflect Nomura’s own creditworthiness.

Level 3 financial assets and financial liabilities

Level 3 financial assets and financial liabilities consist of instruments whose valuations are significantly dependent on inputs which are unobservable in the market.

Financial instruments classified as Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 instruments are also measured using both observable and unobservable inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable parameters.

The following tables present the gains and losses as well as increases and decreases of assets and liabilities measured at fair value on a recurring basis which Nomura classified as Level 3 for year ended March 31, 2010 and 2011, respectively.

	Billions of yen
		Year ended March 31, 2010
	Balance as of April 1, 2009	Unrealized and realized gains/losses included in revenue					Purchases (issuances) / sales (redemption), and settlement(2)	Net transfers in / (out of) Level 3(4)	Balance as of March 31, 2010
		Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)
Assets:
Trading assets and private equity investments
Equities	¥284	¥(13)	¥—	¥—	¥(1)	¥(14)	¥(31)	¥(75)	¥164
Private equity	322	—	—	10	—	10	(7)	—	325
Japanese agency and municipal securities	0	0	—	—	—	0	0	—	0
Foreign government, agency and municipal securities	34	3	—	—	—	3	(11)	(4)	22
Bank and corporate debt securities and loans for trading purposes	485	0	—	—	0	0	(176)	(178)	131
Commercial mortgage-backed securities (“CMBS”)	12	(13)	—	—	—	(13)	83	(55)	27
Residential mortgage- backed securities (“RMBS”)	12	(0)	—	—	—	(0)	(10)	2	4
Mortgage and other mortgage-backed securities	234	9	—	—	—	9	(126)	0	117
Collateralized debt obligations (“CDO”)	17	2	—	—	—	2	24	(0)	43
Investment trust funds and other	5	0	—	—	—	0	4	1	10

Total cash instruments	1,405	(12)	—	10	(1)	(3)	(250)	(309)	843

Derivatives, net(5)
Equity contract	0	9	—	—	—	9	25	(2)	32
Interest rate contracts	63	(36)	—	—	—	(36)	(9)	(9)	9
Credit contracts	196	(140)	—	—	—	(140)	(66)	(48)	(58)
Foreign exchange contracts	(2)	2	—	—	—	2	(4)	2	(2)
Commodity contracts	10	(5)	—	—	—	(5)	(6)	1	(0)

Total derivatives, net	267	(170)	—	—	—	(170)	(60)	(56)	(19)

Sub Total	¥1,672	¥(182)	¥—	¥10	¥(1)	¥(173)	¥(310)	¥(365)	¥824

Loans and receivables	4	1	—	—	—	1	(0)	5	10
Other assets	50	(1)	(1)	—	—	(2)	(10)	(0)	38

Total	¥1,726	¥(182)	¥(1)	¥10	¥(1)	¥(174)	¥(320)	¥(360)	¥872

Liabilities:
Trading liabilities
Equities	¥1	¥0	¥—	¥—	¥—	¥0	¥(0)	¥(1)	¥0
Bank and corporate debt securities	(0)	(0)	—	—	—	(0)	(0)	(0)	0

Sub Total	¥1	¥0	¥—	¥—	¥—	¥0	¥(0)	¥(1)	¥0

Short-term borrowings	8	7	—	—	—	7	11	(3)	9
Payables and deposits	(1)	(1)	—	—	—	(1)	(0)	(0)	(0)
Long-term borrowings	(81)	52	—	—	—	52	149	(143)	(127)

Total	¥(73)	¥58	¥—	¥—	¥—	¥58	¥160	¥(147)	¥(118)

	Billions of yen
		Year ended March 31, 2011
		Unrealized and realized gains/losses included in revenue					Purchases (issuances) / sales (redemption), and settlement(2)(3)	Net transfers in / (out of) Level 3(4)	Balance as of March 31, 2011
	Balance as of April 1, 2010	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)
Assets:
Trading assets and private equity investments
Equities	¥164	¥(1)	¥—	¥—	¥(1)	¥(2)	¥(33)	¥(8)	¥121
Private equity	325	—	—	19	0	19	(55)	—	289
Japanese agency and municipal securities	0	0	—	—	—	0	3	(3)	—
Foreign government, agency and municipal securities	22	6	—	—	—	6	5	(10)	23
Bank and corporate debt securities and loans for trading purposes	131	8	—	—	0	8	(37)	(51)	51
Commercial mortgage-backed securities (“CMBS”)	27	6	—	—	—	6	5	(10)	28
Residential mortgage-backed securities (“RMBS”)	4	1	—	—	—	1	(2)	0	3
Mortgage and other mortgage-backed securities	117	0	—	—	—	0	9	2	128
Collateralized debt obligations (“CDO”)	43	1	—	—	—	1	(10)	0	34
Investment trust funds and other	10	0	—	—	—	0	(0)	—	10

Total cash instruments	843	21	—	19	(1)	39	(115)	(80)	687

Derivatives, net(5)
Equity contract	32	30	—	—	—	30	(39)	5	28
Interest rate contracts	9	80	—	—	—	80	(71)	(7)	11
Credit contracts	(58)	(51)	—	—	—	(51)	50	4	(55)
Foreign exchange contracts	(2)	(2)	—	—	—	(2)	(1)	7	2
Commodity contracts	(0)	(6)	—	—	—	(6)	3	1	(2)

Total derivatives, net	(19)	51	—	—	—	51	(58)	10	(16)

Sub Total	¥824	¥72	¥—	¥19	¥(1)	¥90	¥(173)	¥(70)	¥671

Loans and receivables	10	0	—	—	—	0	7	(6)	11
Other assets	38	(0)	1	—	—	1	(1)	(13)	25

Total	¥872	¥72	¥1	¥19	¥(1)	¥91	¥(167)	¥(89)	¥707

Liabilities:
Trading liabilities
Equities	¥0	¥(0)	¥—	¥—	¥—	¥(0)	¥0	¥(0)	¥—
Foreign government, agency and municipal securities	—	0	—	—	—	0	0	(0)	—
Bank and corporate debt securities	0	0	—	—	—	0	(0)	(0)	—

Sub Total	¥0	¥0	¥—	¥—	¥—	¥0	¥(0)	¥(0)	¥—

Short-term borrowings	9	1	—	—	—	1	(6)	(1)	1
Payables and deposits	(0)	0	—	—	—	0	1	(0)	1
Long-term borrowings	(127)	49	—	—	—	49	295	25	144

Total	¥(118)	¥50	¥—	¥—	¥—	¥50	¥290	¥24	¥146

	Translation into billions of U.S. dollars
		Year ended March 31, 2011
		Unrealized and realized gains/losses included in revenue						Net transfers in / (out of) Level 3(4)	Balance as of March 31, 2011
	Balance as of April 1, 2010	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlement(2)(3)
Assets:
Trading assets and private equity investments
Equities	$1.98	$(0.01)	$—	$—	$(0.01)	$(0.02)	$(0.40)	$(0.10)	$1.46
Private equity	3.93	—	—	0.23	0.00	0.23	(0.66)	—	3.50
Japanese agency and municipal securities	0.00	0.00	—	—	—	0.00	0.04	(0.04)	—
Foreign government, agency and municipal securities	0.27	0.07	—	—	—	0.07	0.06	(0.12)	0.28
Bank and corporate debt securities and loans for trading purposes	1.58	0.10	—	—	0.00	0.10	(0.45)	(0.62)	0.61
Commercial mortgage-backed securities (“CMBS”)	0.33	0.07	—	—	—	0.07	0.06	(0.12)	0.34
Residential mortgage-backed securities (“RMBS”)	0.05	0.01	—	—	—	0.01	(0.02)	0.00	0.04
Mortgage and other mortgage-backed securities	1.41	0.00	—	—	—	0.00	0.12	0.02	1.55
Collateralized debt obligations (“CDO”)	0.52	0.01	—	—	—	0.01	(0.12)	0.00	0.41
Investment trust funds and other	0.12	0.00	—	—	—	0.00	(0.00)	—	0.12

Total cash instruments	10.19	0.25	—	0.23	(0.01)	0.47	(1.37)	(0.98)	8.31

Derivatives, net(5)
Equity contract	0.39	0.36	—	—	—	0.36	(0.48)	0.06	0.33
Interest rate contracts	0.11	0.97	—	—	—	0.97	(0.87)	(0.08)	0.13
Credit contracts	(0.70)	(0.62)	—	—	—	(0.62)	0.60	0.05	(0.67)
Foreign exchange contracts	(0.02)	(0.02)	—	—	—	(0.02)	(0.01)	0.07	0.02
Commodity contracts	(0.00)	(0.07)	—	—	—	(0.07)	0.04	0.01	(0.02)

Total derivatives, net	(0.22)	0.62	—	—	—	0.62	(0.72)	0.11	(0.21)

Sub Total	$9.97	$0.87	$—	$0.23	$(0.01)	$1.09	$(2.09)	$(0.87)	$8.10

Loans and receivables	0.12	0.00	—	—	—	0.00	0.08	(0.06)	0.14
Other assets	0.46	(0.00)	0.01	—	—	0.01	(0.01)	(0.16)	0.30

Total	$10.55	$0.87	$0.01	$0.23	$(0.01)	$1.10	$(2.02)	$(1.09)	$8.54

Liabilities:
Trading liabilities
Equities	$0.00	$(0.00)	—	$—	$—	$(0.00)	$0.00	$(0.00)	$—
Foreign government, agency and municipal securities	—	0.00	—	—	—	0.00	0.00	(0.00)	—
Bank and corporate debt securities	0.00	0.00	—	—	—	0.00	(0.00)	(0.00)	—

Sub Total	$0.00	$0.00	$—	$—	$—	$0.00	$(0.00)	$(0.00)	$—

Short-term borrowings	0.10	0.01	—	—	—	0.01	(0.07)	(0.01)	0.01
Payables and deposits	(0.00)	0.00	—	—	—	0.00	0.01	(0.00)	0.01
Long-term borrowings	(1.53)	0.59	—	—	—	0.59	3.56	0.30	1.74

Total	$(1.43)	$0.60	$—	$—	$—	$0.60	$3.50	$0.29	$1.76

(1)	Includes gains and losses reported within Revenue—Other and Non-interest expenses—Other in the consolidated statements of operations.
(2)	Includes the effect of foreign exchange movements.
(3)	Includes the effect from the application of ASC 810 which has been amended in accordance with ASU 2009-16 and ASU 2009-17.
(4)	If assets and liabilities move from Level 3 to another Level or move from another Level to Level 3, the amount reported in Net transfers in / (out of) Level 3 is the fair value as of the beginning of the quarter during which the movement occurs. Therefore if assets and liabilities move from another Level to Level 3 all gains/(losses) during the quarter are included in the table and if assets and liabilities move from Level 3 to another Level all gains/(losses) during the quarter are excluded from the table.
(5)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayments speeds. Credit contracts include credit default swaps as well as derivatives referencing corporate and government bonds. Derivatives previously classified under “Other contracts” have been reclassified based on the above methodology. Previously reported amounts have been reclassified to conform to the current period presentation.

Significant transfers between levels during the year

Nomura assumes that transfer of the assets and liabilities from one Level to another Level occurs at the beginning of each quarter. Classification of derivatives includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayments speeds. Credit contracts include credit default swaps as well as derivatives referencing corporate and government bonds. Derivatives previously classified under “Other contracts” have been reclassified based on the above methodology. Previously reported amounts have been reclassified to conform to the current period presentation.

Transfers between Level 1 and Level 2

There were no significant transfers between Level 1 and Level 2 for the years ended March 31, 2010 and 2011.

Transfers between Level 1 or Level 2 and Level 3

Trading assets and private equity investments—Equities For the year ended March 31, 2010, approximately ¥61 billion were transferred from Level 3 to Level 2 due to the amendments to ASC 820 required by ASU 2009-12. For the year ended March 31, 2011, there were no significant transfers between Level 1 or Level 2 and Level 3.

Trading assets and private equity investments—Bank and corporate debt securities and loans for trading purposes For the year ended March 31, 2010, approximately ¥82 billion was transferred from Level 3 to Level 2 due to the amendment of ASC 820 required by ASU 2009-12 and approximately ¥55 billion was transferred from Level 3 to Level 2 as certain market parameters became observable. For the year ended March 31, 2011, approximately ¥43 billion ($0.52 billion) was transferred from Level 3 to Level 2 as certain market parameters became observable.

Trading assets and private equity investments—Commercial mortgage-backed securities For the year ended March 31, 2010, approximately ¥54 billion was transferred from Level 3 to Level 2 as external prices became observable. For the year ended March 31, 2011, there were no significant transfers between Level 1 or Level 2 and Level 3.

Derivatives, net For the year ended March 31, 2010, interest rate contracts of approximately ¥63 billion were transferred from Level 3 to Level 2 due to the lowest level of significant inputs to value these derivatives moving from Level 3 to Level 2. Credit contracts of approximately ¥42 billion were transferred from Level 3 to Level 2 as underlying credit inputs became more transparent. Interest rate contracts of approximately ¥54 billion were transferred from Level 2 to Level 3 due to the lowest level of significant inputs to value these derivatives moving from Level 2 to Level 3. Losses on interest rate contracts from the transfer from Level 2 to Level 3 were ¥5 billion which were recognized in the quarter when the transfer from Level 2 to Level 3 occurred. For the year ended March 31, 2011, there were no significant transfers between Level 1 or Level 2 and Level 3.

Long-term borrowings For the year ended March 31, 2010, structured notes of approximately ¥154 billion were transferred from Level 3 to Level 2 as the underlying reference assets of the notes became observable. For the year ended March 31, 2011, there were no significant transfers between Level 1 or Level 2 and Level 3.

The following table presents the amounts of unrealized gains (losses) for the year ended March 31, 2010 and 2011 respectively, relating to those financial instruments which Nomura classified as Level 3 within the fair value hierarchy and that were still held by Nomura at the balance sheet date:

	Billions of yen
	Year ended March 31, 2010
	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains /(losses)
Assets:
Trading assets and private equity investments
Equities	¥2	¥—	¥—	¥(1)	¥1
Private equity	—	—	4	—	4
Japanese agency and municipal securities	0	—	—	—	0
Foreign government, agency and municipal securities	(2)	—	—	—	(2)
Bank and corporate debt securities and loans for trading purposes	37	—	—	—	37
Commercial mortgage-backed securities (“CMBS”)	2	—	—	—	2
Residential mortgage-backed securities (“RMBS”)	(0)	—	—	—	(0)
Mortgage and other mortgage-backed securities	(7)	—	—	—	(7)
Collateralized debt obligations (“CDO”)	3	—	—	—	3
Investment trust funds and other	1	—	—	—	1

Total cash instruments	36	—	4	(1)	39

Derivatives, net(2):
Equity contracts	40	—	—	—	40
Interest rate contracts	32	—	—	—	32
Credit contracts	(98)	—	—	—	(98)
Foreign exchange contracts	0	—	—	—	0
Commodity contracts	0	—	—	—	0

Total derivatives, net	(26)	—	—	—	(26)

Sub Total	¥10	¥—	¥4	¥(1)	¥13

Loans and receivables	(1)	—	—	—	(1)
Other assets	—	(1)	—	—	(1)

Total	¥9	¥(1)	¥4	¥(1)	¥11

Liabilities:
Trading liabilities
Bank and corporate debt securities	¥(0)	¥—	¥—	¥—	¥(0)

Sub Total	¥(0)	¥—	¥—	¥—	¥(0)

Short-term borrowings	6	—	—	—	6
Payables and deposits	(1)	—	—	—	(1)
Long-term borrowings	(66)	—	—	—	(66)

Total	¥(61)	¥—	¥—	¥—	¥(61)

	Billions of yen
	Year ended March 31, 2011
	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains /(losses)
Assets:
Trading assets and private equity investments
Equities	¥(7)	¥—	¥—	¥(1)	¥(8)
Private equity	—	—	8	—	8
Foreign government, agency and municipal securities	1	—	—	—	1
Bank and corporate debt securities and loans for trading purposes	(1)	—	—	—	(1)
Commercial mortgage-backed securities (“CMBS”)	9	—	—	—	9
Residential mortgage-backed securities (“RMBS”)	0	—	—	—	0
Mortgage and other mortgage-backed securities	(5)	—	—	—	(5)
Collateralized debt obligations (“CDO”)	(0)	—	—	—	(0)
Investment trust funds and other	0	—	—	—	0

Total cash instruments	(3)	—	8	(1)	4

Derivatives, net(2):
Equity contracts	23	—	—	—	23
Interest rate contracts	91	—	—	—	91
Credit contracts	(28)	—	—	—	(28)
Foreign exchange contracts	(1)	—	—	—	(1)
Commodity contracts	(4)	—	—	—	(4)

Total derivatives, net	81	—	—	—	81

Sub Total	¥78	¥—	¥8	¥(1)	¥85

Loans and receivables	0	—	—	—	0
Other assets	(0)	2	—	—	2

Total	¥78	¥2	¥8	¥(1)	¥87

Liabilities:
Short-term borrowings	0	—	—	—	0
Payables and deposits	0	—	—	—	0
Long-term borrowings	12	—	—	—	12

Total	¥12	¥—	¥—	¥—	¥12

	Translation into billions of dollars
	Year ended March 31, 2011
	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains /(losses)
Assets:
Trading assets and private equity investments
Equities	$(0.08)	$—	$—	$(0.01)	$(0.09)
Private equity	—	—	0.10	—	0.10
Foreign government, agency and municipal securities	0.01	—	—	—	0.01
Bank and corporate debt securities and loans for trading purposes	(0.01)	—	—	—	(0.01)
Commercial mortgage-backed securities (“CMBS”)	0.11	—	—	—	0.11
Residential mortgage-backed securities (“RMBS”)	0.00	—	—	—	0.00
Mortgage and other mortgage-backed securities	(0.06)	—	—	—	(0.06)
Collateralized debt obligations (“CDO”)	(0.00)	—	—	—	(0.00)
Investment trust funds and other	0.00	—	—	—	0.00

Total cash instruments	(0.03)	—	0.10	(0.01)	0.06

Derivatives, net(2):
Equity contracts	0.28	—	—	—	0.28
Interest rate contracts	1.10	—	—	—	1.10
Credit contracts	(0.34)	—	—	—	(0.34)
Foreign exchange contracts	(0.01)	—	—	—	(0.01)
Commodity contracts	(0.05)	—	—	—	(0.05)

Total derivatives, net	0.98	—	—	—	0.98

Sub Total	$0.95	$—	$0.10	$(0.01)	$1.04

Loans and receivables	0.00	—	—	—	0.00
Other assets	(0.00)	0.02	—	—	0.02

Total	$0.95	$0.02	$0.10	$(0.01)	$1.06

Liabilities:
Short-term borrowings	0.00	—	—	—	0.00
Payables and deposits	0.00	—	—	—	0.00
Long-term borrowings	0.14	—	—	—	0.14

Total	$0.14	$—	$—	$—	$0.14

(1)	Includes gains and losses reported within Revenue—Other and Non-interest expenses—Other in the consolidated statements of operations.
(2)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment speeds. Credit contracts include credit default swaps as well as derivatives referencing corporate and government bonds. Derivatives previously classified under “Other contracts” have been reclassified based on the above methodology. Previously reported amounts have been reclassified to conform to the current period presentation.

During the year ended March 31, 2011, a lack of liquidity persists in certain asset classes which has impacted the observability of certain inputs which are significant to Nomura’s financial instrument valuations. These inputs include certain foreign currency exchange volatilities, certain interest rate volatilities and certain credit spreads.

As described above, the valuation of Level 3 financial assets and liabilities is dependent on certain significant inputs which cannot be observed in the market. Common characteristics of an inactive market include a low number of transactions of the financial instrument, stale or non-current price quotes, price quotes that vary substantially either over time or among market makers, or little publicly released information. Unobservable inputs include volatility risk and correlation risk for derivative instruments, refinancing periods and recovery rates for credit-related products and loans, and macroeconomic factors affecting the value of collateral for asset-backed securitization products.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be established using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered as an unobservable parameter. Other techniques for determining an appropriate value for unobservable parameters may consider information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information Nomura would expect market participants to use in valuing similar instruments.

There is a range of fair values for Level 3 financial instruments as a result of the uncertainties described above. The specific valuation for each instrument is based on management’s judgment of prevailing market conditions, in accordance with Nomura’s established valuation policies and procedures. Using reasonably possible alternative assumptions to value Level 3 financial instruments will significantly influence fair values.

As described earlier, Level 3 financial instruments are often hedged by instruments in Level 1 or Level 2 of the fair value hierarchy. For the year ended March 31, 2011, gains and losses related to Level 3 assets did not have a material impact on Nomura’s liquidity and capital resources management.

As the valuation of these instruments fluctuates in response to a variety of factors, including, but not limited to, general market sentiment, credit, interest rate, foreign exchange and correlation risk, current values may decrease if market conditions deteriorate. Conversely, should conditions improve, an increase in value of the Level 3 portfolio would be expected.

Investments in investment funds that calculate NAV per share

In the normal course of business, Nomura invests in non-consolidated funds which meet the definition of investment companies or are similar in nature and which do not have readily determinable fair values. For certain of these investments, Nomura uses NAV per share as the basis for valuation as a practical expedient. Some of these investments are redeemable at different amounts from NAV per share.

The following table provides information on these investments where NAV per share is calculated or disclosed as of March 31, 2010 and March 31, 2011. Investments are presented by major category relevant to the nature of Nomura’s business and risks.

	Billions of yen
	March 31, 2010
	Fair Value(1)	Unfunded Commitments(2)	Redemption Frequency (if currently eligible)(3)	Redemption Notice Period(4)
Hedge funds	¥156	¥1	Weekly/Monthly	1-90 days
Venture capital funds	2	0	—	—
Private equity funds	59	24	Quarterly	30 days
Real estate funds	12	14	—	—

Total	¥229	¥39

	Billions of yen		Translation into billions of U.S. dollars
	March 31, 2011
	Fair Value(1)	Unfunded Commitments(2)	Fair Value(1)	Unfunded Commitments(2)	Redemption Frequency (if currently eligible)(3)	Redemption Notice Period(4)
Hedge funds	¥91	¥0	$1.10	$0.00	Weekly/Monthly	Same day-95 days
Venture capital funds	2	0	0.02	0.00	—	—
Private equity funds	64	23	0.77	0.28	Quarterly	30 days
Real estate funds	8	15	0.10	0.18	—	—

Total	¥165	¥38	$1.99	$0.46

(1)	Fair value generally determined using NAV per share as a practical expedient.
(2)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(3)	The range in frequency with which Nomura can redeem investments.
(4)	The notice period required to be provided before redemption is possible.

Hedge funds:

These investments include funds of funds that invest in multiple asset classes. Nomura has developed the business of issuing structured notes linked to hedge funds. As a result most of the risks are transferred as pass-through. The fair values of these investments are estimated using the NAV per share of the investments. Although most of these funds can be redeemed within six months, certain funds cannot be redeemed within six months due to contractual, liquidity or gating issues. The redemption period cannot be estimated for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Venture capital funds:

These investments include primarily start-up funds. The fair values of the investments in this category are estimated using the NAV per share of the investments. Most of these funds cannot be redeemed within six months. The redemption period cannot be estimated for certain suspended or liquidating funds. These investments contain restrictions against transfers of the investments to third parties.

Private equity funds:

These investments are made mainly in various sectors in Europe, United States and Japan. The fair values of certain investments in this category are estimated using the NAV per share. Redemption is restricted for most of these investments. Some of these investments contain restrictions against transfers of the investments to third parties.

Real estate funds:

These are investments in commercial and other types of real estate. The fair values of the investments in this category are estimated using the NAV per share of the investments. Redemption is restricted for most of these investments. These investments contain restrictions against transfers of the investments to third parties.

Fair value option for financial assets and financial liabilities

Nomura carries certain eligible financial assets and liabilities at fair value through the election of the fair value option permitted by ASC 815 and ASC 825. When Nomura elects the fair value option for an eligible item, changes in that item’s fair value are recognized in the consolidated statements of operations. Election of the fair value option is generally irrevocable unless an event that gives rise to a new basis of accounting for that instrument occurs.

The financial assets and financial liabilities primarily elected for the fair value option by Nomura, and the reasons for the election, are as follows:

•

Loans which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate volatility in the consolidated statements of operations caused by the difference in measurement basis that otherwise would arise between loans and the derivatives used to risk manage those instruments.

•

Equity method investments held for capital appreciation or current income purposes, which Nomura generally has an intention to exit rather than hold indefinitely. Nomura elects the fair value option to more appropriately represent the purpose of these investments in these consolidated financial statements.

•

Resale and repurchase agreements which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate volatility in the consolidated statements of operations caused by the difference in measurement basis that otherwise would arise between the resale and repurchase agreements and the derivatives used to risk manage those instruments.

•

Financial liabilities recognized in transactions which are accounted for as secured financing transactions under ASC 860. Nomura elects the fair value option for these financial liabilities to mitigate volatility in the consolidated statements of operations that otherwise would arise had this election not been made. Even though Nomura usually has little or no continuing economic exposure to the transferred financial assets, they remain on the consolidated balance sheets and continue to be carried at fair value, with changes in fair value recognized through the consolidated statements of operations; and

•

All structured notes issued on or after April 1, 2008. Nomura elects the fair value option for those structured notes primarily to mitigate the volatility in the consolidated statements of operations caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to risk manage those positions. Nomura also elects the fair value option for certain notes issued by consolidated variable interest entities for the same purpose and for certain structured notes issued prior to April 1, 2008.

Interest and dividends arising from financial instruments for which the fair value option has been elected are recognized within Interest revenue or Interest expense or Revenue—Net gain (loss) on trading.

The following table presents gains (losses) due to changes in fair value for financial instruments measured at fair value using the fair value option for the years ended March 31, 2010 and 2011, respectively.

	Billions of yen		Translation into billions of U.S. dollars
	Year ended March 31
	2010	2011	2011
	Net gain (loss) on trading
Assets:
Trading assets and private equity investments(1)
Trading assets	¥(1)	¥(4)	$(0.04)
Private equity	(0)	0	0.00
Collateralized agreements(2)	—	6	0.07
Loans and receivables	8	8	0.09

Total	¥7	¥10	$0.12

Liabilities:
Short-term borrowings(3)	¥(3)	¥(7)	$(0.08)
Collateralized financing(2)	—	(0)	(0.00)
Long-term borrowings(3)(4)	(147)	(37)	(0.45)

Total	¥(150)	¥(44)	$(0.53)

(1)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(2)	Includes resale and repurchase agreements elected for the fair value option.
(3)	Includes structured notes and other financial liabilities elected for the fair value option.
(4)	Includes liabilities recognized from secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.

Nomura elected to apply the fair value option for its 45.5% investment in the common stock of Ashikaga Holdings Co., Ltd. (“Ashikaga Holdings”). This investment is reported within Trading assets and private equity investments—Private equity investments in the consolidated balance sheets.

Ashikaga Holdings recognized total revenue of ¥118 billion, total expense of ¥93 billion and a net gain of ¥25 billion for the year ended March 31, 2010. As of March 31, 2010, its total assets and total liabilities were ¥4,990 billion and ¥4,755 billion, respectively, determined in accordance with accounting principles generally accepted in Japan. Ashikaga Holdings recognized total revenue of ¥106 billion ($1.28 billion), total expense of ¥90 billion ($1.09 billion) and a net gain of ¥16 billion ($0.19 billion) for the year ended March 31, 2011. As of March 31, 2011, its total assets and total liabilities were ¥5,219 billion ($63.06 billion) and ¥4,979 billion ($60.16 billion), respectively, determined in accordance with accounting principles generally accepted in Japan.

Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected by discounting future cash flows at a rate which incorporates observable changes in its credit spread. Losses from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in Nomura’s creditworthiness were ¥64 billion for the year ended March 31, 2010, mainly due to the tightening of Nomura’s credit spread. Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in Nomura’s creditworthiness, were ¥9 billion ($0.11 billion) for the year ended March 31, 2011, mainly because of the widening of Nomura’s credit spread.

There was no significant impact on financial assets for which the fair value option was elected attributable to instrument-specific credit risk.

As of March 31, 2010, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥1 billion more than the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥6 billion less than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

As of March 31, 2011, there were no significant differences between the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected and the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥50 billion ($0.60 billion) less than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

Assets and liabilities carried at fair value on a nonrecurring basis—

In addition to the financial instruments carried at fair value on a recurring basis, Nomura also carries other assets and liabilities at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances such as to measure impairment.

For the year ended March 31, 2010, Nomura recognized impairment losses of ¥3 billion within Non-interest expenses—Other in the consolidated statements of operations against certain listed equity method investees as the impairment was recognized due to an other-than-temporary decline in value. The carrying amount of these investments, which is included within Other assets—Investments in and advances to affiliated companies in the consolidated balance sheets, was written down to their fair value of ¥2 billion. Fair value was determined in accordance with ASC 820 using unadjusted quoted market prices. Consequently, these nonrecurring fair value measurements have been determined using inputs which would be classified as Level 1 in the fair value hierarchy. There were no significant impairments recognized for the year ended March 31, 2011.

Estimated fair value

Financial assets which are carried at contractual amounts that approximate fair value include Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell, and Securities borrowed. Financial liabilities which are carried at contractual amounts that approximate fair value include Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings. These financial instruments mature principally within one year and bear interest at rates that approximate market rates.

Loans receivable

Loans receivable are carried at cost adjusted for deferred fees or costs on originated loans, unamortized premiums or discounts on purchased loans less applicable allowances for loan losses, unless the fair value option is elected and they are held at fair value. The fair value of loans receivable is estimated based on loan characteristics. Where quoted market prices are available, such market prices are utilized to estimate fair value.

The following table presents carrying values and fair values or approximate fair values of loans receivable. Carrying values are shown after deducting allowances for loan losses.

	Billions of yen				Translation into billions of U.S. dollars
	March 31
	2010		2011		2011
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Loans receivable	¥1,306	¥1,299	¥1,268	¥1,265	$15.32	$15.29

Long-term borrowings

For long-term borrowings, certain hybrid financial instruments including structured notes are carried at fair value under the fair value option. Except for those instruments, long-term borrowings are carried at historical amounts unless such borrowings are designated as the hedged item in a fair value hedge. The fair value of long-term borrowings is estimated using quoted market prices where available or by discounting future cash flows.

The following table presents carrying values and fair values or approximate fair values of long-term borrowings.

	Billions of yen				Translation into billions of U.S. dollars
	March 31
	2010		2011		2011
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Long-term borrowings	¥7,199	¥6,984	¥8,403	¥8,179	$101.53	$98.83

4. Derivative instruments and hedging activities:

Nomura uses a variety of derivative financial instruments, including futures, forwards, options and swaps, for both trading and non-trading purposes.

Derivatives used for trading purposes

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet clients needs, for its trading activities, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.

Nomura also enters into various derivative financial instrument transactions including futures, forwards, option and swap contracts involving securities, foreign currency, interest rate and other capital market instruments as part of its normal trading activities and for market risk management of certain non-trading assets and liabilities.

Nomura maintains active trading positions in a variety of derivative financial instruments. Most of Nomura’s trading activities are client oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging clients’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives to assist its clients in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide clients with securities and other capital markets products at competitive prices.

Futures and forwards contracts are commitments to either purchase or sell securities, foreign currency or other capital market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are executed through regulated exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts is considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to the performance of the related counterparties.

Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.

Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may result in combined interest rate and foreign currency exposures. Entering into swap agreements may involve the risk of credit losses in the event of the counterparties’ default.

To the extent these derivative financial instruments are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, Nomura generally enters into International Swaps and Derivatives Association, Inc. master agreements or their equivalents (“Master Netting Agreements”) with each of its counterparties. Master Netting Agreements provide a right of offset in the event of bankruptcy and mitigate the credit risk exposure from these transactions. In some cases, they enable unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivatives to be presented on a net-by-counterparty basis and on a net-by-cash collateral basis in accordance with ASC 210-20.

Nomura offset ¥640 billion of cash collateral receivables against net derivative liabilities and ¥649 billion of cash collateral payables against net derivative assets as of March 31, 2010. Nomura offset ¥605 billion ($7.31 billion) of cash collateral receivables against net derivative liabilities and ¥456 billion ($5.51 billion) of cash collateral payables against net derivative assets as of March 31, 2011.

Derivatives used for non-trading purposes

Nomura’s principal objectives in using derivatives for non-trading purposes are to manage interest rate risk, to modify the interest rate characteristics of certain financial liabilities, to manage net investment exposure to fluctuations in foreign exchange rates arising from certain foreign operations and to mitigate equity price risk arising from certain stock-based compensation awards given to employees.

Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as credit risk associated with derivatives utilized for trading purposes.

Concentrations of credit risk for derivatives

The following table presents Nomura’s significant concentration of exposures to credit risk in OTC derivatives with financial institutions. The gross fair value of derivative assets represents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and any collateral or other security Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	March 31, 2010
	Gross Fair Value of derivative assets	Impact of Master Netting Arrangements	Impact of Collateral	Net Exposure to Credit Risk
Financial institutions	¥12,340	¥(11,353)	¥(594)	¥393

	Billions of yen
	March 31, 2011
	Gross Fair Value of derivative assets	Impact of Master Netting Arrangements	Impact of Collateral	Net Exposure to Credit Risk
Financial institutions	¥12,733	¥(11,611)	¥(442)	¥680

	Translation into billions of U.S. dollars
	March 31, 2011
	Gross Fair Value of derivative assets	Impact of Master Netting Arrangements	Impact of Collateral	Net Exposure to Credit Risk
Financial institutions	$153.85	$(140.30)	$(5.34)	$8.21

Derivative activities

The following table quantifies the volume of Nomura’s derivative activity through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty netting of derivative assets and liabilities and cash collateral netting against net derivatives.

	Billions of yen
	March 31, 2010
	Derivative Assets		Derivative Liabilities
	Notional	Fair Value	Notional(1)	Fair Value(1)
Derivatives used for trading purposes(2):
Equity contracts	¥19,070	¥1,562	¥18,391	¥1,681
Interest rate contracts	368,014	11,997	359,576	11,616
Credit contracts	33,611	2,053	36,103	2,020
Foreign exchange contracts	65,428	715	63,090	780
Commodity contracts	387	32	338	32

Total	¥486,510	¥16,359	¥477,498	¥16,129

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,030	¥27	¥472	¥3

Total	¥1,030	¥27	¥472	¥3

Total derivatives	¥487,540	¥16,386	¥477,970	¥16,132

	Billions of yen
	March 31, 2011
	Derivative Assets		Derivative Liabilities
	Notional	Fair Value	Notional(1)	Fair Value(1)
Derivatives used for trading purposes(2)(3):
Equity contracts	¥16,229	¥1,472	¥16,257	¥1,511
Interest rate contracts	652,220	11,937	689,543	11,759
Credit contracts	37,075	2,066	38,432	2,093
Foreign exchange contracts	52,150	1,315	61,310	1,384
Commodity contracts	753	97	555	107

Total	¥758,427	¥16,887	¥806,097	¥16,854

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,531	¥32	¥535	¥4
Foreign exchange contracts	20	0	116	2

Total	¥1,551	¥32	¥651	¥6

Total derivatives	¥759,978	¥16,919	¥806,748	¥16,860

	Translation into billions of U.S. dollars
	March 31, 2011
	Derivative Assets		Derivative Liabilities
	Notional	Fair Value	Notional(1)	Fair Value(1)
Derivatives used for trading purposes(2)(3):
Equity contracts	$196.10	$17.78	$196.44	$18.26
Interest rate contracts	7,880.85	144.23	8,331.83	142.09
Credit contracts	447.98	24.96	464.38	25.29
Foreign exchange contracts	630.14	15.89	740.82	16.72
Commodity contracts	9.10	1.17	6.71	1.29

Total	$9,164.17	$204.03	$9,740.18	$203.65

Derivatives designated as hedging instruments:
Interest rate contracts	$18.50	$0.39	$6.47	$0.05
Foreign exchange contracts	0.24	0.00	1.40	0.02

Total	$18.74	$0.39	$7.87	$0.07

Total derivatives	$9,182.91	$204.42	$9,748.05	$203.72

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment speeds. Credit contracts include credit default swaps as well as derivatives referencing corporate and government bonds. Derivatives previously classified under “Other contracts” have been reclassified based on the above methodology. Previously reported amounts have been reclassified to conform to the current period presentation.
(3)	Includes derivatives used for non-trading purposes which are not designated as accounting hedges.

Changes in fair value are recognized either through the consolidated statements of operations or other comprehensive income depending on the purpose for which the derivatives are used.

Derivatives used for trading purposes

Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value recognized through the consolidated statement of operations within Revenue—Net gain (loss) on trading.

The following table presents amounts included in the consolidated statements of operations related to derivatives used for trading purposes by type of underlying derivative contract.

	Billions of yen		Translation into billions of U.S. dollars
	Year ended March 31
	2010	2011	2011
Derivatives used for trading purposes(1)(2):
Equity contracts	¥326	¥206	$2.49
Interest rate contracts	248	132	1.59
Credit contracts	(284)	88	1.06
Foreign exchange contracts	124	(171)	(2.07)
Commodity contracts	(1)	(10)	(0.12)

Total	¥413	¥245	$2.95

(1)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment speeds. Credit contracts include credit default swaps as well as derivatives referencing corporate and government bonds. Derivatives previously classified under “Other contracts” have been reclassified based on the above methodology. Previously reported amounts have been reclassified to conform to the current period presentation.
(2)	Includes net gain (loss) on derivatives used for non-trading purposes which are not designated as accounting hedges.

Fair value hedges

Nomura issues Japanese yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to a floating rate and applies hedge accounting to these instruments. Derivative financial instruments designated as fair value hedges are carried at fair value. Changes in fair value of the hedging derivatives are recognized together with those of the hedged liabilities in the consolidated statements of operations within Interest expense.

The following table presents amounts included in the consolidated statements of operations related to derivatives designated as fair value hedges by type of underlying derivative contract and the nature of the hedged item.

	Billions of yen		Translation into billions of U.S. dollars
	Year ended March 31
	2010	2011	2011
Derivatives designated as hedging instruments:
Interest rate contracts	¥14	¥22	$0.27

Total	¥14	¥22	$0.27

Hedged items:
Long-term borrowings	¥(14)	¥(22)	$(0.27)

Total	¥(14)	¥(22)	$(0.27)

Net investment hedges

Effective from April 2010, Nomura designates foreign currency forwards and foreign currency denominated long-term debt as hedges of certain subsidiaries with significant foreign exchange risks and applies hedge accounting to these instruments. Accordingly, the effective hedging portion of the foreign exchange gains (losses) arising from the derivative contracts and non-derivative financial products designated as hedges is recognized through the consolidated statements of comprehensive income within Other comprehensive income (loss)—Change in cumulative translation adjustments, net of tax. This is offset by the foreign exchange adjustments arising from consolidation of the relevant foreign subsidiaries.

The following table presents gains (losses) from derivatives and non-derivatives designated as net investment hedges included in the consolidated statements of comprehensive income.

	Billions of yen		Translation into billions of U.S. dollars
	Year ended March 31
	2010	2011	2011
Hedging instruments:
Foreign exchange contracts	¥—	¥0	$0.00
Long-term borrowings	—	17	0.21

Total	¥—	¥17	$0.21

(1)	The portion of the gains (losses) representing the amount of hedge ineffectiveness and the amount excluded from the assessment of hedge effectiveness are recognized within Revenue—Other in the consolidated statements of operations. There were no material gains (losses) during the year ended March 31, 2011.

Derivatives containing credit risk related contingent features

Nomura enters into certain OTC derivatives and other agreements containing credit-risk-related contingent features. These features would require Nomura to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in the Company’s long-term credit rating.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of March 31, 2010, was ¥1,559 billion with related collateral pledged of ¥848 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥29 billion. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of March 31, 2011, was ¥1,779 billion ($21.50 billion) with related collateral pledged of ¥958 billion ($11.58 billion). In the event of a one-notch downgrade to Nomura’s long-term credit rating, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥18 billion ($0.22 billion).

Credit derivatives

Credit derivatives are derivative instruments in which one or more of their underlyings are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities that expose the seller of the credit derivatives to potential loss from credit risk related events specified in the contract.

Written credit derivatives are instruments or embedded features where Nomura assumes third party credit risk, either as guarantor in a guarantee-type contract, or as the party that provides credit protection in an option-type contract, credit default swap, or any other credit derivative contract.

Nomura enters into credit derivatives as part of its normal trading activities as both purchaser and seller for credit risk mitigation, proprietary trading positions and for client transactions.

The most significant type of credit derivatives used by Nomura are single-name credit default swaps where settlement of the derivative is based on the credit risk of a single third party. Nomura also writes credit derivatives linked to the performance of credit default indices and issues other credit risk related portfolio products.

Nomura would have to perform under a credit derivative contract if a credit event as defined in the respective contract occurs. Typical credit events include bankruptcy, failure to pay and restructuring of obligations of the referenced security.

Credit derivative contracts written by Nomura are either cash or physically settled. In cash-settled instruments, once payment is made upon an event of a default, the contract usually terminates with no further payments due. Nomura generally has no right to assume the reference assets of the counterparty in exchange for payment, nor does Nomura usually have any direct recourse to the actual issuers of the reference assets to recover the amount paid. In physically-settled contracts, upon a default event, Nomura takes delivery of the reference asset in return for payment of the full notional amount of the contract.

Nomura actively monitors and manages its credit derivative exposures. Where protection is sold, risks may be mitigated by purchasing credit protection from other third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion. The most common form of recourse provision to enable Nomura to recover from third parties any amounts paid under a written credit derivative is therefore not through the derivative itself but rather through the separate purchase of credit derivatives with identical or correlated underlyings.

Nomura quantifies the value of these purchased contracts in the following tables in the column titled “Purchased Credit Protection”. These amounts represent purchased credit protection with identical underlyings to the written credit derivative contracts which act as a hedge against Nomura’s exposure. To the extent Nomura is required to pay out under the written credit derivative, a similar amount would generally become due to Nomura under the purchased hedge.

Credit derivatives have a stated notional amount which represents the maximum payment Nomura may be required to make under the contract. However, this is generally not a true representation of the amount Nomura will actually pay as in addition to purchased credit protection, other risk mitigating factors reduce the likelihood and amount of any payment, including:

The probability of default: Nomura values credit derivatives taking into account the probability that the underlying reference asset will default and that Nomura will be required to make payments under the contract. Based on historical experience and Nomura’s assessment of the market, Nomura believes that the probability that all reference assets on which Nomura provides protection will default in a single period is remote. The disclosed notional amount, therefore, significantly overstates Nomura’s true exposure on these contracts.

The recovery value on the underlying asset: In the case of a default, Nomura’s liability on a contract is limited to the difference between the notional amount and the recovery value of the underlying reference asset. While the recovery value on a defaulted asset may be minimal, this does reduce amounts paid on these contracts.

Nomura holds assets as collateral in relation to written credit derivatives. However, these amounts do not enable Nomura to recover any amounts paid under the credit derivative but rather mitigate the risk of economic loss arising from a counterparty defaulting against amounts due to Nomura under the contract. Collateral requirements are determined on a counterparty level rather than individual contract, and also generally cover all types of derivative contracts rather than just credit derivatives.

The following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlyings as of March 31, 2010 and March 31, 2011, respectively.

	Billions of yen
	March 31, 2010
		Maximum Potential Payout/Notional					Notional
	Carrying value (Asset) / liability(1)	Total	Years to Maturity				Purchased Credit Protection
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(377)	¥14,659	¥104	¥3,249	¥5,741	¥5,565	¥12,988
Credit default indices	174	13,319	51	1,801	4,693	6,774	11,837
Other credit risk related portfolio products	135	3,874	—	566	1,856	1,452	2,208
Credit risk related options and swaptions	0	7	—	5	—	2	5

Total	¥(68)	¥31,859	¥155	¥5,621	¥12,290	¥13,793	¥27,038

	Billions of yen
	March 31, 2011
		Maximum Potential Payout/Notional					Notional
	Carrying value (Asset) / liability(1)	Total	Years to Maturity				Purchased Credit Protection
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥56	¥18,933	¥2,082	¥8,416	¥6,953	¥1,482	¥17,020
Credit default indices	117	12,666	806	4,372	6,275	1,213	10,956
Other credit risk related portfolio products	19	3,552	247	2,421	696	188	2,143
Credit risk related options and swaptions	0	212	4	—	208	—	121

Total	¥192	¥35,363	¥3,139	¥15,209	¥14,132	¥2,883	¥30,240

	Translation into billions of U.S. dollars
	March 31, 2011
		Maximum Potential Payout/Notional					Notional
	Carrying value (Asset) / liability(1)	Total	Years to Maturity				Purchased Credit Protection
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	$0.68	$228.77	$25.16	$101.69	$84.01	$17.91	$205.66
Credit default indices	1.41	153.05	9.74	52.83	75.82	14.66	132.38
Other credit risk related portfolio products	0.23	42.92	2.98	29.25	8.42	2.27	25.89
Credit risk related options and swaptions	0.00	2.56	0.05	—	2.51	—	1.46

Total	$2.32	$427.30	$37.93	$183.77	$170.76	$34.84	$365.39

(1)	Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty netting.

The following tables present information about Nomura’s written credit derivatives by external credit rating of the underlying asset. Ratings are based on Standard & Poor’s (“S&P”), or if not rated by S&P, based on Moody’s Investors Service. If ratings from either of these agencies are not available, the ratings are based on Fitch Ratings Ltd. or Japan Credit Rating Agency, Ltd. For credit default indices, the rating is determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

	Billions of yen
	March 31, 2010
	Maximum Potential Payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥668	¥922	¥4,469	¥4,912	¥2,201	¥1,487	¥14,659
Credit default indices	967	351	5,998	3,987	350	1,666	13,319
Other credit risk related portfolio products	23	—	—	—	—	3,851	3,874
Credit risk related options and swaptions	—	—	—	2	—	5	7

Total	¥1,658	¥1,273	¥10,467	¥8,901	¥2,551	¥7,009	¥31,859

	Billions of yen
	March 31, 2011
	Maximum Potential Payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥2,200	¥1,182	¥5,789	¥5,722	¥2,586	¥1,454	¥18,933
Credit default indices	1,228	375	5,592	3,202	577	1,692	12,666
Other credit risk related portfolio products	22	—	—	0	—	3,530	3,552
Credit risk related options and swaptions	25	—	29	154	4	—	212

Total	¥3,475	¥1,557	¥11,410	¥9,078	¥3,167	¥6,676	¥35,363

	Translation into billions of U.S. dollars
	March 31, 2011
	Maximum Potential Payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	$26.58	$14.28	$69.95	$69.14	$31.25	$17.57	$228.77
Credit default indices	14.84	4.53	67.57	38.69	6.97	20.45	153.05
Other credit-risk related portfolio products	0.27	—	—	0.00	—	42.65	42.92
Credit-risk related options and swaptions	0.30	—	0.35	1.86	0.05	—	2.56

Total	$41.99	$18.81	$137.87	$109.69	$38.27	$80.67	$427.30

(1)	“Other” includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a rating is unavailable.

5. Private equity business:

Nomura makes private equity investments primarily in Japan and Europe.

Private equity investments made by certain entities which Nomura consolidates under either a voting interest or variable interest model which are investment companies pursuant to the provisions of ASC 946 (“investment company subsidiaries”) are accounted for at fair value, with changes in fair value recognized through the consolidated statements of operations. Investment company accounting applied by each of these investment company subsidiaries is retained in these consolidated financial statements.

These entities make private equity investments solely for capital appreciation, current income or both rather than to generate strategic operating benefits to Nomura. In accordance with Nomura investment policies, non-investment companies within the group may not make investments in entities engaged in non-core businesses if such investments would result in consolidation or application of the equity method of accounting. Such investments may generally only be made by investment company subsidiaries. Non-core businesses are defined as those engaged in activities other than Nomura’s business segments.

Nomura also has a subsidiary which is not an investment company but which makes investments in entities engaged in Nomura’s core businesses. These investments are made for capital appreciation or current income purposes or both and are also carried at fair value, either because fair value is carried by election of the fair value option or other U.S. GAAP requirements.

Private equity business in Japan

Nomura has an established private equity business in Japan, which is operated primarily through a wholly-owned subsidiary, NPF.

Since its inception in 2000, NPF has made investments in 21 entities and exited from 19 of these investments. The fair value of its investment portfolio is ¥104,962 million and ¥77,793 million ($940 million) as of March 31, 2010 and 2011, respectively.

NPF is an investment company subsidiary pursuant to the provisions of ASC 946 and therefore carries all of its investments at fair value, with changes in fair value recognized through the consolidated statements of operations.

Nomura also makes private equity investments through another wholly-owned subsidiary, Nomura Financial Partners Co., Ltd. (“NFP”). NFP is not an investment company subsidiary as it invests in the entities engaged in Nomura’s core business. Nomura elected the fair value option to account for its 45.5% investment in the common stock of Ashikaga Holdings.

Private equity business in Europe

In Europe, Nomura’s private equity investments primarily comprise legacy investments made by its former Principal Finance Group (“PFG”) now managed by Terra Firma (collectively referred to as the “Terra Firma Investments”), investments in other funds managed by Terra Firma (“Other Terra Firma Funds”) and through other investment company subsidiaries (“Other Investments”).

Terra Firma Investments

Following a review to determine the optimum structure for Nomura’s European private equity business, on March 27, 2002, Nomura restructured its PFG and, as a result, contributed its investments in certain of its remaining investee companies to Terra Firma Capital Partners I (“TFCP I”), a limited partnership which is engaged in the private equity business, in exchange for a limited partnership interest. Terra Firma Investments (GP) Limited, the general partner of TFCP I, which is independent of Nomura, assumed the management and control of these investments, together with one other PFG investment, Annington Holdings plc, which due to contractual restrictions was not transferred to the partnership.

With effect from March 27, 2002, Nomura ceased consolidating the Terra Firma Investments and accounted for those investments at fair value in accordance with ASC 946.

The Terra Firma Investments are held by entities which are investment company subsidiaries and therefore Nomura continues to account for these investments at fair value, with changes in fair value recognized through the consolidated statements of operations.

The fair value of the Terra Firma Investments was ¥98,683 million and ¥100,395 million ($1,213 million) as of March 31, 2010 and 2011, respectively.

Other Terra Firma Funds

In addition to the Terra Firma Investments, Nomura is a 10% investor in a ¥228 billion ($2.76 billion) private equity fund (“TFCP II”) and a 2% investor in a ¥608 billion ($7.34 billion) private equity fund (“TFCP III”), also raised and managed by Terra Firma Capital Partners Limited.

Nomura’s total commitment for TFCP II was originally ¥22,802 million ($276 million) and reduced to ¥4,351 million ($53 million) as a result of adjustments for recyclable distributions. As of March 31, 2011, ¥4,172 million ($50 million) had been drawn down for investments.

For TFCP III, Nomura’s total commitment is ¥11,510 million ($139 million) and ¥8,194 million ($99 million) had been drawn down for investments as of March 31, 2011.

The investments in TFCP II and TFCP III are carried at fair value, with changes in fair value recognized through the consolidated statements of operations.

Other Investments

Nomura also makes private equity investments in Europe through wholly-owned subsidiaries and other consolidated entities which have third party pooling of funds. Certain of these entities are investment company subsidiaries and therefore all of their investments are carried at fair value, with changes in fair value recognized through the consolidated statements of operations.

6. Investment company accounting

Certain entities, including NPF, are investment companies and therefore carry all of their investments at fair value, with changes in fair value recognized through the consolidated statements of operations.

The following table summarizes the aggregate fair value and the cost of investments held by all investment company subsidiaries within Nomura and for which investment company accounting has been retained in these consolidated financial statements.

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2010	2011	2011
Closing cost(1)	¥249,609	¥148,358	$1,793
Gross unrealized appreciation	104,056	104,807	1,266
Gross unrealized depreciation	(86,497)	(44,411)	(537)

Closing fair value	¥267,168	¥208,754	$2,522

(1)	Cost is defined as the historical cost of each investment (i.e. purchase price) as adjusted for subsequent additional investment.

The following table summarizes performance of the investments held by investment company subsidiaries during the period:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2010	2011	2011
Opening fair value	¥253,693	¥267,168	$3,228
Purchase / (sales) of investees during the period(1)	(5,004)	(70,292)	(850)
Realized gains / (losses) during the period(2)	(2,212)	10,070	122
Change in unrealized gains / (losses) during the period(3)	20,691	1,808	22

Closing fair value	¥267,168	¥208,754	$2,522

(1)	Acquisition cost of new investees and additional investments or sales proceeds of investees disposed of during the period.
(2)	Realized gains and losses are calculated as the difference between sales proceeds and the adjusted historical cost of the investment.
(3)	Includes the effect of foreign exchange movements.

7. Collateralized transactions:

Nomura enters into collateralized transactions, including resale and repurchase agreements, securities borrowed and loaned transactions, and other secured borrowings mainly to meet clients’ needs, finance trading inventory positions and obtain securities for settlements. Under these transactions, Nomura either receives or provides collateral, including Japanese and non-Japanese government, agency, mortgage-backed, bank and corporate debt securities and equities. In many cases, Nomura is permitted to use the securities received to secure repurchase agreements, enter into securities lending transactions or to cover short positions with counterparties.

The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral which Nomura is permitted to sell or repledge and the portion that has been sold or repledged are as follows:

	Billions of yen		Translation into billions of U.S. dollars
	March 31
	2010	2011	2011
The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral where Nomura is permitted to sell or repledge the securities	¥22,378	¥28,262	$341
The portion of the above that has been sold (reported within Trading liabilities on the consolidated balance sheets) or repledged	19,640	22,576	273

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party, including Gensaki Repo transactions, are reported in parentheses as Securities pledged as collateral within Trading assets on the consolidated balance sheets as of March 31, 2010 and 2011. Assets owned, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them, are summarized in the tables below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2010	2011	2011
Trading assets:
Equities and convertible securities	¥7,623	¥29,935	$362
Government and government agency securities	2,144,648	977,291	11,809
Bank and corporate debt securities	169,251	93,250	1,127
Commercial mortgage-backed securities (“CMBS”)	26,072	54,725	661
Residential mortgage-backed securities (“RMBS”)	704,016	1,572,177	18,997
Mortgage and mortgage-backed securities	32,740	—	—
Collateralized debt obligations (“CDO”)	16,522	64,247	776
Investment trust funds and other	6,048	9,652	116

	¥3,106,920	¥2,801,277	$33,848

Non-trading debt securities	¥98,860	¥86,234	$1,042
Investments in and advance to affiliated companies	¥35,933	¥36,639	$443

Assets subject to lien, except for those disclosed above, are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2010	2011	2011
Loans and receivables	¥389	¥27,635	$334
Trading assets	2,275,746	2,010,605	24,294
Office buildings, land, equipment and facilities	24,947	20,815	252
Non-trading debt securities	143,029	278,261	3,362
Other	12,738	—	—

	¥2,456,849	¥2,337,316	$28,242

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings, collateralized bonds of consolidated VIEs and trading balances of secured borrowings, and derivative transactions. See Note 12, “Borrowings”, for further information regarding trading balances of secured borrowings.

8. Securitization and Variable Interest Entities:

Securitizations

        Nomura utilizes SPEs to securitize commercial and residential mortgage loans, government, agency and corporate bonds and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman SPCs or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860. This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, and that entity is constrained from pledging or exchanging the assets it receives, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and reported within Trading assets in Nomura’s consolidated balance sheet, with the change in fair value reported within Revenue-Net gain (loss) on trading. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. During the year ended March 31, 2010, Nomura received cash proceeds from SPEs of ¥210 billion and recognized associated losses on sale of ¥22 million. During the year ended March 31, 2011, Nomura received cash proceeds from SPEs in new securitizations of ¥481 billion ($5.81 billion) and debt securities issued by these SPEs with an initial fair value of ¥2,271 billion ($27.43 billion). During the year ended March 31, 2011, cash inflows from third parties on the sale of those debt securities were ¥1,472 billion ($17.79 billion), and recognized profit on sale in new securitizations was ¥0.2 million ($0.00 million). The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥1,657 billion and ¥3,141 billion ($37.96 billion) as of March 31, 2010 and 2011, respectively. Nomura’s retained interests were ¥134 billion and ¥199 billion ($2.40 billion) as of March 31, 2010 and 2011, respectively. For the year ended March 31, 2010 and 2011, Nomura received cash flows of ¥5 billion and ¥26 billion ($0.31 billion), respectively, from the SPEs on the retained interests held in SPEs. Nomura had outstanding collateral service agreements or written credit default swap agreements in the amount of ¥30 billion and ¥28 billion ($0.34 billion) as of March 31, 2010 and 2011. Nomura does not provide financial support to SPEs beyond its contractual obligations.

The following table presents the fair value of retained interests which Nomura has continuing involvement in SPEs and their classification in the fair value hierarchy, categorized by the type of transferred assets.

	Billions of yen
	March 31, 2011
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government and government agency bonds	¥—	¥197	¥—	¥197	¥194	¥3
Bank & corporate debt securities	—	—	0	0	—	0
Mortgage and mortgage-backed securities	—	—	2	2	2	—

Total	¥—	¥197	¥2	¥199	¥196	¥3

	Translation into billions of U.S. dollars
	March 31, 2011
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government and government agency bonds	$—	$2.38	$—	$2.38	$2.35	$0.03
Bank & corporate debt securities	—	—	0.00	0.00	—	0.00
Mortgage and mortgage-backed securities	—	—	0.02	0.02	0.02	—

Total	$—	$2.38	$0.02	$2.40	$2.37	$0.03

The following table presents the key economic assumptions used to determine the fair value of retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions.

	Billions of yen		Translation into billions of U.S. dollars
	Material retained interest held(1) as of March 31
	2010	2011	2011
Fair value of retained interests(1)	¥133	¥192	$2.32
Weighted-average life (Years)	4.7	6.3
Constant prepayment rate	8.6%	7.1%
Impact of 10% adverse change	(0.6)	(0.5)	(0.01)
Impact of 20% adverse change	(1.0)	(1.0)	(0.01)
Discount rate	4.5%	4.7%
Impact of 10% adverse change	(2.1)	(4.3)	(0.05)
Impact of 20% adverse change	(4.1)	(7.4)	(0.09)

(1)	The sensitivity analysis covers the material retained interests held of ¥133 billion out of ¥134 billion as of March 31, 2010 and also ¥192 billion ($2.32 billion) out of ¥199 billion ($2.40 billion) as of March 31, 2011. Nomura considers the amount or the probability of anticipated credit loss from the retained interests which Nomura continuously holds would be minimal.

Changes in fair value based on 10% or 20% adverse changes generally cannot be extrapolated since the relationship of the change in assumption to the change in fair value may not be linear. The impact of a change in a particular assumption is calculated holding all other assumptions constant. For this reason, concurrent changes in assumptions may magnify or counteract the sensitivities disclosed above. The sensitivity analyses are hypothetical and do not reflect Nomura’s risk management practices that may be undertaken under those stress scenarios.

The following table presents the type and carrying value of financial assets included within Trading assets which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860. These transfers are accounted for as secured financing transactions within Long-term borrowings. The assets are pledged as collateral of the associated liabilities and cannot be removed unilaterally by Nomura. Also these liabilities are non-recourse to Nomura.

	Billions of yen		Translation into billions of U.S. dollars
	March 31
	2010	2011	2011
Assets
Trading assets
Equities	¥538	¥89	$1.08
Debt securities	205	110	1.33
Mortgage and mortgage-backed securities	127	35	0.42
Loans	29	22	0.27

Total	¥899	¥256	$3.10

Liabilities
Long-term borrowings	¥758	¥230	$2.78

Variable Interest Entities

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities. Nomura consolidates VIEs for which Nomura is the primary beneficiary, including those that were created to market structured bonds to investors by repackaging corporate convertible bonds, mortgages and mortgage-backed securities. Nomura also consolidates certain investment funds, which are VIEs, and for which Nomura is the primary beneficiary. Due to the adoption of ASC 810, as amended by ASU 2009-17 on April 1, 2010, Nomura has additionally consolidated certain SPEs which invest in the business of purchasing aircraft and operating leases of the aircraft and other SPEs engaged in various businesses.

The following table presents the classification of consolidated VIEs’ assets and liabilities. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen			Translation into billions of U.S. dollars
	March 31
	2010(3)	2011		2011
Consolidated VIE assets
Cash and cash equivalents	¥36	¥92		$1.11
Trading assets
Equities	222	785		9.48
Debt securities	49	239		2.88
Mortgage and mortgage-backed securities	46	67		0.81
Investment trust fund and other	0	8		0.09
Derivatives	1	10		0.13
Private equity investments	1	1		0.01
Securities purchased under agreements to resell	13	6		0.07
Office buildings, land, equipment and facilities	24	42	(1)	0.51
Other	55	84	(2)	1.03

Total	¥447	¥1,334		$16.12

Consolidated VIE liabilities
Trading liabilities
Debt securities	¥12	¥6		$0.07
Derivatives	1	32		0.38
Securities sold under agreements to repurchase	13	2		0.03
Borrowings
Short-term borrowings	2	2		0.03
Long-term borrowings	138	1,030		12.44
Other	5	5		0.06

Total	¥171	¥1,077		$13.01

(1)	Includes aircraft of ¥30 billion ($0.36 billion) held by SPEs newly consolidated due to the adoption of ASC 810 as amended by ASU 2009-17. Certain of these SPEs are mainly engaged in aircraft leasing business.
(2)	Includes aircraft purchase deposits of ¥15 billion ($0.18 billion). In relation to these aircraft purchase deposits, certain of these SPEs have commitments to purchase aircrafts. Please refer to Note 20, “Commitments, contingencies and guarantees” for details.
(3)	Previously reported amounts have been reclassified to conform to the current period presentation.

Nomura also holds variable interests in VIEs where Nomura is not the primary beneficiary. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity interests associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings, equity interests in VIEs which were formed primarily to acquire high yield leveraged loans and other lower investment grade debt obligations, residual interests in operating leases for aircraft held by VIEs, and loans and investments in VIEs that acquire operating businesses.

The following tables present the carrying amount of variable interests of unconsolidated VIEs and maximum exposure to loss associated with these variable interests. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the consolidated balance sheet, the amount of commitments and financial guarantees, and the notional of the derivative instruments up to VIEs’ gross assets. Nomura believes the notional amount of derivative instruments generally exceeds the amount of actual risk.

	Billions of yen
	March 31, 2010(1)
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets
Equities	¥98	¥—	¥98
Debt securities	27	—	27
Mortgage and mortgage-backed securities	54	—	54
Investment trust fund and other	3	—	3
Derivatives	2	10	34
Private equity investments	—	—	—
Loans
Short-term	31	—	31
Long-term	74	—	74
Other	0	—	0
Commitments to extend credit and other guarantees	—	—	8

Total	¥289	¥10	¥329

	Billions of yen
	March 31, 2011
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets
Equities	¥80	¥—	¥80
Debt securities	164	—	164
Mortgage and mortgage-backed securities	2,070	—	2,070
Investment trust fund and other	80	—	80
Derivatives	1	8	17
Private equity investments	24	—	24
Loans
Short-term	3	—	3
Long-term	31	—	31
Other	4	—	4
Commitments to extend credit and other guarantees	—	—	17

Total	¥2,457	¥8	¥2,490

	Translation into billions of U.S dollars
	March 31, 2011
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets
Equities	$0.97	$—	$0.97
Debt securities	1.98	—	1.98
Mortgage and mortgage-backed securities	25.01	—	25.01
Investment trust fund and other	0.97	—	0.97
Derivatives	0.01	0.10	0.21
Private equity investments	0.29	—	0.29
Loans
Short-term	0.03	—	0.03
Long-term	0.38	—	0.38
Other	0.05	—	0.05
Commitments to extend credit and other guarantees	—	—	0.19

Total	$29.69	$0.10	$30.08

(1)	The amounts as of March 31, 2010 represent only significant positions or the positions of VIEs which Nomura sponsored.

9. Financing receivables

Loans receivable

The key types of loans receivable recognized by Nomura are loans at banks, short-term secured margin loans, inter-bank money market loans and corporate loans.

Loans at banks are secured and unsecured loans extended by licensed banks within Nomura. For those loans secured by real estate or securities, Nomura is exposed to the risk of a decline in the value of the underlying collateral. For unsecured loans provided to investment banking clients, Nomura is exposed to risk of default of the counterparty, although these counterparties usually have high credit ratings. Where loans are secured by guarantees, Nomura is also exposed to the risk of default by the guarantor.

Short-term secured margin loans are loans provided to clients in connection with stock brokerage activities. These loans provide funding for clients in order to purchase securities. Nomura requests initial margin in the form of acceptable collateral securities or deposits against these loans and holds the purchased securities as collateral through the life of the loans. If the value of the securities declines by more than specified amounts, Nomura can make additional margin calls in order to maintain a specified ratio of loan-to-value (“LTV”) ratio. For these reasons, the risk to Nomura of providing these loans is limited.

Inter-bank money market loans are loans to financial institutions in the inter-bank money market, where overnight and intra-day financings are traded through money market dealers. The risk to Nomura of making these loans is not significant as only qualified financial institutions can participate in these markets and these loans are usually overnight or short-term in nature.

Corporate loans are primarily loans provided to corporate clients. Corporate loans include loans secured by real estate or securities, as well as unsecured loans which Nomura provides to investment banking clients. The risk to Nomura of making these loans is similar to those risks arising from loans at banks.

In addition to the loans above, Nomura has advances to affiliated companies which are loans provided to related parties of Nomura. As these loans are generally not secured, Nomura is exposed to the risk of default of the counterparty.

The following table presents a summary of the loans receivable reported within Loans receivable or Investments in and advances to affiliated companies in the consolidated balance sheets by portfolio segment. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation as a result of adoption of ASU 2010-20 during the year.

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2010	2011	2011
Loans at banks	¥264,058	¥320,296	$3,870
Short-term secured margin loans	169,706	206,910	2,500
Inter-bank money market loans	23,638	8,281	100
Corporate loans	852,973	735,797	8,891

Loans receivable total	¥1,310,375	¥1,271,284	$15,361

of which:
Loans receivable carried at fair value(1)	¥692,232	¥554,180	$6,696
Loans receivable carried at amortized cost	618,143	717,104	8,665
Advances to affiliated companies	3,632	12,766	154

(1)	Accounted for at fair value through election of the fair value option

There were no significant purchases or sales of Loans receivable and no reclassification of Loans receivable to Trading assets during the year ending March 31, 2011.

Allowance for loan losses

Management establishes an allowance for loan losses for loans carried at amortized cost which reflects management’s best estimate of probable losses incurred. The allowance for loan losses which is reported in the consolidated balance sheets within Allowance for doubtful accounts comprises two components:

•	A specific component for loans which have been individually evaluated for impairment; and

•	A general component for loans which, while not individually evaluated for impairment, have been collectively evaluated for impairment based on historical loss experience

The specific component of the allowance for loan losses reflects probable losses incurred within loans which have been individually evaluated for impairment. A loan is defined as being impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Factors considered by management in determining impairment include an assessment of the ability of borrowers to pay by considering various factors such as the nature of the loan, prior loan loss experience, current economic conditions, the current financial situation of the borrower, and the fair value of any underlying collateral. Loans that experience insignificant payment delays or insignificant payment shortfalls are not classified as impaired. The impairment is measured on a loan by loan basis by adjusting the carrying value of the loan to either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

The general component of the allowance for loan losses is for loans not individually evaluated for impairment and includes judgment about collectability based on available information at the balance sheet date and the uncertainties inherent in those underlying assumptions. The allowance is based on historical loss experience adjusted for qualitative factors such as current economic conditions.

While management has based its estimate of the allowance for loan losses on the best information available, future adjustments to the allowance for loan losses may be necessary as a result of changes in the economic environment or variances between actual results and original assumptions.

Loans are charged-off when Nomura determines that the loans are uncollectible. This determination is based on factors such as the occurrence of significant changes in the borrower’s financial position such that the borrower can no longer pay the obligation or that the proceeds from collateral will not be sufficient to pay the loans.

The following table presents movements in the total allowance for doubtful accounts for the year ending March 31, 2010 and 2011.

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2010	2011	2011
Balance at beginning of year	¥3,765	¥5,425	$66
Provision for losses	2,214	(690)	(8)
Charge-offs	(1,637)	(91)	(1)
Other(1)	1,083	216	2

Balance at end of year	¥5,425	¥4,860	$59

(1)	Includes gains and losses resulting from foreign currency translation adjustments.

Changes in the allowance for losses by portfolio segment are presented below:

	Millions of yen
	Year ended March 31, 2011
	Total allowance for doubtful accounts	Allowance for receivables other than loans	Total allowance for loan losses	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies
Balance at beginning of year	¥5,425	¥1,036	¥4,389	¥783	¥25	¥5	¥3,576	¥—
Provision for losses	(690)	143	(833)	(253)	13	(5)	(599)	11
Charge-offs	(91)	(59)	(32)	(32)	—	—	—	—
Other(1)	216	(69)	285	(159)	(1)	—	445	—

Balance at end of year	¥4,860	¥1,051	¥3,809	¥339	¥37	¥—	¥3,422	¥11

	Translation into millions of U.S. dollars
	Year ended March 31, 2011
	Total allowance for doubtful accounts	Allowance for receivables other than loans	Total allowance for loan losses	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies
Balance at beginning of year	$66	$13	$53	$9	$0	$0	$44	$—
Provision for losses	(8)	2	(10)	(3)	0	(0)	(7)	0
Charge-offs	(1)	(1)	(0)	(0)	—	—	—	—
Other(1)	2	(1)	3	(2)	(0)	—	5	—

Balance at end of year	$59	$13	$46	$4	$0	$—	$42	$0

(1)	Includes gains and losses resulting from foreign currency translation adjustments.

The following tables present the allowance for loan losses and loans by impairment methodology and type of loans as of March 31, 2011.

	Millions of yen
	March 31, 2011
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	¥7	¥—	¥—	¥3,272	¥—	¥3,279
Evaluated collectively	332	37	—	150	11	530

Total allowance for loan losses	¥339	¥37	¥—	¥3,422	¥11	¥3,809

Loans by impairment methodology
Evaluated individually	¥7	¥—	¥8,281	¥228,776	¥483	¥237,547
Evaluated collectively	257,270	206,910	—	15,860	12,283	492,323

Total loans	¥257,277	¥206,910	¥8,281	¥244,636	¥12,766	¥729,870

	Translation into millions of U.S. dollars
	March 31, 2011
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	$0	$—	$—	$40	$—	$40
Evaluated collectively	4	0	—	2	0	6

Total allowance for loan losses	$4	$0	$—	$42	$0	$46

Loans by impairment methodology
Evaluated individually	$0	$—	$100	$2,764	$6	$2,870
Evaluated collectively	3,109	2,500	—	192	148	5,949

Total loans	$3,109	$2,500	$100	$2,956	$154	$8,819

Nonaccrual and past due loans

Loans which are individually evaluated as impaired are assessed for a nonaccrual status in accordance with Nomura’s policy. When it is determined to suspend interest accrual as a result of an assessment, any accrued but unpaid interest is reversed. Loans are generally only returned to an accrual status if the loan is brought contractually current, i.e. all overdue principal and interest amounts are paid. In limited circumstances, a loan which has not been brought contractually current will also be returned to an accrual status if all principal and interest amounts contractually due are reasonably assured of repayment within a reasonable period of time or there has been a sustained period of repayment performance by the borrower.

There are no significant loans which are on a nonaccrual status or 90 days past due and still accruing as of March 31, 2011.

Credit quality indicators

Nomura is exposed to credit risks deriving from a decline in the value of loans or a default caused by deterioration of creditworthiness or bankruptcy of the borrower. Nomura’s risk management framework for such credit risks is based on a risk assessment through an internal credit rating process, in depth pre-financing credit analysis of each individual loan and continuous post-financing monitoring of borrower’s creditworthiness. Loans considered as collateralized transactions are not subject to an internal credit rating process as Nomura monitors the value of posted collateral closely and understands means to prevent potential losses.

The following tables present an analysis of each class of loans not carried at fair value using Nomura’s internal ratings or equivalent credit quality indicators applied by subsidiaries as of March 31, 2011.

	Millions of yen
	March 31, 2011
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥111,841	¥17,449	¥—	¥25,344	¥154,634
Unsecured loans at banks	102,636	—	7	—	102,643
Short-term secured margin loans	—	—	—	206,910	206,910
Secured inter-bank money market loans	8,281	—	—	—	8,281
Secured corporate loans	30,567	5,170	2,000	122,750	160,487
Unsecured corporate loans	30,309	52,445	1,395	—	84,149
Advances to affiliated companies	12,283	—	—	483	12,766

Total	¥295,917	¥75,064	¥3,402	¥355,487	¥729,870

	Translation into millions of U.S. dollars
	March 31, 2011
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	$1,353	$211	$—	$305	$1,869
Unsecured loans at banks	1,240	—	0	—	1,240
Short-term secured margin loans	—	—	—	2,500	2,500
Secured inter-bank money market loans	100	—	—	—	100
Secured corporate loans	369	62	24	1,484	1,939
Unsecured corporate loans	366	634	17	—	1,017
Advances to affiliated companies	148	—	—	6	154

Total	$3,576	$907	$41	$4,295	$8,819

(1)	Relate to collateral exposures where a specified ratio of LTV is maintained.

Nomura reviews internal counterparty credit ratings at least once a year by using available borrower’s credit information including financial statements and other information. Internal counterparty credit ratings are also reviewed more frequently for high-risk borrowers or problematic exposures and any significant credit event of a counterparty will trigger on immediate credit review process.

10. Business combinations:

During the year ended March 31, 2011, there were no significant business combinations.

In October 2008, Nomura acquired the majority of Lehman Brothers’ (“Lehman”) Asia Pacific operations, its equities and investment banking operations in Europe and the Middle East, and hired certain of its fixed income personnel in Europe. The acquisition agreements generally provided for the transfer of certain employees, the purchase of certain assets and the assumption of certain liabilities for those operations. Financial assets and financial liabilities were generally not acquired. The acquisitions have strengthened Nomura’s wholesale and investment banking businesses and expanded its global capabilities.

Nomura also acquired Lehman’s specialized service companies in India by purchasing the shares of Lehman Brothers Services India Private Ltd., Lehman Brothers Financial Services (India) Private Ltd. and Lehman Brothers Structured Finance Services Private Ltd. These three companies functioned as a shared-services platform for Lehman’s businesses in Europe and Asia-Pacific by supporting IT operations, financial control and global risk management.

Nomura accounted for these acquisitions as a business combination and therefore the operating results of the acquired businesses have been included in Nomura’s consolidated statements of operations from October 2008. The purchase price allocation of the total acquisition cost to the acquired assets and the assumed liabilities was completed within one year from the acquisition date. The recognized goodwill amount was ¥23,224 million as of September 30, 2009. Nomura incurred costs of ¥48,159 million for these acquisitions from the acquisition date through to September 30, 2009. The assumed liabilities related to this acquisition were ¥26,241 million, primarily due to costs of relocating and terminating certain employees of the acquired businesses.

The following table provides a summary of the fair value of the assets acquired, including goodwill, and the liabilities assumed, as of the acquisition date, which were completed by September 30, 2009:

Millions of yen
Assets:
Cash and cash deposits	¥7,815
Loans and receivables	1,419
Office buildings, land, equipment and facilities	23,016
Intangible assets(1)	26,420
Other	6,130

Total assets	64,800

Liabilities:
Payables and deposits	11,080
Other	28,785

Total liabilities	39,865

Net assets	24,935

Acquisition costs(2)	48,159

Goodwill(3)	¥23,224

(1)	Intangible assets primarily comprise the fair value of client relationships and favorable lease agreements, which will be amortized based on a weighted-average amortization period of 10 years with no residual value.
(2)	Acquisition costs primarily comprise the fair value of consideration given and direct acquisition costs incurred.
(3)	Goodwill represents the value expected from benefits created from strengthening Nomura’s wholesale and investment banking businesses and expanding its global operations by integrating Lehman’s client base. Among this amount, ¥15 billion has been allocated to Nomura’s Global Markets and the remaining ¥8 billion to its Investment Banking of Wholesale Division at the acquisition date. ¥8 billion of goodwill is deductible for Japan tax purposes.

In addition, for the year ended March 31, 2010, total restructuring costs of ¥2 billion have been recognized in the consolidated statements of operations.

The following unaudited condensed combined pro forma financial information presents the results of operations as if the acquisitions had been completed as of April 1, 2008.

Millions of yen, except per share amounts
Year ended March 31, 2009
Total revenue	¥679,920
Net income (loss) attributable to NHI	(794,081)
Basic EPS	(408.92)
Diluted EPS	(410.55)

The unaudited condensed combined pro forma financial information is presented for illustrative purposes only and is not indicative of the actual consolidated financial results that would have been reported had the acquisitions actually taken place as of April 1, 2008. It also is not indicative of the results of operations in future periods.

Subsequent events

For the purpose of streamlining Nomura Group’s management structure for faster decision making relating to reorganization, on May 13, 2011, Nomura entered into an agreement with one of its related companies, Nomura Land and Building Co., Ltd. (“NLB”) to implement a stock for stock exchange (“Stock Exchange Agreement”). Based on the Stock Exchange Agreement, NLB will become a wholly owned subsidiary of Nomura effective from July 1, 2011 (“effective date”). Also, in advance of the effective date, Nomura acquired additional NLB shares (“Share Purchases”) as of May 24, 2011. As a result of the Share Purchases, NLB became a consolidated subsidiary of Nomura.

Nomura will account for the Share Purchases as a business combination in these consolidated financial statements in future periods. As the Share Purchases were recently completed, Nomura is in the process of valuing the assets, liabilities, noncontrolling interests, and any gain or loss arising from the Share Purchases. Nomura paid approximately ¥38 billion in relation to the Share Purchases.

11. Other assets—Other/Other liabilities:

The following table presents Other assets-Other and Other liabilities in the consolidated balance sheets by type.

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2010	2011	2011
Other assets—Other:
Securities received as collateral	¥5,503	¥43,624	$527
Goodwill and other intangible assets	134,015	116,834	1,412
Deferred tax assets	308,679	241,911	2,923
Investments in equity securities for other than operating purposes(1)	9,636	11,915	144
Other	140,913	154,209	1,863

Total	¥598,746	¥568,493	$6,869

Other liabilities:
Obligation to return securities received as collateral	¥5,503	¥43,624	$527
Accrued income taxes	28,015	10,123	122
Other accrued expenses and provisions	411,327	404,048	4,882
Other	50,138	94,521	1,142

Total	¥494,983	¥552,316	$6,673

(1)	Other assets—Other includes marketable and non-marketable equity securities held for other than trading or operating purposes. These investments are comprised of listed equity securities and unlisted equity securities in the amounts of ¥5,236 million and ¥4,400 million, respectively as of March 31, 2010, and ¥6,496 million ($79 million) and ¥5,419 million ($65 million) respectively, as of March 31, 2011. These securities are carried at fair value, with changes in fair value reported within Revenue—Other in the consolidated statements of operations.

Goodwill is recognized upon completion of a business combination as the difference between the purchase price and the fair value of the net assets acquired. Subsequent to initial recognition, goodwill is not amortized but is tested for impairment during the fourth quarter of each fiscal year, or more often if events or circumstances, such as adverse changes in the business climate, indicate there may be impairment.

Changes in goodwill, which are reported in the consolidated balance sheets within Other assets-Other, are as follows.

	Millions of yen				Translation into millions of U.S. dollars
	Year ended March 31
	2010		2011		2011
Balance at beginning of year	¥70,459		¥79,818		$965
Increases due to business combinations	13,003	(1)	—		—
Other	(3,644	)(2)	(9,595	)(3)	(116)

Balance at end of year	¥79,818		¥70,223	(4)	$849

(1)	¥10,206 million ($109 million) is related to Lehman and ¥1,193 million ($13 million) is related to Torc Investments & Research, which is a consolidated subsidiary of Instinet, Inc. In addition, ¥902 million ($10 million) is related to NikkoCiti Trust and Banking Corporation, which is a consolidated subsidiary of The Nomura Trust & Banking Co., Ltd. and changed its name to NCT Trust and Banking Corporation on March 1, 2010. In addition, ¥702 million ($8 million) relates to the acquisition in March 2010, of Nexen Energy Marketing London (which became a subsidiary of Nomura European Investment Limited).
(2)	Decrease of ¥3,560 million ($38 million) relates to currency translation adjustments.
(3)	Decrease of ¥7,276 million ($88 million) relates to currency translation adjustments.
(4)	¥69,800 million ($843 million) is attributed to Nomura’s Wholesale segment.

Impairment testing

The goodwill impairment test is performed in two steps. In the first step, the current fair value of each reporting unit is compared with its carrying value, including goodwill. If the fair value is less than the carrying value, then a second step is performed. In the second step, the implied current fair value of the reporting unit’s goodwill is determined by comparing the fair value of the reporting unit to the fair value of the net assets of the reporting unit, as if the reporting unit were being acquired in a business combination. The impairment is recognized if the carrying value of goodwill exceeds its implied current fair value. Goodwill impairment testing is performed at a level below Nomura’s business segments.

The primary method the Company uses to estimates fair value of its reporting unit is the income approach. The assumptions used in the valuations of the reporting units include estimates of future cash flows and the cost of equity used to discount those cash flows to a present value. The valuation of the reporting units is dependent upon economic conditions. Deterioration in these assumptions as well as in market conditions could cause the estimated fair values of these reporting units and their associated goodwill to decline, which may result in an impairment charge to earnings in a future period related to some portion of the associated goodwill.

The gross carrying amounts of other intangible assets subject to amortization were ¥59,513 million and ¥56,023 million ($677 million) as of March 31, 2010 and 2011, respectively. These amounts primarily comprise client relationships related to the acquisitions of Instinet and Lehman, which will be amortized based on a weighted-average amortization period of 15 years and 10 years, respectively. The gross carrying amounts of other intangible assets not subject to amortization were ¥8,015 million and ¥8,231 million ($99 million) as of March 31, 2010 and 2011, respectively. Accumulated amortization of other intangible assets amounted to ¥13,331 million and ¥17,643 million ($213 million) as of March 31, 2010 and 2011, respectively.

12. Borrowings:

Short-term and long-term borrowings of Nomura as of March 31, 2010 and 2011 are shown below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2010	2011	2011
Short-term borrowings(1):
Commercial paper	¥484,614	¥379,500	$4,586
Bank borrowings	631,879	563,748	6,812
Other	185,171	223,829	2,704

Total	¥1,301,664	¥1,167,077	$14,102

Long-term borrowings:
Long-term borrowings from banks and other financial institutions(2)	¥2,235,948	¥2,559,325	$30,925
Bonds and notes issued(3):
Fixed-rate obligations:
Japanese yen denominated	1,157,449	1,365,805	16,503
Non-Japanese yen denominated	534,494	748,626	9,046
Floating-rate obligations:
Japanese yen denominated	139,824	897,147	10,840
Non-Japanese yen denominated	194,427	364,796	4,408
Index / Equity-linked obligations:
Japanese yen denominated	1,434,094	1,251,330	15,120
Non-Japanese yen denominated	744,428	985,723	11,911

	4,204,716	5,613,427	67,828

Sub-Total	6,440,664	8,172,752	98,753

Trading balances of secured borrowings	758,397	230,165	2,781

Total	¥7,199,061	¥8,402,917	$101,534

(1)	Includes secured borrowings of ¥25,411 million as of March 31, 2010 and ¥44,159 million ($534 million) as of March 31, 2011.
(2)	Includes secured borrowings of ¥30,879 million as of March 31, 2010 and ¥6,093 million ($74 million) as of March 31, 2011.
(3)	Includes secured borrowings of ¥66,078 million as of March 31, 2010 and ¥1,000,856 million ($12,093 million) as of March 31, 2011.

Trading balances of secured borrowings

These are liabilities recognized when a transfer of a financial asset does not meet the criteria for sales accounting under ASC 860 and therefore the transaction is accounted for as a secured borrowing. These borrowings are part of Nomura’s trading activities intended to generate profits from the distribution of financial products secured by those financial assets.

Long-term borrowings consisted of the following:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2010	2011	2011
Debt issued by the Company	¥2,674,768	¥3,205,519	$38,733
Debt issued by subsidiaries—guaranteed by the Company	2,145,020	2,270,308	27,432
Debt issued by subsidiaries—not guaranteed by the Company(1)	2,379,273	2,927,090	35,369

Total	¥7,199,061	¥8,402,917	$101,534

(1)	Includes trading balances of secured borrowings.

As of March 31, 2010, fixed-rate long-term borrowings are due between 2010 and 2056 at interest rates ranging from 0.10% to 7.00%. Floating-rate obligations, which are generally based on LIBOR, are due between 2010 and 2052 at interest rates ranging from 0.04% to 3.95%. Index / Equity-linked obligations are due between 2010 and 2042 at interest rates ranging from 0.00% to 23.95%.

As of March 31, 2011, fixed-rate long-term borrowings are due between 2011 and 2035 at interest rates ranging from 0.00% to 10.01%. Floating-rate obligations, which are generally based on LIBOR, are due between 2011 and 2038 at interest rates ranging from 0.10% to 8.30%. Index / Equity-linked obligations are due between 2011 and 2042 at interest rates ranging from 0.00% to 32.50%.

Certain borrowing agreements of subsidiaries contain provisions whereby the borrowings are redeemable at the option of the borrower at specified dates prior to maturity and include various equity-linked or other index-linked instruments.

Nomura enters into swap agreements to manage its exposure to interest rates and foreign exchange rates. Principally, bonds and notes issued are effectively converted to LIBOR-based floating rate obligations through such swap agreements. The carrying value of the long-term borrowings includes adjustments to reflect fair value hedges.

The effective weighted-average interest rates of borrowings, including the effect of fair value hedges, were as follows:

	March 31
	2010	2011
Short-term borrowings	0.94%	0.63%
Long-term borrowings	1.60%	1.48%
Fixed-rate obligations	2.03%	2.30%
Floating-rate obligations	1.14%	0.99%
Index / Equity-linked obligations	1.62%	1.20%

Maturities of long-term borrowings

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2010 consist of the following:

Year ending March 31	Millions of yen
2011	¥477,200
2012	742,663
2013	885,951
2014	418,999
2015	866,280
2016 and thereafter	3,049,571

Sub-Total	6,440,664

Trading balances of secured borrowings	758,397

Total	¥7,199,061

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2011 consist of the following:

Year ending March 31	Millions of yen	Translation into millions of U.S. dollars
2012	¥892,016	$10,778
2013	980,689	11,850
2014	936,836	11,320
2015	1,239,348	14,975
2016	856,532	10,350
2017 and thereafter	3,267,331	39,480

Sub-Total	8,172,752	98,753

Trading balances of secured borrowings	230,165	2,781

	¥8,402,917	$101,534

Borrowing facilities

As of March 31, 2010 and 2011, Nomura had unutilized borrowing facilities of ¥172,309 million and ¥124,380 million ($1,503 million), respectively.

Subordinated borrowings

As of March 31, 2010 and 2011, subordinated borrowings were ¥908,755 million and ¥1,059,261 million ($12,799 million), respectively.

13. Earnings per share:

Basic and diluted earnings per share (“EPS”) are presented on the face of the consolidated statements of operations. Basic EPS is calculated by dividing net income attributable to NHI by the weighted average number of common shares outstanding during the year. The calculation of diluted EPS is similar to basic EPS, except that the weighted average number of common shares is adjusted to reflect all dilutive instruments where potential common shares are deliverable during the year. In addition, net income attributable to NHI is adjusted for any change in income or loss that would result from the assumed conversion of dilutive instruments issued by affiliates.

A reconciliation of the amounts and the numbers used in the calculation of net income (loss) attributable to NHI common shareholders per share (basic and diluted) is as follows:

	Yen amounts in millions except per share data presented in yen		Translation into millions of U.S. dollars except per share data presented in U.S. dollars
	Year ended March 31
	2010	2011	2011
Basic—
Net income (loss) attributable to NHI shareholders	¥67,798	¥28,661	$346

Weighted average number of shares outstanding	3,126,790,289	3,627,798,587

Net income (loss) attributable to NHI shareholders per share	¥21.68	¥7.90	$0.10

Diluted—
Net income (loss) attributable to NHI shareholders	¥67,784	¥28,642	$346

Weighted average number of shares outstanding	3,139,394,052	3,642,689,381

Net income (loss) attributable to NHI shareholders per share	¥21.59	¥7.86	$0.09

For the year ended March 31, 2010, in determining diluted EPS, net income attributable to NHI shareholders was adjusted to reflect the decline in Nomura’s income arising from convertible bonds issued by the Company. The decline of net income arising from convertible bonds was caused by presuming lump-sum expensing of the difference between the bond’s carrying amount and the bond’s redemption amount, which is accumulated over the life of the bond. Net income (loss) attributable to NHI shareholders was adjusted to reflect the decline in Nomura’s equity share of earnings of affiliates for the years ended March 31, 2010 and 2011 arising from options to purchase common shares issued by affiliates.

The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential issuance of common shares arising from convertible bonds and stock-based compensation plans by the Company, which would reduce EPS for the year ended March 31, 2010. The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential issuance of common shares arising from stock-based compensation plans by the Company, which would have minimal impact on EPS for the year ended March 31, 2011.

Antidilutive stock options to purchase 12,436,800 and 59,670,700 common shares were not included in the computation of diluted EPS for the year ended March 31, 2010 and 2011, respectively.

The convertible bonds of ¥110,000 million were converted to 258,040,481 common shares for the year ended March 31, 2010. All of the convertible bonds were exercised for the year ended March 31, 2010, and therefore, the balance of outstanding convertible bonds as of March 31, 2011 was nil.

Nomura issued 766,000,000 shares and 34,000,000 shares by way of public offering with a total amount to be paid of ¥416,949 million on the payment date of October 13, 2009 and third-party allotment with a total amount to be paid of ¥18,507 million on the payment date of October 27, 2009.

Nomura conducted a share buyback of 75,000,000 common shares which amounted to ¥37,362 million from August 9, 2010 to August 31, 2010.

14. Employee benefit plans:

Nomura provides various pension plans and other post-employment benefits which cover certain employees worldwide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society (“NSHIS”).

Defined benefit pension plans—

The Company and certain subsidiaries in Japan (the “Japanese entities”) have contributory funded benefit pension plans for eligible employees. The benefits are paid as annuity payments subsequent to retirement or as lump-sum payments at the time of retirement based on the combination of years of service, age at retirement and employee’s choice. The benefits under the plans are calculated based upon position, years of service and reason for retirement. In addition to the plans described above, certain Japanese entities also have unfunded lump-sum payment plans. Under these plans, employees with at least two years of service are generally entitled to lump-sum payments upon termination of employment. The benefits under the plans are calculated based upon position, years of service and the reason for retirement. Nomura’s funding policy is to contribute annually the amount necessary to satisfy local funding standards. In December 2008, certain contributory funded benefit pension plans and unfunded lump-sum payment plans were amended and “cash balance pension plans” were introduced. Participants receive an annual benefit in their cash balance pension plan account, which is computed based on compensation of the participants, adjusted for changes in Japanese government bond rates. This plan amendment contributed to a reduction in the benefit obligations of the subsidiaries.

Some overseas subsidiaries have various local defined benefit plans covering certain employees. Nomura recognized an asset for pension benefits for these plans amounting to ¥4,862 million and ¥5,787 million ($70 million) as of March 31, 2010, and 2011, respectively.

Net Periodic Benefit Cost

The net periodic benefit cost of the defined benefit plans includes the following components. Nomura’s measurement date is March 31 for its defined benefit plans for Japanese entities.

Japanese entities’ plans—

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2010	2011	2011
Service cost	¥8,719	¥9,328	$113
Interest cost	4,307	4,480	54
Expected return on plan assets	(3,023)	(3,182)	(38)
Amortization of net actuarial losses	4,735	3,088	37
Amortization of prior service cost	(1,148)	(1,148)	(14)

Net periodic benefit cost	¥13,590	¥12,566	$152

The prior service cost is amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation or the fair value of plan assets are amortized over the average remaining service period of active participants.

Benefit Obligations and Funded Status

The following table presents a reconciliation of the changes in projected benefit obligation (“PBO”) and the fair value of plan assets, as well as a summary of the funded status:

Japanese entities’ plans—

	Millions of yen		Translation into millions of U.S. dollars
	As of or for the year ended March 31
	2010	2011	2011
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	¥229,881	¥215,761	$2,607
Service cost	8,719	9,328	113
Interest cost	4,307	4,480	54
Actuarial loss	(13,218)	(647)	(8)
Benefits paid	(14,423)	(15,406)	(186)
Other	495	137	2

Projected benefit obligation at end of year	¥215,761	¥213,653	$2,582

Change in plan assets:
Fair value of plan assets at beginning of year	¥116,484	¥122,632	$1,482
Actual return on plan assets	12,927	1,865	23
Employer contributions	993	4,407	53
Benefits paid	(7,772)	(8,177)	(99)

Fair value of plan assets at end of year	¥122,632	¥120,727	$1,459

Funded status at end of year	(93,129)	(92,926)	(1,123)

Amounts recognized in the consolidated balance sheets	¥(93,129)	¥(92,926)	$(1,123)

The accumulated benefit obligation (“ABO”) was ¥212,183 million and ¥211,425 million ($2,555 million) as of March 31, 2010 and 2011, respectively.

PBO, ABO, and fair value of plan assets for pension plans with ABO and PBO in excess of plan assets as of March 31, 2010 and 2011 are set forth in the tables below.

Japanese entities’ plans—

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2010	2011	2011
Plans with ABO in excess of plan assets:
PBO	¥215,761	¥213,653	$2,582
ABO	212,183	211,425	2,555
Fair value of plan assets	122,632	120,727	1,459
Plans with PBO in excess of plan assets:
PBO	¥215,761	¥213,653	$2,582
ABO	212,183	211,425	2,555
Fair value of plan assets	122,632	120,727	1,459

Amounts in accumulated other comprehensive income, pre-tax, that have not yet been recognized as components of net periodic benefit cost consist of:

Japanese entities’ plans—

	Millions of yen	Translation into millions of U.S. dollars
	For the year ended March 31
	2011	2011
Net actuarial loss	¥68,227	$824
Net prior service cost	(14,094)	(170)

Total	¥54,133	$654

Amounts in accumulated other comprehensive income, pre-tax, expected to be recognized as components of net periodic benefit cost over the next fiscal year are as follows:

Japanese entities’ plans—

	Millions of yen	Translation into millions of U.S. dollars
	For the year ending March 31
	2012	2012
Net actuarial loss	¥3,088	$37
Net prior service cost	(1,148)	(14)

Total	¥1,940	$23

Assumptions

The following table presents the weighted-average assumptions used to determine projected benefit obligations at year end:

Japanese entities’ plans—

	March 31
	2010	2011
Discount rate	2.2%	2.1%
Rate of increase in compensation levels	2.5%	2.5%

The following table presents the weighted-average assumptions used to determine Japanese entities’ plans net periodic benefit costs for the year:

	Year ended March 31
	2010	2011
Discount rate	2.2%	2.1%
Rate of increase in compensation levels	2.5%	2.5%
Expected long-term rate of return on plan assets	2.6%	2.6%

Generally, Nomura determines the discount rates for its defined benefit plans by referencing indices for long-term, high-quality bonds and ensuring that the discount rate does not exceed the yield reported for those indices after adjustment for the duration of the plans’ liabilities.

Nomura uses the expected long-term rate of return on plan assets to compute the expected return on assets. Nomura’s approach in determining the long-term rate of return on plan assets is primarily based on historical financial market relationships that have existed over time with the presumption that this trend will generally remain constant in the future.

Plan Assets

The Nomura’s plan assets are managed with an objective to secure necessary plan assets in the long term to enable future pension payouts. While targeting to achieve the long-term rate of return on plan assets, Nomura aims to minimize short-term volatility by managing the portfolio through diversifying risk. Based on this portfolio policy, the plan assets are invested diversely.

The plan assets of domestic plans target to invest 23% in equities (includes private equity), 50% in debt securities, 15% in life insurance company general accounts and 12% in other. Investment allocations are generally reviewed and revised at the time of the actual revaluation that takes place every five years or when there is a significant change in prerequisites for the portfolio.

The following tables present information about the plan assets at fair value as of March 31, 2010 and March 31 2011 within the fair value hierarchy. For details of the levels of inputs used to measure the fair value, see Note 3, “Fair value of financial instruments.”

Japanese entities’ plans—

	Millions of yen
	March 31, 2010
	Level 1	Level 2	Level 3	Balance as of March 31, 2010
Pension plan assets:
Equities	¥28,803	¥—	¥—	¥28,803
Private equity	—	—	892	892
Japanese government securities	48,365	—	—	48,365
Japanese agency and municipal securities	275	—	—	275
Foreign government securities	3,751	—	—	3,751
Bank and corporate debt securities	—	520	—	520
Investment trust funds and other(1)	—	11,230	9,371	20,601
Life insurance company general accounts	—	18,204	—	18,204
Other assets	—	1,221	—	1,221

Total	¥81,194	¥31,175	¥10,263	¥122,632

	Millions of yen
	March 31, 2011
	Level 1	Level 2	Level 3	Balance as of March 31, 2011
Pension plan assets:
Equities	¥23,121	¥—	¥—	¥23,121
Private equity	—	—	838	838
Japanese government securities	47,099	—	—	47,099
Japanese agency and municipal securities	—	—	—	—
Foreign government securities	—	—	—	—
Bank and corporate debt securities	—	—	—	—
Investment trust funds and other(1)	—	18,290	8,807	27,097
Life insurance company general accounts	—	19,344	—	19,344
Other assets	—	3,228	—	3,228

Total	¥70,220	¥40,862	¥9,645	¥120,727

	Translation into millions of U.S. dollars
	March 31, 2011
	Level 1	Level 2	Level 3	Balance as of March 31, 2011
Pension plan assets:
Equities	$279	$—	$—	$279
Private equity	—	—	10	10
Japanese government securities	569	—	—	569
Japanese agency and municipal securities	—	—	—	—
Foreign government securities	—	—	—	—
Bank and corporate debt securities	—	—	—	—
Investment trust funds and other(1)	—	221	107	328
Life insurance company general accounts	—	234	—	234
Other assets	—	39	—	39

Total	$848	$494	$117	$1,459

(1)	Includes hedge funds and real estate funds.

The fair value of the non-Japan plan assets as of March 31, 2010 was ¥2,945 million, ¥18,350 million and ¥1,658 million for Level 1, Level 2 and Level 3, respectively. The fair value of the non-Japan plan assets as of March 31, 2011 was ¥3,055 million ($37 million), ¥18,584 million ($225 million) and ¥1,692 million ($20 million) for Level 1, Level 2 and Level 3, respectively.

Level 1 includes principally equity securities and government securities. Unadjusted quoted prices in active markets for identical assets that Nomura has the ability to access at the measurement date are classified as Level 1. Level 2 includes principally investment trust funds, corporate debt securities and investments in life insurance company’s general accounts. Investment trust funds are valued at their net asset values as calculated by the sponsor of the funds. Investments in life insurance company’s general accounts are valued at conversion value.

The following tables present information about the plan assets for which Nomura has utilized Level 3 inputs to determine fair value.

Japanese entities’ plans—

	Millions of yen
	Year ended March 31, 2010
	Balance as of April 1, 2009	Unrealized and realized gains / loss	Purchases / sales and other settlement	Net transfers in / (out of) Level 3	Balance as of March 31, 2010
Private equity	¥980	¥(12)	¥(76)	¥—	¥892
Investment trust funds and other	1,411	4	7,956	—	9,371

Total	¥2,391	¥(8)	¥7,880	¥—	¥10,263

	Millions of yen
	Year ended March 31, 2011
	Balance as of April 1, 2010	Unrealized and realized gains / loss	Purchases / sales and other settlement	Net transfers in / (out of) Level 3	Balance as of March 31, 2011
Private equity	¥892	¥5	¥(59)	¥—	¥838
Investment trust funds and other	9,371	(376)	(188)	—	8,807

Total	¥10,263	¥(371)	¥(247)	¥—	¥9,645

	Translation into millions of U.S. dollars
	Year ended March 31, 2011
	Balance as of April 1, 2010	Unrealized and realized gains / loss	Purchases / sales and other settlement	Net transfers in / (out of) Level 3	Balance as of March 31, 2011
Private equity	$11	$0	$(1)	$—	$10
Investment trust funds and other	113	(5)	(1)	—	107

Total	$124	$(5)	$(2)	$—	$117

The fair value of Level 3 non-Japan plans assets, consisting of real estate funds, was ¥1,658 million and ¥1,692 million ($20 million) as of March 31, 2010 and March 31, 2011, respectively. The amount of gains and loss, purchases and sales, transfers between Level 1 or Level 2 and Level 3 relating to these assets during the years ended March 31, 2010 and 2011 were not significant.

Cash Flows

Nomura expects to contribute approximately ¥31,344 million ($379 million) to Japanese entities’ plans in the year ending March 31, 2012 based upon Nomura’s funding policy to contribute annually the amount necessary to satisfy local funding standards.

Expected benefit payments for the next five fiscal years and in aggregate for the five fiscal years thereafter are as follows:

Japanese entities’ plans—

Year ending March 31	Millions of yen	Translation into millions of U.S. dollars
2012	¥9,091	$110
2013	8,413	102
2014	8,650	105
2015	9,346	113
2016	9,961	120
2017-2021	51,484	622

Defined contribution pension plans—

In addition to defined benefit pension plans, the Company, NSC and other Japanese and non-Japanese subsidiaries have defined contribution pension plans.

Nomura contributed ¥3,021 million and ¥3,233 million ($39 million) to the defined contribution pension plans for Japanese entities’ plans for the years ended March 31, 2010 and 2011, respectively.

The contributions to overseas defined contribution pension plans were ¥5,712 million and ¥6,903 million ($83 million) for the years ended March 31, 2010 and 2011, respectively.

Health care benefits—

The Company and certain subsidiaries provide certain health care benefits to both active and retired employees through NSHIS. The Company and certain subsidiaries also sponsor certain health care benefits to retired employees (“Special Plan”) and these retirees are permitted to continue participation in the Special Plan on a pay-all basis, i.e., by requiring a retiree contribution based on the estimated per capita cost of coverage. The Special Plan is a multi-employer post-retirement plan because it is jointly administered by NSHIS and the national government, and the funded status of it is not computed separately. Therefore, although the Company and certain subsidiaries contribute some portion of the cost of retiree health care benefits not covered through retiree contributions, the Company and certain subsidiaries do not reserve for the future cost. The health care benefit costs, which are equivalent to the required contribution, amounted to ¥5,820 million and ¥6,760 million ($82 million) for the years ended March 31, 2010 and 2011, respectively.

15. Stock-based compensation plans:

The Company has stock-based compensation plans to maintain high levels of performance, to recruit talented staff and to link a portion of compensation to the Company’s stock price, namely of Stock Acquisition Right (“SAR”) Plan A, SAR Plan B and NSU Plan. The SAR Plan A generally consists of stock option plans. The SAR Plan B consists of stock unit plans.

SAR Plan A—

The Company has issued SARs of common stock pursuant to several effective stock option plans for employees (directors, executive officers and certain employees). These stock options vest and become exercisable two years after the grant date, and expire approximately seven years after the grant date, subject to accelerated expiration on termination of employment. The exercise price generally is not less than the fair value of the Company’s common stock on the grant date.

The fair value of the stock options as of the grant date is estimated using a Black-Scholes option-pricing model with the following assumptions. Expected volatilities are based on historical volatility of the Company’s common stock. The expected dividend yield is based on the current dividend rate at the time of grant. The expected lives of options granted are determined based on historical experience. The risk-free interest rate–estimate is based on yen swap rate with a maturity equal to the expected lives of options. The weighted-average amounts on the grant date fair value of options granted during the years ended March 31, 2010 and 2011 were ¥173 and ¥127 ($2) per share, respectively. The weighted-average assumptions used for the years are as follows:

	Year ended March 31
	2010	2011
Expected volatility	40.06%	40.51%
Expected dividends yield	3.25%	1.73%
Expected lives (in years)	6	6
Risk-free interest rate	1.01%	0.76%

The following table presents activity relating to SAR Plan A for the years ending March 31, 2010 and 2011:

	Outstanding (number of shares)	Weighted-average exercise price	Weighted-average remaining life (years)
Outstanding as of March 31, 2009	11,061,300	¥1,645	3.7
Granted	2,585,000	767
Exercised	—	—
Repurchased	—	—
Forfeited	(43,500)	1,457
Expired	(1,166,000)	1,600

Outstanding as of March 31, 2010	12,436,800	1,371	3.8
Granted	2,870,000	487
Exercised	—	—
Repurchased	—	—
Forfeited	(262,000)	1,290
Expired	(1,227,000)	1,332

Outstanding as of March 31, 2011	13,817,800	¥1,176	3.9

No options were exercised during the years ended March 31, 2010 and 2011. The aggregate intrinsic value of options outstanding as of March 31, 2010 and 2011 were ¥nil.

The following table presents the distribution of the options as of March 31, 2011:

	Stock options outstanding			Stock options exercisable
Exercise prices	Stock options outstanding (number of shares)	Weighted-average exercise price	Weighted-average remaining life (years)	Stock options exercisable (number of shares)	Weighted-average exercise price
¥1,940	1,948,000	¥1,940	3.3	1,948,000	¥1,940
¥1,793	1,760,000	¥1,793	2.3	1,760,000	¥1,793
¥1,333	2,026,000	¥1,333	4.4	2,026,000	¥1,333
¥1,311	1,224,000	¥1,311	0.2	1,224,000	¥1,311
¥1,152	1,488,800	¥1,152	1.3	1,488,800	¥1,152
¥757	2,516,000	¥757	5.4	—	¥—
¥487	2,855,000	¥487	6.6	—	¥—

Total	13,817,800	¥1,176	3.9	8,446,800	¥1,534

As of March 31, 2010 and 2011, the number of outstanding options exercisable were 7,783,300 and 8,446,800, respectively.

SAR Plan B—

The Company has issued SARs of common stock pursuant to several effective stock unit plans for employees (directors, executive officers and certain employees). These stock units vest and become exercisable two or three years after the grant date, and expire approximately seven or eight years after the grant date. The exercise price is a nominal ¥1 per share.

The following table presents activity relating to SAR Plan B for the years ending March 31, 2010 and 2011.

	Outstanding (number of shares)	Weighted-average grant date fair value per share
Outstanding as of March 31, 2009	17,547,100	¥1,944
Granted	12,524,300	618
Exercised	(6,122,900)	2,283
Repurchased	—	—
Forfeited	(2,333,400)	726
Expired	—	—

Outstanding as of March 31, 2010	21,615,100	1,211
Granted	59,187,700	638
Exercised	(6,870,600)	1,651
Repurchased	—	—
Forfeited	(4,145,200)	634
Expired	—	—

Outstanding as of March 31, 2011	69,787,000	¥716

As of March 31, 2011, there was ¥20,807 million ($251 million) of total unrecognized compensation cost related to SAR Plan B. Such cost is expected to be recognized over a weighted-average period of 1.5 years. The total fair value of shares vested during the years ended March 31, 2010 and 2011 was ¥5,593 million and ¥4,909 million ($59 million), respectively.

Total stock-based compensation expense included in income before income taxes for the years ended March 31, 2010 and 2011 was ¥9,737 million and ¥18,638 million ($225 million), respectively. Total related tax benefits recognized in earnings for stock-based compensation expense for the years ended March 31, 2010 and 2011 were ¥291 million and ¥546 million ($7 million), respectively. The dilutive effect of outstanding stock-based compensation plans is included in weighted average number of shares outstanding used in diluted EPS computations. Cash received from exercise of the stock-based compensation plans during the year ended March 31, 2011 was ¥7 million ($0.1 million) and the tax benefit realized from exercise of the stock options was ¥535 million ($6 million).

NSU Plan—

The Company has awarded to the employees (directors, executive officers and certain employees) a compensation plan linked to the Company’s stock price. The employees covered by the NSU Plan must provide service as the employees of Nomura for a specified service period in order to receive payments under this plan and also are subject to forfeitures due to termination of employment under certain conditions. The period to the payment date is primarily two to three years. Nomura will pay either in cash or an equivalent amount of assets with the value linked to the Company’s average stock price for a certain period immediately preceding the applicable future payment date.

In April 2010, the Company authorized to make the compensation payment under the NSU Plan to Nomura’s directors and certain employees. For the year ended March 31, 2011, the total recognized compensation cost relating to the NSU Plan and the total fair value of NSU Plan exercised were ¥13,708 million ($166 million) and ¥2,194 million ($27 million), respectively. As of March 31, 2011, there was ¥6,717 million ($81 million) of total unrecognized compensation cost. Such cost is expected to be recognized over a period of approximately one year.

Subsequent events

On May 19, 2011, the Company adopted a resolution to issue SARs No. 40, No. 41 and No. 42 of common stock pursuant to the SAR Plan B for directors and certain employees of the Company and subsidiaries and has issued SARs on June 7, 2011. The total number of SARs to be issued is 620,863 for the acquisition of 62,086,300 shares. The exercise price is a nominal ¥1 per share. The SARs No. 40, No. 41 and No. 42 vest and are exercisable one, two and three years after the grant date, respectively, and expire seven years after the grant date.

In May 2011, the Company authorized to make compensation payments primarily based on the Company’s stock price to Nomura’s directors and certain employees in the amount of approximately ¥58.7 billion ($0.7 billion) in the future. (The compensation amounts are estimated based on the fair value of plans as of May 2011. These awards generally vest for periods up to three years.) Nomura will pay either in cash or an equivalent amount of assets with a value linked primarily to the Company’s average stock price for a certain period immediately preceding the applicable future payment date.

16. Income taxes:

The components of income tax expense reflected in the consolidated statements of operations are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2010	2011	2011
Current:
Domestic	¥12,988	¥175	$2
Foreign	4,599	5,956	72

Sub Total	17,587	6,131	74

Deferred:
Domestic	28,207	56,194	679
Foreign	(8,633)	(995)	(12)

Sub Total	19,574	55,199	667

Total	¥37,161	¥61,330	$741

The income tax benefit recognized from net operating losses for the years ended March 31, 2010 and 2011 totaled ¥10,374 million and ¥4,645 million ($56 million), respectively.

The Company and its wholly-owned domestic subsidiaries have adopted the consolidation tax system permitted under Japanese tax law. The consolidation tax system only imposes a national tax. Since April 1, 2004, Nomura’s domestic effective statutory tax rate has been approximately 41%.

Foreign subsidiaries are subject to income taxes of the countries in which they operate. The relationship between income tax expense and pretax accounting income (loss) is affected by a number of items, including various tax credits, certain expenses not allowable for income tax purposes and different tax rates applicable to foreign subsidiaries.

A reconciliation of the effective income tax rate reflected in the consolidated statements of operations to the normal effective statutory tax rate is as follows:

	Year ended March 31
	2010	2011
Normal effective statutory tax rate	41.0%	41.0%
Impact of:
Change in deferred tax valuation allowance	6.7	1.6
Taxable items to be added on financial profit	10.8	5.3
Non-deductible expenses	10.5	16.6
Non-taxable revenue	(7.8)	(8.4)
Dividends from foreign subsidiaries	1.0	0.0
Tax effect of undistributed earnings of foreign subsidiaries	0.1	(0.0)
Different tax rate applicable to income (loss) of foreign subsidiaries	(26.9)	10.8
Tax benefit recognized on the devaluation of investment in foreign subsidiaries	—	(1.3)
Other	(0.1)	0.2

Effective tax rate	35.3%	65.8%

The net deferred tax assets of ¥308,679 million and ¥241,911 million ($2,923 million) reported within Other assets—Other in the consolidated balance sheets as of March 31, 2010 and 2011, respectively, represent tax effects of the total of the temporary differences and tax loss carryforwards in components of those tax jurisdictions with net deductible amounts in future years. The net deferred tax liabilities of ¥15,667 million and ¥12,180 million ($147 million) reported within Other liabilities in the consolidated balance sheets as of March 31, 2010 and 2011, respectively, represent the total of the temporary differences in components of those tax jurisdictions with net taxable amounts in future years.

Details of deferred tax assets and liabilities are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2010	2011	2011
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥11,175	¥10,243	$124
Investments in subsidiaries and affiliates	174,529	171,520	2,072
Valuation of financial instruments	268,588	214,706	2,595
Accrued pension and severance costs	47,786	41,402	500
Other accrued expenses and provisions	81,375	77,649	938
Operating losses	351,101	317,519	3,837
Other	5,160	5,215	63

Gross deferred tax assets	939,714	838,254	10,129
Less—Valuation allowance	(501,554)	(461,966)	(5,582)

Total deferred tax assets	438,160	376,288	4,547

Deferred tax liabilities
Investments in subsidiaries and affiliates	66,218	69,363	838
Valuation of financial instruments	46,865	47,694	577
Undistributed earnings of foreign subsidiaries	5,258	4,409	53
Valuation of fixed assets	19,196	19,355	234
Other	7,611	5,736	69

Total deferred tax liabilities	145,148	146,557	1,771

Net deferred tax assets	¥293,012	¥229,731	$2,776

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes. Based on the cumulative and continuing losses of these subsidiaries, management of Nomura believes that it is more likely than not that the related deferred tax assets will not be realized. The allowances against deferred tax assets are determined based on a review of future realizable value. Changes in the valuation allowance for deferred tax assets are shown below:

	Millions of yen				Translation into millions of U.S. dollars
	Year ended March 31
	2010		2011		2011
Balance at beginning of year	¥493,906		¥501,554		$6,060
Net change during the year	7,648	(1)	(39,588	)(2)	(478	)(2)

Balance at end of year	¥501,554		¥461,966		$5,582

(1)	Includes ¥8,313 million and ¥2,667 million related to subsidiaries which is mainly due to an increase in non-recoverability of losses in certain foreign subsidiaries and in certain subsidiaries in Japan, negative ¥3,332 million related the Company which is due to the decrease of allowance for the deferred tax assets previously recorded. In total, ¥7,648 million of allowances increased for the year ended March 31, 2010.
(2)	Includes negative ¥33,523 million ($405 million) related to foreign subsidiaries which is mainly due to an effect of utilized loss carryforwards in certain U.S. subsidiaries, negative ¥2,657 million ($32 million) and negative ¥3,408 million ($41 million) related to Japanese subsidiaries and the Company, respectively, which is due mainly to a result of a review of future realizable value for the deferred tax assets previously recorded. In total, ¥39,588 million ($478 million) of allowances decreased for the year ended March 31, 2011.

As of March 31, 2011, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling ¥2,440 million ($29 million). It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

As of March 31, 2011, Nomura has net operating loss carryforwards, for income tax purposes, of ¥1,124,673 million ($13,590 million) resulting from certain U.S. and European subsidiaries. These losses, except for ¥496,892 million ($6,004 million), which can be carried forward indefinitely, expire as follows: 2011 through 2018—¥337,628 million ($4,080 million), 2019 and thereafter—¥290,153 million ($3,506 million). Nomura believes that it is more likely than not that these loss carryforwards, less valuation allowance, will be realized.

The total amount of unrecognized tax benefits were ¥nil as of March 31, 2009 and 2010. Also there were no movements of the gross amounts in unrealized tax benefits and the amount of interest and penalties recognized due to the unrealized tax benefits during the year ended March 31, 2009 and 2010.

The total amount of unrecognized tax benefits as of March 31, 2011 was not significant. Also there were no significant movements of the gross amounts in unrealized tax benefits and the amount of interest and penalties recognized due to the unrealized tax benefits during the year ended March 31, 2011. Nomura recognizes the accrual of interest related to unrecognized tax benefits and penalties related to unrecognized tax benefits in Income tax expense in the consolidated statements of operations.

Nomura is under continuous examination by the Japanese National Tax Agency and other tax authorities in major operating jurisdictions such as the United Kingdom (“U.K.”) and U.S. Nomura regularly assesses the likelihood of additional assessments in each tax jurisdiction and the impact on the consolidated financial statements. A liability for unrecognized tax benefits are recorded in the amount that is sufficient to cover potential exposure for an additional tax assessment depending on likelihood. It is reasonably possible that there may be a significant increase in unrecognized tax benefits within 12 months of March 31, 2011. Quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcomes. However, Nomura does not expect that any change in the gross balance of unrecognized tax benefits would have a material effect on its financial condition.

Nomura operates in multiple taxing jurisdictions, and faces audits from various tax authorities regarding many issues including but not limited to transfer pricing, deductibility of certain expenses, creditability of foreign taxes, and other matters. The table below summarizes the major jurisdictions in which Nomura operates and the earliest year in which Nomura remains subject to examination. Under Hong Kong SAR tax law, the time bar does not apply if the entity records a tax loss, thus not stated in below table.

Jurisdiction	Year
Japan	2006	(1)
U.K.	2009
U.S.	2007

(1)	For transfer pricing, the earliest year in which Nomura remains subject to examinations is 2005.

17. Shareholders’ equity:

Changes in shares of common stock outstanding are shown below:

	Shares
	Year ended March 31,
	2010	2011
Number of shares outstanding at beginning of year	2,604,779,843	3,669,044,614
New issue	800,000,000	—
Conversion of convertible bonds	258,040,481	—
Common stock held in treasury:
Repurchases of common stock	(26,857)	(75,030,934)
Sales of common stock	6,328	2,409
Common stock issued to employees	6,122,900	6,870,600
Other net change in treasury stock	121,919	243

Number of shares outstanding at end of year	3,669,044,614	3,600,886,932

The amount available for dividends and acquisition of treasury stock is subject to the restrictions under the Companies Act of Japan. Additional paid-in capital and retained earnings include amounts which the Companies Act of Japan prohibits for the use of dividends and acquisition of treasury stock. As of March 31, 2010 and 2011, the amounts available for distributions were ¥546,483 million and ¥480,471 million ($5,806 million), respectively. These amounts are based on the amounts recorded in the Company’s unconsolidated financial statements maintained in accordance with accounting principles and practices prevailing in Japan. U.S. GAAP adjustments incorporated in the accompanying consolidated financial statements but not recorded in the Company’s unconsolidated financial statements have no effect on the determination of the amounts available for distributions under the Companies Act of Japan.

Retained earnings include Nomura’s share of investee undistributed earnings which have been accounted for based on the equity method, and those Nomura’s share of investee undistributed earnings amounted to ¥72,405 million and ¥77,145 million ($932 million) as of March 31, 2010 and 2011, respectively.

Dividends on common stock per share were ¥8 for the year ended March 31, 2010 and ¥8 ($0.10) for the year ended March 31, 2011.

On July 30, 2010, the board of directors approved a repurchase program of Nomura Holdings common stock in accordance with Article 459-1 of the Companies Act of Japan as follows: (a) total number of shares authorized for repurchase is up to 75,000,000 shares, (b) total value of shares authorized for repurchase is up to ¥50 billion and (c) the share buyback will run from August 9, 2010 to September 17, 2010. Under this repurchase program, the Company repurchased 75,000,000 shares of common stock at a cost of ¥37,362 million.

The change in common stock held in treasury includes the change in shares issued to employees under stock-based compensation plans, shares sold to enable shareholders to hold round lots of the 100 share minimum tradable quantity (adding-to-holdings requests) or shares acquired to create round lots or eliminate odd lots. Common stock held in treasury also includes, as of March 31, 2010 and 2011, 1,063,153 shares, or ¥2,189 million, and 1,062,910 shares, or ¥2,189 million ($26 million), held by affiliated companies, respectively.

Nomura issued 766,000,000 shares and 34,000,000 shares through a public offering and third-party allotment, respectively in October, 2009.

18. Regulatory requirements:

The Financial Services Agency (the “FSA”) requires financial conglomerates to maintain net capital not less than the required capital on a consolidated basis under the “Guideline for Financial Conglomerate Supervision”, unless otherwise specified by other law a notice. The Company calculates its consolidated capital adequacy ratio according to the “Criteria for bank holding companies to judge whether their capital adequacy status is appropriate in light of their own and their subsidiaries’ asset holdings, etc. under Article 52-25 of the Banking Act” (the “Bank Holding Companies Notice”), as permitted under the provision in the “Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc.” from the end of March, 2009. As Nomura calculates its consolidated capital adequacy ratio according to the Bank Holding Companies Notice, Nomura converts each risk by multiplying the amount by 12.5; therefore Nomura examines whether it abides by this requirement by confirming that the capital/risk-weighted asset ratio is higher than 8%. As of March 31, 2010 and 2011, the Company was in compliance with the minimum capital requirement.

Under the Financial Instruments and Exchange Act (the “FIEA”) NSC is subject to the capital adequacy rules of the FSA. This rule requires the maintenance of a capital adequacy ratio, which is defined as the ratio of adjusted capital to a quantified total of business risk, of not less than 120%. Adjusted capital is defined as net worth (which includes shareholders’ equity, net unrealized gains and losses on securities held, reserves and subordinated debts) less illiquid assets. The business risks are divided into three categories: (1) market risks, (2) counterparty risks, and (3) basic risks. Under this rule, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. As of March 31, 2010 and 2011, the capital adequacy ratio of NSC exceeded 120%.

Financial Instruments Firms in Japan are required to segregate cash deposited by clients on securities transactions under the FIEA. As of March 31, 2010 and 2011, NSC segregated bonds with a market value of ¥305,017 million and ¥394,863 million ($4,771 million) which were either included in Trading assets on the accompanying consolidated balance sheets or borrowed under lending and borrowing securities contracts, as a substitute for cash.

In the U.S., Nomura Securities International, Inc. (“NSI”) is registered as a broker-dealer under the Securities Exchange Act of 1934 and as a futures commission merchant with the Commodity Futures Trading Commission (“CFTC”). NSI is also regulated by self-regulatory organizations, such as the Financial Industry Regulatory Authority and the Chicago Mercantile Exchange Group as its designated self regulatory organization. NSI is subject to the Securities and Exchange Commission’s Uniform Net Capital Rule (“Rule 15c3-1”) and other related rules, which require net capital, as defined under the alternative method, of not less than the greater of $1,000,000 or 2% of aggregate debit items arising from client transactions. The subsidiary is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 8% of the total risk margin requirement, as defined, for all positions carried in client accounts and nonclient accounts or $1,000,000, whichever is greater. The subsidiary is required to maintain net capital in accordance with the SEC, CFTC, or other various exchange requirements, whichever is greater. As of March 31, 2010 and 2011, the subsidiary was in compliance with all applicable regulatory capital adequacy requirements.

In Europe, the Nomura Europe Holdings plc (“NEHS”) group is regulated on a consolidated basis by the Financial Services Authority in the U.K., which imposes minimum capital adequacy requirements to the NEHS group. Nomura International plc (“NIP”), the most significant of NEHS’ subsidiaries, acts as a securities brokerage and dealing business. NIP is regulated and has minimum capital adequacy requirements imposed on it on a standalone basis by the Financial Services Authority in the U.K.. Nomura Bank International plc (“NBI”), another subsidiary of NEHS, is also regulated by the Financial Services Authority in the U.K. on a standalone basis. As of March 31, 2010 and 2011, the NEHS group, NIP and NBI were in compliance with all relevant regulatory capital related requirements.

In Asia, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Singapore Ltd (“NSL”) are regulated by the respective authorities. NIHK is licensed by the Securities and Futures Commission in Hong Kong to carry out regulated activities including the provision of securities brokerage and dealing, underwriting, investment advisory and securities margin financing services for its clients. NIHK has a branch located in Taiwan which is regulated by its local regulators under its respective jurisdictions. Activities of NIHK including its branches are subject to the Securities and Futures (Financial Resources) Rules which requires it, at all times, to maintain its liquid capital at a level not less than its required liquid capital. Liquid capital means an amount by which its liquid assets exceed its ranking liabilities. Required liquid capital is calculated in accordance with the provisions laid down in the Securities and Futures (Financial Resources) Rules. NSL is a merchant bank with Asian Currency Unit (“ACU”) license governed by the Monetary Authority of Singapore (“MAS”). NSL carries out its ACU regulated activities including, among others, securities brokerage and dealing business. The regulations require NSL to maintain a minimum capital of SGD3 million. Currently, NSL is observing relevant financial ratios which fulfill the requirement from MAS. As of March 31, 2010 and 2011, NIHK and NSL were in compliance with all relevant regulatory capital related requirements.

19. Affiliated companies and other equity-method investees:

Nomura’s significant affiliated companies and other equity-method investees include JAFCO Co., Ltd. (“JAFCO”), Nomura Research Institute, Ltd. (“NRI”), Nomura Land and Building Co., Ltd. (“NLB”), Fortress Investment Group LLC (“Fortress”) and Chi-X Europe Limited (“Chi-X Europe”).

JAFCO Co., Ltd.—

JAFCO, which is a listed company in Japan, manages various venture capital funds and provides private equity-related investment services to portfolio companies.

As of March 31, 2011, Nomura’s ownership of JAFCO was 24.1% and there was no remaining equity method goodwill included in the carrying amount of the investment.

Nomura Research Institute, Ltd.—

NRI develops and manages computer systems and provides research services and management consulting services. One of the major clients of NRI is Nomura.

As of March 31, 2011, Nomura’s ownership of NRI was 38.5% and the remaining balance of equity method goodwill included in the carrying value of the investment was ¥56,934 million ($688 million).

Nomura Land and Building Co., Ltd.—

NLB owns certain of Nomura’s leased office space in Japan. The lease transactions with Nomura are disclosed in Note 20 “Commitments, contingencies and guarantees”.

Nomura Real Estate Holdings, Inc. which is a subsidiary of NLB, is a listed company in the First Section of the Tokyo Stock Exchange.

As of March 31, 2011, Nomura’s ownership of NLB was 38.5% and the remaining balance of equity method goodwill included in the carrying amount of the investment was ¥1,485 million ($18 million).

NLB became a consolidated subsidiary of Nomura on May 24, 2011. See Note 10, “Business combinations” for more information.

Fortress Investment Group LLC—

Fortress is a global investment management firm. Fortress raises, invests and manages private equity funds, hedge funds and publicly traded alternative investment vehicles. The investment in Fortress is treated as an investment in a limited partnership and is accounted for by the equity method of accounting.

In May 2009, Fortress sold 46,000,000 Class A shares in a public offering and Nomura purchased 5,400,000 of these shares, at the public offering price.

As of March 31, 2011, Nomura’s ownership of Fortress was 11.5% and there was no remaining equity method goodwill included in the carrying value of the investment.

Chi-X Europe Limited—

Chi-X Europe was a consolidated subsidiary of Nomura until December 31, 2009. On December 31, 2009, nonvoting shares issued by Chi-X Europe to third parties were converted into voting shares. As a result, Nomura’s voting interest fell to 34% and Nomura ceased to have a controlling financial interest in Chi-X Europe, which was subsequently deconsolidated and accounted for under the equity method from December 31, 2009.

As part of the deconsolidation process, a gain of ¥3,074 million was recognized which is reported in the consolidated statements of operations within Revenue—Other. The gain resulted from a difference between the book value of the net assets of Chi-X Europe and the fair value of the retained investment in the company.

The fair value of the retained investment in Chi-X Europe was estimated using a combination of market and income approaches. The market approach was based on the “Guideline Public Company Method” whereby market multiples are derived from quoted market prices of publicly traded companies engaged in the same or similar line of business to Chi-X Europe. Under the income approach, a discounted cash flow method was used.

On February 18, 2011, BATS Global Markets, Inc. (“BATS”) entered into a definitive agreement to acquire a 100% of the outstanding stock of Chi-X Europe. The transaction is subject to regulatory approval, and upon closing Nomura will exchange its shares in Chi-X Europe for approximately 7% (fully diluted) of the outstanding stock of BATS.

Summary financial information—

A summary of financial information for JAFCO, NRI and NLB is as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2010	2011	2011
Total assets	¥2,020,517	¥2,096,554	$25,333
Total liabilities	1,474,284	1,521,653	18,386

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2010	2011	2011
Net revenues	¥526,350	¥590,985	$7,141
Non-interest expenses	482,573	535,564	6,471
Net income attributable to the companies	22,779	29,392	355

A summary of financial information for Fortress is as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2010(1)	2011(1)	2011
Total assets	¥154,471	¥172,677	$2,086
Total liabilities	98,711	95,396	$1,153

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2010(1)	2011(1)	2011
Net revenues	¥57,602	¥89,710	$1,084
Non-interest expenses	144,868	154,161	1,863
Net income (loss) attributable to the company	(23,651)	(24,400)	(295)

(1)	Financial information for Fortress is as of its fiscal years ended December 31, 2009 and 2010, respectively. Nomura records its share of Fortress’s earnings on a three-month lag.

A summary of balances and transactions with affiliated companies and other equity-method investees, except for lease transactions with NLB, which are disclosed in Note 20, “Commitments, contingencies and guarantees”, is presented below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2010	2011	2011
Investments in affiliated companies	¥247,641	¥260,339	$3,146
Advances to affiliated companies	3,632	12,766	154

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2010	2011	2011
Revenues	¥362	¥3,056	$37
Non-interest expenses	58,219	52,796	638
Purchase of software and tangible assets	25,954	20,945	253

The aggregate carrying amount and fair value of investments in affiliated companies and other equity-method investees for which a quoted market price is available are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2010	2011	2011
Carrying amount	¥176,351	¥182,109	$2,200
Fair value	216,932	198,439	2,398

Equity in earnings of equity-method investees, including those above, was a gain of ¥12,924 million and gain of ¥11,602 million ($140 million) for the years ended March 31, 2010 and 2011, respectively. Equity in earnings of equity-method investees are included within Revenue—Other in the consolidated statements of operations. Dividends from equity-method investees for the years ended March 31, 2010 and 2011 were ¥4,827 million and ¥4,802 million ($58 million), respectively.

20. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking and financing activities, Nomura provides commitments to extend credit which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with clients under which Nomura commits to underwrite notes that may be issued by the clients. The outstanding commitments under these agreements are included below in commitments to extend credit.

Nomura has commitments to invest in various partnerships and other entities, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships.

Nomura began consolidating, in accordance with its adoption of ASC 810 as amended by ASU 2009-17, certain VIEs which are engaged in the aircraft leasing business. Certain of these VIEs also have commitments to purchase aircraft. The outstanding commitments under these agreements are included in commitments to purchase aircraft.

These commitments outstanding were as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2010	2011	2011
Commitments to extend credit	¥228,439	¥264,736	$3,199
Commitments to invest in partnerships	40,203	38,008	459
Commitments to purchase aircraft	—	77,928	942

As of March 31, 2011, these commitments had the following maturities:

	Millions of yen
	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥264,736	¥70,621	¥64,289	¥128,105	¥1,721
Commitments to invest in partnerships	38,008	274	23,886	282	13,566
Commitments to purchase aircraft	77,928	24,905	45,066	7,957	—

	Translation into millions of U.S. dollars
	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	$3,199	$853	$777	$1,548	$21
Commitments to invest in partnerships	459	3	289	3	164
Commitments to purchase aircraft	942	301	545	96	—

The contractual amounts of these commitments to extend credit represent the amounts at risk should the contracts be fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the clients’ creditworthiness and the value of collateral held. Nomura evaluates each client’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on credit evaluation of the counterparty.

Other commitments

Purchase obligations for goods or services that include payments for construction-related, advertising, and computer and telecommunications maintenance agreements amounted to ¥50,690 million as of March 31, 2010 and ¥39,543 million ($478 million) as of March 31, 2011.

Nomura has commitments under resale and repurchase agreements including amounts in connection with collateralized agreements, collateralized financing and Gensaki transactions. These commitments amounted to ¥2,306 billion for resale agreements and ¥1,072 billion for repurchase agreements as of March 31, 2010 and ¥1,337 billion ($16.16 billion) for resale agreements and ¥1,605 billion ($19.39 billion) for repurchase agreements as of March 31, 2011. These amounts include certain types of repurchase transactions and securities transactions which Nomura accounts for as sales rather than collateralized financings in accordance with ASC 860.

In Japan, there is a market in which participants lend and borrow debt and equity securities without collateral to and from financial institutions. Under these arrangements, Nomura had obligations to return debt and equity securities borrowed without collateral of ¥188 billion and ¥300 billion ($3.62 billion) as of March 31, 2010 and 2011, respectively.

As a member of securities clearing houses and exchanges, Nomura may be required to pay a certain share of the financial obligations of another member who may default on its obligations to the clearing house or the exchange. These guarantees are generally required under the membership agreements. To mitigate these risks, exchanges and clearing houses often require members to post collateral. The potential for Nomura to make payments under such guarantees is deemed remote.

Leases

Nomura leases its office space and certain employees’ residential facilities in Japan primarily under cancelable lease agreements which are customarily renewed upon expiration. Nomura also leases certain equipment and facilities under noncancelable lease agreements. Rental expenses, net of sublease rental income, for the years ended March 31, 2010 and 2011 were ¥49,374 million and ¥48,957 million ($592 million), respectively. A portion of such rentals is paid to NLB, an affiliated company. See Note 19 “Affiliated companies and other equity-method investees” for more information on NLB.

Lease deposits and rent paid to NLB were as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2010	2011	2011
Lease deposits	¥6,541	¥4,229	$51
Rent paid during the year	4,531	4,358	53

In August 2009 a Nomura consolidated subsidiary, Nomura Properties plc (“NPP”) entered into a 20 year lease as tenant of a 525,000 square foot development at 1 Angel Lane in London in the U.K. Construction was completed in December 2010 and the building is now used as Nomura’s European headquarters. NPP was involved in the construction of the building and therefore was deemed the owner of the construction project from an accounting perspective in accordance with ASC 840. The building has been recognized on Nomura’s consolidated balance sheets from the start of the lease term in 2009. The building remains on Nomura’s consolidated balance sheets after completion of construction due to the NPP’s continuing involvement with the property and is depreciated over its useful life similar to the treatment of a capital lease.

The following table presents a schedule of future minimum lease payments under capital leases as of March 31, 2011:

	Millions of yen	Translation into millions of U.S. dollars
	March 31
	2011	2011
Total minimum lease payments	¥49,977	$604
Less: Amount representing interest	(26,680)	(322)

Present value of net lease payments	¥23,297	$282

	Millions of yen
		Years of payment
	Total	Less than 1 year	1 to 2 Years	2 to 3 Years	3 to 4 Years	4 to 5 Years	More than 5 years
Minimum lease payments	¥49,977	¥386	¥153	¥86	¥48	¥2,612	¥46,692

	Translation into millions of U.S. dollars
		Years of payment
	Total	Less than 1 year	1 to 2 Years	2 to 3 Years	3 to 4 Years	4 to 5 Years	More than 5 years
Minimum lease payments	$604	$5	$2	$1	$1	$31	$564

Office buildings, land, equipment and facilities on the consolidated balance sheets includes capital lease assets at the amount of ¥26,099 million and ¥24,855 million ($300 million) as of March 31, 2010 and 2011, respectively.

The following table presents a schedule of future minimum rental payments under non-cancelable operating leases with remaining terms exceeding one year as of March 31, 2011:

	Millions of yen	Translation into millions of U.S. dollars
	March 31
	2011	2011
Total minimum lease payments	¥88,215	$1,066
Less: Sublease rental income	(11,412)	(138)

Net lease payments	¥76,803	$928

	Millions of yen
		Years of payment
	Total	Less than 1 year	1 to 2 Years	2 to 3 Years	3 to 4 Years	4 to 5 Years	More than 5 years
Minimum lease payments	¥88,215	¥15,034	¥14,146	¥11,268	¥9,282	¥8,296	¥30,189

	Translation into millions of U.S. dollars
		Years of payment
	Total	Less than 1 year	1 to 2 Years	2 to 3 Years	3 to 4 Years	4 to 5 Years	More than 5 years
Minimum lease payments	$1,066	$182	$171	$136	$112	$100	$365

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utilities, and tax increases.

Contingencies—

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer economic loss from any fines, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

In accordance with ASC 450 “Contingencies”, Nomura recognizes a liability for this risk of loss arising on each individual matter when an estimated economic loss is probable and the amount of such loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws. Nomura cannot therefore estimate with confidence losses or ranges of losses for actions and proceedings where there is only a reasonably possible risk of loss.

Nomura believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to Nomura’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated results of operations or cash flows in a particular quarter or annual period.

The most significant actions and proceedings against Nomura are summarized below. Where possible, the amount of the claim of the counterparty is disclosed which provides an indication of the maximum loss Nomura may incur.

In January 2008, NIP was served with a tax notice issued by the tax authorities in Pescara, Italy alleging breaches by NIP of the U.K.-Italy Double Taxation Treaty of 1998 (the “Tax Notice”). The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The Tax Notice not only denies certain payments to which NIP claims to be entitled but is also seeking reimbursement of EUR 33.8 million, including interest, already refunded. In March 2008, NIP lodged an appeal against the Tax Notice rejecting the Italian tax authorities’ demands for reimbursement and in November 2009, a decision was issued by the Pescara Tax Court in favor of the Italian Tax Authorities. NIP is vigorously challenging this decision.

In April 2010, Lehman Brothers Holdings Inc. and Lehman Brothers Special Financing Inc. (collectively, “Lehman Inc.”) commenced proceedings in the U.S. Bankruptcy Court in New York objecting to the proofs of claims filed by the Company’s subsidiaries, NSC, NIP and Nomura Global Financial Products Inc. in respect of swaps and other derivative transactions in the total amount of approximately $1 billion; and in the case of NSC and NIP, Lehman Inc. is seeking to recover damages.

Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, the “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (under the liquidation with its trustee’s on-going recovery procedure pursuant to the Securities Investor Protection Act in the U.S. since December 2008), have filed lawsuits in the Supreme Court of the State of New York and U.S. Bankruptcy Court against a number of investors, including NIP, seeking to recover redemption payments that the Fairfield Funds allege, inter alia, were mistakenly made. In a complaint dated October 5, 2010, the amount claimed against NIP was approximately $34 million plus interest. The claim against NIP is proceeding in the U.S. Bankruptcy Court.

On November 11, 2010, the High Court in London ruled in favor of NIP and Nomura Bank International Plc (“NBI”) dismissing claims made by WestLB AG (“WestLB”) against them. WestLB first served the proceedings on NIP and NBI in April 2009, claiming that under the terms of a note issued by NBI and which matured in October 2008, WestLB was entitled to receive approximately $22 million, which it claimed to be the value of a fund of shares referable to the NBI note. WestLB sought permission to appeal and this was granted by the Court of Appeal on March 7, 2011.

On March 1, 2011, PT Bank Mutiara Tbk. (“Bank Mutiara”) commenced proceedings in the Commercial Court of the Canton of Zurich against a special purpose company (“SPC”) established at the request of NIP. These are proceedings to challenge the SPC’s rights over approximately $156 million in an account held in Switzerland. The SPC has a security interest over the money pursuant to a loan facility with a third party. The SPC does not believe that Bank Mutiara has any enforceable security interest over the funds and is seeking release of the monies.

Subsequent events

In April 2011, the Federal Home Loan Bank of Boston (“FHLB-Boston”) commenced proceedings in the Superior Court of Massachusetts against numerous sponsors, issuers and underwriters of residential mortgage-backed securities (“MBS”), and their controlling persons, including certain of the Company’s U.S. subsidiaries. The action alleges that FHLB-Boston purchased residential MBS issued by a Company’s subsidiary for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHLB-Boston seeks rescission of its purchases or compensatory damages pursuant to state law. FHLB-Boston alleges that it purchased certificates in four offerings issued by a Company’s subsidiary but does not specify the amount of its purchases or the amount of any alleged losses. Due to the lack of information at this stage of the litigation and the uncertainties involved, Nomura cannot provide any meaningful estimate of its exposure to loss related to this matter at this time.

Nomura supports the position of the Company’s subsidiaries in each of these claims.

Certain Mortgage-Related Contingencies in the U.S.

Certain of the Company’s subsidiaries in the U.S. securitized mortgage loans in the form of MBS. These subsidiaries did not generally originate mortgage loans, but purchased mortgage loans from third-party loan originators (the “originators”). In connection with such purchases, these subsidiaries received loan level representations from the originators. Certain of the MBS issued by the subsidiaries were structured with credit protection provided to specified classes of certificates by monoline insurers. In connection with the securitizations, the relevant subsidiaries provided loan level representations and warranties of the type generally described below, which mirror the representations the subsidiaries received from the originators.

The loan level representations made in connection with the securitization of mortgage loans were generally detailed representations applicable to each loan and addressed characteristics of the borrowers and properties. The representations included, but were not limited to, information concerning the borrower’s credit status, the loan-to-value ratio, the owner occupancy status of the property, the lien position, the fact that the loan was originated in accordance with the originator’s guidelines, and the fact that the loan was originated in compliance with applicable laws.

The relevant subsidiaries have received claims demanding the repurchase of certain loans from trustees of various securitization trusts, which the subsidiaries believe were made at the insistence of one or more investors and from certificate insurers. Each claim received has been reviewed, and the subsidiaries have contested those claims believed to be without merit or have agreed to repurchase certain loans (or to otherwise compensate the issuing trust) for those claims that the subsidiaries have determined to have merit.

In light of economic conditions and continuing defaults in residential mortgages, it is anticipated that the relevant subsidiaries may receive additional repurchase claims. Nomura’s exposure with respect to such claims will be influenced by the following factors, among others: the number of loans in which there are provable breaches of representations or warranties and fluctuations in unemployment and values in the residential real estate markets which affect the frequency of defaults and the loss severity for defaulting loans. This exposure may be mitigated to the extent that the subsidiaries are able to pursue and collect from the originators for those loans in which there are provable breaches. As of May 31, 2011, the subsidiaries have received loan repurchase claims of $796 million that are unresolved. In light of the uncertainties involved, Nomura cannot provide any meaningful estimate of its exposure to the existing unresolved demands or any additional breach of representation claims at this time.

Guarantees—

ASC 460 “Guarantees” specifies the disclosures to be made in regards to obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation at inception.

In the normal course of business, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the accounting definition of a guarantee, namely derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security held by a guaranteed party. Since Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed below information about derivative contracts that could meet the accounting definition of guarantees.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

Nomura records all derivative contracts at fair value on its consolidated balance sheets. Nomura believes the notional amounts generally overstate its risk exposure. Since the derivative contracts are accounted for at fair value, carrying value is considered the best indication of payment and performance risk for individual contracts.

The following table presents information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and certain other guarantees:

	Millions of yen				Translation into millions of U.S. dollars
	March 31
	2010		2011
	Carrying value	Maximum Potential Payout / Notional Total	Carrying value	Maximum Potential Payout / Notional Total	Carrying value	Maximum Potential Payout / Notional Total
Derivative contracts(1)	¥2,604,545	¥72,650,089	¥3,539,472	¥101,555,634	$42,768	$1,227,110
Standby letters of credit and other guarantees(2)	340	10,146	267	8,512	3	103

(1)	Credit derivatives are disclosed in Note 4, “Derivative instruments and hedging activities” and are excluded from “Derivative Contracts”.
(2)	Collateral held in connection with standby letters of credit and other guarantees as of March 31, 2010 is ¥8,089 million and as of March 31, 2011 is ¥6,761 million ($82 million).

The following table presents maturity information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and certain other guarantees as of March 31, 2011:

	Millions of yen
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥3,539,472	¥101,555,634	¥37,985,935	¥18,909,144	¥10,705,026	¥33,955,529
Standby letters of credit and other guarantees	267	8,512	205	9	190	8,108

	Translation into millions of U.S. dollars
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	$42,768	$1,227,110	$458,989	$228,482	$129,350	$410,289
Standby letters of credit and other guarantees	3	103	2	1	2	98

21. Segment and geographic information:

Operating segments—

In April 2010, Nomura established a Wholesale Division, encompassing the operations previously conducted by the Global Markets, the Investment Banking and the Merchant Banking divisions. Also Nomura realigned its reportable segments to reflect how it operates and manages its business. Accordingly, Nomura’s operating management and management reporting are prepared based on the Retail, the Asset Management, and the Wholesale segments. Nomura structures its business segments based upon the nature of its main products and services, its client base and its management structure.

The accounting policies for segment information materially follow U.S. GAAP, except for the impact of unrealized gains/losses on long-term investments in equity securities held for operating purposes, which under U.S. GAAP are included in income (loss) before income taxes, is excluded from segment information.

Revenues and expenses directly associated with each business segment are included in the operating results of each respective segment. Revenues and expenses that are not directly attributable to a particular segment are allocated to each respective business segment or included in “Other”, based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results are shown in the following tables. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management. Certain prior period amounts have been reclassified to conform to the current presentation, in accordance with the realignment in April 2010.

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Year ended March 31, 2010
Non-interest revenue	¥384,816	¥68,280	¥763,567	¥(104,629)	¥1,112,034
Net interest revenue	3,456	2,085	25,964	(2,124)	29,381

Net revenue	388,272	70,365	789,531	(106,753)	1,141,415
Non-interest expenses	274,915	51,771	614,349	104,540	1,045,575

Income (loss) before income taxes	¥113,357	¥18,594	¥175,182	¥(211,293)	¥95,840

Year ended March 31, 2011
Non-interest revenue	¥389,404	¥76,269	¥534,094	¥56,518	¥1,056,285
Net interest revenue	3,029	4,475	96,442	(12,637)	91,309

Net revenue	392,433	80,744	630,536	43,881	1,147,594
Non-interest expenses	291,245	55,691	623,819	66,688	1,037,443

Income (loss) before income taxes	¥101,188	¥25,053	¥6,717	¥(22,807)	¥110,151

	Translation into millions of U.S. dollars
Year ended March 31, 2011
Non-interest revenue	$4,705	$922	$6,454	$682	$12,763
Net interest revenue	37	54	1,165	(153)	1,103

Net revenue	4,742	976	7,619	529	13,866
Non-interest expenses	3,519	673	7,538	805	12,535

Income (loss) before income taxes	$1,223	$303	$81	$(276)	$1,331

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2010	2011	2011
Net gain related to economic hedging transactions	¥3,323	¥2,290	$28
Realized gain (loss) on investments in equity securities held for operating purposes	(3,365)	219	2
Equity in earnings (loss) of affiliates	7,765	8,996	109
Corporate items	(83,291)	(33,327)	(403)
Other(1)	(135,725)	(985)	(12)

Total	¥(211,293)	¥(22,807)	$(276)

(1)	Includes the impairment losses of affiliated companies and other equity-method investees which do not belong to the business segments of ¥2,974 million for the year ended March 2010 and the impact of Nomura’s own creditworthiness in certain financial liabilities for which the fair value option has been elected in accordance with ASC 825, and the impact of its own creditworthiness on derivative liabilities.

The table below presents a reconciliation of the combined business segments’ results included in the preceding table to Nomura’s reported net revenue, non-interest expenses and income (loss) before income taxes in the consolidated statements of operations.

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2010	2011	2011
Net revenue	¥1,141,415	¥1,147,594	$13,866
Unrealized gain(loss) on investments in equity securities held for operating purposes	9,407	(16,896)	(204)

Consolidated net revenue	¥1,150,822	¥1,130,698	$13,662

Non-interest expenses	¥1,045,575	¥1,037,443	$12,535
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Consolidated non-interest expenses	¥1,045,575	¥1,037,443	$12,535

Income (loss) before income taxes	¥95,840	¥110,151	$1,331
Unrealized gain (loss) on investments in equity securities held for operating purposes	9,407	(16,896)	(204)

Consolidated income (loss) before income taxes	¥105,247	¥93,255	$1,127

Geographic information—

Nomura’s identifiable assets, revenues and expenses are generally allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding global nature of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The table below presents a geographic allocation of net revenue and income (loss) before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the U.S. and the U.K., respectively. Net revenue and long-lived assets have been allocated on a revenues and expenses from external clients basis. Income (loss) before income taxes have been allocated on an including intersegment revenues and expenses basis.

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2010	2011	2011
Net revenue(1):
Americas	¥131,512	¥168,889	$2,041
Europe	348,829	257,135	3,107
Asia and Oceania	63,748	44,474	537

Sub-total	544,089	470,498	5,685
Japan	606,733	660,200	7,977

Consolidated	¥1,150,822	¥1,130,698	$13,662

Income (loss) before income taxes:
Americas	¥3,557	¥4,410	$53
Europe	18,995	(43,627)	(527)
Asia and Oceania	13,036	(16,296)	(197)

Sub-total	35,588	(55,513)	(671)
Japan	69,659	148,768	1,798

Consolidated	¥105,247	¥93,255	$1,127

	March 31
	2010	2011	2011
Long-lived assets:
Americas	¥94,508	¥91,295	$1,103
Europe	98,223	115,352	1,394
Asia and Oceania	32,871	31,642	382

Sub-total	225,602	238,289	2,879
Japan	269,449	270,945	3,274

Consolidated	¥495,051	¥509,234	$6,153

(1)	There is no revenue derived from transactions with a single major external client.

2. Unconsolidated Financial Statements

(1) Unconsolidated Financial Statements

1. Balance Sheets

		106th Fiscal Year March 31, 2010	107th Fiscal Year March 31, 2011
	Notes	Amount (Millions of yen)	Amount (Millions of yen)
(ASSETS)
Current Assets
Cash and time deposits		1,140	2,830
Certificate deposits		15,000	17,000
Money held in trust		42,124	28,767
Short-term loans receivable	*4	2,144,666	2,790,756
Advance payments to customers and others		34	22
Accounts receivable	*4	66,378	7,220
Accrued income	*4	24,815	31,511
Refundable taxes receivable		3,398	8,519
Deferred tax assets		1,382	1,116
Other current assets		3,211	3,657
Allowance for doubtful accounts		(24)	—

Total Current Assets		2,302,125	2,891,397
Fixed Assets
Tangible fixed assets	*1	48,318	46,290
Buildings		17,328	17,437
Furniture & fixtures		22,151	20,013
Land		8,839	8,839
Intangible assets		107,727	96,817
Software		107,726	96,816
Other		1	1
Investments and others		2,107,908	2,244,077
Investment securities	*2	135,674	123,632
Investments in subsidiaries and affiliates (at cost)	*2	1,369,661	1,451,145
Other securities of subsidiaries and affiliates		17,370	8,691
Contributions to capital		767	767
Long-term loans receivable from subsidiaries and affiliates		389,964	477,565
Long-term guarantee deposits	*4	37,726	34,839
Long-term prepaid expenses		482	321
Deferred tax assets		126,026	110,548
Other investments		30,272	36,603
Allowance for doubtful accounts		(32)	(32)

Total Fixed Assets		2,263,954	2,387,184

TOTAL ASSETS		4,566,078	5,278,581

		106th Fiscal Year March 31, 2010	107th Fiscal Year March 31, 2011
	Notes	Amount (Millions of yen)	Amount (Millions of yen)
(LIABILITIES)
Current Liabilities
Short-term borrowings	*4	49,600	562,641
Bond due within one year		70,000	166,638
Deposits received		1,242	147
Accounts payable		17,187	25,813
Accrued expenses		15,641	20,197
Collaterals received	*4	50,640	42,339
Accrued income taxes		3	223
Accrued bonuses for employees		726	975
Other current liabilities		90	12,859

Total Current Liabilities		205,130	831,833
Long-term liabilities
Bonds payable		1,270,055	1,502,484
Long-term borrowings		1,280,374	1,172,648
Long-term borrowings from affiliates		—	2,600
Other long-term liabilities		4,213	4,123

Total Long-term liabilities		2,554,642	2,681,854

TOTAL LIABILITIES		2,759,771	3,513,687

		106th Fiscal Year March 31, 2010	107th Fiscal Year March 31, 2011
	Notes	Amount (Millions of yen)	Amount (Millions of yen)
(NET ASSETS)
Shareholder’s equity
Common stock		594,493	594,493
Capital reserves
Additional paid-in capital		524,197	524,197
Other capital reserve		4,542	7,384

Total capital reserves		528,740	531,582
Earned surplus
Earned surplus reserve		81,858	81,858
Other Earned surplus
Reserve for specified fixed assets		11	8
General reserve		994,000	—
Earned surplus carried forward		(381,243)	568,582

Total earned surplus		694,625	650,449
Treasury stock		(66,285)	(95,504)

Total shareholder’s equity		1,751,573	1,681,019
Valuation and translation adjustments
Net unrealized gain on investments		21,801	22,234
Deferred gains or loss on hedges		8,899	30,105

Total valuation and translation adjustments		30,700	52,339
Subscription rights to shares		24,033	31,536

TOTAL NET ASSETS		1,806,307	1,764,894

TOTAL LIABILITIES AND NET ASSETS		4,566,078	5,278,581

2. Statements of Operations

		106th Fiscal Year from April 1, 2009 to March 31, 2010	107th Fiscal Year from April 1, 2010 to March 31, 2011
	Notes	Amount (Millions of yen)	Amount (Millions of yen)
Operating revenue
Property and equipment fee revenue	*1	108,691	108,470
Rent revenue	*2	39,918	38,076
Royalty on trademark	*3	20,901	19,347
Dividend from subsidiaries and affiliates		27,628	11,391
Interest from affiliates		—	29,760
Others	*4	23,736	12,831

Total operating revenue	*8	220,873	219,875
Operating expenses
Compensation and benefits		16,704	27,360
Rental and maintenance	*5	45,006	46,619
Data processing and office supplies	*6	43,105	41,067
Depreciation and amortization		44,145	44,951
Taxes		957	2,197
Others	*7	6,473	6,622
Interest expenses		27,553	41,247

Total operating expenses	*8	183,943	210,064

Operating income		36,930	9,812

Non-operating revenue
Dividends received		1,778	2,043
Exchange gain or loss		—	2,879
Corporate taxation refund		—	638
Investment enterprise partnerships revenue		517	46
Others		340	321

Total non-operating revenue	*8	2,635	5,926
Non-operating expenses
Investment enterprise partnerships loss		4,732	1,637
Stock issuance costs		2,274	—
Bond issuance costs		2,825	2,062
Others		614	349

Total non-operating expenses	*8	10,445	4,048

Ordinary income		29,121	11,690

Special profits
Reversal of allowance for doubtful accounts		4,812	—
Gain on sales of investment securities		646	1,299
Gain on capital reduction of subsidiaries and affiliates		1,479	—
Gain on sales of fixed assets		372	—
Gain on stock acquisition rights		—	143

Total special profits		7,309	1,442
Special losses
Loss on sales of investment securities		965	111
Loss on devaluation of investment securities		2,908	970
Loss on liquidation of subsidiaries and affiliates		1,747	—
Loss on sales of stocks of subsidiaries and affiliates		257	—
Loss on devaluation of investments in and contributions to subsidiaries and affiliates		16,878	17,591
Loss on abandonment of fixed assets		3,700	3,653

Total special losses		26,456	22,325

Income (loss) before income taxes		9,974	(9,193)

Income taxes—current		(51,280)	5,194
Income taxes—deferred		49,171	707

Total income taxes		(2,109)	5,902

Net income (loss)		12,083	(15,094)

2. Unconsolidated Statement of Changes in Net Assets

(106th Fiscal Year from April 1, 2009 to March 31, 2010)

	(Millions of yen)
	Shareholders’ equity
		Capital reserve
	Common stock	Additional paid-in capital	Other capital reserve	Total capital reserve
Balance at March 31, 2009	321,765	251,469	—	251,469
Change in the term
Issuance of common stock	217,728	217,728	—	217,728
Conversion of convertible bonds	55,000	55,000	—	55,000
Gain on sales of treasury stock	—	—	4,542	4,542

Total change in the term	272,728	272,728	4,542	277,270

Balance at March 31, 2010	594,493	524,197	4,542	528,740

	Shareholders’ equity
	Earned surplus
		Other Earned surplus
	Earned surplus reserve	Reserve for specified fixed assets	General reserve	Earned surplus carried forward	Total Earned surplus	Treasury stock	Total Shareholders’ equity
Balance at March 31, 2009	81,858	13	994,000	(382,199)	693,673	(74,554)	1,192,353
Change in the term
Issuance of new stock	—	—	—	—	—	—	435,456
Conversion of convertible bonds	—	—	—	—	—	—	110,000
Cash dividends	—	—	—	(11,130)	(11,130)	—	(11,130)
Reversal of reserve for specified fixed assets	—	(2)	—	2	—	—	—
Net income	—	—	—	12,083	12,083	—	12,083
Repurchases of treasury stock	—	—	—	—	—	(18)	(18)
Sale of treasury stock	—	—	—	—	—	8,288	12,830

Total change in the term	—	(2)	—	955	953	8,269	559,221

Balance at March 31, 2010	81,858	11	994,000	(381,243)	694,625	(66,285)	1,751,573

	Valuation and translation adjustments
	Net unrealized gain on investments	Deferred gains or loss on hedges	Total Valuation and translation adjustments	Subscription rights to shares	Total net assets
Balance at March 31, 2009	16,157	8,456	24,613	27,116	1,244,082
Change in the term
Issuance of new stock	—	—	—	—	435,456
Conversion of convertible bonds	—	—	—	—	110,000
Cash dividends	—	—	—	—	(11,130)
Net income	—	—	—	—	12,083
Repurchases of treasury stock	—	—	—	—	(18)
Sale of treasury stock	—	—	—	—	12,830
Other-net	5,644	443	6,087	(3,083)	3,004

Total change in the term	5,644	443	6,087	(3,083)	562,225

Balance at March 31, 2010	21,801	8,899	30,700	24,033	1,806,307

(107th Fiscal Year from April 1, 2010 to March 31, 2011)

	(Millions of yen)
	Shareholders’ equity
		Capital reserve
	Common stock	Additional paid-in capital	Other capital reserve	Total capital reserve
Balance at March 31, 2010	594,493	524,197	4,542	528,740
Change in the term
Issuance of common stock	—	—	—	—
Conversion of convertible bonds	—	—	—	—
Gain on sales of treasury stock	—	—	2,842	2,842

Total change in the term	—	—	2,842	2,842

Balance at March 31, 2011	594,493	524,197	7,384	531,582

	Shareholders’ equity
	Earned surplus
		Other Earned surplus
	Earned surplus reserve	Reserve for specified fixed assets	General reserve	Earned surplus carried forward	Total Earned surplus	Treasury stock	Total Shareholders’ equity
Balance at March 31, 2010	81,858	11	994,000	(381,243)	694,625	(66,285)	1,751,573
Change in the term
Issuance of new stock	—	—	—	—	—	—	—
Conversion of convertible bonds	—	—	—	—	—	—	—
Cash dividends	—	—	—	(29,083)	(29,083)	—	(29,083)
Reversal of reserve for specified fixed assets	—	(2)	—	2	—	—	—
Reversal of reserve	—	—	(994,000)	994,000	—	—	—
Net income	—	—	—	(15,094)	(15,094)	—	(15,094)
Repurchases of treasury stock	—	—	—	—	—	(37,378)	(37,378)
Sale of treasury stock	—	—	—	—	—	8,158	11,000

Total change in the term	—	(2)	(994,000)	949,825	(44,177)	(29,219)	(70,554)

Balance at March 31, 2011	81,858	8	—	568,582	650,449	(95,504)	1,681,019

	Valuation and translation adjustments
	Net unrealized gain on investments	Deferred gains or loss on hedges	Total Valuation and translation adjustments	Subscription rights to shares	Total net assets
Balance at March 31, 2010	21,801	8,899	30,700	24,033	1,806,307
Change in the term
Issuance of new stock	—	—	—	—	—
Conversion of convertible bonds	—	—	—	—	—
Cash dividends	—	—	—	—	(29,083)
Net income	—	—	—	—	(15,094)
Repurchases of treasury stock	—	—	—	—	(37,378)
Sale of treasury stock	—	—	—	—	11,000
Other-net	433	21,206	21,639	7,503	29,142

Total change in the term	433	21,206	21,639	7,503	(41,413)

Balance at March 31, 2011	22,234	30,105	52,339	31,536	1,764,894

[Significant Accounting Policies]

106th Fiscal Year	107th Fiscal Year

1. Basis and Methods of Valuation for Financial Instruments	1. Basis and Methods of Valuation for Financial Instruments

(1) Other securities	(1) Other securities

a. Securities with market value	a. Securities with market value

Recorded at market value.	Recorded at market value.

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as “Net unrealized gain on investments” in “Net Assets” on the balance sheet.

(Same as left)

b. Securities with no market value	b. Securities with no market value

Recorded at cost using the moving average method or amortized cost.	(Same as left)

With respect to investment enterprise partnerships and similar investments in partnerships which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Financial Instruments and Exchange Act, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on day of statement of account set forth in the partnership agreements.

(2) Stocks of subsidiaries and affiliates	(2) Stocks of subsidiaries and affiliates

Recorded at cost using the moving average method.	(Same as left)

2. Basis and method of valuation for money held in trust	2. Basis and method of valuation for money held in trust

Accounted for at fair value based on the mark-to-market method	(Same as left)

3. Depreciation and Amortization	3. Depreciation and Amortization

(1) Depreciation of tangible fixed assets	(1) Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired after March 31, 1998 which are depreciated on the straight-line method.	Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired after March 31, 1998 which are depreciated on the straight-line method.
The estimated useful lives are generally as follows:	The estimated useful lives are generally as follows:
Buildings 8 – 47 years	Buildings 5 – 47 years
Furniture & fixtures 3 – 15 years	Furniture & fixtures 3 – 15 years

(2) Amortization of intangible assets	(2) Amortization of intangible assets

Intangible assets are amortized over their estimated useful lives primarily on the straight-line method.	(Same as left)
The useful lives of software were based on those determined internally.

4. Deferred Assets (1) Stock issuance costs Stock issuance costs are Expensed upon incurred	4. Deferred Assets (1) Bond issuance costs Bond issuance costs are expensed upon incurred

(2) Bond issuance costs

Bond issuance costs are expensed upon incurred

106th Fiscal Year	107th Fiscal Year
5. Translation of Assets and Liabilities Denominated in Foreign Currencies	5. Translation of Assets and Liabilities Denominated in Foreign Currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the income statement.

(Same as left)

6. Provisions	6. Provisions

(1) Allowance for doubtful accounts	(1) Allowance for doubtful accounts

To provide for bad loans, the Company made provisions for doubtful accounts based on an estimate of the uncollectable amount calculated using historical loss ratios or a reasonable estimate based on financial condition of individual borrowers.

(Same as left)

(2) Reserve for bonus payment	(2) Accrued bonuses

To prepare for payments of bonuses to employees, the estimated amount was recorded in accordance with the prescribed calculation method.	(Same as left)

7. Hedging Activities	7. Hedging Activities

(1) Hedge accounting	(1) Hedge accounting

Mark-to-market profits and losses on hedging instruments are deferred until the profits or losses on the underlying hedged items are realized. Certain eligible foreign currencies denominated monetary items are translated at forward exchange rates and the differences are amortized over the remaining period.

(Same as left)

(2) Hedging instruments and hedged item	(2) Hedging instruments and hedged item

The Company utilizes interest rate swap contracts to hedge the interest rate risk on borrowings and bonds that the Company issued. The Company utilizes currency forward contracts to hedge foreign currency risk on loans.

The Company utilizes interest rate swap contracts to hedge the interest rate risk on bonds, borrowings and other instruments that the Company issued. The Company utilizes currency forward contracts and foreign currency bonds to hedge foreign currency risk on loans and investments in subsidiaries.

(3) Hedging policy	(3) Hedging policy

As a general rule, the interest rate risk on bonds is fully hedged until maturity and the foreign currency risk on loans is fully hedged until maturity.	As a general rule, the interest rate risk on bonds and borrowings is fully hedged until maturity and the foreign currency risk on loans is fully hedged until maturity.

(4) Valuating the validity of hedging instruments	(4) Valuating the validity of hedging instruments

The Company regularly verifies the result of risk offsetting by each hedging instrument and hedged item.

Regarding to the hedge of the interest risk and foreign currency risk, the Company regularly verifies the result of risk offsetting by each hedging instrument and hedged item, and verifies the validity of the hedge.

106th Fiscal Year	107th Fiscal Year

8. Other Important Items as Basis of Financial Statements	8. Other Important Items as Basis of Financial Statements

(1) Accounting for consumption taxes	(1) Accounting for consumption taxes

Consumption taxes are accounted for based on the tax exclusion method.	(Same as left)

(2) Application of consolidated tax return system	(2) Application of consolidated tax return system

The Company applies consolidated tax return system.	(Same as left)

[Change in Presentation]

106th Fiscal Year	107th Fiscal Year
—	(Statements of Operations)

Interest from affiliates (¥20,068 million in prior year) which was included in Others of Operating revenue in the prior year has been separately disclosed this year as the amount surpassed 10/100 of the total operating revenue.

[Notes to the Financial Statements]

(Balance Sheets)

106th Fiscal Year		107th Fiscal Year
*1. Accumulated depreciation on tangible fixed assets:		*1. Accumulated depreciation on tangible fixed assets:

Buildings Furniture & fixtures	¥24,888 (million) 58,175	Buildings Furniture & fixtures	¥25,278 (million) 58,774

Total	83,062	Total	84,052

*2. Securities deposited		*2. Securities deposited

The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a book value of ¥30,790 million based on securities loan contracts which provide borrowers with the rights to resell or repledge the securities.

The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a book value of ¥28,775 million based on securities loan contracts which provide borrowers with the rights to resell or repledge the securities.

3. Financial guarantee (Note) 1		3. Financial guarantee (Note) 1

Principal and coupons of ¥98,200 million bonds issued by Nomura Securities Co., Ltd. ¥98,200 million		Principal and coupons of ¥34,200 million bonds issued by Nomura Securities Co., Ltd. ¥34,200 million

Commercial Paper with face value of US$421,500 thousand, €228,500 thousand, CHF16,000 thousand and CAN$2,000 issued by Nomura International plc, the guarantee of ¥7,653 million in relation to the futures transactions, the repurchase transactions of US$138,886 thousand, derivative transactions of US$412,955 thousand, and borrowings and repurchase transactions of US$3,137,000 thousand executed by Nomura International plc.

¥420,203 million (Note) 2

Commercial Paper with face value of US$372,000 thousand issued by Nomura International plc, the guarantee of ¥2,149 million in relation to the futures transactions, the repurchase transactions of US$415,807 thousand, derivative transactions of US$1,592,667 thousand, and borrowings and repurchase transactions of US$1,861,000 thousand executed by Nomura International plc. and US$70,000 thousand guarantee provided in Commodity Murabaha.

¥360,648 million (Note) 2

Principal and coupons of medium-term notes issued by Nomura Europe Finance N.V. of US$1,223,200 thousand, €2,542,000 thousand, AU$231,700 thousand, GBP502,123 thousand, CHF6,000 thousand, ZAR110,000 thousand, CAN$1,500 thousand, and ¥1,657,915 million.

¥2,181,578 million (Note) 2

Principal and coupons of medium-term notes issued by Nomura Europe Finance N.V. of US$1,963,000 thousand, EUR2,618,000 thousand, AU$2,141,200 thousand, GBP502,123 thousand, ZAR140,000 thousand, CHF6,000 thousand, NZ$5,000 thousand, BRL5,000 thousand, CA$2,000 thousand and JPY1,559,635 million

¥2,285,191 million (Note) 2

Swap transactions worth US$211,249 thousand executed by Nomura Global Financial Products Inc. ¥19,655 million (Note) 2		Swap transactions worth US$270,579 thousand executed by Nomura Global Financial Products Inc. ¥22,499 million (Note) 2

Principal and coupons of medium-term notes issued by Nomura Bank International plc of US$1,303,083 thousand, €1,506,345 thousand, AU$17,000 thousand and ¥56,158 million, and the guarantee provided in relation to the borrowings of €125,000 thousand by Nomura Bank International plc.

¥382,634 million

Principal and coupons of medium-term notes issued by Nomura Bank International plc of US$1,170,510 thousand, EUR1,527,548 thousand, AU$17,000 thousand and JPY66,206 million, and the guarantee provided in relation to the borrowings of €135,000 thousand by Nomura Bank International plc.

¥360,463 million

106th Fiscal Year	107th Fiscal Year

Guarantee of US$70,779 thousand in relation to the derivative and other transactions by Nomura International (Hong Kong) Limited ¥6,585 million

Guarantee of US$165 thousand in relation to the settlement of stock transaction entered by Nomura Securities Singapore Pte Ltd. ¥15 million

Guarantee of principal and coupons on ZAR1,070,000 thousand and AU$216,000 thousand in relation to the medium-term notes issued by Nomura Global Funding plc. ¥31,956 million	Guarantee of AU$1,227,000 thousand and NZ$280,000 thousand in principal and coupons on medium term notes issued by Nomura Global Funding plc. ¥123,372 million

Guarantee of principal and coupons on US$137,500 thousand in borrowings by Nomura Singapore Ltd.

¥11,433 million

Guarantee of US$100,000 thousand in payables of NBB Ijarah Co., Ltd.

¥8,315 million

Guarantee of US$79,169 thousand in principal and coupons on medium term notes issued by Nomura America Finance LLC.

¥6,583 million

Guarantee of US$56,270 thousand in derivative transactions etc. by Nomura Financial Investment (Korea) Co., Ltd.

¥4,679 million

Guarantee of US$7,450 thousand in repurchase transactions by Nomura Securities International Inc.

¥619 million

Guarantee of US$1,811 thousand in relation to the derivative and other transactions by Nomura Fixed Income Securities Private Limited. ¥168 million	Guarantee of US$4,089 thousand in derivative transactions etc. by Nomura Fixed Income Securities Private Limited. ¥340 million

Guarantee of GBP24,853 thousand in relation to the derivative transactions and other by Nexen Energy Marketing London Limited. ¥3,489 million	Guarantee of GBP29,672 thousand in derivative transactions etc. by Nomura Energy Marketing London Limited. ¥3,973 million

106th Fiscal Year	107th Fiscal Year

Guarantee of US$131 thousand in settlement of stock deals by Instinet Singapore Services Private Limited. ¥11 million

Guarantee of US$91 thousand in settlement of stock deals by Nomura Securities Singapore Private Limited. ¥8 million

(Note) 1 In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.

(Note)  1    In accordance with Japan Institute of Certified Public Accountants Audit and Assurance Practice Committee Practical Guideline No. 61, items recognized as effectively bearing the obligation of guarantee of liabilities are included in notes items equivalent to guaranteed obligations.

2 Includes co-guarantee with Nomura Securities Co., Ltd.	2 (Same as left)

*4. Balance with Subsidiaries and Affiliates Major balances with subsidiaries and affiliates are as follows:		*4. Balance with Subsidiaries and Affiliates Major balances with subsidiaries and affiliates are as follows:

Short-term loans receivable	¥2,141,996 million	Short-term loans receivable	¥2,790,756 million
Accounts receivable	65,465	Accounts receivable	6,459
		Accrued income	31,509
Long-term guarantee deposits	36,223	Long-term guarantee deposits	33,481
		Short-term borrowings	200,000
Deposits received	50,640	Deposits received	42,339

Besides the above-mentioned, other assets and other liabilities with Subsidiaries and Affiliates are ¥61,057 million and ¥19,973 million respectively.		Besides the above-mentioned, other assets and other liabilities with Subsidiaries and Affiliates are ¥44,636 million and ¥42,674 million respectively.

5. Commitments		5. Commitments

The Company has provided commitments to extend subordinated credits to Nomura Securities Co., Ltd.		The Company has provided commitments to extend subordinated credits to Nomura Securities Co., Ltd.
Nomura Securities Co., Ltd.		Nomura Securities Co., Ltd.
Total commitment available	¥150,000 million	Total commitment available	¥150,000 million
Less amount utilized	—	Less amount utilized	—

Balance available	¥150,000	Balance available	¥150,000

(Statements of Operations)

106th Fiscal Year		107th Fiscal Year
*1 “Property and equipment fee revenue” consists of revenue mainly from Nomura Securities Co., Ltd., a subsidiary of the Company, on leasing furniture, fixtures and software.		*1 (Same as left)

*2 “Rent revenue” consists of revenue mainly from Nomura Securities Co., Ltd., a subsidiary of the Company, on renting office accommodation.		*2 (Same as left)

*3 “Royalty on trademark” consists of revenue from Nomura Securities Co., Ltd., a subsidiary of the Company, on the use of the Company’s trademark.		*3 (Same as left)

*4 “Others” includes fees from securities lending and interest received on loans mainly from Nomura Securities Co., Ltd., a subsidiary of the Company.		*4 “Others” includes fees from services and securities lending mainly from Nomura Securities Co., Ltd., a subsidiary of the Company.

*5 Breakdown of Rental and maintenance		*5 Breakdown of Rental and maintenance

Real estate	¥37,291 million	Real estate	¥36,697 million
Furniture and fixtures	7,714	Furniture and fixtures	9,922

Total	45,006	Total	46,619

*6 Breakdown of Data processing and office supplies		*6 Breakdown of Data processing and office supplies

Data processing	¥43,100 million	Data processing	¥41,060 million
Office supplies	5	Office supplies	7

Total	43,105	Total	41,067

*7 Breakdown of Others		*7 Breakdown of Others

Training and data	¥2,646 million	Training and data	¥2,373 million
Water and electricity	1,297	Water and electricity	1,275
Others	2,530	Others	2,974

Total	6,473	Total	6,622

*8     Balance with Subsidiaries and Affiliates

Operating revenue from subsidiaries and affiliates:

¥219,654 million

Operating expenses to subsidiaries and affiliates:

¥67,149 million

Non-operating revenue to subsidiaries and affiliates:

¥39 million

Non-operating expenses to subsidiaries and affiliates:

¥7,076 million

*8     Balance with Subsidiaries and Affiliates

Operating revenue from subsidiaries and affiliates:

¥219,859 million

Operating expenses to subsidiaries and affiliates:

¥55,419 million

Non-operating revenue to subsidiaries and affiliates:

¥96 million

Non-operating expenses to subsidiaries and affiliates:

¥3,372 million

(Statements of Changes in Net Assets)

(106th Fiscal Year from April 1, 2009 to March 31, 2010)
Treasury Stock
Type of shares	Common stock
End of prior year	55,127,845 shares
Increase	26,857 shares
Decrease	6,129,228 shares
End of current year	49,025,474 shares

(Summary of reasons for change)

The principal reasons for increase were as follows:

Increase related to requests to purchase shares less than full trading units	26,857 shares

The principal reasons for decrease were as follows:

Reduction related to exercise of stock acquisition rights	6,122,900 shares
Reduction related to buying to complete full trading units	6,328 shares

(107th Fiscal Year from April 1, 2010 to March 31, 2011)
Treasury Stock
Type of shares	Common stock
End of prior year	49,025,474 shares
Increase	75,030,934 shares
Decrease	6,873,009 shares
End of current year	117,183,399 shares

(Summary of reasons for change)

The principal reasons for increase were as follows:

Increase related to purchase shares in the market	75,000,000 shares
Increase related to requests to purchase shares less than full trading units	30,934 shares

The principal reasons for decrease were as follows:

Reduction related to exercise of stock acquisition rights	6,870,600 shares
Reduction related to buying to complete full trading units	2,409 shares

(Leasing Transactions)

106th Fiscal Year		107th Fiscal Year

1.      Financing lease transactions

Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessees entered prior to April 1, 2008 are continued to be accounted for as following the normal rental treatment. The following describes such financing leases.

Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessees:

1.      Financing lease transactions

Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessees entered prior to April 1, 2008 are continued to be accounted for as following the normal rental treatment, however, as the detail are not material, the information is not listed below.

(1) Acquisition cost of the leased property, accumulated depreciation and the year-end balance (See Note below.)

	Furniture and fixtures
Acquisition cost	¥101 million
Accumulated depreciation	63

Year-end balance	38

(2) Closing balance of the obligation under lease (See Note below.)

One year or less	¥28 million
More than one year	10

Total	38

(3) Lease payments and depreciation expense

Lease payments	¥36 million
Depreciation expense	¥36 million

(4)    The method of calculating the depreciation expense The amount equivalent to the depreciation expense is calculated by straight-line method, the useful life being the lease period and no (zero) salvage value.

(Note)    The acquisition cost and the closing balance are calculated by the interest inclusion method in accordance with the regulations of Item 2, Article 8-6 of the “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” because their percentage against the year-end balance of tangible fixed assets was low.

2. Operating leases are as follows: Closing balance of the obligation under lease		2. Operating leases are as follows: Closing balance of the obligation under lease

One year or less	¥ 2,396 million	One year or less	¥ 2,802 million
More than one year	13,303	More than one year	12,634

Total	15,699	Total	15,435

(Securities Held)

(106th Fiscal Year ended March 31, 2010)

Nomura Holdings, Inc. adopted the “Revised Accounting Standard for Financial Instruments” (ASBJ Statement No.10 March 10, 2008) and “Guidance on Disclosures about Fair Value of Financial Instruments” (ASBJ Guidance No.19 March 10, 2008) from the fiscal year ended March 31, 2010.

(1)	Stocks of Subsidiaries and Affiliates with Market Value (Millions of yen)

	106th Fiscal Year
	Book Value	Market Value	Difference
Subsidiaries	—	—	—
Affiliates	27,496	52,057	24,562

Stocks of subsidiaries and Affiliates which are extremely difficult to observe its Market Value

Book Value (Millions of yen)
Subsidiaries	1,338,027
Affiliates	4,138
Total	1,342,165

Those are securities without quoted market value. Consequently, those are securities which are extremely difficult to observe its Market Value.

(2)	Other Securities with Market Value (Millions of yen)

	106th Fiscal Year
	Cost	Book Value	Difference
Securities whose book value exceeds cost
Equities	40,475	79,519	39,044

Subtotal	40,475	79,519	39,044

Securities whose book value does not exceed cost
Certificate of deposits	15,000	15,000	—
Equities	8,049	6,988	(1,062)
Others	3,163	2,767	(396)

Subtotal	26,212	24,755	(1,458)

Total	66,688	104,274	37,586

(3)	Securities which are extremely difficult to observe its Market Value (except those referred in (1) above)

106th Fiscal Year
Book Value (Millions of yen)
Other Securities	63,770
Equities (Unlisted equities, etc.)	39,290
Others	24,479
Other securities of subsidiaries and affiliates	17,370
Others	7,110

Those are securities without quoted market value. Consequently, those are securities which are extremely difficult to observe its Market Value.

(107th Fiscal Year ended March 31, 2011)

(1)	Stocks of Subsidiaries and Affiliates with Market Value (Millions of yen)

	107th Fiscal Year
	Book Value	Market Value	Difference
Subsidiaries	—	—	—
Affiliates	26,751	44,807	18,056

Stocks of subsidiaries and Affiliates which are extremely difficult to observe its Market Value

Book Value (Millions of yen)
Subsidiaries	1,420,606
Affiliates	3,788
Total	1,424,394

Those are securities without quoted market value. Consequently, those are securities which are extremely difficult to observe its Market Value.

(2)	Other Securities with Market Value (Millions of yen)

	107th Fiscal Year
	Cost	Book Value	Difference
Securities whose book value exceeds cost
Equities	38,146	80,103	41,958

Subtotal	38,146	80,103	41,958

Securities whose book value does not exceed cost
Certificate of deposits	17,000	17,000	—
Equities	17,511	14,518	(2,993)
Others	2,253	1,905	(348)

Subtotal	36,764	33,423	(3,341)

Total	74,910	113,526	38,617

(3)	Securities which are extremely difficult to observe its Market Value (except those referred in (1) above)

107th Fiscal Year
Book Value (Millions of yen)
Other Securities	35,796
Equities (Unlisted equities, etc.)	19,864
Others	15,932
Other securities of subsidiaries and affiliates	8,691
Others	7,241

Those are securities without quoted market value. Consequently, those are securities which are extremely difficult to observe its Market Value.

(Derivative Transactions)

Statement on derivative transactions is omitted as Nomura makes consolidated statement.

(Tax Effect Accounting)

106th Fiscal Year			107th Fiscal Year
1. Breakdown of deferred tax assets and liabilities Deferred tax assets			1. Breakdown of deferred tax assets and liabilities Deferred tax assets

Loss on devaluation of securities	¥365,315	million	Loss on devaluation of securities	¥368,896	million

Loss carry-forward on local tax	32,840		Loss carry-forward on local tax	28,692
Attributed consolidated corporate tax	15,569		Attributed consolidated corporate tax	14,475
Loss on devaluation of fixed assets	4,166		Loss on devaluation of fixed assets	4,166
Stock option	1,857		Stock option	2,368
Others	3,456		Others	2,949

Sub Total deferred tax assets	423,205		Sub Total deferred tax assets	421,545
Valuation allowance	(273,889)		Valuation allowance	(273,385)

Total deferred tax assets	149,317		Total deferred tax assets	148,160
Deferred tax liabilities			Deferred tax liabilities
Net unrealized gain on investments	(15,150)		Net unrealized gain on investments	(15,450)
Deferred gains or loss on hedges	(6,184)		Deferred gains or loss on hedges	(20,921)
Others	(575)		Others	(126)

Total deferred tax liabilities	(21,909)		Total deferred tax liabilities	(36,497)

Net deferred tax assets	127,408		Net deferred tax assets	111,663

2. Major differences between the statutory effective tax rate and the corporate tax rate after tax effect accounting application			2. Major differences between the statutory effective tax rate and the corporate tax rate after tax effect accounting application

Statutory effective tax rate	41.0%		Statutory effective tax rate	41.0%
(Adjustments)			(Adjustments)
Permanent differences excluded from revenues	(112.7)		Permanent differences excluded from revenues	52.0
Permanent differences excluded from expenses	55.1		Permanent differences excluded from expenses	(77.1)
Valuation allowance	(6.3)		Valuation allowance	7.2
Accumulated earning tax of overseas subsidiaries	5.2		Accumulated earning tax of overseas subsidiaries	(104.2)
Income taxes - prior year adjustments	(3.0)		Income taxes - prior year adjustments	(3.0)
			Foreign tax credit	20.0
Others	(0.5)		Others	(0.1)
Corporate tax rate after tax effect accounting	(21.2)		Corporate tax rate after tax effect accounting	(64.2)

(Information on Per Share Data)

106th Fiscal Year		107th Fiscal Year
Shareholders’ equity per share	¥485.62	Shareholders’ equity per share	¥481.23
Net income per share	¥3.86	Net loss per share	¥4.16
Net income per share – diluted	¥3.83	Net income per share – diluted	—

(Notes)

         1. Although there were dilutive shares, no net income per share data was presented due to the net loss for the 107th fiscal year.

         2. The base data for calculating net income per share are as follows:

	106th Fiscal Year	107th Fiscal Year
Net income per share
Net income (Millions of yen)	12,083	(15,094)
Amount which does not belong to shareholders of common stock (Millions of yen)	—	—
Net income which belong to common stock (Millions of yen)	12,083	(15,094)
Average number of common stock during the fiscal year (Thousands of shares)	3,127,918	3,628,862

Net income per share – diluted
Adjustment on net income (Millions of yen)	—	—
Increase of common stock (Thousands of shares)	24,344	—
(Increase due to stock acquisition right (Thousands of shares))	24,344	—

Common stock equivalents which are not included in the net income per share – diluted as they have no dilutive effect

(Stock Acquisition Right) Number of Shares under 10 series of Stock Acquisition Rights 102,075

Stock Acquisition Right No.2 Stock Acquisition Right No.4 Stock Acquisition Right No.8 Stock Acquisition Right No.11 Stock Acquisition Right No.15 Stock Acquisition Right No.16 Stock Acquisition Right No.22 Stock Acquisition Right No.23 Stock Acquisition Right No.31 Stock Acquisition Right No.32 See also “Item 4 Company Information, 1. Share Capital Information, (2) Stock Options”

		(Stock Acquisition Right) No stock acquisition rights had dilutive effects due to the net loss for the year. See also “Item 4 Company Information, 1. Share Capital Information, (2) Stock Options”

[Significant Subsequent Events]

106th Fiscal Year	107th Fiscal Year

1        Pursuant to the respective resolution passed by the Board of Directors as of March 27, 2008 as well as the Executive Management Board as of April 9, 2010, the Company issued the Twenty second Series of Unsecured Straight Bonds as of June 24, 2010.

(1)     The name of bonds

22th Series of Nomura Holdings, Inc. Unsecured Straight Bonds

(2)     Issue amount

61.0 billion yen

(3)     Issue price

100 yen per face value of 100 yen

(4)     Interest rate

0.937% per annum

(5)     Redemption price

100% of the principal amount

(6)     Maturity date

June 24, 2015

(7)     Use of proceeds

Operating capital

1        Pursuant to the respective resolution passed by the Board of Directors as of March 27, 2008 as well as the Executive Management Board as of April 8, 2011, the Company issued the Twenty eighth Series of Unsecured Straight Bonds as of April 22, 2011.

(1)     The name of bonds

28th Series of Nomura Holdings, Inc. Unsecured Straight Bonds

(2)     Issue amount

45.4 billion yen

(3)     Issue price

100 yen per face value of 100 yen

(4)     Interest rate

0.88% per annum

(5)     Redemption price

100% of the principal amount

(6)     Maturity date

April 22, 2015

(7)     Use of proceeds

Operating capital

2        Pursuant to the respective resolution passed by the Board of Directors as of March 27, 2008 as well as the Executive Management Board as of April 9, 2010, the Company issued the Twenty third Series of Unsecured Straight Bonds as of June 24, 2010.

(1)     The name of bonds

23th Series of Nomura Holdings, Inc. Unsecured Straight Bonds

(2)     Issue amount

47.0 billion yen

(3)     Issue price

100 yen per face value of 100 yen

(4)     Interest rate

1.808% per annum

(5)     Redemption price

100% of the principal amount

(6)     Maturity date

June 24, 2020

(7)     Use of proceeds

Operating capital

106th Fiscal Year	107th Fiscal Year

3        Pursuant to the respective resolution passed by the Board of Directors as of March 27, 2008 as well as the Executive Management Board as of April 9, 2010, the Company issued the Twenty fourth Series of Unsecured Straight Bonds as of June 24, 2010.

(1)     The name of bonds

24th Series of Nomura Holdings, Inc. Unsecured Straight Bonds

(2)     Issue amount

22.0 billion yen

(3)     Issue price

100 yen per face value of 100 yen

(4)     Interest rate

2.329% per annum

(5)     Redemption price

100% of the principal amount

(6)     Maturity date

June 24, 2025

(7)     Use of proceeds

Operating capital

2.       On May 13, 2011, Nomura entered into an agreement with one of its related companies, Nomura Land and Building Co., Ltd. (“NLB”) to implement a stock for stock exchange (“Stock Exchange Agreement”). Based on the Stock Exchange Agreement, NLB will become a wholly owned subsidiary of Nomura effective from July 1, 2011 (“effective date”).

Also, in advance of the effective date, Nomura acquired additional NLB shares (“Share Purchases”) as of May 24, 2011. As a result of the Share Purchases, NLB became a consolidated subsidiary of Nomura.

(See subsequent events in Note 10 “Business Combinations” in our consolidated financial statements included in this annual report.)

[Translation]

Report of Independent Auditors

June 29, 2010

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC

Koichi Hanabusa
Certified Public Accountant
Designated and Engagement Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Engagement Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Engagement Partner

Junko Kamei
Certified Public Accountant
Designated and Engagement Partner

Audit of Financial Statements

We have audited the consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for the consolidated fiscal period from April 1, 2009 to March 31, 2010 which comprise the consolidated balance sheet, the consolidated statements of operations, changes in equity, comprehensive income and cash flows, and the supplementary consolidated financial schedules pursuant to the audit requirement of the rule specified in the Article 193-2, Section 1 of the Financial Instruments and Exchange Act. These consolidated financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these consolidated financial statements.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes, examining on a test basis, assessing the accounting principles and application method used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of March 31, 2010, and the consolidated results of their operations and their cash flows for the consolidated fiscal period then ended in conformity with accounting principles generally accepted in the United States of America (refer to Note 1 to the consolidated financial statements).

Audit of Internal Control

We have audited Nomura Holdings, Inc.’s internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) pursuant to the audit requirement of the rule specified in the Article 193-2, Section 2 of the Financial Instruments and Exchange Act. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to independently express an opinion on the Company’s internal control over financial reporting.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the PCAOB Standards). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Nomura Holdings, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on the COSO criteria.

Additional Information

We conducted the audit of the Company’s internal control over financial reporting as of March 31, 2010, based on the COSO criteria. The key differences from an audit under auditing standards for internal control over financial reporting generally accepted in Japan (the Japanese Standards) are as follow:

1.	An opinion is expressed on Management’s Report on Internal Control Over Financial Reporting under the Japanese Standards while an opinion is expressed on the company’s internal control over financial reporting under the PCAOB Standards.

2.	Under the Japanese Standards, the audit scope includes the financial statements and the disclosures that could have a material effect on the reliability of the financial statements. Under the PCAOB Standards, the audit scope includes internal control on preparation of the financial statements contained in the “financial condition” section, as defined above.

3.	The audit covers internal controls performed at affiliated companies that are accounted for by the equity method under the Japanese Standards while such internal controls are not covered under the PCAOB Standards.

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original Report of Independent Auditors and the Company (the company submitting securities report) maintains the original report.

(Note)

This is an English translation of the Japanese language Report of Independent Auditors issued by Ernst & Young ShinNihon LLC in connection with the audit of the consolidated financial statements of Nomura Holdings, Inc., prepared in Japanese, for the year ended March 31, 2010. Ernst & Young ShinNihon LLC have not audited the English language version of the consolidated financial statements for the above-mentioned period, which are included in this current report on Form 6-K Report of Foreign Private Issuer.

[Translation]

Report of Independent Auditors

June 30, 2011

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC

Koichi Hanabusa
Certified Public Accountant
Designated and Engagement Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Engagement Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Engagement Partner

Junko Kamei
Certified Public Accountant
Designated and Engagement Partner

Audit of Financial Statements

We have audited the consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for the consolidated fiscal period from April 1, 2010 to March 31, 2011 which comprise the consolidated balance sheet, the consolidated statements of operations, changes in equity, comprehensive income and cash flows, and the supplementary consolidated financial schedules pursuant to the audit requirement of the rule specified in the Article 193-2, Section 1 of the Financial Instruments and Exchange Act. These consolidated financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these consolidated financial statements.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes, examining on a test basis, assessing the accounting principles and application method used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of March 31, 2011, and the consolidated results of their operations and their cash flows for the consolidated fiscal period then ended in conformity with accounting principles generally accepted in the United States of America (refer to Note 1 to the consolidated financial statements).

Additional Information

As disclosed in Note 10 “Business combinations” to the consolidated financial statements, on May 13, 2011, the Company entered into an agreement with one of its related companies, Nomura Land and Building Co., Ltd. (“NLB”) to implement a stock for stock exchange and NLB will become a wholly owned subsidiary of the Company effective from July 1, 2011 (“effective date”). Also, in advance of the effective date, NLB became a consolidated subsidiary of the Company, as the Company acquired additional NLB shares as of May 24, 2011.

Audit of Internal Control

We have audited Nomura Holdings, Inc.’s internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) pursuant to the audit requirement of the rule specified in the Article 193-2, Section 2 of the Financial Instruments and Exchange Act. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to independently express an opinion on the Company’s internal control over financial reporting.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the PCAOB Standards). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Nomura Holdings, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on the COSO criteria.

Additional Information

We conducted the audit of the Company’s internal control over financial reporting as of March 31, 2011, based on the COSO criteria. The key differences from an audit under auditing standards for internal control over financial reporting generally accepted in Japan (the Japanese Standards) are as follow:

1.	An opinion is expressed on Management’s Report on Internal Control Over Financial Reporting under the Japanese Standards while an opinion is expressed on the company’s internal control over financial reporting under the PCAOB Standards.

2.	Under the Japanese Standards, the audit scope includes the financial statements and the disclosures that could have a material effect on the reliability of the financial statements. Under the PCAOB Standards, the audit scope includes internal control on preparation of the financial statements contained in the “financial condition” section, as defined above.

3.	The audit covers internal controls performed at affiliated companies that are accounted for by the equity method under the Japanese Standards while such internal controls are not covered under the PCAOB Standards.

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original Report of Independent Auditors and the Company (the company submitting securities report) maintains the original report.

(Note)

This is an English translation of the Japanese language Report of Independent Auditors issued by Ernst & Young ShinNihon LLC in connection with the audit of the consolidated financial statements of Nomura Holdings, Inc., prepared in Japanese, for the year ended March 31, 2011. Ernst & Young ShinNihon LLC have not audited the English language version of the consolidated financial statements for the above-mentioned period, which are included in this current report on Form 6-K Report of Foreign Private Issuer.

[Translation]

Report of Independent Auditors

June 29, 2010

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC

Koichi Hanabusa
Certified Public Accountant
Designated and Engagement Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Engagement Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Engagement Partner

Junko Kamei
Certified Public Accountant
Designated and Engagement Partner

We have audited the financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for its 106th fiscal period from April 1, 2009 to March 31, 2010 which comprise the balance sheet, the statements of operations and changes in net assets, and the supplementary financial schedules pursuant to the audit requirement of the rule specified in the Article 193-2, Section 1 of the Financial Instruments and Exchange Act. These financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these financial statements.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, assessing the accounting principles and application method used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nomura Holdings, Inc. as of March 31, 2010, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*1.	Above is an electronic version of the original Report of Independent Auditors and the Company (the company submitting securities report) maintains the original report.
2.	The financial statements referred to above do not include the data themselves provided via XBRL.

(Note)

This is an English translation of the Japanese language Report of Independent Auditors issued by Ernst & Young ShinNihon LLC in connection with the audit of the financial statements of Nomura Holdings, Inc., prepared in Japanese, for the year ended March 31, 2010. Ernst & Young ShinNihon LLC have not audited the English language version of the financial statements for the above-mentioned period, which are included in this current report on Form 6-K Report of Foreign Private Issuer.

[Translation]

Report of Independent Auditors

June 30, 2011

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC

Koichi Hanabusa
Certified Public Accountant
Designated and Engagement Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Engagement Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Engagement Partner

Junko Kamei
Certified Public Accountant
Designated and Engagement Partner

We have audited the financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for its 107th fiscal period from April 1, 2010 to March 31, 2011 which comprise the balance sheet, the statements of operations and changes in net assets, and the supplementary financial schedules pursuant to the audit requirement of the rule specified in the Article 193-2, Section 1 of the Financial Instruments and Exchange Act. These financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these financial statements.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, assessing the accounting principles and application method used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nomura Holdings, Inc. as of March 31, 2011, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in Japan.

Additional Information

As disclosed in Note 2 of “Significant Subsequent Events” to the financial statements, the Company entered into an agreement with one of its related companies, Nomura Land and Buildings Co., Ltd. (“NLB”) to implement a stock for stock exchange and NLB will become a wholly owned subsidiary of the Company effective from July 1, 2011 (“effective date”). Also, in advance of the effective date, NLB became a consolidated subsidiary of the Company, as the Company acquired additional NLB shares as of May 24, 2011.

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*1.	Above is an electronic version of the original Report of Independent Auditors and the Company (the company submitting securities report) maintains the original report.
2.	The financial statements referred to above do not include the data themselves provided via XBRL.

(Note)

This is an English translation of the Japanese language Report of Independent Auditors issued by Ernst & Young ShinNihon LLC in connection with the audit of the financial statements of Nomura Holdings, Inc., prepared in Japanese, for the year ended March 31, 2011. Ernst & Young ShinNihon LLC have not audited the English language version of the financial statements for the above-mentioned period, which are included in this current report on Form 6-K Report of Foreign Private Issuer.

EXHIBIT 2

Confirmation Letter

1 [Appropriateness of Annual Securities Report]

Kenichi Watanabe, Group Chief Executive Officer, and Junko Nakagawa, Chief Financial Officer, have confirmed that the annual securities report of Nomura Holdings, Inc. for the year ended March 31, 2011 is appropriate under the Financial Instruments and Exchange Act.

2 [Special Comments]

There is no special comment to be stated.

Management’s Report on Internal Control Over Financial Reporting

1 [Framework of Internal Control over Financial Reporting]

Management is responsible for establishing and maintaining adequate internal control over financial reporting for Nomura. Management has established and maintained internal control over financial reporting using the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO framework”).

2 [Scope, Reference Date, and Method of Evaluation]

Management, with the participation of Group Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) using the criteria set forth in the COSO framework. The reference date of evaluation was as of March 31, 2011.

3 [Report of Result of Evaluation]

Based on the evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2011.

4 [Comments]

The key differences between the standards generally accepted in the United States which Nomura adopts for the evaluation of internal control over financial reporting (“U.S. standards”) and that of Japanese (“Japanese standards”) are:

- Under the U.S. standards, the financial reporting which is subject to the internal control requirements only includes the consolidated financial statements. Under the Japanese standards, the financial reporting which is subject to the internal control requirements includes financial statements, including consolidated financial statements, and other disclosures that have material effects on reliability of financial statements.

- Under the U.S. standards, the scope of internal control over financial reporting includes the parent company and its consolidated entities. Under the Japanese standards, the scope of internal control over financial reporting includes the parent company, its consolidated entities, and the affiliated companies that are accounted for by using the equity method.

5 [Special Comments]

There is no special comment to be stated.